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Table of contents
Index to financial statements

As filed with the Securities and Exchange Commission on January 27, 2006.

Registration No. 333-129935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE
AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EXCO RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	74-1492779 (I.R.S. Employer Identification No.)

12377 Merit Drive, Suite 1700, LB 82
Dallas, Texas 75251
(214) 368-2084
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Douglas H. Miller
Chairman and Chief Executive Officer
12377 Merit Drive, Suite 1700, LB 82
Dallas, Texas 75251
(214) 368-2084
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William L. Boeing Haynes and Boone, LLP 2505 North Plano Road, Suite 4000 Richardson, Texas 75082 (972) 680-7550 (972) 680-7551 (fax)	Gary L. Sellers Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2695 (212) 455-2502 (fax)

Approximate date of commencement of proposed sale of securities to the public:
As soon as practical after the effective date of this Registration Statement.

    If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

Subject to completion, dated January 27, 2006
Prospectus

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

50,000,000 shares

EXCO Resources, Inc.

Common stock

This is an initial public offering of shares of common stock by EXCO Resources, Inc. We are offering 50,000,000 shares of our common stock. We anticipate the initial public offering price to be between $11.00 and $13.00 per share.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "XCO", subject to official notice of issuance.

This investment involves risk. See "Risk factors" beginning on page 14.

	Per share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to EXCO Resources, Inc.	$	$

The underwriters have a 30-day option to purchase up to 7,500,000 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on                           , 2006.

JPMorgan	Bear, Stearns & Co. Inc.	Goldman, Sachs & Co.
A.G. Edwards
Credit Suisse
KeyBanc Capital Markets

The date of this prospectus is                           , 2006.

Table of contents

Summary
Risk factors
Information regarding forward-looking statements
Use of proceeds
Dividend policy
Capitalization
Dilution
Selected financial data
Significant transactions
Unaudited pro forma financial data
Management's discussion and analysis of financial condition and results of operations
Business
Interim financing arrangements
Management
Related party transactions
Principal shareholders
Description of capital stock
Shares eligible for future sale
Certain United States federal income and estate tax consequences to non-U.S. holders
Underwriting
Where you can find more information
Legal matters
Experts
Independent petroleum engineers
Glossary of selected oil and natural gas terms
Index to financial statements of EXCO Holdings Inc. (formerly EXCO Holdings II, Inc.), EXCO Holdings Inc. (predecessor entity), ONEOK Energy Resources Company, TXOK Acquisition, Inc. and North Coast Energy, Inc.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

Summary

The items in the following summary are described in more detail later in this prospectus. This summary provides a brief overview of the key aspects of this offering and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set forth in this prospectus, including the financial statements and related notes, before investing in our common stock. Unless the context requires otherwise, references in this prospectus to "EXCO," "we," "us," and "our" are to EXCO Resources, Inc., its consolidated subsidiaries, and our parent, EXCO Holdings Inc., which will merge with and into EXCO Resources concurrently with this offering.

All reserve and other non-financial operating data described as being presented on a pro forma basis excludes data relating to our former Canadian subsidiary, Addison Energy Inc., or Addison, that we sold in February 2005, but includes data relating to ONEOK Energy Resources Company and ONEOK Energy Resources Holdings, L.L.C., collectively ONEOK Energy, acquired in September 2005 by TXOK Acquisition, Inc., or TXOK, which will become our wholly-owned subsidiary concurrently with this offering. For a description of these and other significant events involving EXCO, see "—Our history." We have provided definitions for some of the oil and natural gas industry terms used in this prospectus in the "Glossary of selected oil and natural gas terms" beginning on page 175.

Our company

We are an independent oil and natural gas company engaged in the acquisition, development and exploitation of onshore North American oil and natural gas properties. We expect to continue to grow by leveraging our management team's experience, exploiting our multi-year inventory of development drilling locations and exploitation projects, and selectively pursuing acquisitions that meet our strategic and financial objectives. Our management team first purchased a significant ownership interest in us in December 1997, and since then we have achieved substantial growth in reserves and production. Since the beginning of 1998, we have increased our Proved Reserves from 4.7 Bcfe to 684.1 Bcfe on a pro forma basis, and our average daily production increased from less than 1 Mmcfe per day in 1997 to 118.9 Mmcfe per day in September 2005, on a pro forma basis. The related pre-tax PV-10 of our pro forma Proved Reserves was $3.1 billion as of September 30, 2005.

Our operations are focused in key North American oil and natural gas areas including Appalachia, East Texas, Mid-Continent, Permian, and the Rockies. Our assets are characterized by long reserve lives, a multi-year inventory of development drilling and exploitation projects, high drilling success rates, and a high natural gas concentration. For the month ended September 30, 2005, on a pro forma basis we produced 118.9 Mmcfe per day of oil and natural gas, which implies a Reserve Life of 15.8 years. As of September 30, 2005, on a pro forma basis, we have identified approximately 1,600 drilling locations and over 500 exploitation projects. From January 1, 2002 to September 30, 2005, we have drilled 218 wells and completed 210 wells resulting in a 96% drilling success rate. As of September 30, 2005, 90% of our pro forma Proved Reserves were natural gas and 82% were Proved Developed Reserves.

Our management team has led both public and private oil and natural gas companies over the past 20 years. The average industry experience of our management team is over 26 years. Since the beginning of 1998, on a pro forma basis, we have completed 136 acquisitions totaling 941.2 Bcfe of Proved Reserves, calculated as of the effective date of purchase, for approximately $1.4 billion. Included in these amounts are the January 2004 acquisition of North Coast Energy, Inc., or North Coast, for $225.1 million and the September 2005 acquisition of ONEOK Energy by TXOK for $634.8 million after contractual adjustments. The North Coast acquisition added 171.1 Bcfe of Proved Reserves, as estimated as of September 30, 2003, and established a new core operating area for us in the Appalachian Basin, which positioned us to benefit from the attractive qualities of the basin and to capitalize on consolidation opportunities in the area. The acquisition of ONEOK Energy will add 223.3 Bcfe of Proved Reserves, as estimated as of July 31, 2005, and will strengthen our position in the East Texas and Mid-Continent areas. Both acquisitions significantly increase our pro forma multi-year inventory of development drilling locations and exploitation projects.

Summary of geographic areas of operation

The following tables and descriptions set forth summary information attributable to our principal geographic areas of operation. The operating information contained in the tables below is presented as of September 30, 2005 on a pro forma basis:

Areas	Total proved reserves (Bcfe)(1)	PV-10 (in millions) (1)(2)	Average September daily net production (Mmcfe/d)	Reserve life (years)

Appalachia	289.1	$1,292.1	36.4	21.8
East Texas(3)	168.2	804.4	34.4	13.4
Mid-Continent(3)	111.7	584.5	30.6	10.0
Permian	60.8	213.5	9.2	18.1
Rockies	48.6	158.4	7.0	19.0
Other	5.7	21.0	1.3	12.0

Total	684.1	$3,073.9	118.9	15.8

Areas	Identified drilling locations(4)	Identified exploitation projects(5)	Total gross acreage	Total net acreage

Appalachia	1,053	83	665,919	639,077	(6)
East Texas(3)	209	171	56,579	31,669
Mid-Continent(3)	193	178	177,992	103,435
Permian	84	33	47,755	27,394
Rockies	59	55	56,439	30,108
Other	3	17	8,100	4,461

Total	1,601	537	1,012,784	836,144

(1)
The total Proved Reserves and PV-10 as used in this table were prepared by our internal engineers. Lee Keeling and Associates, Inc., an independent petroleum engineering firm in Tulsa, Oklahoma, audited properties representing approximately 80% of our Proved Reserves. The Proved Reserves and PV-10 for each area were determined by our internal engineers.

(2)
PV-10, or the present value of estimated future net revenues, is an estimate of future net revenues from a property at the date indicated, without giving effect to commodity price risk management activities, after deducting production and ad valorem taxes, future capital costs, abandonment costs and operating expenses, but before deducting federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the net revenue stream and should not be construed as being the fair market value of the properties. Estimates have been made using constant oil, natural gas and NGL prices and operating costs at the date indicated. The prices used to calculate the PV-10 in this table were the September 30, 2005 NYMEX spot prices of $13.92 per Mmbtu for natural gas and $66.24 per Bbl for oil, in each case adjusted for historical differentials between NYMEX and local prices. Market prices for oil and natural gas are volatile. See "Risk factors—Risks relating to our business." We believe that PV-10 before income taxes, while not a financial measure in accordance with generally accepted account principles, is an important financial measure used by investors and independent oil and natural gas producers for evaluating the relative significance of oil and natural gas properties and acquisitions because the tax characteristics of comparable companies can differ materially. The total Standardized Measure for our Proved Reserves as of September 30, 2005 was $2,101.1 million. The Standardized Measure represents the PV-10 after giving effect to income taxes, and is calculated in accordance with Statement of Financial Accounting Standards No. 69, "Disclosures About Oil and Gas Producing Activities," or SFAS 69. The amount of estimated future abandonment costs, the PV-10 of these costs and the Standardized Measure were determined by us. The following table provides a reconciliation of our PV-10 to our Standardized Measure as of September 30, 2005 on a pro forma basis:

(in millions)

PV-10	$3,073.9
Future income taxes	(2,321.2)
Discount of future income taxes at 10% per annum	1,348.4

Standardized Measure	$2,101.1

(3)
For information as of September 30, 2005 for ONEOK Energy, see "Business—Summary of geographic areas of operation."

(4)
Identified drilling locations represent total gross drilling locations identified and scheduled by our management as an estimation of our multi-year drilling activities on existing acreage. Of the total locations shown in the table, 699 are classified as proved. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, drilling results and other factors. See "Risk factors—Risks relating to our business."

(5)
Identified exploitation projects represent total gross exploitation projects, such as workovers, recompletions, and other non-drilling activities, identified and scheduled by our management as an estimation of our multi-year exploitation projects on existing acreage. Of the total exploitation projects shown in the table, 314 are classified as proved. Our actual exploitation projects may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, and other factors. See "Risk factors—Risks relating to our business."

(6)
Includes 33,360, 28,485, and 42,747 net acres with leases expiring in 2006, 2007 and 2008, respectively.

Appalachia.    Appalachia is our largest operating area on the basis of Proved Reserves and production. These operations primarily include development drilling on our existing acreage, as well as the acquisition of properties with established production and growth opportunities. Our activities are conducted primarily in five general project areas located in Pennsylvania, West Virginia and Ohio. All references to our Appalachia operations are to the operations and assets of our wholly-owned subsidiary, North Coast.

East Texas.    We expect our East Texas area to provide the most significant contribution to our 2005 and 2006 growth in Proved Reserves and production. Our exploitation and development drilling in the area will be substantially enhanced with the ONEOK Energy acquisition. Our activities are conducted primarily in four principal fields in the Cotton Valley Sand trend.

Mid-Continent.    Our Mid-Continent area is primarily comprised of properties being acquired in the ONEOK Energy acquisition located in the Anadarko Shelf and Anadarko Basin of Oklahoma. Our operations are focused on exploitation, development drilling and acquisitions. We drill shallow wells as well as deeper wells that target more prolific formations. Our activities are conducted primarily in three principal fields.

Permian.    Our Permian area is comprised primarily of natural gas properties in two principal fields in West Texas. Our operations center on conventional natural gas drilling and workovers to exploit the higher potential of this area.

Rockies.    In our Rockies area, we are focused on the Wattenberg Field in the DJ Basin of northeastern Colorado. Our activities in this area primarily include development drilling and exploitation enhanced by the application of improved fracturing technology.

Our business strategy

We plan to achieve reserve, production, and cash flow growth by executing our strategy as highlighted below:

  •
  Exploit our multi-year, development inventory
  We have a multi-year inventory of development drilling locations and exploitation projects. This inventory consists of step-out drilling, infill drilling, workovers, and recompletions. We have identified over 2,000 drilling locations and exploitation projects across our properties. From January 1, 2002 to September 30, 2005, we have drilled 218 wells and completed 210 wells resulting in a 96% drilling success rate.

  •
  Seek acquisitions that meet our strategic and financial objectives
  We maintain a disciplined acquisition process to seek and acquire properties that have established production histories and value enhancement potential through development drilling and exploitation projects. Our January 2004 acquisition of North Coast in the Appalachian Basin and the acquisition of ONEOK Energy in the East Texas and the Mid-Continent areas are examples of this strategy.

  •
  Actively manage our portfolio and associated costs
  We regularly review our properties to identify cost savings opportunities and divestiture candidates. We actively seek to dispose of properties with higher operating costs and properties that are not within our core geographic operating areas. We also seek to opportunistically divest properties in areas in which acquisitions and investment economics no longer meet our objectives, most notably evidenced by the sale of our Canadian operations for an aggregate sales price of $443.3 million in February 2005.

  •
  Maintain financial flexibility
  We employ the use of debt along with a comprehensive commodity price risk management program to support our acquisition strategy. This approach enhances our ability to execute our business plan over the entire commodity price cycle, protect our returns on investment, and manage our capital structure.

Our strengths

We have a number of strengths that we believe will help us successfully execute our strategy.

  •
  Experienced management team with significant employee ownership
  Our management team has led both public and private oil and natural gas companies over the past 20 years and has an average of over 26 years of industry experience in acquiring, developing, and exploiting oil and natural gas properties. Our management team has substantially grown our reserves and production. Importantly, our management team and employees will own approximately 12.8% of our fully-diluted capital stock after this offering, which aligns their objectives with those of our shareholders.

  •
  High quality asset base in attractive regions
  We own and plan to maintain a geographically diversified reserve base. On a pro forma basis, our principal operations are in the Appalachia, East Texas, Mid-Continent, Permian, and Rockies areas. Our properties are generally characterized by:

  •
  long reserve lives;

  •
  a multi-year inventory of development drilling and exploitation projects;

  •
  high drilling success rates; and

  •
  a high natural gas concentration.

  •
  Operational control
  We operate a significant portion of our properties, which permits us to manage our operating costs and better control capital expenditures as well as the timing of development and exploitation activities. As of September 30, 2005, on a pro forma basis we operated 88% of our properties based on our Proved Reserves.

Our challenges and risks

The implementation of our business strategy, maintenance of our strengths, and our future operating results and financial condition are subject to a number of challenges, risks and uncertainties. These challenges and risks include the following:

  •
  Oil and natural gas prices are volatile, and a decline in oil and natural gas prices could significantly affect our financial condition, access to capital, cash flows and results of operations. In addition, as of September 30, 2005, 90% of our pro forma Proved Reserves were natural gas. We are particularly exposed to volatility in natural gas prices.

  •
  Our commodity price risk management program, which is designed to reduce the volatility of our expected cash flow, may cause us to forego additional future profits or result in our making cash payments to settle our positions.

  •
  We face significant risks associated with our acquisition activities, including difficulties integrating operations, potential disruptions of operations, the potential failure to identify all risks associated with an acquisition, the potential failure to correctly evaluate reserve data or the exploitation potential of properties, and the need to incur significant expenditures to identify and acquire properties.

  •
  We also face challenges to our ability to make acquisitions, such as the number and attractiveness of properties available for sale, competition for properties, access to capital and prevailing oil and natural gas prices.

  •
  We face significant risks associated with our development drilling and exploitation activities, including the potential unavailability of capital at attractive or acceptable costs, the possibility that we will not encounter commercially productive oil or natural gas reservoirs, the potential need to incur significant costs to drill and complete wells, and the possibility that drilling operations may be curtailed, delayed or canceled as a result of unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages, delays in the delivery of equipment or other factors.

  •
  Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and value of our reserves.

You should carefully consider these challenges and risks as well as all of the information contained in this prospectus prior to investing in the common stock. In particular, we urge you to carefully review the information under "Risk factors" beginning on page 14 of this prospectus so that you understand the risks associated with an investment in our company and our common stock.

Our history

Going private transaction.    On July 29, 2003, EXCO Resources, Inc. consummated a going private transaction pursuant to which it became a wholly-owned subsidiary of EXCO Holdings. Prior to July 29, 2003, EXCO Resources had registered equity securities that were publicly traded on the NASDAQ National Market. Prior to the going private transaction, EXCO Holdings had no assets, liabilities or operations other than those nominal to its formation. Accordingly, EXCO Resources was deemed the predecessor entity to EXCO Holdings through July 28, 2003.

North Coast acquisition.    On January 27, 2004, we acquired North Coast for a purchase price of $225.1 million. The North Coast acquisition established a new core operating area for us in the Appalachian Basin, which positioned us to benefit from the attractive qualities of the basin and to capitalize on consolidation opportunities in the area.

Sale of Addison.    On February 10, 2005, we sold Addison, our former wholly-owned subsidiary through which all of our Canadian operations were conducted, for an aggregate purchase price of Cdn. $551.3 million ($443.3 million).

ONEOK Energy acquisition.    On September 27, 2005, our affiliate, TXOK, completed the acquisition of ONEOK Energy, or the ONEOK Energy acquisition, for an aggregate purchase price of approximately $642.9 million ($634.8 million after contractual adjustments). ONEOK Energy had Proved Reserves, estimated as of July 31, 2005, of approximately 223.3 Bcfe primarily located in the East Texas and Mid-Continent areas. We have a $20.0 million equity investment in TXOK, which constitutes all of the outstanding common stock and 10% of the voting rights of TXOK. Concurrently with this offering, we intend to redeem all of the outstanding 15% Series A Convertible Preferred Stock of TXOK, or the TXOK preferred stock, which represents 90% of the voting rights of TXOK. The redemption price for the TXOK preferred stock will be (a) cash in the amount of $150.0 million plus accrued and unpaid dividends at a rate of 15% and (b) that number of shares of common stock of EXCO Resources, cash, or any combination thereof, at the election of the TXOK preferred stock holder, necessary to produce an overall 23% annualized rate of return on the stated value of the TXOK preferred stock as of the date of redemption. Once the TXOK preferred stock is redeemed, TXOK will become our wholly-owned subsidiary.

TXOK funded the ONEOK Energy acquisition with (i) $20.0 million in private debt financing, which has since been repaid; (ii) the issuance of $150.0 million of the TXOK preferred stock to BP EXCO Holdings LP, an entity controlled by Mr. Boone Pickens, one of our directors; (iii) approximately $308.8 million of borrowings under the revolving credit facility of TXOK, or the TXOK credit facility; and (iv) $200.0 million of borrowings under the second lien term loan facility of TXOK, or the TXOK term loan. See "Interim financing arrangements" for a description of these financing arrangements.

Equity Buyout.    On October 3, 2005, EXCO Holdings II, Inc., or Holdings II, an entity formed by our management, purchased 100% of the outstanding equity securities of EXCO Holdings for an aggregate price of approximately $699.3 million, resulting in a change of control and a new basis of accounting. To fund this purchase, Holdings II incurred $350.0 million in indebtedness under an interim bank loan, including $0.7 million for working capital, and raised $183.1 million of equity financing. Current management and other stockholders of EXCO Holdings, who had an option to take cash or equity in Holdings II, exchanged EXCO Holdings capital stock for $166.9 million of Holdings II common stock. Immediately following the completion of these transactions, Holdings II merged with and into EXCO Holdings. See "Related party transactions—Equity Buyout" for a discussion of the agreements we entered into in connection with these transactions.

Repurchase of senior notes pursuant to a change of control tender offer.    In connection with the Equity Buyout, we were required to offer to repurchase our senior notes for a purchase price of 101%. As a result, we repurchased $5.3 million principal amount of senior notes on December 13, 2005.

Merger of EXCO Holdings into EXCO Resources.    Concurrently with the consummation of this offering, EXCO Holdings will merge with and into EXCO Resources.

Recent Development.    For the quarter ended December 31, 2005, we estimate that aggregate pro forma oil production was between 206.0 Mbbls and 208.0 Mbbls and aggregate pro forma natural gas production was between 9.4 Bcf and 9.6 Bcf, for estimated aggregate pro forma oil and natural gas production of between 10.6 Bcfe and 10.8 Bcfe. This estimate is subject to verification of final sales volumes and collection of revenues from our purchasers.

Based on the review completed to date by our internal engineers, we estimate that our pro forma Proved Reserves as of December 31, 2005 will be between 663.0 Bcfe and 668.0 Bcfe, compared to pro forma Proved Reserves as of September 30, 2005 of 684.1 Bcfe. The variance from pro forma Proved Reserves as of September 30, 2005 includes the impact of a decline in oil and natural gas prices between September 30 and December 31, 2005 (6.0 to 6.4 Bcfe of the decline) and production since September 30, 2005 (10.6 to 10.8 Bcfe of the decline). The other factors contributing to the variance include amounts of extensions and discoveries as well as revisions of our previous estimates. This estimate was prepared in accordance with the rules of the Securities and Exchange Commission, or the SEC, including the use of constant commodity prices. Specifically, the estimate is based on December 31, 2005 NYMEX spot prices of $11.23 per Mmbtu for natural gas and $61.04 per Bbl for oil, in each case adjusted for differentials between NYMEX and local prices. Our outside engineers are still conducting their review and the final reported estimate of our December 31, 2005 pro forma Proved Reserves may differ from this estimate.

General.    EXCO Resources is a Texas corporation incorporated in October 1955. Our shares of common stock have been approved for listing on the New York Stock Exchange under the symbol "XCO", subject to official notice of issuance. Our principal executive office is located at 12377 Merit Drive, Suite 1700, Dallas, Texas 75251. Our telephone number is (214) 368-2084.

The offering

Common stock offered by us	50,000,000 shares(1)
Common stock to be outstanding after this offering	100,000,000 shares(2)
Use of proceeds
We intend to use the net proceeds from the sale of the common stock offered hereby, together with cash and additional borrowings under the EXCO Resources revolving credit agreement, as amended, or our credit agreement, as follows (assuming a closing date for this offering of January 31, 2006):
• $358.4 million to repay $350.0 million in principal plus accrued and unpaid interest under the interim bank loan incurred in connection with the Equity Buyout;
• $162.0 million to fund the redemption of the $150.0 million of TXOK preferred stock, plus accumulated and unpaid dividends and redemption premium, issued to a related party in connection with the ONEOK Energy acquisition;
• $373.9 million to repay $171.8 million in principal including accrued and unpaid interest under the TXOK credit facility and $200.0 million in principal plus accrued and unpaid interest of $2.1 million under the TXOK term loan, both loans having been incurred in connection with the ONEOK Energy acquisition; and
• $3.7 million to pay fees and expenses in connection with this offering.

All of the net proceeds of this offering will be used to repay indebtedness and redeem the TXOK preferred stock. As a result, we will not have any net proceeds remaining to further expand or invest in our business or for other general corporate purposes. For more information, see "Use of proceeds."
Listing	Our common stock has been approved for listing on the New York Stock Exchange under the symbol "XCO", subject to official notice of issuance.
Risk factors
For a discussion of certain risks associated with an investment in our common stock, including risks related to market price volatility, commodity price risk management activities, acquisition, development and exploitation activities, and estimates of reserves, please see the section entitled "Risk factors" beginning on page 14 of this prospectus.

(1)
Does not include the 7,500,000 shares of common stock subject to the underwriters' over-allotment option.

(2)
Does not include (i) the 7,500,000 shares of common stock subject to the underwriters' over-allotment option; (ii) 4,979,575 shares issuable upon exercise of currently issued stock options; and (iii) assuming an initial public offering price of $12.00 per share, the midpoint of the range on the front cover of this prospectus, and a closing date of January 31, 2006, up to 347,945 shares of common stock issuable upon redemption of the TXOK preferred stock that was issued to a related party in connection with the ONEOK Energy acquisition, which issuance would reduce the cash redemption price by up to $4.2 million.

Summary consolidated financial data

The following table presents our summary historical and pro forma financial and operating data.

For historical financial data:

  •
  The historical financial data for the year ended December 31, 2002 and the 209 day period from January 1, 2003 to July 28, 2003 for EXCO Resources, as predecessor to EXCO Holdings, and the 156 day period from July 29, 2003 to December 31, 2003, the year ended December 31, 2004, and the nine month periods ended September 30, 2004 and 2005 for EXCO Holdings, as the acquiror and successor for financial reporting purposes to EXCO Resources subsequent to July 28, 2003, have been derived from our historical consolidated financial statements included in this prospectus.

  •
  The statement of operations data for the interim period ending September 30, 2004 and 2005 include, in management's opinion, all adjustments necessary for the fair presentation of such data and are not necessarily indicative of the results of operations that may be achieved for the entire year.

For pro forma financial information:

  •
  The pro forma consolidated balance sheet assumes that the Equity Buyout, the repurchase of a portion of the senior notes pursuant to a change of control tender offer as a result of the Equity Buyout, this offering and the redemption of the TXOK preferred stock occurred as of September 30, 2005, and the pro forma consolidated statements of operations for the year ended December 31, 2004 and for the nine month period ended September 30, 2005 assume that the North Coast acquisition, the Equity Buyout, the ONEOK Energy acquisition, the repurchase of the senior notes, this offering and the redemption of the TXOK preferred stock occurred on January 1, 2004.

  •
  The pro forma consolidated balance sheet and the pro forma consolidated statements of operations were derived by adjusting our historical consolidated financial statements.

  •
  See "Unaudited pro forma financial data" for further discussion of the assumptions and adjustments made in calculating this information.

Concurrently with this offering, EXCO Holdings will merge with and into EXCO Resources, with EXCO Resources as the surviving entity and the successor for financial reporting purposes. Accordingly, we have included in this prospectus the financial statements of EXCO Holdings (formerly Holdings II for financial reporting purposes) as of September 30, 2005 and from August 12, 2005 (date of inception of Holdings II) to September 30, 2005. After the merger, the name of the entity will be EXCO Resources (formerly Holdings II) for financial reporting purposes.

Recent accounting transactions

On October 3, 2005, EXCO Holdings recorded a $44.1 million non-cash stock based compensation expense and a $28.7 million stock based and other compensation expense as a result of the Equity Buyout. Except for the $10.8 million cash compensation payments made in conjunction with the Equity Buyout, these charges are excluded from the pro forma consolidated statements of operations as they are nonrecurring charges related to the Equity Buyout. Further, we have adopted the provisions of SFAS No. 123(R), "Share Based Payments," which will result in an additional non-cash stock based compensation expense. We estimate that upon completion of our valuation analysis, this amount will range from $3.0 million to $6.0 million in the fourth quarter of 2005 related to the October 2005 grant of options under our 2005 Long-Term Incentive Plan. See "Management's discussion and analysis of financial condition and results of operations—Stock based and other compensation expense" and "Management—2005 Long-Term Incentive Plan."

	Predecessor		Successor				Pro forma
		For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003		Nine months ended September 30,
	Year ended December 31, 2002			Year ended December 31, 2004			Year ended December 31, 2004	Nine months ended September 30, 2005
(in thousands, except per share amounts)
					2004	2005

					unaudited
Statement of Operations Data:
Revenues and other income (loss):
Oil and natural gas	$34,287	$22,403	$21,767	$141,993	$100,120	$131,469	$246,366	$223,202
Commodity price risk management activities	—	—	(10,800)	(50,343)	(69,195)	(177,253)	(50,343)	(177,614)
Other income (loss)	6,599	(1,129)	(141)	1,184	920	7,047	6,330	11,074

Total revenues and other income	40,886	21,274	10,826	92,834	31,845	(38,737)	202,353	56,662

Costs and expenses:
Oil and natural gas production	19,018	11,380	7,331	28,256	21,121	21,979	48,104	39,340
Depreciation, depletion and amortization	9,031	5,125	5,413	28,519	20,960	24,490	100,950	73,712
Accretion of discount on asset retirement obligations	—	320	205	800	607	612	1,198	927
General and administrative	6,777	11,347	3,874	15,466	11,447	15,669	26,345	22,818
Stock based compensation expense	—	—	—	—	—	—	—	24,967
Investment advisory fees	—	—	—	—	—	—	—	4,870
Interest expense	1,191	1,058	1,921	34,570	25,487	26,502	34,328	29,669
Impairment of marketable securities	1,136	—	—	—	—	—	—	—

Total costs and expenses	37,153	29,230	18,744	107,611	79,622	89,252	210,925	196,303

Income (loss) before income taxes	3,733	(7,956)	(7,918)	(14,777)	(47,777)	(127,989)	(8,572)	(139,641)
Income tax expense (benefit)	(2,672)	(181)	(7,764)	5,126	(12,818)	(54,010)	7,076	(48,382)

Income (loss) before discontinued operations and change in accounting principle	6,405	(7,775)	(154)	(19,903)	(34,959)	(73,979)	(15,648)	(91,259)

Discontinued operations:
Income (loss) from operations.	(11,382)	13,534	6,217	36,274	24,882	(4,402)
Gain on disposition of Addison Energy Inc.	—	—	—	—	—	175,717
Income tax expense (benefit)	(4,010)	4,982	1,917	10,358	7,462	49,282

Income (loss) from discontinued operations	(7,372)	8,552	4,300	25,916	17,420	122,033

Income (loss) before change in accounting principle	(967)	777	4,146	6,013	(17,539)	48,054
Cumulative effect of change in accounting principle, net of tax	—	255	—	—	—	—

Net income (loss)	(967)	1,032	$4,146	$6,013	$(17,539)	$48,054

Dividends on preferred stock	5,256	2,620

Loss on common stock	$(6,223)	$(1,588)

Basic earnings (loss) per share from continuing operations	$0.16	$(1.25)	$0.00	$(0.17)	$(0.30)	$(0.64)	$(0.16)	$(0.91)
Basic earnings (loss) per share—total	$(0.88)	$(0.19)	$0.04	$0.05	$(0.15)	$0.41	$(0.16)	$(0.91)
Diluted earnings (loss) per share from continuing operations	$0.16	$(1.25)	$0.00	$(0.17)	$(0.30)	$(0.64)	$(0.16)	$(0.91)
Diluted earnings (loss) per share—total	$(0.88)	$(0.19)	$0.04	$0.05	$(0.15)	$0.41	$(0.16)	$(0.91)
Weighted average number of common and common equivalent shares outstanding:
Basic	7,061	8,084	115,947	115,947	115,947	115,947	100,000	100,000

Diluted	12,533	8,084	115,947	115,947	115,947	115,947	100,000	100,000

	Predecessor		Successor				Pro forma
		For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003		Nine months ended September 30,
	Year ended December 31, 2002			Year ended December 31, 2004			Year ended December 31, 2004	Nine months ended September 30, 2005
(in thousands)					2004	2005

					unaudited
Statement of Cash Flow Data:
Cash flow provided by (used in):
Operating activities(1)	$31,660	$20,418	$21,495	$118,528	$88,304	$(80,844)
Investing activities	(76,937)	(23,520)	(237,623)	(381,476)	(334,140)	337,842
Financing activities	45,928	9,982	214,284	283,708	266,453	(47,035)
Other Financial and Operating Data:
EBITDA(2)	6,583	7,034	3,716	74,228	16,090	45,036	$126,706	$(36,260)
Adjusted EBITDA(2)	9,039	1,927	5,044	73,372	50,472	90,628	152,164	161,386

(1)
Cash flow used in operating activities for the nine months ended September 30, 2005 includes $67.6 million related to the termination of commodity price risk management contracts and $50.1 million for income taxes related to the sale of Addison.

(2)
Earnings before interest, taxes, depreciation, depletion and amortization, or "EBITDA," represents net income adjusted to exclude interest expense, income taxes, depreciation, depletion and amortization. "Adjusted EBITDA" represents EBITDA adjusted to exclude the cumulative effect of change in accounting principle, impairment of marketable securities, income from derivative ineffectiveness and terminated hedges, accretion of discount on asset retirement obligations, non-cash changes in the fair value of derivative financial instruments, commodity price risk management contracts termination expense, non-cash stock based compensation expense, investment advisory fees and income from discontinued operations as a result of the sale of Addison in February 2005. We have presented Adjusted EBITDA because it is the financial measure that is used in covenant calculations required under our credit agreement and compliance with the liquidity and debt incurrence covenants included in this agreement is considered material to us. See "Management's discussion and analysis of financial condition and results of operations—Our liquidity, capital resources and capital commitments—Credit agreement." In addition, it will be necessary for us to incur additional indebtedness under our credit agreement to fully fund the use of proceeds of this offering. See "Use of proceeds." Our computations of EBITDA and Adjusted EBITDA may differ from computations of similarly titled measures of other companies due to differences in the inclusion or exclusion of items in our computations as compared to those of others. EBITDA and Adjusted EBITDA are measures that are not prescribed by generally accepted accounting principles, or GAAP. EBITDA and Adjusted EBITDA specifically exclude changes in working capital, capital expenditures and other items that are set forth on a cash flow statement presentation of a company's operating, investing and financing activities. As such, we encourage investors not to use these measures as substitutes for the determination of net income, net cash provided by operating activities or other similar GAAP measures. The following table sets forth a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA and Adjusted EBITDA to net cash provided by (used in) operating activities:

	Predecessor		Successor				Pro forma
		For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003		Nine months ended September 30,
	Year ended December 31, 2002			Year ended December 31, 2004			Year ended December 31, 2004	Nine months ended September 30, 2005
(in thousands)					2004	2005

					unaudited
Net income (loss)	$(967)	$1,032	$4,146	$6,013	$(17,539)	$48,054	$(15,648)	$(91,259)
Interest expense	1,191	1,058	1,921	34,570	25,487	26,502	34,328	29,669
Income tax expense (benefit)	(2,672)	(181)	(7,764)	5,126	(12,818)	(54,010)	7,076	(48,382)
Depreciation, depletion and amortization	9,031	5,125	5,413	28,519	20,960	24,490	100,950	73,712

EBITDA	6,583	7,034	3,716	74,228	16,090	45,036	126,706	(36,260)
Cumulative effect of change in accounting principle	—	(255)	—	—	—	—	—	—
Impairment of marketable securities	1,136	—	—	—	—	—	—	—
Income from derivative ineffectiveness and terminated hedges	(6,291)	(187)	—	—	—	—	—	—
Accretion of discount on asset retirement obligations	—	320	205	800	607	612	1,198	927
Non-cash change in fair value of derivative financial instruments	—	—	5,423	24,260	51,195	114,410	24,260	114,279
Commodity price risk management contracts termination expense	—	—	—	—	—	52,603	—	52,603
Stock based compensation expense	239	3,567	—	—	—	—	—	24,967
Investment advisory fees	—	—	—	—	—	—	—	4,870
(Income) loss from discontinued operations	7,372	(8,552)	(4,300)	(25,916)	(17,420)	(122,033)	—	—

Adjusted EBITDA	$9,039	$1,927	$5,044	$73,372	$50,472	$90,628	$152,164	$161,386

Income (loss) from discontinued operations	(7,372)	8,552	4,300	25,916	17,420	122,033
Interest expense	(1,191)	(1,058)	(1,921)	(34,570)	(25,487)	(26,502)
Income tax (expense) benefit	2,672	181	7,764	(5,126)	12,818	54,010
Amortization of deferred financing costs	703	358	100	3,859	3,396	1,311
Deferred income taxes	—	—	(7,764)	3,681	(12,821)	(59,467)
Loss (gain) on disposition of property, equipment, and other assets	—		30	(14)	—	(175,717)
Changes in operating assets and liabilities	(2)	(396)	6,881	17,805	11,799	(18,080)
Proceeds from sale of Enron claim	—	—	—	4,750	4,750	—
Commodity price risk management contracts termination expense	—	—	—	—	—	(52,603)
(Gains) from sales of marketable securities	—	(245)	—	—	—	—
Other	205	205	(12)	—	(14)	(370)
Net cash provided by (used in) operating activities of discontinued operations	27,606	10,894	7,073	28,855	25,971	(16,087)

Net cash provided by (used in) operating activities	$31,660	$20,418	$21,495	$118,528	$88,304	$(80,844)

	At December 31,		At September 30, 2005
(in thousands)	2003	2004	Actual	Pro forma

			unaudited
Balance Sheet Data:
Cash and cash equivalents	$3,372	$16,007	$236,371	$20,000
Total assets	505,056	922,052	910,519	1,990,321
Current liabilities	45,188	105,695	135,303	175,499
Long-term debt (including current portion)	99,470	487,453	452,644	678,299
Stockholders' equity	183,895	203,885	230,883	906,843
Total liabilities and stockholders' equity	505,056	922,052	910,519	1,990,321

Summary operating data

The following table summarizes our historical oil, natural gas and natural gas liquids production, net of royalties, for the periods indicated. The pro forma amounts include the effect of ONEOK Energy, as if their operations were acquired on January 1, 2004.

	Historical continuing operations(1)		Pro forma
	Year ended December 31, 2004	Nine months ended September 30, 2005	Year ended December 31, 2004	Nine months ended September 30, 2005

Production:
Oil (Mbbls)	638	372	989	639
Natural gas liquids (Mbbls)	60	18	60	18
Natural gas (Mmcf)	18,860	15,202	36,528	28,025
Oil and natural gas (Mmcfe)	23,048	17,542	42,822	31,967
Oil and natural gas revenues (before commodity price risk management activities) (in thousands)(2):
Oil	$24,694	$19,388	$35,135	$31,838
Natural gas liquids	1,844	547	1,844	547
Natural gas	115,455	111,534	209,387	190,817

Total	$141,993	$131,469	$246,366	$223,202

Total commodity price risk management activities (in thousands)(2)(3)	$(50,343)	$(177,253)	$(50,343)	$(177,614)

Average sales prices (before commodity price risk management activities)(2)(4):
Oil (per Bbl)	$38.69	$52.12	$35.53	$49.82
Natural gas liquids (per Bbl)	30.78	30.39	30.78	30.39
Natural gas (per Mcf)	6.12	7.34	5.73	6.81
Total production (per Mcfe)	6.16	7.49	5.75	6.98
Average costs (per Mcfe):
Oil, natural gas liquids and natural gas operating costs	$0.84	$0.83	$0.78	$0.79
Production and ad valorem taxes	0.37	0.43	0.34	0.44
General and administrative	0.67	0.89	0.62	0.71
Depletion, depreciation and amortization	1.24	1.40	2.36	2.31

(1)
Historical continuing operations reflect our historical information, excluding information related to Addison due to the classification of such information as discontinued operations as a result of the sale of Addison in February 2005.

(2)
Pro forma amounts reflect the historical accounting treatment by ONEOK Energy of derivative contracts as hedges.

(3)
Included in the commodity price risk management activities for the nine months ended September 30, 2005 are payments of $52.6 million to the counterparties of certain of our commodity price risk management contracts to terminate these contracts.

(4)
Pro forma average sales prices include the effects of hedging related to ONEOK Energy's derivative contracts. Excluding the effects of hedge settlements, the pro forma average sales prices for the year ended December 31, 2004 of oil, natural gas and total production are $39.55 per Bbl, $5.97 per Mcf and $6.05 per Mcfe. Excluding the effects of hedge settlements, the pro forma average sales prices for the nine months ended September 30, 2005 of oil, natural gas and total production are $53.05 per Bbl, $7.10 per Mcf and $7.30 per Mcfe.

Corporate structure

The following figures depict our corporate structure prior to this offering and after this offering.

Corporate structure prior to this offering

Corporate structure after this offering(3)

(1)
Holdings II acquired EXCO Holdings on October 3, 2005. Immediately thereafter, Holdings II merged into EXCO Holdings, with EXCO Holdings as the surviving entity. Concurrently with this offering, EXCO Holdings will merge with and into EXCO Resources, with EXCO Resources as the surviving entity and the successor for financial reporting purposes.

(2)
Prior to this offering, EXCO Holdings owns a 10% voting interest in TXOK and does not consolidate TXOK. An entity controlled by one of our directors owns the TXOK preferred stock, which represents the remaining 90% voting interest. Concurrently with this offering, we will redeem the TXOK preferred stock and TXOK will become our wholly-owned subsidiary.

(3)
Assumes the issuance of 50,000,000 shares in this offering and does not include (i) 7,500,000 shares of common stock subject to the underwriters' over-allotment option, (ii) shares issuable upon exercise of currently issued stock options and (iii) shares issuable to a related party upon redemption of the TXOK preferred stock.

(4)
Represents shares sold in this offering.

(5)
Represents beneficial ownership, excluding options. See "Principal shareholders."

(6)
Represents shares issued in exchange for shares of EXCO Holdings on a one-for-one basis in connection with the merger of EXCO Holdings with and into EXCO Resources.

(7)
Does not include shares that may be purchased in this offering.

Risk factors

An investment in our common stock offered by this prospectus involves a substantial risk of loss. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase shares of our common stock. We believe the risks and uncertainties described below are the most significant we face. The occurrence of any of the following risks could harm our business. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks relating to our business

Fluctuations in oil and natural gas prices, which have been volatile at times, may adversely affect our revenues as well as our ability to maintain or increase our borrowing capacity, repay current or future indebtedness and obtain additional capital on attractive terms.

Our future financial condition, access to capital, cash flow and results of operations depend upon the prices we receive for our oil and natural gas. We are particularly dependent on prices for natural gas. As of September 30, 2005, 90% of our pro forma Proved Reserves were natural gas. Historically, oil and natural gas prices have been volatile and are subject to fluctuations in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond our control. Factors that affect the prices we receive for our oil and natural gas include:

  •
  the level of domestic production;

  •
  the availability of imported oil and natural gas;

  •
  political and economic conditions and events in foreign oil and natural gas producing nations, including embargoes, continued hostilities in the Middle East and other sustained military campaigns, and acts of terrorism or sabotage;

  •
  the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

  •
  the cost and availability of transportation and pipeline systems with adequate capacity;

  •
  the cost and availability of other competitive fuels;

  •
  fluctuating and seasonal demand for oil and natural gas;

  •
  conservation and the extent of governmental price controls and regulation of production;

  •
  weather;

  •
  foreign and domestic government relations; and

  •
  overall economic conditions.

Our revenues and our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness and to obtain additional capital on attractive terms, all of which can affect the value of our common stock and our ability to pay dividends on our common stock, depends substantially upon oil and natural gas prices.

Our commodity price risk management program may cause us to forego additional future profits or result in our making cash payments.

To reduce our exposure to changes in the prices of oil and natural gas, we have entered into and may in the future enter into commodity price risk management arrangements for a portion of our oil and natural gas production. The agreements that we have entered into generally have the effect of providing us with a fixed price for a portion of our expected future oil and natural gas production over a fixed period of time. Commodity price risk management arrangements expose us to the risk of financial loss and may limit our ability to benefit from increases in oil and natural gas prices in some circumstances, including the following:

  •
  the counterparty to the commodity price risk management contract may default on its contractual obligations to us;

  •
  there may be a change in the expected differential between the underlying price in the commodity price risk management agreement and actual prices received; or

  •
  market prices may exceed the prices which we are contracted to receive, resulting in our need to make significant cash payments.

Our commodity price risk management activities could have the effect of reducing our revenues and the value of our common stock, and making it more difficult for us to pay dividends on our common stock. During the year ended December 31, 2004 and for the nine months ended September 30, 2005, we made cash settlement payments on our commodity price risk management contracts totaling $26.1 million and $62.8 million, respectively. As of September 30, 2005, a $1 increase in the average commodity price per Mcfe would have resulted in an increase in cash settlement payments for the nine months ended September 30, 2005 of approximately $10.6 million. As of December 31, 2004 and September 30, 2005, the net unrealized loss on our commodity price risk management contracts was $54.2 million and $156.5 million, respectively. Since December 31, 2004, we have terminated several of our commodity price risk management contracts upon the payment of $67.6 million to our counterparties, of which $15.0 million was related to the sale of Addison and $52.6 million was related to our U.S. production. Concurrent with the ONEOK Energy acquisition, additional commodity price risk management contracts were entered into to cover an additional portion of the estimated future production. See "Significant transactions—ONEOK Energy acquisition". We may continue to incur significant unrealized losses in the future from our commodity price risk management activities to the extent market prices continue to increase and our derivatives contracts remain in place. See "Management's discussion and analysis of financial condition and results of operations—Our liquidity, capital resources and capital commitments—Commodity price risk management activities."

We will face risks associated with the ONEOK Energy acquisition relating to difficulties in integrating operations, potential disruptions of operations, and related negative impact on earnings.

The ONEOK Energy acquisition will represent a significant increase in our reserves and production. The ONEOK Energy acquisition will be larger than any acquisition that we have completed to date. The Proved Reserves in the ONEOK Energy acquisition represent approximately 33% of our pro forma Proved Reserves as of September 30, 2005. In addition, on a pro forma basis, we will be adding 1,041 gross (445.1 net) wells to our consolidated portfolio of wells, including approximately 514 gross operated wells, which will materially increase the number of wells we currently operate. All of these factors could present significant integration challenges for us. In addition to the other general acquisition risks described elsewhere in this section, the magnitude of the ONEOK Energy acquisition could strain our managerial, financial, accounting, technical, operational and administrative resources, disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards as well as our internal controls and procedures. In addition, since we will acquire only one field office in connection with the ONEOK Energy acquisition, we may be unable to open field or other offices on terms acceptable to us required to accommodate the employees we hired in connection with the ONEOK Energy acquisition. We may not be successful in overcoming these risks or any other problems encountered in connection with the ONEOK Energy acquisition, all of which could negatively impact our results of operations and our ability to generate cash needed to service our debt and fund our capital program and other working capital requirements.

We may be unable to acquire or develop additional reserves, which would reduce our revenues and access to capital.

Our success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are profitable to produce. Factors that may hinder our ability to acquire additional oil and natural gas reserves include competition, access to capital, prevailing oil and natural gas prices and the number and attractiveness of properties for sale. If we are unable to conduct successful development activities or acquire properties containing Proved Reserves, our total Proved Reserves will generally decline as a result of production. Also, our production will generally decline. In addition, if our reserves and production decline, then the amount we are able to borrow under our credit agreement will also decline. We may be unable to locate additional reserves, drill economically productive wells or acquire properties containing Proved Reserves.

We may not identify all risks associated with the acquisition of oil and natural gas properties, which may result in unexpected liabilities and costs to us.

Generally, it is not feasible for us to review in detail every individual property involved in an acquisition. Our business strategy focuses on acquisitions of producing oil and natural gas properties. Any future acquisitions will require an assessment of recoverable reserves, title, future oil and natural gas prices, operating costs, potential environmental hazards, potential tax and ERISA liabilities, and other liabilities and other similar factors. Ordinarily, our review efforts are focused on the higher-valued properties. For example, in both the North Coast and ONEOK Energy acquisitions we did not review title or production data, or physically inspect, every well we acquired. Even a detailed review of properties and records may not reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. We do not inspect every well that we acquire. Potential problems, such as deficiencies in the mechanical integrity of equipment or environmental conditions that may require significant remedial expenditures, are not necessarily observable even when we inspect a well. Any unidentified problems could result in material liabilities and costs that negatively impact our financial condition and results of operations.

Even if we are able to identify problems with an acquisition, the seller may be unwilling or unable to provide effective contractual protection or indemnity against all or part of these problems. Even if a seller agrees to provide indemnity, the indemnity may not be fully enforceable and may be limited by floors and caps on such indemnity. The indemnifications we received in the North Coast and ONEOK Energy acquisitions are subject to floors and caps and do not cover all these types of risks. In addition, the entity from which we acquired North Coast is a foreign entity. As a result, we may face difficulties or incur additional expenses in enforcing a judgment obtained in a U.S. court against such entity for any breach of its obligations to provide indemnity to us.

We may be unable to obtain additional financing to implement our growth strategy.

The growth of our business will require substantial capital on a continuing basis. Because of our issuance of the senior notes and the pledge of substantially all of our assets as collateral under our credit agreement, it may be difficult for us in the foreseeable future to obtain debt financing on an unsecured basis or to obtain additional secured financing other than purchase money indebtedness. If we are unable to obtain additional capital on satisfactory terms and conditions, we may lose opportunities to acquire oil and natural gas properties and businesses and, therefore, unable to implement our growth strategy.

We may not be successful in managing our growth, which could adversely affect our operations and net revenues.

The pursuit of additional acquisitions is a key part of our strategy. We face challenges in growing our managerial, financial, accounting, technical, operational and administrative resources to keep up with the pace of the growth of our business and our significant corporate transactions such as the Equity Buyout and this offering. For example, our rapid growth and significant transactions over the past two years have strained, and could continue to strain, our financial, tax and accounting staff. The North Coast and ONEOK Energy acquisitions substantially increased the size and scope of our business from an operational, personnel, financial reporting and accounting perspective. Our growth could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards as well as internal controls and procedures. Failure to manage our growth successfully could adversely affect our operations and net revenues through increased operating costs and revenues that do not meet our expectations, as well as adversely affect our ability to satisfy our disclosure and other obligations. We may also be unable to successfully integrate acquired oil and natural gas properties into our operations or achieve desired profitability.

If we are unable to successfully address the material weakness in our internal controls, or any other control deficiencies, our ability to report our financial results on a timely and accurate basis and to comply with disclosure and other requirements may be adversely affected.

We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make an assessment of the effectiveness of our internal controls over financial reporting for that purpose. However, in connection with the 2004 audit of the financial statements of EXCO Resources and EXCO Holdings, we identified a material weakness in our processes, procedures and controls related to the preparation of our quarterly and annual tax provisions. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our independent registered public accounting firm informed members of our senior management and the audit committee of our board of directors that our processes, procedures and controls related to the preparation and review of quarterly and annual tax provisions were not adequate to ensure that the deferred tax provision and the classification of deferred tax balances were prepared in accordance with generally accepted accounting principles. This control deficiency resulted in year end audit adjustments to the tax provision and deferred tax balance. The errors resulted in an increase in the deferred tax liability accounts, an increase in the federal income tax provision and a decrease in the deferred state income tax provision, although they did not affect the reported results of operations or disclosures in any prior interim or annual period. The control deficiency, however, could have resulted in a misstatement in the aforementioned tax accounts that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management concluded that this deficiency in internal control over financial reporting was a material weakness.

In 2005 and through the date of this prospectus, we have implemented additional controls including more stringent reviews of the quarterly tax provision, hired additional finance and accounting personnel and expanded the scope of work of the outside consulting firm that we use to review our quarterly tax provision. However, in a recent evaluation carried out under the supervision and with the participation of our senior management, our Chief Executive Officer and Chief Financial Officer, who is also our Chief Accounting Officer, concluded that our disclosure controls and procedures continued to be ineffective as of September 30, 2005 as a result of the material weakness identified as of December 31, 2004.

In connection with the preparation of our quarterly report on Form 10-Q for the third quarter ended September 30, 2005, we reconsidered our position with respect to technical correction notices from the IRS related to the tax provision made on an extraordinary dividend received from our former wholly-owned Canadian subsidiary. Accordingly, we restated our financial statements for the quarter ended June 30, 2005 and September 30, 2005, to reflect the tax benefit in the earlier quarter and to classify the benefit as a component of continuing rather than discontinued operations in the September 30, 2005 quarter. We also reclassified a Canadian tax benefit resulting from a tax rate change in the three and six month periods ended June 30, 2004 and the nine months ended September 30, 2004 from discontinued to continuing operations. In view of these restatements, we continue to evaluate the effectiveness of our processes, procedures and controls, with continued emphasis on accounting for income taxes.

In connection with their audit as of December 31, 2004, our independent registered public accounting firm made recommendations to our management concerning adding additional accounting staff and implementing an internal audit function. Deficiencies in these areas may have contributed to accounting adjustments made in our financial statements and could, in the future, contribute to accounting adjustments. Accordingly, we have hired a new controller, added other finance and accounting personnel and are finalizing the implementation of an internal audit function to be conducted, under our supervision, by an outside consulting firm.

We will continue to monitor the effectiveness of these and other processes, procedures and controls and will make any further changes management determines appropriate, including to effect compliance with Section 404 of the Sarbanes-Oxley Act of 2002 when we are required to make an assessment of internal controls under Section 404 for fiscal 2006. The steps we have taken and will take in the future may not remediate the material weakness. In addition, we may identify additional material weaknesses or other deficiencies in our internal controls in the future.

Any material weaknesses or other deficiencies in our control systems may affect our ability to comply with SEC reporting requirements and NYSE listing standards or cause our financial statements to contain material misstatements, which could negatively affect the market price and trading liquidity of our common stock, cause investors to lose confidence in our reported financial information, as well as subject us to civil or criminal investigations and penalties.

There are inherent limitations in all control systems, and misstatements due to error or fraud may occur and not be detected.

While EXCO Resources, as a voluntary filer with the SEC, has taken actions designed to address compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the SEC implementing these requirements, there are inherent limitations in its ability to control all circumstances. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions, such as growth of the company or increased transaction volume, or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

We may encounter obstacles to marketing our oil and natural gas, which could adversely impact our revenues.

Our ability to market our oil and natural gas production will depend upon the availability and capacity of natural gas gathering systems, pipelines and other transportation facilities. We are primarily dependent upon third parties to transport our products. Transportation space on the gathering systems and pipelines we utilize is occasionally limited or unavailable due to repairs or improvements to facilities or due to space being utilized by other companies that have priority transportation agreements. We have experienced production curtailments in the Appalachian Basin during 2004 and 2005 resulting from capacity restraints and short term shutdowns of certain pipelines for maintenance purposes. Our access to transportation options can also be affected by U.S. federal and state regulation of oil and natural gas production and transportation, general economic conditions and changes in supply and demand. These factors and the availability of markets are beyond our control. If market factors dramatically change, the impact on our revenues could be substantial and could adversely affect our ability to produce and market oil and natural gas, the value of our common stock and our ability to pay dividends on our company stock.

There are risks associated with our drilling activity that could impact the results of our operations.

Our drilling involves numerous risks, including the risk that we will not encounter commercially productive oil or natural gas reservoirs. We must incur significant expenditures to identify and acquire properties and to drill and complete wells. Additionally, seismic technology does not allow us to know conclusively prior to drilling a well that oil or natural gas is present or economically producible. The costs of drilling and completing wells are often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in the delivery of equipment. We have experienced some delays in contracting for drilling rigs and increasing costs to drill wells. All of these risks could adversely affect our results of operations and financial condition.

We may not correctly evaluate reserve data or the exploitation potential of properties as we engage in our acquisition, development, and exploitation activities.

Our future success will depend on the success of our acquisition, development, and exploitation activities. Our decisions to purchase, develop or otherwise exploit properties or prospects will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses and seismic and other information, the results of which are often inconclusive and subject to various interpretations. Our estimates regarding the increase in our reserves and production resulting from the ONEOK Energy acquisition may prove to be incorrect, which could significantly reduce our ability to generate cash needed to service our debt and fund our capital program and other working capital requirements.

We cannot control the development of the properties we own but do not operate, which may adversely affect our production, revenues and results of operations.

As of September 30, 2005, on a pro forma basis, third parties operate wells that represent approximately 12% of our Proved Reserves. As a result, the success and timing of our drilling and development activities on those properties depend upon a number of factors outside of our control, including:

  •
  the timing and amount of capital expenditures;

  •
  the operators' expertise and financial resources;

  •
  the approval of other participants in drilling wells; and

  •
  the selection of suitable technology.

If drilling and development activities are not conducted on these properties or are not conducted on a timely basis, we may be unable to increase our production or offset normal production declines, which may adversely affect our production, revenues and results of operations.

Our estimates of oil, natural gas and NGL reserves involve inherent uncertainty, which could materially affect the quantity and value of our reported reserves and our financial condition.

Numerous uncertainties are inherent in estimating quantities of proved oil, natural gas and NGL reserves, including many factors beyond our control. This prospectus contains estimates of our proved oil, natural gas and NGL reserves and the PV-10 of our proved oil, natural gas and NGL reserves. These estimates are based upon reports of our own engineers and our independent petroleum engineers. These reports rely upon various assumptions, including assumptions required by the SEC as to constant oil, natural gas and NGL prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. These estimates should not be construed as the current market value of our estimated Proved Reserves. The process of estimating oil, natural gas and NGL reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering and economic data for each reservoir. As a result, the estimates are inherently imprecise evaluations of reserve quantities and future net revenue. Our actual future production, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil, natural gas and NGL reserves may vary substantially from those we have assumed in the estimates. Any significant variance in our assumptions could materially affect the quantity and value of reserves, the amount of PV-10 described in this prospectus, and our financial condition. In addition, our reserves or PV-10 may be revised downward or upward, based upon production history, results of future exploitation and development activities, prevailing oil and natural gas prices and other factors. A material decline in prices paid for our production can adversely impact the estimated volumes of our reserves. Similarly, a decline in market prices for oil or natural gas may adversely affect our PV-10. Any of these negative effects on our reserves or PV-10 may decrease the value of our common stock.

We are exposed to operating hazards and uninsured risks that could adversely impact our results of operations and cash flow.

Our operations are subject to the risks inherent in the oil and natural gas industry, including the risks of:

  •
  fires, explosions and blowouts;

  •
  pipe failures;

  •
  abnormally pressured formations; and

  •
  environmental accidents such as oil spills, gas leaks, ruptures or discharges of toxic gases, brine or well fluids into the environment (including groundwater contamination).

We have in the past experienced some of these events during our drilling operations. These events may result in substantial losses to us from:

  •
  injury or loss of life;

  •
  severe damage to or destruction of property, natural resources and equipment;

  •
  pollution or other environmental damage;

  •
  environmental clean-up responsibilities;

  •
  regulatory investigation;

  •
  penalties and suspension of operations; or

  •
  attorney's fees and other expenses incurred in the prosecution or defense of litigation.

As is customary in our industry, we maintain insurance against some, but not all, of these risks. Our insurance may not be adequate to cover these losses or liabilities. Furthermore, insurance coverage may not continue to be available at commercially acceptable premium levels or at all. Due to cost considerations, from time to time we have declined to obtain coverage for certain drilling activities and have therefore been restricted from conducting these types of drilling activities during the period we were uninsured. We do not carry business interruption insurance. Losses and liabilities arising from uninsured or under-insured events could require us to make large unbudgeted cash expenditures that could adversely impact our results of operations and cash flow.

Our business exposes us to liability and extensive regulation on environmental matters, which could result in substantial expenditures.

Our operations are subject to numerous U.S. federal, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of materials into the water and air, the generation, management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. We could incur material costs, including clean-up costs, fines and civil and criminal sanctions and third-party claims for property damage and personal injury as a result of violations of, or liabilities under, environmental laws and regulations. Such laws and regulations not only expose us to liability for our own activities, but may also expose us to liability for the conduct of others or for actions by us that were in compliance with all applicable laws at the time those actions were taken. In addition, we could incur substantial expenditures complying with environmental laws and regulations, including future environmental laws and regulations which may be more stringent.

Our business substantially depends on Douglas H. Miller, our CEO.

We are substantially dependent upon the skills of Mr. Douglas H. Miller. Mr. Miller has extensive experience in acquiring, financing and restructuring oil and natural gas companies. We do not have an employment agreement with Mr. Miller or maintain key man insurance. The loss of the services of Mr. Miller could hinder our ability to successfully implement our business strategy.

We may have write-downs of our asset values, which could negatively affect our results of operations and net worth.

Depending upon oil and natural gas prices in the future, we may be required to write-down the value of our oil and natural gas properties if the present value of the after-tax future cash flows from our oil and natural gas properties falls below the net book value of these properties. We have in the past experienced ceiling test writedowns with respect to our oil and natural gas properties. Future non-cash ceiling test write-downs would negatively affect our results of operations and net worth.

We also test goodwill for impairment annually or when circumstances indicate that an impairment may exist. If the book value of our reporting units, as defined, exceeds the fair value of those reporting units, an impairment charge will occur, which would negatively impact our net worth.

We may experience a financial loss if any of our significant customers fail to pay us for our oil or natural gas.

Our ability to collect the proceeds from the sale of oil and natural gas from our customers depends on the payment ability of our customer base, which includes several significant customers. If any one or more of our significant customers fails to pay us for any reason, we could experience a material loss. In addition, in recent years, a number of energy marketing and trading companies have discontinued their marketing and trading operations, which has significantly reduced the number of potential purchasers for our oil and natural gas production. This reduction in potential customers has reduced market liquidity and, in some cases, has made it difficult for us to identify creditworthy customers. We also sell a portion of our natural gas directly to end users. We may experience a material loss as a result of the failure of our customers to pay us for prior purchases of our oil or natural gas.

We may experience a temporary decline in revenues if we lose one of our significant customers.

For the year ended December 31, 2004, one customer, Alliance Energy Services LLC, a wholly owned subsidiary of Constellation Energy Group, Inc., accounted for 10.6% of our total oil and natural gas revenues. In 2004, our top eight customers, including Alliance, accounted for approximately 39.2% of our total oil and natural gas revenues. The Alliance contract expired at the end of 2004. Beginning in January 1, 2005, we entered into a new agreement with Alcan Corporation and its subsidiary, Pechiney Rolled Products LLC, the entity for whom Alliance had acted as purchasing agent. To the extent Pechiney or any other significant customer reduces the volume of its natural gas purchases from us, we could experience a temporary interruption in sales of, or a lower price for, our oil and natural gas.

Competition in our industry is intense and we may be unable to compete in acquiring properties, contracting for drilling equipment and hiring experienced personnel.

The oil and natural gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring properties, contracting for drilling equipment and securing trained personnel. Many of these competitors have financial and technical resources and staffs substantially larger than ours. As a result, our competitors may be able to pay more for desirable leases, or to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit. The oil and natural gas industry has periodically experienced shortages of drilling rigs, equipment, pipe and personnel, which has delayed development drilling and other exploitation activities and has caused significant price increases. We are currently experiencing difficulties in obtaining drilling rigs and other services in certain areas as well as an increase in the cost for these services and related material and equipment. We are unable to predict how such shortages and price increases will affect our development and exploitation program. Competition has also been strong in hiring experienced personnel, particularly in the accounting and financial reporting, tax and land departments. In addition, competition is strong for attractive oil and natural gas producing properties, oil and natural gas companies, and undeveloped leases and drilling rights. We are often outbid by competitors in our attempts to acquire properties or companies. All of these challenges could make it more difficult to execute our growth strategy and increase our costs.

We agreed to indemnify 1143928 Alberta Ltd. for any breaches of the representations and warranties we made in the Addison purchase agreement.

We may become liable for losses that 1143928 Alberta Ltd. incurs as a result of our breach of any of the representations and warranties we made in the Addison purchase agreement. We may not have sufficient cash available to implement our growth strategy if we are required to indemnify 1143928 Alberta Ltd. pursuant to the terms of the Addison purchase agreement.

Risks relating to our indebtedness

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our debt.

As of September 30, 2005, on a pro forma basis and assuming completion of this offering, we would have had approximately $678.3 million of indebtedness, which represents a 43% pro forma debt to total pro forma capitalization ratio, including $215.8 million of indebtedness which would be subject to variable interest rates. Our total pro forma interest expense on an annual basis would be $39.6 million and would change by approximately $2.2 million for every 1% change in interest rates.

Our level of debt could have important consequences, including the following:

  •
  it may be more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt agreements, including financial and other restrictive covenants, could result in an event of default under the indenture governing our senior notes and the agreements governing our other indebtedness;

  •
  we may have difficulty borrowing money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations;

  •
  the amount of our interest expense may increase because certain of our borrowings are at variable rates of interest;

  •
  we will need to use a substantial portion of our cash flows to pay principal and interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;

  •
  we may have a higher level of debt than some of our competitors, which may put us at a competitive disadvantage;

  •
  we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general, especially declines in oil and natural gas prices; and

  •
  our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will be unable to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our debt and meet our other obligations. If we do not have enough money to service our debt, we may be required but unable to refinance all or part of our existing debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all. Further, failing to comply with the financial and other restrictive covenants in our credit agreement and the indenture governing our senior notes could result in an event of default, which could adversely affect our business, financial condition and results of operations.

We may incur substantially more debt, which may intensify the risks described above, including our ability to service our indebtedness.

Together with our subsidiaries, we may incur substantially more debt in the future in connection with our acquisition, development, exploitation and exploration of oil and natural gas producing properties. The restrictions in our debt agreements on our incurrence of additional indebtedness are subject to a number of qualifications and exceptions, and under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. To the extent new indebtedness is added to our current indebtedness levels, the risks described above could substantially increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt obligations could harm our business, financial condition and results of operations.

Our ability to make payments on and to refinance our indebtedness, including our senior notes and loans under our credit agreement, and to fund planned capital expenditures will depend on our ability to generate cash from operations in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control, including the prices that we receive for oil and natural gas.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, including our senior notes and loans under our credit agreement, or to fund our other liquidity needs. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. None of these remedies may, if necessary, be effected on commercially reasonable terms, or at all. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future, which could cause us to default on our obligations and could impair our liquidity.

Restrictive debt covenants could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions and engage in other business activities that may be in our best interests.

Our credit agreement and the indenture governing our senior notes contain a number of significant covenants that, among other things, restrict our ability to:

  •
  dispose of assets;

  •
  incur or guarantee additional indebtedness and issue certain types of preferred stock;

  •
  pay dividends on our capital stock;

  •
  create liens on our assets;

  •
  enter into sale or leaseback transactions;

  •
  enter into specified investments or acquisitions;

  •
  repurchase, redeem or retire our capital stock or subordinated debt;

  •
  merge or consolidate, or transfer all or substantially all of our assets and the assets of our subsidiaries;

  •
  engage in specified transactions with subsidiaries and affiliates; or

  •
  pursue other corporate activities.

Also, our credit agreement requires us to maintain compliance with specified financial ratios and satisfy certain financial condition tests. Our ability to comply with these ratios and financial condition tests may be affected by events beyond our control, and, as a result, we may be unable to meet these ratios and financial condition tests. These financial ratio restrictions and financial condition tests could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our credit agreement and the indenture governing our senior notes.

A breach of any of these covenants or our inability to comply with the required financial ratios or financial condition tests could result in a default under our credit agreement and our senior notes. A default, if not cured or waived, could result in acceleration of all indebtedness outstanding under our credit agreement and our senior notes. The accelerated debt would become immediately due and payable. If that should occur, we may be unable to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us.

Risks relating to our common stock and this offering

There currently is no public market for our common stock and our stock price may fluctuate significantly.

There currently is no public market for our common stock. An active trading market may not develop or be sustained after this offering. The initial public offering price will be determined through negotiation between us and representatives of the underwriters and may not be indicative of the market price for our common stock after this offering. The market price of our common stock could fluctuate significantly as a result of:

  •
  actual or anticipated quarterly variations in our operating results;

  •
  changes in expectations as to our future financial performance or changes in financial estimates of public market analysis;

  •
  announcements relating to our business or the business of our competitors;

  •
  conditions generally affecting the oil and natural gas industry;

  •
  the success of our operating strategy; and

  •
  the operating and stock price performance of other comparable companies.

Many of these factors are beyond our control and we cannot predict their potential effects on the price of our common stock. If the market price of our common stock declines significantly, you may be unable to resell your shares of common stock at or above the public offering price. In addition, the stock markets in general can experience considerable price and volume fluctuations.

Future sales of our common stock may cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. See "Shares eligible for future sale." In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock.

After this offering, we will have 100,000,000 shares of common stock outstanding. Of these shares, all shares sold in this offering, other than shares, if any, held by our affiliates, will be freely tradable.

Many of our stockholders, including our executive officers and directors, are subject to agreements that limit their ability to sell our common stock held by them. These holders cannot sell or otherwise dispose of any shares of our common stock, subject to limited exceptions, for a period of at least 180 days after the date of this prospectus without the prior written approval of J.P. Morgan Securities Inc., which could, in its sole discretion, elect to permit resale of shares by these holders, including their affiliates, prior to the lapse of the 180 day period.

On October 3, 2005, we entered into a registration rights agreement with all of the holders of our common stock, which agreement was amended by the First Amended and Restated Registration Rights Agreement. A total of 50,000,000 shares of common stock is covered by this agreement. Any holder who is a party to this agreement has the right, commencing 180 days after completion of this offering, to require us to register for resale up to one-third of its shares of common stock. All other parties to the registration rights agreement would then have the right to require us to register for resale up to one-third of their shares of common stock on the same registration statement. The same rights would exist commencing 365 days and 540 days after completion of this offering for an additional one-third of their shares at each such anniversary. Following this offering, these time and volume restrictions on resale registrations may be waived by J.P. Morgan Securities Inc. based on its evaluation of market and other conditions. In addition, at any time that we file a registration statement registering other shares, the holders of shares subject to the registration rights agreement can require that we include their shares in such registration statement, subject to certain exceptions. For more information on the terms of the registration rights agreement, see "Related party transactions—Equity Buyout—The registration rights agreement." The filing of any resale registration statement and the sale of shares thereunder may have a material adverse effect on the market price of our common stock.

Purchasers in this offering will experience immediate dilution and will experience further dilution with the future exercise of stock options.

If you purchase common stock in this offering, you will pay more for your shares than the amount paid by shareholders who purchased their shares from us prior to this offering. Assuming an initial public offering price of $12.00 per share, the midpoint of the range on the front cover of this prospectus, you will experience immediate and substantial dilution of $5.58 per share, representing the difference between our net tangible book value per share as of September 30, 2005 after giving effect to this offering and the assumed initial public offering price. Additionally, you will experience further dilution as holders of certain of our stock options exercise those options pursuant to our 2005 Long-Term Incentive Plan. We have reserved a total of 10,000,000 shares of common stock for issuance under this plan. On December 31, 2005, we had options to purchase 4,979,575 shares outstanding, of which 1,245,738 currently are exercisable. See "Dilution" for additional information.

All of the proceeds from this offering will be used to repay indebtedness and redeem capital stock and therefore none of the proceeds will be available to expand or invest in our business.

We intend to use all of the proceeds from this offering to repay indebtedness incurred in connection with the Equity Buyout and the ONEOK Energy acquisition and to redeem the TXOK preferred stock. None of the proceeds from this offering will be available for future acquisitions, capital expenditures, or working capital. Accordingly, funding for new business growth and other capital needs will require other sources of funding, which may not be available.

The equity trading markets may be volatile, which could result in losses for our shareholders.

The equity trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of equity securities. The market price of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition.

Our articles of incorporation permit us to issue preferred stock that may restrict a takeover attempt that you may favor.

Our articles of incorporation permit our board to issue up to 10,000,000 shares of preferred stock and to establish, by resolution, one or more series of preferred stock and the powers, designations, preferences and participating, optional or other special rights of each series of preferred stock. The preferred stock may be issued on terms that are unfavorable to the holders of our common stock, including the grant of superior voting rights, the grant of preferences in favor of preferred shareholders in the payment of dividends and upon our liquidation and the designation of conversion rights that entitle holders of our preferred stock to convert their shares into our common stock on terms that are dilutive to holders of our common stock. The issuance of preferred stock in future offerings may make a takeover or change in control of us more difficult.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our board of directors may deem relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates. In addition, our credit agreement and indenture governing our senior notes restrict the payment of dividends.

Information regarding forward-looking statements

This prospectus contains forward-looking statements. These forward-looking statements relate to, among other things, the following:

  •
  our future financial and operating performance and results;

  •
  our business strategy;

  •
  market prices;

  •
  our future commodity price risk management activities; and

  •
  our plans and forecasts.

We have based these forward-looking statements on our current assumptions, expectations and projections about future events.

We use the words "may," "expect," "anticipate," "estimate," "believe," "target," "continue," "intend," "plan," "budget" and other similar words to identify forward-looking statements. You should read statements that contain these words carefully because they discuss future expectations, contain projections of results of operations or of our financial condition and/or state other "forward-looking" information. We do not undertake any obligation to update or revise publicly any forward-looking statements, except as required by law. These statements also involve risks and uncertainties that could cause our actual results or financial condition to materially differ from our expectations in this prospectus, including, but not limited to:

  •
  fluctuations in prices of oil and natural gas;

  •
  future capital requirements and availability of financing;

  •
  estimates of reserves;

  •
  geological concentration of our reserves;

  •
  risks associated with drilling and operating wells;

  •
  discovery, acquisition, development and replacement of oil and natural gas reserves;

  •
  cash flow and liquidity;

  •
  timing and amount of future production of oil and natural gas;

  •
  availability of drilling and production equipment;

  •
  marketing of oil and natural gas;

  •
  developments in oil-producing and natural gas-producing countries;

  •
  competition;

  •
  general economic conditions;

  •
  governmental regulations;

  •
  receipt of amounts owed to us by purchasers of our production and counterparties to our commodity price risk management contracts;

  •
  hedging decisions, including whether or not to enter into derivative financial instruments;

  •
  events similar to those of September 11, 2001;

  •
  actions of third party co-owners of interests in properties in which we also own an interest; and

  •
  fluctuations in interest rates.

We believe that it is important to communicate our expectations of future performance to our investors. However, events may occur in the future that we are unable to accurately predict, or over which we have no control. When considering our forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this prospectus and other factors noted throughout this prospectus provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement. Please read the section entitled "Risk factors" for a discussion of certain risks of our business and an investment in our common stock.

Use of proceeds

We estimate that the net proceeds from the sale of the 50,000,000 shares of our common stock that we are selling in this offering will be approximately $566.3 million, based on an initial public offering price of $12.00 per share, the mid-point of the range on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $651.8 million.

We intend to use these proceeds, together with cash and additional borrowings under our credit agreement, as follows (assuming a closing date for this offering of January 31, 2006):

  •
  $358.4 million to repay $350.0 million in principal plus accrued and unpaid interest under the interim bank loan incurred in connection with the Equity Buyout;

  •
  $162.0 million to fund the redemption of the $150.0 million of TXOK preferred stock, plus accumulated and unpaid dividends and redemption premium, issued to a related party in connection with the ONEOK Energy acquisition;

  •
  $373.9 million to repay $171.8 million in principal including accrued and unpaid interest under the TXOK credit facility ($137.0 million will remain outstanding under this facility) and $200.0 million in principal plus accrued and unpaid interest of $2.1 million under the TXOK term loan, both loans having been incurred in connection with the ONEOK Energy acquisition; and

  •
  $3.7 million to pay fees and expenses in connection with this offering.

Set forth below is a table indicating the expected sources and uses of funds in connection with this initial public offering (assuming a closing date of January 31, 2006 and gross proceeds of $600.0 million for this offering):

Sources	Uses
(in millions)	Repay interim bank loan plus accrued interest	Redeem TXOK preferred stock plus dividends and redemption premium	Repay a portion of the TXOK credit facility including accrued interest	Repay TXOK term loan plus accrued interest	Fees and expenses	Total

Proceeds of this initial public offering after underwriting discounts and commissions	$358.4	$162.0	$ 49.6	$ —	$ —	$570.0
Cash	—	—	122.2	106.2	—	228.4
Our credit agreement	—	—	—	95.9	3.7	99.6

Total	$358.4	$162.0	$171.8	$202.1	$3.7	$898.0

Since all of the net proceeds of this offering will be used to repay indebtedness and redeem the TXOK preferred stock, we will not have any net proceeds remaining to further expand or invest in our business or for other general corporate purposes.

If the underwriters' over-allotment option is exercised, we intend to use the proceeds to repay borrowings under our credit agreement or the TXOK credit facility.

Borrowings under the interim bank loan bear interest at a rate of 10% and mature on July 3, 2006. Borrowings under the interim bank loan were incurred by Holdings II to finance a portion of the purchase price for all the outstanding stock of EXCO Holdings in the Equity Buyout. See "Significant transactions—2005 Equity Buyout." The interim bank loan is secured by a pledge of all outstanding common stock of EXCO Resources issued to EXCO Holdings. For additional information regarding the interim bank loan, see "Interim financing arrangements—EXCO Holdings interim bank loan."

Borrowings under the TXOK credit facility bear interest at a fluctuating rate of interest (the applicable interest rate was 7.125% as of December 31, 2005) and mature on September 27, 2009. Borrowings under the TXOK credit facility were incurred by TXOK to finance a portion of the purchase price for the ONEOK Energy acquisition and to provide working capital to TXOK. See "Significant transactions—ONEOK Energy acquisition." The TXOK credit facility is secured by a first priority lien and security interest in TXOK's oil and natural gas properties as well as the capital stock of its subsidiaries. For additional information regarding the TXOK credit facility, see "Interim financing arrangements—TXOK credit facility."

Borrowings under the TXOK term loan bear interest at a rate of interest which is either the prime rate plus 3.5% or the London InterBank Offered Rate, or LIBOR, plus 4.5% (the applicable interest rate was 8.875% as of December 31, 2005) and mature on September 27, 2010. Borrowings under the TXOK term loan were incurred by TXOK to finance a portion of the purchase price for the ONEOK Energy acquisition. See "Significant transactions—ONEOK Energy acquisition." The TXOK term loan is secured by a perfected second lien on all assets securing the TXOK credit facility. For additional information regarding the TXOK term loan, see "Interim financing arrangements—TXOK term loan."

The redemption price for the TXOK preferred stock will be (i) cash in the amount of $150.0 million plus accrued and unpaid dividends at an annualized rate of 15% and (ii) that number of shares of common stock of EXCO Resources, cash, or any combination thereof, at the election of the holder of the TXOK preferred stock, necessary to produce an overall 23% annualized rate of return on the stated value of the TXOK preferred stock as of the date of redemption. For purposes of calculating the rate of return, the common stock of EXCO Resources will be valued at the lesser of $12.00 or the per share offering price to the public in this offering. For purposes of this discussion of the use of proceeds we have assumed that the redemption price is paid entirely in cash. Based on an assumed initial public offering price of $12.00 per share, the midpoint of the range on the front cover of this prospectus, and assuming a closing date of January 31, 2006, we have reserved up to 347,945 shares of common stock issuable upon redemption of the TXOK preferred stock if the holder of the TXOK preferred stock elects to take shares of our common stock in lieu of cash. The issuance of this common stock would reduce the cash redemption price by up to $4.2 million. The holder of the TXOK preferred stock is BP EXCO Holdings LP, an entity controlled by Mr. Boone Pickens, one of our directors. For additional information regarding the TXOK preferred stock, see "Interim financing arrangements—TXOK preferred stock" and "Related party transactions—ONEOK Energy acquisition."

Dividend policy

We currently intend to retain all available funds and any future earnings to finance the growth of our business, including development and acquisition activities. As a result, we do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our credit agreement and the indenture governing our senior notes each contain a restriction on the payment of dividends to holders of our common stock. Accordingly, if our dividend policy were to change in the future, our ability to pay dividends would be subject to these restrictions as well as our results of operations, financial condition, contractual obligations, capital requirements, business prospects and other factors deemed relevant by our board of directors.

Even if our credit agreement and indenture permitted us to pay cash dividends, under Section 2.38 of the Texas Business Corporation Act we can make those payments only from our surplus (the excess of the fair value of our total assets over the sum of our liabilities plus our total paid-in share capital). In addition, we can pay cash dividends only if after paying those dividends we would be able to pay our liabilities as they become due.

Capitalization

The following table presents our capitalization at September 30, 2005:

  (1)
  on an actual basis.

  (2)
  as adjusted for the Equity Buyout, where Holdings II purchased EXCO Holdings for an acquisition cost of $906.0 million, which includes the assumption of senior notes at their fair market value of $468.0 million and cash of $207.7 million. A distribution of $28.6 million was made by EXCO Holdings prior to the Equity Buyout for compensation expenses. The purchase was funded by $350.0 million of indebtedness under the interim bank loan, including $26.3 million for working capital, $183.1 million in cash from equity investors in Holdings II and $166.9 million of Holdings II shares exchanged for shares of EXCO Holdings. EXCO Holdings also paid $9.0 million in deferred fees and expenses for the interim bank loan. As a result of the change of control tender offer required under the indenture governing the senior notes, $5.3 million of the senior notes were repurchased at 101% resulting in a reduction of the book value of the senior notes to $462.5 million.

  (3)
  on a pro forma basis for:
•	the Equity Buyout and change of contol tender offer as described above;
•
the net proceeds of this offering from the sale of shares of our common stock at an assumed public offering price of $12.00 per share, the midpoint of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses of $3.7 million and an increase in borrowings under our credit agreement of $78.8 million;
•	the use of the net proceeds of this offering, together with available cash and the additional borrowings under our credit agreement, to fund the following:
	•	TXOK:
		•	the redemption of the $150.0 million of TXOK preferred stock plus accumulated dividends and redemption premium;
		•	the repayment of $171.8 million in principal including accrued interest under the TXOK credit facility; and
		•	the repayment of $200.0 million in principal including accrued interest under the TXOK term loan.
	•	Other use of proceeds:
		•	the repayment of the $350.0 million in principal under the interim bank loan plus accrued interest.

This table should be read in conjunction with our historical consolidated financial statements and related notes, our unaudited pro forma consolidated balance sheet and related notes, "Use of proceeds," "Management's discussion and analysis of financial condition and results of operations" and other financial information included elsewhere in this prospectus.

	September 30, 2005 (unaudited)
(in thousands)	Actual	As adjusted	Pro forma

Cash and cash equivalents	$236,371	$248,350	$20,000

Total debt:
Interim bank loan	$—	$350,000	$—
Our credit agreements	1	1	215,790
Senior notes	452,643	462,509	462,509

Total debt	452,644	812,510	678,299

Shareholders' equity:
Class A common stock, $.001 par value; 129,629,635 shares authorized; 115,946,667 shares issued and outstanding	116	—	—
Class B common stock, $.001 par value; 12,962,968 shares authorized; 11,925,925 shares issued and outstanding	12	—	—
Common stock, $.001 par value; 250,000,000 shares authorized; 50,000,000 shares issued and outstanding, as adjusted; and 100,000,000 shares issued and outstanding, pro forma	—	50	100
Additional paid-in capital	172,542	374,806	941,048
Retained earnings (deficit)	58,213	(24,805)	(34,305)

Total shareholders' equity	230,883	350,051	906,843

Total capitalization	$683,527	$1,162,561	$1,585,142

The retained deficit shown in the "As adjusted" column includes a charge of $25 million for stock compensation expense, for promotional services provided to Holdings II equal to the difference in the price per share paid by its founding shareholders and the fair market price per share of the additional common stock contemplated to be sold to new equity investors in Holdings II. The retained deficit in the "Pro forma" column also includes the reduction in the estimated debt issuance costs of $9.5 million for the write off of costs incurred related to the interim bank loan.

The table above excludes (i) the 7,500,000 shares of common stock subject to the underwriters' over-allotment option; (ii) 4,979,575 shares issuable upon the exercise of outstanding options granted in October of 2005 at a weighted average exercise price of $7.50 per share; and (iii) up to 347,945 shares of common stock issuable upon redemption of the TXOK preferred stock issued to a related party in connection with the ONEOK Energy acquisition, assuming an initial public offering price of $12.00 per share, the midpoint of the range on the front cover of this prospectus, and a closing date of January 31, 2006.

Dilution

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the initial public offering price of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of September 30, 2005 after giving effect to the Equity Buyout, the merger of Holdings II into EXCO Holdings and the repurchase of a portion of the senior notes pursuant to a change of control tender offer was $119.6 million, or $2.39 per share of common stock. Our pro forma net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding on September 30, 2005, in each case after giving effect to the Equity Buyout, the merger of Holdings II into EXCO Holdings and the repurchase of the senior notes pursuant to a change of control tender offer. After the sale of shares of common stock offered by this prospectus at an assumed initial public offering price of $12.00 per share, the midpoint of the range on the front cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of September 30, 2005 would have been approximately $641.6 million, or approximately $6.42 per share. This amount represents an immediate increase in pro forma net tangible book value of $4.03 per share to our existing stockholders, and an immediate dilution of $5.58 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Initial public offering price per share		$12.00
Pro forma net tangible book value per share after the Equity Buyout and the merger of Holdings II into EXCO Holdings	2.39
Pro forma increase in net tangible book value per share attributable to new investors	4.03

Pro forma as adjusted net tangible book value per share after the offering		6.42

Dilution per share to new investors		$5.58

The following table sets forth, on a pro forma as adjusted basis, as of September 30, 2005, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated expenses at an assumed initial public offering price of $12.00 per share, the midpoint of the range on the front cover of this prospectus.

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Amount	Percent

Existing stockholders	50,000,000	50%	$350,033,358	36.8%	$7.00
New investors	50,000,000	50	600,000,000	63.2	12.00

Total	100,000,000	100%	$950,033,358	100%

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 46.5% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 57,500,000, or approximately 53.5% of the total number of shares of our common stock outstanding after this offering.

The tables above exclude:

  •
  4,979,575 shares issuable upon the exercise of outstanding options granted in October 2005 at a weighted average exercise price of $7.50 per share; and

  •
  up to 347,945 shares of common stock issuable in lieu of cash at the option of the holder of TXOK preferred stock upon redemption of the preferred stock, assuming an initial public offering price of $12.00 per share, the midpoint of the range on the front cover of this prospectus, and a closing date of January 31, 2006.

The exercise of options, all of which have an exercise price less than the assumed initial public offering price, and the issuance of shares of common stock in lieu of cash upon redemption of the TXOK preferred stock, would decrease the dilution to new investors by $0.07 per share, to $5.51 per share.

Selected financial data

The following table presents our selected historical and pro forma financial data.

For historical financial data:

  •
  The historical statements of operations and statements of cash flows for the year ended December 31, 2002 and the 209 day period from January 1, 2003 to July 28, 2003 for EXCO Resources, as predecessor to EXCO Holdings, and for the 156 day period from July 29, 2003 to December 31, 2003, the year ended December 31, 2004, and the nine month periods ended September 30, 2004 and 2005 for EXCO Holdings, as the acquiror and successor for financial reporting purposes to EXCO Resources subsequent to July 28, 2003, have been derived from our historical audited consolidated financial statements included in this prospectus. The historical statements of operations and statements of cash flows for each of the two years in the period ended December 31, 2001 for EXCO Resources, as predecessor to EXCO Holdings, have been derived from our historical audited consolidated financial statements not included in this prospectus.

  •
  The statements of operations for the interim periods ended September 30, 2004 and 2005 include, in management's opinion, all adjustments necessary for the fair presentation of such data and are not necessarily indicative of the results of operations that may be achieved for the entire year.

For pro forma financial information:

  •
  The pro forma consolidated balance sheet assumes that the Equity Buyout, the repurchase of a portion of the senior notes pursuant to a change of control tender offer as a result of the Equity Buyout, this offering and the redemption of the TXOK preferred stock occurred as of September 30, 2005, and the pro forma consolidated statements of operations for the year ended December 31, 2004 and for the nine month period ended September 30, 2005 assume that the North Coast acquisition, the Equity Buyout, the ONEOK Energy acquisition, the repurchase of the senior notes, this offering and the redemption of the TXOK preferred stock occurred on January 1, 2004.

  •
  The pro forma consolidated balance sheet and the pro forma consolidated statements of operations were derived by adjusting our historical consolidated financial statements.

  •
  See "Unaudited pro forma financial data" for further discussion of the assumptions and adjustments made in calculating this information.

Concurrently with this offering, EXCO Holdings will merge with and into EXCO Resources, with EXCO Resources as the surviving entity and the successor for financial reporting purposes. Accordingly, we have included in this prospectus the financial statements of EXCO Holdings (formerly Holdings II for financial reporting purposes) as of September 30, 2005 and for the period August 12, 2005 (date of inception of Holdings II) to September 30, 2005. After the merger, the name of the entity will be EXCO Resources (formerly Holdings II) for financial reporting purposes.

Recent accounting transactions

On October 3, 2005, EXCO Holdings recorded a $44.1 million non-cash stock based compensation expense and a $28.7 million stock based and other compensation expense as a result of the Equity Buyout. Except for the $10.8 million cash compensation payments made in conjunction with the Equity Buyout, these charges are excluded from the pro forma consolidated statements of operations as they are nonrecurring charges related to the Equity Buyout. Further, we have adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123(R), "Share Based Payments," which will result in an additional non-cash stock based compensation expense. We estimate that upon completion of our valuation analysis, this amount will range from $3.0 million to $6.0 million in the fourth quarter of 2005 related to the October 2005 grant of options under our 2005 Long-Term Incentive Plan. See "Management's discussion and analysis of financial condition and results of operations—Stock based and other compensation expense" and "Management—2005 Long-Term Incentive Plan."

	Predecessor				Successor				Pro forma
	Year ended December 31,				For the 156 day period from July 29 to December 31, 2003(1)		Nine months ended September 30,
				For the 209 day period from January 1 to July 28, 2003(1)
						Year ended December 31, 2004			Year ended December 31, 2004	Nine months ended September 30, 2005
(in thousands, except per share amounts)	2000	2001	2002				2004	2005

							unaudited
Statement of Operations Data:(2)
Revenues and other income (loss):
Oil and natural gas	$28,869	$53,017	$34,287	$22,403	$21,767	$141,993	$100,120	$131,469	$246,366	$223,202
Commodity price risk management activities	—	—	—	—	(10,800)	(50,343)	(69,195)	(177,253)	(50,343)	(177,614)
Other income (loss)	1,252	5,541	6,599	(1,129)	(141)	1,184	920	7,047	6,330	11,074
Gain on disposition of properties, equipment and other assets	538	136	—	—	—	—	—	—	—	—

Total revenues and other income	30,659	58,694	40,886	21,274	10,826	92,834	31,845	(38,737)	202,353	56,662

Costs and expenses:
Oil and natural gas production	9,484	21,394	19,018	11,380	7,331	28,256	21,121	21,979	48,104	39,340
Depreciation, depletion and amortization	4,949	9,744	9,031	5,125	5,413	28,519	20,960	24,490	100,950	73,712
Accretion of discount on asset retirement obligations(3)	—	—	—	320	205	800	607	612	1,198	927
General and administrative	2,003	4,136	6,777	11,347	3,874	15,466	11,447	15,669	26,345	22,818
Stock based compensation expense	—	—	—	—	—	—	—	—	—	24,967
Investment advisory fees	—	—	—	—	—	—	—	—	—	4,870
Interest expense	1,369	2,660	1,191	1,058	1,921	34,570	25,487	26,502	34,328	29,669
Impairment of oil and natural gas properties	—	28,646	—	—	—	—	—	—	—	—
Impairment of marketable securities	—	—	1,136	—	—	—	—	—	—	—
Uncollectible value of Enron hedges	—	10,669	—	—	—	—	—	—	—	—

Total costs and expenses	17,805	77,249	37,153	29,230	18,744	107,611	79,622	89,252	210,925	196,303

Income (loss) before income taxes	12,854	(18,555)	3,733	(7,956)	(7,918)	(14,777)	(47,777)	(127,989)	(8,572)	(139,641)
Income tax expense (benefit)	4,400	(54)	(2,672)	(181)	(7,764)	5,126	(12,818)	(54,010)	7,076	(48,382)

Income (loss) before discontinued operations and change in accounting principle	8,454	(18,501)	6,405	(7,775)	(154)	(19,903)	(34,959)	(73,979)	(15,648)	(91,259)

Discontinued operations:(4)
Income (loss) from operations.	—	(20,846)	(11,382)	13,534	6,217	36,274	24,882	(4,402)
Gain on disposition of Addison Energy Inc.	—	—	—	—	—	—	—	175,717
Income tax expense (benefit)	—	—	(4,010)	4,982	1,917	10,358	7,462	49,282

Income (loss) from discontinued operations	—	(20,846)	(7,372)	8,552	4,300	25,916	17,420	122,033

Income (loss) before change in accounting principle	8,454	(39,347)	(967)	777	4,146	6,013	(17,539)	48,054
Cumulative effect of change in accounting principle, net of tax(3)	—	—	—	255	—	—	—	—

Net income (loss)	8,454	(39,347)	(967)	1,032	$4,146	$6,013	$(17,539)	$48,054

Dividends on preferred stock	—	2,653	5,256	2,620

Earnings (loss) on common stock	$8,454	$(42,000)	$(6,223)	$(1,588)

Basic earnings (loss) per share from continuing operations	$1.23	$(3.00)	$0.16	$(1.25)	$0.00	$(0.17)	$(0.30)	$(0.64)	$(0.16)	$(0.91)
Basic earnings (loss) per share—total	$1.23	$(5.96)	$(0.88)	$(0.19)	$0.04	$0.05	$(0.15)	$0.41	$(0.16)	$(0.91)
Diluted earnings (loss) per share from continuing operations	$1.18	$(3.00)	$0.16	$(1.25)	$0.00	$(0.17)	$(0.30)	$(0.64)	$(0.16)	$(0.91)
Diluted earnings (loss) per share—total	$1.18	$(5.96)	$(0.88)	$(0.19)	$0.04	$0.05	$(0.15)	$0.41	$(0.16)	$(0.91)
Weighted average common and common equivalent shares outstanding:
Basic	6,835	7,046	7,061	8,084	115,947	115,947	115,947	115,947	100,000	100,000

Diluted	7,122	7,046	12,533	8,084	115,947	115,947	115,947	115,947	100,000	100,000

	Predecessor				Successor				Pro forma
	Year ended December 31,				For the 156 day period from July 29 to December 31, 2003(1)		Nine months ended September 30,
				For the 209 day period from January 1 to July 28, 2003(1)
						Year ended December 31, 2004			Year ended December 31, 2004	Nine months ended September 30, 2005
(in thousands)	2000	2001	2002				2004	2005

							unaudited
Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities(4)(5)	$27,297	$25,916	$31,660	$20,418	$21,495	$118,528	$88,304	$(80,844)
Investing activities	(66,519)	(133,771)	(76,937)	(23,520)	(237,623)	(381,476)	(334,140)	337,842
Financing activities	37,450	102,130	45,928	9,982	214,284	283,708	266,453	(47,035)
Other Financial and Operating Data:
EBITDA(6)	19,172	(26,997)	6,583	7,034	3,716	74,228	16,090	45,036	$126,706	$(36,260)
Adjusted EBITDA(6)	19,172	29,018	9,039	1,927	5,044	73,372	50,472	90,628	152,164	161,386

	At December 31,					At September 30, 2005
(in thousands)	2000	2001	2002	2003(1)	2004	Actual	Pro forma

						unaudited
Balance Sheet Data:(3)
Current assets	$20,262	$21,121	$26,198	$31,641	$75,877	$324,657	$152,076
Total assets	102,372	191,056	241,174	505,056	922,052	910,519	1,990,321
Current liabilities	8,655	13,322	33,193	45,188	105,695	135,303	175,499
Long-term debt, less current maturities	42,488	44,994	97,943	99,470	487,453	452,644	678,299
Shareholder's equity	49,791	120,379	99,884	183,895	203,885	230,883	906,843
Total liabilities and shareholder's equity	102,372	191,056	241,174	505,056	922,052	910,519	1,990,321

(1)
The going private transaction was accounted for as a purchase, in accordance with Statement of Financial Accounting Standards No. 141—"Business Combinations," or SFAS 141. Pursuant to SFAS 141, we have allocated the purchase price to the assets acquired and liabilities assumed based upon estimated fair values at the date of acquisition. Consequently, our financial position and operating results subsequent to July 29, 2003 reflect a new basis of accounting (successor basis) and are not comparable to prior periods (predecessor basis). Concurrent with the going private transaction, we no longer account for derivative financial instruments using hedge accounting. Instead, any change in fair value is recognized directly through the statement of operations. See "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies—Accounting for derivatives" for a description of this accounting method.

(2)
We have completed numerous acquisitions and dispositions since January 1, 2000 that materially impact the comparability of this data between periods.

(3)
We adopted Statement of Financial Accounting Standards No. 143—"Accounting for Asset Retirement Obligations," or SFAS 143 on January 1, 2003. See "Note 3. Summary of significant accounting policies—Deferred abandonment and asset retirement obligations" of the notes to our consolidated financial statements.

(4)
Reflects the reclassification to discontinued operations of the results of operations of Addison disposed of in February 2005. Addison was acquired by us in April 2001.

(5)
Cash flow used in operating activities for the nine months ended September 30, 2005 includes $67.6 million related to the termination of commodity price risk management contracts and $50.1 million for income taxes related to the sale of Addison.

(6)
Earnings before interest, taxes, depreciation, depletion and amortization, or "EBITDA," represents net income adjusted to exclude interest expense, income taxes, depreciation, depletion and amortization. "Adjusted EBITDA" represents EBITDA adjusted to exclude the cumulative effect of change in accounting principle, impairment of oil and natural gas properties, impairment of marketable securities, uncollectible value of Enron hedges, income from derivative ineffectiveness and termination of hedges, accretion of discount on asset retirement obligations, non-cash changes in the fair value of derivative financial instruments, commodity price risk management contracts termination expense, non-cash stock based compensation expense, investment advisory fees and income from discontinued operations as a result of the sale of Addison in February 2005. We have presented Adjusted EBITDA because it is the financial measure that is used in covenant calculations required under our credit agreement and compliance with the liquidity and debt incurrence covenants included in this agreement is considered material to us. See "Management's discussion and analysis of financial condition and results of operations—Our liquidity, capital resources and capital commitments—Credit agreement." In addition, it will be necessary for us to incur additional indebtedness under our credit agreement to fully fund the uses of proceeds of this offering. See "Use of proceeds." Our computations of EBITDA and Adjusted EBITDA may differ from computations of similarly titled measures of other companies due to differences in the inclusion or exclusion of items in our computations as compared to those of others. EBITDA and Adjusted EBITDA are measures that are not prescribed by GAAP. EBITDA and Adjusted EBITDA specifically exclude changes in working capital, capital expenditures and other items that are set forth on a cash flow statement presentation of a company's operating, investing and financing activities. As such, we encourage investors not to use these measures as substitutes for the determination of net income, net cash provided by operating activities or other similar GAAP measures. The following table sets forth a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA:

	Predecessor				Successor				Pro forma
	Year ended December 31,			For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003		Nine months ended September 30,
						Year ended December 31, 2004			Year ended December 31, 2004	Nine months ended September 30, 2005
(in thousands)	2000	2001	2002				2004	2005

							unaudited
Net income (loss)	$8,454	$(39,347)	$(967)	$1,032	$4,146	$6,013	$(17,539)	$48,054	$(15,648)	$(91,259)
Interest expense	1,369	2,660	1,191	1,058	1,921	34,570	25,487	26,502	34,328	29,669
Income tax expense (benefit)	4,400	(54)	(2,672)	(181)	(7,764)	5,126	(12,818)	(54,010)	7,076	(48,382)
Depreciation, depletion and amortization	4,949	9,744	9,031	5,125	5,413	28,519	20,960	24,490	100,950	73,712

EBITDA	19,172	(26,997)	6,583	7,034	3,716	74,228	16,090	45,036	126,706	(36,260)
Cumulative affect of change in accounting principle	—	—	—	(255)	—	—	—	—	—	—
Impairment of oil and natural gas properties	—	28,646	—	—	—	—	—	—	—	—
Impairment of marketable securities	—	—	1,136	—	—	—	—	—	—	—
Uncollectible value of Enron hedges	—	10,669	—	—	—	—	—	—	—	—
Income from derivative ineffectiveness and terminated hedges	—	(4,146)	(6,291)	(187)	—	—	—	—	—	—
Accretion of discount on asset retirement obligations	—	—	—	320	205	800	607	612	1,198	927
Non-cash change in fair value of derivative financial instruments	—	—	—	—	5,423	24,260	51,195	114,410	24,260	114,279
Commodity price risk management contracts termination expense	—	—	—	—	—	—	—	52,603	—	52,603
Stock based compensation expense	—	—	239	3,567	—	—	—	—	—	24,967
Investment advisory fees	—	—	—	—	—	—	—	—	—	4,870
(Income) loss from discontinued operations	—	20,846	7,372	(8,552)	(4,300)	(25,916)	(17,420)	(122,033)	—	—

Adjusted EBITDA	$19,172	$29,018	$9,039	$1,927	$5,044	$73,372	$50,472	$90,628	$152,164	$161,386

Income (loss) from discontinued operations	—	(20,846)	(7,372)	8,552	4,300	25,916	17,420	122,033
Interest expense	(1,369)	(2,660)	(1,191)	(1,058)	(1,921)	(34,570)	(25,487)	(26,502)
Income tax (expense) benefit	(4,400)	54	2,672	181	7,764	(5,126)	12,818	54,010
Amortization of deferred financing costs	—	394	703	358	100	3,859	3,396	1,311
Deferred income taxes	1,283	(1,211)	—	—	(7,764)	3,681	(12,821)	(59,467)
Loss (gain) on disposition of property, equipment, and other assets	(538)	(111)	—		30	(14)	—	(175,717)
Changes in operating assets and liabilities	13,149	(1,101)	(2)	(396)	6,881	17,805	11,799	(18,080)
Proceeds from sale of Enron claim	—	—	—	—	—	4,750	4,750	—
Commodity price risk management contracts termination expense	—	—	—	—	—	—	—	(52,603)
(Gains) from sales of marketable securities	—	—	—	(245)	—	—	—	—
Other	—	(26)	205	205	(12)	—	(14)	(370)
Net cash provided by (used in) operating activities of discontinued operations	—	22,405	27,606	10,894	7,073	28,855	25,971	(16,087)

Net cash provided by (used in) operating activities	$27,297	$25,916	$31,660	$20,418	$21,495	$118,528	$88,304	$(80,844)

Significant transactions

ONEOK Energy acquisition

General

On September 16, 2005, Holdings II formed TXOK for the purpose of acquiring ONEOK Energy. Prior to the ONEOK Energy acquisition, we owned one share of common stock of TXOK and BP EXCO Holdings LP, an entity controlled by Mr. Boone Pickens, one of our directors, held all of the outstanding shares of TXOK preferred stock. On September 27, 2005, TXOK completed the ONEOK Energy acquisition for an aggregate purchase price of approximately $642.9 million, or $634.8 million after contractual adjustments. Effective upon closing, ONEOK Energy Resources Company and ONEOK Energy Resources Holdings, L.L.C. became wholly-owned subsidiaries of TXOK. We purchased an additional $20.0 million of common stock of TXOK on October 7, 2005, which investment currently represents an 11% equity interest and a 10% voting interest in TXOK. The TXOK preferred stock held by BP EXCO Holdings LP represents the remaining 89% equity interest and 90% voting interest of TXOK. Upon redemption of the TXOK preferred stock immediately after the completion of this offering, TXOK will become our wholly-owned subsidiary. For a discussion of the redemption terms see "Interim financing arrangements—TXOK preferred stock—Redemption."

The properties acquired in the ONEOK Energy acquisition include 1,041 gross (445.1 net) producing oil and natural gas wells in Texas and Oklahoma. ONEOK Energy has Proved Reserves, estimated as of July 31, 2005, of approximately 223.3 Bcfe of oil and natural gas, and 151 miles of natural gas gathering lines. The acquired properties produced an average of 905 Bbls of oil per day and 47.7 Mmcf of natural gas per day during September 2005.

TXOK funded the ONEOK Energy acquisition with (i) $20.0 million in private debt financing, $15.0 million of which was provided by Mr. Boone Pickens, one of our directors; (ii) the issuance of $150.0 million of TXOK preferred stock to BP EXCO Holdings LP, an entity controlled by Mr. Pickens; (iii) the TXOK credit facility, with an initial borrowing base of $325.0 million, of which approximately $308.8 million was drawn at the closing of the ONEOK Energy acquisition; and (iv) the TXOK second lien term loan facility of $200.0 million. We funded the repayment of the $20.0 million in private debt financing with our purchase of additional shares of Class B common stock of TXOK on October 7, 2005. Neither EXCO Holdings nor EXCO Resources is an obligor or guarantor with respect to these financings; however, EXCO Holdings has pledged its stock in TXOK as collateral security for payment of the TXOK credit facility and the TXOK term loan. See "Interim financing arrangements" for a description of the credit facilities and the TXOK preferred stock.

Commodity price risk management contracts related to the ONEOK Energy acquisition

As a result of the ONEOK Energy acquisition and in accordance with the terms of the TXOK credit facility, TXOK entered into additional commodity price risk management contracts for the next five years.

As of September 30, 2005, TXOK had contracts in place for the volumes and prices shown in the tables below:

	Swaps
(in thousands, except average contract prices)	NYMEX gas volume— Mmbtus	Weighted average contract price per Mmbtu	HSC gas volume— Mmbtus(1)	Weighted average contract price per Mmbtu(1)	PEPL gas volume— Mmbtus(2)	Weighted average contract price per Mmbtu(2)	Basis protection volume— Mmbtus	Weighted average differential to NYMEX	NYMEX oil volume— Bbls	Weighted average contract price per Bbl

Q4 2005	180	$13.29	1,220	$5.41	610	$6.10	—	$—	55	$44.47
2006	4,695	11.54	—	—	—	—	5,475	(0.32)	97	66.02
2007	8,160	9.75	—	—	—	—	—	—	168	64.20
2008	6,840	8.77	—	—	—	—	—	—	144	62.25
2009	5,880	7.95	—	—	—	—	—	—	120	60.80
2010	5,160	7.38	—	—	—	—	—	—	108	59.85

	Floors				Ceilings
(in thousands, except average contract prices)	Gas volume— Mmbtus	Weighted average contract price per Mmbtu	Oil volume— Bbls	Weighted average contract price per Bbl	Gas volume— Mmbtus	Weighted average contract price per Mmbtu	Oil volume— Bbls	Weighted average contract price per Bbl

2006	5,475	$6.15	108	$50.35	5,475	$10.00	108	$60.00

(1)
Gains and losses are calculated based on the difference between the weighted average contract price and the settlement price of the Houston Ship Channel index for the corresponding period multiplied by the corresponding volume.

(2)
Gains and losses are calculated based on the difference between the weighted average contract price and the settlement price of the Panhandle Pipeline index for the corresponding period multiplied by the corresponding volume.

2005 Equity Buyout

On October 3, 2005, Holdings II, an entity formed by our management, purchased 100% of the outstanding equity securities of EXCO Holdings for an aggregate price of approximately $699.3 million, resulting in a change of control and a new basis of accounting. To fund this purchase, Holdings II raised $350.0 million in interim debt financing, including $0.7 million for working capital, from a group of lenders and $183.1 million of equity financing from new institutional and other investors as well as stockholders of EXCO Holdings. In addition, current management and other stockholders of EXCO Holdings exchanged $166.9 million of their EXCO Holdings common stock for Holdings II common stock. EXCO Holdings' majority stockholder sold all of its EXCO Holdings common stock for cash. Promptly following the completion of the Equity Buyout, Holdings II merged with and into EXCO Holdings. As a result of the merger, each outstanding share of Holdings II common stock was cancelled and exchanged for one share of EXCO Holdings common stock and all shares of EXCO Holdings common stock held by Holdings II were cancelled. See "Related party transactions—Equity Buyout" for a discussion of the agreements we entered into in connection with the Equity Buyout.

The Equity Buyout constituted a change of control under the indenture governing our senior notes. As required by the indenture, we commenced an offer to purchase all $450.0 million of senior notes outstanding at 101% of the principal amount plus accrued and unpaid interest through the date of purchase (the change of control offer). The change of control offer expired on December 9, 2005 and $5.3 million in principal amount of senior notes were tendered, which was paid with available cash on hand, including the remaining net proceeds from the sale of Addison.

Following completion of the Equity Buyout, Stephen F. Smith became our Vice Chairman, President and Secretary and Harold L. Hickey became our Vice President and Chief Operating Officer. See "Management."

Merger of EXCO Holdings into EXCO Resources

Concurrently with the consummation of this offering, EXCO Holdings will merge with and into us. As a result, the stockholders of EXCO Holdings will become our shareholders and, after redemption of the TXOK preferred stock, TXOK will become our wholly-owned subsidiary.

Transactions in 2004 and 2005 (other than ONEOK Energy)

North Coast

North Coast acquisition.    On January 27, 2004, we acquired North Coast for a purchase price of $225.1 million, including the assumption of $57.1 million of North Coast's outstanding indebtedness. As a result, North Coast became one of our wholly-owned subsidiaries and continues to be an energy company focused on the acquisition, exploitation, development and production of natural gas reserves in the Appalachian Basin. The North Coast acquisition established a new core operating area for us in the Appalachian Basin, which positioned us to benefit from the attractive qualities of the basin and to capitalize on consolidation opportunities in the area. Since the time we acquired North Coast through September 30, 2005, North Coast has completed acquisitions for an aggregate net purchase price of $129.2 million, which added 78.4 Bcfe of Proved Reserves, estimated as of the effective date of acquisition.

Addison

Sale of Addison.    On February 10, 2005, we sold Addison, our former wholly-owned subsidiary through which all of our Canadian operations were conducted, for an aggregate purchase price of Cdn. $551.3 million ($443.3 million). Of this amount, Cdn. $90.1 million ($72.1 million) was used to repay in full all outstanding balances under Addison's credit facility, while Cdn. $56.2 million ($45.2 million) was withheld and was remitted to the Canadian government for estimated income taxes resulting from the sale of the stock.

Addison dividend.    Prior to the sale of Addison, on February 9, 2005, Addison made an earnings and profits dividend (as calculated under U.S. tax law) to us in an amount of Cdn. $74.5 million ($59.6 million). The dividend was subject to Canadian tax withholding of Cdn. $3.7 million ($3.0 million). See "Note 2. Significant transactions since January 1, 2005" of the notes to the consolidated financial statements for additional information.

Other transactions

Acquisitions.    During the year ended December 31, 2004, we completed six oil and natural gas property acquisitions in the United States, not including North Coast. Estimated total Proved Reserves net to our interest from these acquisitions included approximately 0.3 Mmbbls of oil and NGLs and 51.3 Bcf of natural gas, estimated as of the effective date of acquisition. The total purchase price for the acquisitions was approximately $88.4 million funded with borrowings under our credit agreement and from surplus cash.

During the nine months ended September 30, 2005, we completed seven oil and natural gas property acquisitions in the United States, not including the ONEOK Energy acquisition. Estimated total Proved Reserves net to our interest from these acquisitions included approximately 0.1 Mmbbls of oil and NGLs and 59.8 Bcf of natural gas, estimated as of the effective date of acquisition. The total purchase price for the acquisitions was approximately $102.3 million funded with borrowings under our credit agreement and from surplus cash.

Dispositions.    During the year ended December 31, 2004, we completed 21 sales of oil and natural gas properties in the United States. As of January 1, 2004, estimated total Proved Reserves, net to our interest from these properties included approximately 5.2 Mmbbls of oil and NGLs and 27.9 Bcf of natural gas. The total sales proceeds we received were approximately $51.9 million. During 2003, we recorded revenue of approximately $16.3 million and oil and natural gas production costs of $6.9 million on these properties. During the year ended December 31, 2004, we recorded revenue of approximately $12.1 million and oil and natural gas production costs of $4.6 million on these properties through the date of their respective dispositions.

During the nine months ended September 30, 2005, we completed seven sales of oil and natural gas properties in the United States. As of January 1, 2005, estimated total Proved Reserves net to our interest from these properties included approximately 0.3 Mmbbls of oil and NGLs and 18.4 Bcf of natural gas. The total sales proceeds we received were approximately $45.4 million. During 2004, we recorded revenue of approximately $6.2 million and oil and natural gas production costs of $0.9 million on these properties. During the nine months ended September 30, 2005, we recorded revenues of approximately $3.7 million and oil and natural gas production costs of $1.2 million on these properties through the date of their respective dispositions.

Unaudited pro forma financial data

The following unaudited pro forma condensed consolidated balance sheet as of September 30, 2005 is based upon Holdings II's, EXCO Holdings' and TXOK's unaudited historical consolidated balance sheets as of September 30, 2005 and gives effect to the following events as if each had occurred on September 30, 2005:

The Equity Buyout—On August 12, 2005 Holdings II was formed to acquire all of the outstanding equity of EXCO Holdings. Following the completion of the acquisition of EXCO Holdings on October 3, 2005, Holdings II was merged with and into EXCO Holdings. A portion of the purchase price was funded with borrowings under a $350.0 million interim bank loan. The acquisition by Holdings II of EXCO Holdings was accounted for as a purchase transaction in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations," or SFAS No. 141. The aggregate purchase price was allocated to the acquired assets and liabilities based upon their respective estimated fair market values at the date of the acquisition. For tax reporting purposes, we will receive carry over tax basis.

In connection with the change of control, we were required to offer to our current senior note holders the option to put their senior notes to us at 101% of the aggregate principal amount plus accrued interest. The expiration date was December 9, 2005. As a result of the change of control tender offer, we repurchased $5.3 million principal amount of the senior notes at 101% resulting in a reduction of the book value of the senior notes to $462.5 million.

This offering—Concurrently with the completion of this offering, EXCO Holdings will merge with and into EXCO Resources. This merger will be accounted for as a transaction between entities under common control and hence the historical basis of the combined assets and liabilities are maintained. For purposes of the pro forma financial statements, we have assumed that we will issue 50,000,000 shares of our common stock at an aggregate offering price of $600.0 million, that we will pay an underwriters' fee of 5% of the proceeds and that we will pay $3.7 million in expenses in connection with the offering. There are additional shares that can be issued at the discretion of the underwriters pursuant to an over-allotment option that have not been considered in the preparation of the pro forma financial statements. Additional shares may be issued in lieu of cash upon the redemption of the TXOK preferred stock. See note (o) to the unaudited pro forma condensed consolidated balance sheet as of September 30, 2005 for information concerning the possible issuance of these shares.

The repayment of the interim bank loan—We will repay borrowings incurred in connection with the Equity Buyout under our interim bank loan of $350.0 million plus accrued interest.

The redemption of the TXOK preferred stock—TXOK was formed by Holdings II and initially capitalized with a $1,000 investment. TXOK issued preferred voting stock to BP EXCO Holdings LP concurrent with TXOK's acquisition of ONEOK Energy. On October 7, 2005, we made a $20.0 million purchase of TXOK Class B common stock that currently represents an 11% equity interest in TXOK with the aforementioned preferred stock representing the remaining 89% equity interest. We intend to fund the redemption of the TXOK preferred stock with a portion of the net proceeds of this offering upon consummation of this offering whereupon we will own all of the equity interest in TXOK. This redemption will be treated as a purchase transaction under SFAS No. 141. In connection with the redemption, we will also fund the repayment of a portion of the TXOK credit facility and all of the TXOK term loan plus accrued interest. The pro forma financial statements reflect the acquisition of ONEOK Energy by TXOK and the acquisition and consolidation of TXOK by us through the planned redemption of the TXOK preferred stock.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004 has been derived from EXCO Holdings' audited historical consolidated statement of operations for the year ended December 31, 2004, the unaudited historical consolidated statement of operations of North Coast for the 26 day period ended January 26, 2004 prior to its acquisition on January 27, 2004, and the audited historical consolidated statement of operations for ONEOK Energy as predecessor to TXOK for the year ended December 31, 2004. The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2005 has been derived from EXCO Holdings' unaudited historical consolidated statement of operations for the nine months ended September 30, 2005, the unaudited historical consolidated statement of operations for ONEOK Energy as predecessor to TXOK for the 269 day period ended September 26, 2005, and the unaudited historical consolidated statement of operations for TXOK for the period from September 16, 2005 (date of inception) to September 30, 2005. The pro forma statements of operations give effect to the North Coast acquisition, the Equity Buyout, this offering, the ONEOK Energy acquisition where on September 27, 2005 TXOK purchased ONEOK Energy for $634.8 million after contractual adjustments, and the redemption of the TXOK preferred stock as if each occurred on January 1, 2004.

The pro forma financial statements are based on our preliminary determination of the values of the assets acquired or to be acquired and liabilities assumed or to be assumed in connection with the Equity Buyout and the redemption of the TXOK preferred stock. After we have finished our review of the valuation studies for the purchase price allocations for the Equity Buyout, we may make adjustments to our carrying values of acquired assets and liabilities assumed to reflect the final valuation information. In addition, the final allocations for the ONEOK Energy acquisition by TXOK are subject to working capital adjustments. Any adjustments will result in differences compared to those reflected in the unaudited pro forma condensed consolidated balance sheet. There can be no assurance that such differences will not be material.

In addition, the purchase allocation of the values of the assets to be acquired and the liabilities to be assumed in connection with the redemption of the TXOK preferred stock as of the date of redemption will be completed after the redemption occurs. For purposes of these pro formas, we have assumed that the fair values of the TXOK properties do not change from their values determined at the time of the ONEOK Energy acquisition. It is likely that the final purchase allocation will result in differences compared to the estimates included in the accompanying condensed consolidated pro forma balance sheet.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the accompanying notes to those financial statements. They should also be read in conjunction with EXCO Holdings' historical consolidated financial statements, the historical consolidated financial statements of ONEOK Energy, and the historical consolidated financial statements of TXOK as well as "Management's discussion and analysis of financial condition and results of operations" for EXCO Holdings. The pro forma information presented herein does not purport to be indicative of the financial position or results of operations that would have actually occurred had the North Coast acquisition, the Equity Buyout, this offering, the ONEOK Energy acquisition or the redemption of the TXOK preferred stock occurred on the dates indicated. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the North Coast acquisition, the Equity Buyout, this offering as contemplated, the ONEOK Energy acquisition and the redemption of TXOK preferred stock and that the pro forma adjustments give appropriate effect to those assumptions.

Non-recurring items excluded from the unaudited pro forma condensed consolidated statements of operations

During the fourth quarter of 2005, we will record the following stock based and other compensation expenses, none of which are reflected in the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2005 or for the year ended December 31, 2004:

  •
  A non-cash charge of approximately $44.1 million as a result of the acquisition by Holdings II of all of the shares of Class B common stock of EXCO Holdings held by certain members of our management and other employees. The offset to this expense will be to additional paid-in capital. The stockholder agreements governing the Class A and Class B common stock of EXCO Holdings provided that, upon the occurrence of certain specified events, including the change of control that occurred upon the Equity Buyout:

  •
  the holders of the Class A shares would receive the first $175.0 million of proceeds, and

  •
  the remaining proceeds in excess of the $175.0 million would be allocated on a pro-rata basis to the holders of the Class A shares and the Class B shares.

    For financial accounting purposes, the Class B shares were considered to be a "variable" plan since a holder of the shares had to be employed at the date of the change of control to receive fair value for the Class B shares. As a result, we did not recognize compensation expense prior to the consummation of the change of control event.

  •
  A charge of $17.8 million for payments made to holders of options to purchase Class A shares of EXCO Holdings less options held by the EXCO Holdings Employee Stock Participation Plan, or ESPP. This amount was paid to option holders at the time of the Equity Buyout by EXCO Holdings to purchase all stock options outstanding at that time. The amount represented the cumulative difference between the $5.1971277 per share proceeds for the Class A shares and the exercise price of the outstanding stock options times the number of stock options outstanding.

  •
  A charge of $8.3 million for payments made to our employees who were participants in the ESPP. This amount was paid by EXCO Holdings at the time of the Equity Buyout and was based upon shares of EXCO Holdings Class A and Class B common stock that were reserved, but unissued, for the ESPP. All employees on the date of the Equity Buyout who were not direct owners of EXCO Holdings Class A or Class B common stock received payments under the ESPP. For financial accounting purposes, the ESPP was considered to be a "variable" plan since, to be eligible, a recipient had to be employed at the date of the change of control to receive a payment. As a result, we did not recognize compensation expense prior to the consummation of the change of control event.

  •
  A charge of $2.6 million for accelerated payments made by EXCO Holdings to certain employees of EXCO Resources under the EXCO Holdings Employee Bonus Retention Plan, or the Retention Plan. The Retention Plan was accelerated, paid in full and terminated upon consummation of the Equity Buyout.

  •
  A non-cash charge of $3.0 million to $6.0 million, pending completion of our valuation analysis, as a result of the granting of options to purchase 4,979,575 shares of common stock of EXCO Holdings under the 2005 Long-Term Incentive Plan. The offset to this expense will be to shareholder's equity as additional paid-in capital. This non-cash charge is a result of Holdings II having adopted the provisions of SFAS 123(R) at the inception of Holdings II in August 2005.

EXCO Resources, Inc. unaudited pro forma
condensed consolidated balance sheet as of September 30, 2005

	Equity Buyout							Acquisition of TXOK
	Historical		Adjustments		As adjusted			Historical	Adjustments
(in thousands)	Holdings II(1)	EXCO Holdings	Adjustments for the Equity Buyout		EXCO Holdings after Equity Buyout	Adjustments for this offering		TXOK(j)	Adjustments for the TXOK acquisition		Pro Forma

Assets:
Current assets:
Cash and cash equivalents	$688	$236,371	$350,000 183,116 (9,018 (28,637 (478,837 (5,333	(a) (a) )(a) )(b) )(c) )(f)	$248,350	$566,292 (350,000	(g) )(h)	$18,698	$78,789 (20,000 (521,997 (132	(k) )(m) )(n) )(o)	$20,000
Other current assets	—	88,286	(268	)(d)	88,018	—		44,708	(650	)(t)	132,076

Total current assets	688	324,657	11,023		336,368	216,292		63,406	(463,990)		152,076

Oil and natural gas properties	—	522,527	388,242	(c)	910,769	—		608,635	548	(s)	1,519,952
Gas gathering assets and other equipment, net	—	30,733	2,513	(c)	33,246	—		19,468	—		52,714
Deferred tax asset	—	3,471	(3,471	)(c)	—	—		5,104	6,160 (11,264	(r) )(u)	—
Goodwill	—	19,984	210,534	(c)	230,518	—		18,865	15,871	(s)	265,254
Investment in TXOK	1	—	—		1	—		—	19,999 (20,000	(l) )(t)	—
Deferred debt issuance costs and other assets	522	9,147	9,018 (8,862	(a) )(c)	9,825	(9,500	)(i)	16,648	(16,648	)(p)	325

Total assets	$1,211	$910,519	$608,997		$1,520,727	$206,792		$732,126	$(469,324)		$1,990,321

Liabilities and Stockholders' Equity:
Current liabilities	$1,318	$135,303	$(268 (10,900	)(d) )(b)	$125,453	$—		$65,096	$(14,400 (650	)(q) )(t)	$175,499
Interim bank loan—current	—	—	350,000	(a)	350,000	(350,000	)(h)	—	—		—
Private debt financing of TXOK—current	—	—	—		—	—		20,000	(20,000	)(m)	—
Long-term debt	—	1	—		1	—		308,750	78,789 (171,750	(k) )(n)	215,790
7 1/4% senior notes due 2011	—	452,643	15,357 (5,491	(c) )(f)	462,509	—		—	—		462,509
TXOK term loan	—	—	—		—	—		200,000	(200,000	)(n)	—
Asset retirement obligations and other liabilities	—	13,909	1,020	(c)	14,929	—		5,912	1,700	(s)	22,541
Deferred tax liability	—	—	143,475 (3,471	(c) )(c)	140,004	—		—	(11,264	)(u)	128,740
Oil and natural gas derivatives	—	77,780	—		77,780	—		619	—		78,399

Total liabilities	1,318	679,636	489,722		1,170,676	(350,000)		600,377	(337,575)		1,083,478

TXOK preferred stock	—	—	—		—	—		150,247	(150,247	)(n)	—
Commitments and contingencies	—	—	—		—	—		—	—		—
Stockholders' equity (deficit)	(107)	230,883	183,116 (17,737 166,884 (213,146 158	(a) )(b) (c) )(e) (f)	350,051	566,292 (9,500	(g) )(i)	(18,498)	19,999 (132 (16,648 14,400 6,160 (20,000 14,719	(l) )(o) )(p) (q) (r) )(t) (v)	906,843

Total liabilities and stockholders' equity	$1,211	$910,519	$608,997		$1,520,727	$206,792		$732,126	$(469,324)		$1,990,321

(1)
Holdings II was incorporated on August 12, 2005 to be the acquirer of EXCO Holdings.

Notes to EXCO Resources, Inc. unaudited
pro forma condensed consolidated balance sheet
as of September 30, 2005

(a)   Represents the capital raised on October 3, 2005 to effect the Equity Buyout of $350.0 million from the interim bank loan, the issuance of Holdings II common stock for $183.1 million and the assumed payment of an estimated $9.0 million in deferred fees and expenses for the interim bank loan. An additional $0.5 million of deferred fees and expenses for the interim bank loan were incurred by Holdings II and are reflected in the unaudited historical consolidated balance sheet of Holdings II.

(b)   Represents $28.6 million of cash payments made and recognized as expense by EXCO Holdings, in connection with the consummation of the Equity Buyout, to our employees who were holders of stock options ($17.8 million), participants in the EXCO Holdings Employee Stock Participation Plan ($8.2 million) and to our employees who were participants in the EXCO Holdings Employee Bonus Retention Plan ($2.6 million). These expenses are offset by a resulting $10.9 million tax benefit. Additional non-cash compensation expense related to the Equity Buyout as a result of the acquisition by Holdings II of all the shares of Class B common stock of EXCO Holdings held by members of our management and other employees of $44.1 million is not reflected as there is no net effect on stockholders' equity.

(c)    Assumes the Equity Buyout had been consummated on September 30, 2005 for an acquisition cost of $906.0 million. The acquisition of EXCO Holdings will be accounted for as a purchase. The total estimated acquisition cost was calculated and allocated as follows:

(in thousands)
Acquisition cost:
Payments for shares	$478,837
Exchange of Holdings II shares for EXCO Holdings shares	166,884
Assumption of senior notes ($452,643 aggregate book value plus $15,357 premium to fair value)	468,000
Assumption of long-term debt	1
Less cash assumed of $236,371, less the payment of $28,637 of cash compensation related to the Equity Buyout	(207,734)

Total EXCO Holdings acquisition cost	$905,988

Allocation of acquisition cost:
Oil and natural gas properties—proved	$852,196
Oil and natural gas properties—unproved	58,573

Total oil and natural gas properties	910,769
Gas gathering assets and other equipment	33,246
Deferred tax asset ($3,471 reclassified to deferred tax liability)	—
Other assets, reflecting the reduction of deferred debt issuance costs of $8,862 to zero	285
Goodwill	230,518
Other current assets	88,286
Accounts payable and accrued expenses	(124,403)
Asset retirement obligations and other long-term liabilities	(14,929)
Oil and natural gas derivative liabilities	(77,780)
Deferred tax liability of $143,475 at an average marginal tax rate of 39.1%(1), net of $3,471 reclassification of EXCO Holdings' historical deferred tax asset	(140,004)

Total allocation	$905,988

(1)
Marginal tax rate includes federal income taxes at 35.0% plus a blended state tax rate of 4.1%.

The allocation of acquisition cost above has been estimated based on fair value information available as of September 30, 2005 and will be adjusted to reflect values at the acquisition date based upon the finished review of valuation studies. The historical carrying values of the assets and liabilities of EXCO Holdings were adjusted to reflect the allocation of acquisition cost as shown in the following table:

(in thousands)
Payments for shares	$478,837
Exchange of Holdings II shares for EXCO Holdings shares	166,884
Payments for cash compensation related to the Equity Buyout	28,637

Total Holdings II cash and shares paid for EXCO Holdings	674,358
Less total book value of net assets acquired	(230,883)

Excess acquisition cost over book value of net assets acquired	$443,475

Incremental changes to historical carrying amounts of assets acquired and liabilities assumed:
Oil and natural gas properties	$388,242
Gas gathering assets and other equipment	2,513
Goodwill	210,534
Income tax benefit from cash payments to settle options and bonuses	10,900
Senior notes	(15,357)
Deferred debt issuance costs	(8,862)
Asset retirement obligations and other long-term liabilities	(1,020)
Deferred tax liability	(143,475)

Total allocation	$443,475

(d)   Represents the elimination of intercompany amounts between Holdings II and EXCO.

(e)   Represents the elimination of EXCO Holdings' historical stockholders' equity including the effect discussed in note (b) above.

(f)    Represents the repurchase of $5.3 million principal amount of senior notes at 101% as a result of the change of control tender offer for $5.3 million, the reduction in the book value of the senior notes of $5.5 million, and the resulting gain of $0.2 million.

(g)   Assumes the issuance of shares of our common stock to the public at an aggregate offering price of $600.0 million with net proceeds of $566.3 million (after the estimated underwriters' fee of $30.0 million and expenses of $3.7 million).

(h)   Represents the use of a portion of the net proceeds discussed in note (g) above to repay the interim bank loan of $350.0 million.

(i)    Represents the reduction in the estimated deferred debt issuance costs of $9.5 million for the write-off of costs incurred related to the interim bank loan.

(j)    Represents historical information for TXOK as of September 30, 2005.

(k)   Reflects the assumed borrowings under our credit agreement of $78.8 million that, along with cash on hand and a portion of the proceeds of this offering, would be used to redeem the TXOK preferred stock, repay a portion of the TXOK credit facility and repay the TXOK term loan. In addition, $20.0 millon is assumed to be cash available for working capital.

(l)    Reflects EXCO Holdings' $20.0 million investment in TXOK Class B common stock and correspondingly the common stock issued by TXOK to EXCO Holdings, acquired on October 7, 2005, representing a 12% equity interest. These amounts are eliminated when TXOK is consolidated by EXCO Holdings in footnote (s).

(m)  Reflects the repayment of the TXOK private debt financing on October 7, 2005.

(n)   Represents the use of cash in connection with the TXOK purchase as shown in the following table:

(in thousands)
Redemption of the TXOK preferred stock including accrued and unpaid dividends	$150,247
Repayment of a portion of the TXOK credit facility	171,750
Repayment of the TXOK term loan	200,000

Total use of cash in connection with the TXOK acquisition before the redemption premium on the TXOK preferred stock	$521,997

(o)   Represents the redemption premium on the TXOK preferred stock at September 30, 2005. The terms of the TXOK preferred stock provide for the holder of the TXOK preferred stock to receive an overall 23% annualized rate of return. In addition to the payment of the initial purchase price plus accrued and unpaid dividends at 15%, the holder of the TXOK preferred stock, at the option of the holder, is to receive the redemption premium of either (1) the number of shares of our common stock calculated by taking the difference between a 23% rate of return less the cash dividend paid divided by the lesser of $12.00 or the offering price to the public for common stock sold in this offering, (2) additional cash dividends so that the total cash dividends paid will equal a 23% rate of return or (3) a combination of cash or our common stock. We have assumed that the redemption premium calculated as of September 30, 2005 of $0.1 million will be paid in cash.

(p)   Represents the write-off of deferred loan issuance costs associated with the acquisition of TXOK.

(q)   Represents the write-off of the embedded derivative liability related to the redemption premium on TXOK preferred stock.

(r)    Represents the deferred tax effect of note (p) above at a marginal tax rate of 37.0%.

(s)    Assumes the TXOK preferred stock had been redeemed on September 30, 2005. The redemption of the TXOK preferred stock will be accounted for as a purchase. The total estimated acquisition cost below includes the carry over basis of assets and liabilities from EXCO Holdings' acquisition of its 12% equity interest plus the estimated market value of the 88% interest acquired in the remaining assets acquired and liabilities assumed.

(in thousands)
Acquisition cost:
Redemption of TXOK preferred stock including accrued and unpaid dividends	$150,247
Redemption premium on TXOK preferred stock	132
Equity investment in TXOK	20,000
Assumption of the TXOK credit facility	308,750
Assumption of the TXOK term loan	200,000
Less cash assumed	(18,697)

Total TXOK acquisition cost	$660,432

Allocation of acquisition cost:
Oil and natural gas properties—proved	$550,130
Oil and natural gas properties—unproved	59,053

Total oil and natural gas properties	609,183
Gas gathering assets and other equipment	19,468
Deferred tax asset	11,264
Goodwill	34,736
Other current assets	44,708
Accounts payable and accrued expenses, net of embedded derivative liability related to the TXOK preferred stock	(50,696)
Asset retirement obligations and other long-term liabilities	(7,612)
Oil and natural gas derivative liabilities	(619)

Total allocation	$660,432

The historical carrying values of the assets and liabilities of TXOK were adjusted to reflect the allocation of acquisition cost as shown in the following table:

(in thousands)
Redemption of TXOK preferred stock including accrued and unpaid dividends	$150,247
Redemption premium on the TXOK preferred stock	132

Total cash paid for the redemption of the TXOK preferred stock	150,379
Less total book value of net assets acquired including the TXOK preferred stock of $150,247, the effects of the write-off of deferred debt issuance costs, net of tax, and the write-off of the embedded derivative liability related to the TXOK preferred stock	(135,660)

Excess cash paid over book value of net assets acquired	$14,719

Fair value adjustments to the carrying amounts of assets acquired and liabilities assumed in the purchase of TXOK:
Oil and natural gas properties	$548
Goodwill	15,871
Asset retirement obligations	(1,700)

Total allocation	$14,719

(t)    Represents the elimination of intercompany amounts between EXCO Holdings and TXOK of $0.7 million and the elimination of EXCO Holdings' $20.0 million investment in TXOK.

(u)   Represents the reclassification of the deferred tax asset resulting from the purchase price allocation in connection with the TXOK acquisition against EXCO Holding's pro forma deferred tax liability.

(v)   Represents the elimination of TXOK's stockholders' equity including the effects discussed in notes (o), (p), (q), and (r) above.

EXCO Resources, Inc. unaudited pro forma
condensed consolidated statement of operations for the nine months ended September 30, 2005

								Acquisition of ONEOK Energy
	Equity Buyout											Acquisition of TXOK
								Historical
	Historical		Adjustments		As adjusted					Adjustments		Adjustments		Pro Forma
								ONEOK Energy 269 day period January 1 to September 26, 2005
(in thousands, except per share amounts)	Holdings II	EXCO Holdings	Adjustment for the Equity Buyout(a)		EXCO Holdings after Equity Buyout(a)	Adjustment for this offering			TXOK from inception to September 30, 2005(1)	Adjustment for the ONEOK Energy acquisition		Adjustment for the TXOK acquisition		EXCO Resources

Revenues:
Oil and natural gas	$—	$131,469	$—		$131,469	$—		$89,587	$2,146	$—		$—		$223,202
Commodity price risk management activities	—	(177,253)	—		(177,253)	—		—	(361)	—	(g)	—		(177,614)
Other/interest income	6	7,047	—		7,053	—		3,936	85	—		—		11,074

Total revenues	6	(38,737)	—		(38,731)	—		93,523	1,870	—		—		56,662

Costs and expenses:
Oil and natural gas production	—	21,979	—		21,979	—		17,068	293	—		—		39,340
Depreciation, depletion and amortization	—	24,490	12,786	(b)	37,276	—		21,591	644	10,716 (200	(j) )(h)	3,685	(m)	73,712
Accretion of asset retirement obligations	—	612	—		612	—		310	5	—		—		927
General and administrative	2	15,669	—		15,671	—		7,051	96	—		—		22,818
Share-based compensation	24,967	—	—		24,967	—		—	—	—		—		24,967
Investment advisory fees	—	—	—		—	—		—	4,870	—		—		4,870
Interest	—	26,502	22,065	(c)	48,567	(26,178	)(e)	8,730	542	29,606 (8,730	(k) )(h)	(22,868	)(o)	29,669

Total costs and expenses	24,969	89,252	34,851		149,072	(26,178)		54,750	6,450	31,392		(19,183)		196,303

Income (loss) before taxes	(24,963)	(127,989)	(34,851)		(187,803)	26,178		38,773	(4,580)	(31,392)		19,183		(139,641)
Income tax expense (benefit)(A)	1	(54,010)	(13,281	)(d)	(67,290)	9,686	(f)	14,734	(728)	(15,262 3,380	)(l) (i)	8,461 (1,363	(p) )(n)	(48,382)

Net income (loss) before discontinued operations and cumulative effect of accounting change	$(24,964)	$(73,979)	$(21,570)		$(120,513)	$16,492		$24,039	$(3,852)	$(19,510)		$12,085		$(91,259)

Basic and diluted loss per common share														$(0.91)

Weighted average shares outstanding, basic and diluted														100,000 (q)
(1)
TXOK had no operations from its inception until the acquisition of ONEOK Energy on September 27, 2005.

Notes to EXCO Resources, Inc. unaudited
pro forma condensed consolidated statement of operations
for the nine months ended September 30, 2005

(A)  Marginal federal and state income tax rates differ depending on the state source and the mix of the taxable income (deduction). The following table indicates the approximate marginal rate applicable to federal and state rates by company:

Tax rate

Federal	35.0%
State:
EXCO excluding North Coast	2.0%
North Coast	6.0%
ONEOK Energy	2.9%
TXOK	2.9%

(a)   A change in control of EXCO Holdings occurred as a result of the Equity Buyout. Subsequent to this transaction, our financial statements will reflect a new basis of accounting.

(b)   Represents increased depreciation, depletion and amortization expense to give effect to the step up in basis of oil and natural gas properties associated with the Equity Buyout.

(c)    Represents the adjustment to historical interest expense and for interest expense on debt issued in connection with the Equity Buyout at rates assumed to be in effect during the period, as presented in the following table:

(in thousands)	Nine months ended September 30, 2005

Interest expense resulting from the $350,000 in borrowings under the interim bank loan at a fixed rate of 10.00%	$26,178
Additional amortization of the premium resulting from the fair value of the $450,000 aggregate face amount of the senior notes at the time of the Equity Buyout	(2,245)
Reduction in interest expense resulting from the repurchase of $5.3 million principal amount of senior notes	(291)
Reduction in amortization of the premium resulting from the repurchase of $5.3 million principal amount of senior notes	30
Elimination of historical amortization expense resulting from the write-off of historical deferred debt issuance costs as a result of purchase accounting for the Equity Buyout	(1,607)

Total pro forma interest expense adjustment	$22,065

(d)   Represents the federal and state income tax effect of the pro forma adjustments related to the Equity Buyout as discussed in notes (b) and (c) above at a marginal rate of approximately 38.1%.

(e)   Represents the reduction of pro forma interest expense of $26.2 million resulting from the assumed repayment of $350.0 million in borrowings at a fixed rate of 10.0% under the interim bank loan with a portion of the proceeds from this offering.

(f)    Represents the federal and state income tax effect of the pro forma adjustments to interest expense as discussed in note (e) above at a marginal tax rate of approximately 37.0%.

(g)   We do not account for derivative financial instruments using hedge accounting. The ONEOK Energy entities historically have accounted for derivative financial instruments using hedge accounting. The pro forma statements of operations reflect the historical accounting treatment by ONEOK Energy for all periods presented.

(h)   Represents reductions to the ONEOK Energy historical statement of operations to eliminate depreciation of $0.2 million on non-oil and natural gas assets not purchased and interest expense of $8.7 million on intercompany debt assumed by the seller.

(i)    Represents the federal and state income tax effect of the pro forma adjustments to depreciation, depletion and amortization and interest expense as discussed in note (h) above at a marginal tax rate of approximately 37.9%.

(j)    Represents increased depreciation, depletion and amortization expense related to the step up in basis of oil and natural gas properties associated with the purchase of ONEOK Energy by TXOK. During the nine months ended September 30, 2005, there were no exploration expenses for ONEOK Energy. Under the full cost method of accounting, any excess of total capitalized oil and natural gas property costs (net of related deferred income taxes and accumulated depreciation, depletion and amortization) over the sum of the estimated future net revenues from proved properties using current period-end prices discounted at 10%, adjusted for related income tax effects, and the lower of cost or fair value of unproved properties is charged to operations as an impairment expense. Under the successful efforts method of accounting, developed properties are assessed for impairment on an individual field basis by comparing the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. If there is an indication of impairment following this review, then additional analysis is required with the value of any impairment being charged to operations. During the periods indicated, impairment expense and impairment of developed properties were immaterial and accordingly did not generate any differences between the full cost and successful efforts methods of accounting. Although this pro forma statement of operations considers differences in depreciation, depletion and amortization expense between full cost and successful efforts methods, it does not consider what effect, if any, such differing accounting methods would have made in possible impairment and resulting basis of oil and natural gas properties.

(k)   Represents the adjustment for interest expense on debt issued in connection with the ONEOK Energy acquisition at rates assumed to be in effect during the period, as presented in the following table:

(in thousands)	Nine months ended September 30, 2005

Interest expense resulting from the $308,750 in borrowings under the TXOK credit facility at an average 30 day annualized LIBOR rate of 3.04% plus 2.75%, and 0.50% fee on unused borrowings	$13,449
Interest expense resulting from the $200,000 in borrowings under the TXOK term loan at an average 3 month annualized LIBOR rate of 3.07% plus 4.50%	11,334
Interest expense resulting from the $20,000 in borrowings under the TXOK private debt financing at a fixed rate of 14.94%	2,235
Amortization of deferred debt issuance costs of $16,648 related to the TXOK credit facility and the TXOK term loan—4 years	3,130
Less four days of reported historical interest	(542)

Total pro forma interest expense adjustment	$29,606

A 1/8% change in interest rates on our variable rate debt would change pro forma interest expense by $474 thousand.

(l)    Represents the federal and state income tax effect of the pro forma adjustments related to acquisition of ONEOK Energy by TXOK as discussed in notes (j) and (k) above at a marginal tax rate of approximately 37.9%.

(m)  Represents the additional depreciation, depletion and amortization expense of $3.7 million related to the addition to our full-cost pool of the oil and natural gas properties acquired in the TXOK acquisition.

(n)   Represents the federal and state income tax effect of the pro forma adjustments to depreciation, depletion and amortization expense as discussed in note (m) above at a marginal tax rate of approximately 37.0%.

(o)   Represents the adjustment to pro forma interest expense on debt to be retired with a portion of the proceeds from this offering, together with cash on hand and additional borrowings under our credit agreement, as presented in the following table:

(in thousands)	Nine months ended September 30, 2005

Interest expense resulting from additional borrowings of $78,789 under our credit agreement upon completion of this offering at an average 30 day annualized LIBOR rate of 3.04% plus 1.50%, and 0.375% fee on unused borrowings	$2,490
Reduction in interest expense resulting from the assumed repayment of borrowings under the TXOK credit facility of $171,750	(8,659)
Reduction in interest expense resulting from the assumed repayment of $200,000 in borrowings under the TXOK term loan	(11,334)
Reduction in interest expense resulting from the assumed repayment of $20,000 in borrowings under the TXOK private debt financing	(2,235)
Reduction as a result of eliminating the amortization of deferred debt issuance costs incurred for the TXOK credit facility and the TXOK term loan	(3,130)

Total pro forma interest expense adjustment	$(22,868)

A 1/8% change in interest rates on our variable rate debt would change pro forma interest expense by $159 thousand.

(p)   Represents the federal and state income tax effect of the pro forma adjustment to interest expense as discussed in note (o) above at a marginal tax rate of approximately 37.0%.

(q)   Weighted average shares outstanding represent:

Holdings II shares outstanding at its formation on August 12, 2005	3,333,330
Shares issued in connection with the Equity Buyout	46,666,670
Shares issued in this offering	50,000,000

Total weighted average shares outstanding	100,000,000

We have granted options to purchase 4,979,575 shares of our common stock to our officers, employees and directors. These options are anti-dilutive for purposes of calculation of pro forma weighted average shares outstanding.

EXCO Resources, Inc. unaudited pro forma
condensed consolidated statement of operations for the year ended December 31, 2004

			Acquisition of North Coast				Equity Buyout					Acquisition of ONEOK Energy					Acquisition of TXOK
	Historical	Historical	Historical	Adjustments			Adjustments			Adjustments		Historical	Adjustments		Adjustments
	Holdings II	EXCO Holdings							As adjusted			ONEOK Energy
			North Coast			As adjusted											Pro Forma
	Year ended December 31, 2004	Year ended December 31, 2004		Adjustments for the North Coast transactions			Adjustment for the Equity Buyout Transaction(g)		EXCO Holdings after Equity Buyout			Year ended December 31, 2004			Adjustment for the TXOK acquisition
(in thousands, except per share amounts)			26 day period January 1 to January 26, 2004			EXCO Holdings				Adjustments for this offering			Adjustment for the ONEOK Energy acquisition				EXCO Resources

Revenues:
Oil and natural gas	$—	$141,993	$6,540	$—		$148,533	$—		$148,533	$—		$97,833	$—		$—		$246,366
Commodity price risk management activities	—	(50,343)	—	—		(50,343)	—		(50,343)	—		—	—	(m)	—		(50,343)
Other/interest income	—	1,184	170	—		1,354	—		1,354	—		4,976	—		—		6,330

Total revenues	—	92,834	6,710	—		99,544	—		99,544	—		102,809	—		—		202,353

Costs and expenses:
Oil and natural gas production	—	28,256	769	—		29,025	—		29,025	—		19,079	—		—		48,104
Exploration expense	—	—	200	(200	)(a)	—	—		—	—		—	—		—		—
Depreciation, depletion and amortization	—	28,519	851	440	(b)	29,810	22,110	(h)	51,920	—		25,719	18,396 (306	(p) )(n)	5,221	(s)	100,950
Accretion of asset retirement obligations	—	800	—	34	(c)	834	—		834	—		364	—		—		1,198
General and administrative	—	15,466	12,659	(11,894	)(d)	16,231	—		16,231	—		10,114	—		—		26,345
Interest	—	34,570	186	970	(e)	35,726	36,132	(i)	71,858	(43,750	)(k)	9,163	32,151 (9,163	(q) )(n)	(25,931	)(u)	34,328

Total costs and expenses	—	107,611	14,665	(10,650)		111,626	58,242		169,868	(43,750)		64,439	41,078		(20,710)		210,925

Income (loss) before taxes	—	(14,777)	(7,955)	10,650		(12,082)	(58,242)		(70,324)	43,750		38,370	(41,078)		20,710		(8,572)
Income tax expense (benefit)(A)	—	5,126	(123)	1,123	(f)	6,126	(22,080	)(j)	(15,954)	16,188	(l)	14,727	3,584 (19,132	(o) )(r)	(1,932 9,595	)(t) (v)	7,076

Net income (loss) before discontinued operations and cumulative effect of accounting change	$—	$(19,903)	$(7,832)	$9,527		$(18,208)	$(36,162)		$(54,370)	$27,562		$23,643	$(25,530)		$13,047		$(15,648)

Basic and diluted loss per common share																	$(0.16)

Weighted average shares outstanding, basic and diluted																	100,000 (w)

Notes to EXCO Resources, Inc. unaudited
pro forma condensed consolidated statement of operations
for the year ended December 31, 2004

(A)  Marginal federal and state income tax rates differ depending on the state source and the mix of the taxable income (deduction). The following table indicates the approximate marginal rate applicable to federal and state rates by company:

Tax rate

Federal	35.0%
State:
EXCO excluding North Coast	2.0%
North Coast	6.0%
ONEOK Energy	2.9%
TXOK	2.9%

(a)   Represents the adjustment to capitalize exploration expense as required under the full-cost method of accounting employed by us. There were no significant differences between amounts determined using the successful efforts method employed by North Coast and the full cost method employed by us. Refer to footnote (s) for a further discussion of the differences between the full cost and successful efforts methods of accounting.

(b)   Represents increased depreciation, depletion and amortization expense relating to the step up in basis of oil and natural gas properties associated with the allocation of acquisition cost for the North Coast acquisition as if it occurred on January 1, 2004.

(c)    Represents additional accretion charges resulting from the revaluation of fair value based upon our management's assessment of certain factors as they relate to North Coast's asset retirement obligation.

(d)   Represents transaction costs incurred by North Coast and expensed during the 26 day period from January 1 to January 26, 2004 primarily related to investment banking fees, employee bonus and severance payments and other costs incurred in connection with the acquisition of North Coast by us. These costs are not deductible for federal or state income tax purposes.

(e)   We issued senior notes on January 20, 2004, the proceeds of which went to fund the North Coast acquisition and repay the then outstanding debt under our credit facilities and senior term loan. The adjustment represents the net interest expense that would have resulted had the $350.0 million of senior notes been issued on January 1, 2004 net of the reduction in interest expense for the repayment of outstanding debt under our credit facilities and the senior term loan.

(f)    Represents the adjustment to North Coast's historical income tax benefit that reflects the pro forma income tax attributable to changes in pro forma income.

(g)   A change in control of EXCO Holdings occurred as a result of the Equity Buyout. Subsequent to this transaction, our financial statements will reflect a new basis in accounting.

(h)   Represents increased depreciation, depletion and amortization expense relating to the step up in basis of oil and natural gas properties associated with the purchase price allocation for the Equity Buyout.

(i)    Represents the adjustment to historical interest expense and for interest expense on debt issued in connection with the Equity Buyout at rates assumed to be in effect during the period, as presented in the following table:

(in thousands)	Year ended December 31, 2004

Interest expense resulting from the issuance of $350,000 in borrowings under the interim bank loan at a fixed rate of 10.00%	$35,000
Amortization of commitment fee paid in connection with the issuance of the interim bank loan—9 months	2,625
Amortization of takedown fee paid in connection with the issuance of the interim bank loan—9 months	6,125
Additional amortization of the premium resulting from the fair value of the $450,000 aggregate face amount of the senior notes at the time of the Equity Buyout	(3,132)
Reduction in interest expense resulting from the repurchase of $5.3 million principal amount of senior notes	(356)
Reduction in amortization of the premium resulting from the repurchase of $5.3 million principal amount of senior notes	40
Elimination of historical amortization expense resulting from the write-off of historical deferred debt issuance costs as a result of purchase accounting for the Equity Buyout	(4,170)

Total pro forma interest expense adjustment	$36,132

(j)    Represents the federal and state income tax effect of the pro forma adjustments related to the Equity Buyout as discussed in notes (h) and (i) above at a marginal tax rate of approximately 37.9%.

(k)   Represents the reduction of pro forma interest expense resulting from the assumed repayment of $350.0 million in borrowings under the interim bank loan with a portion of the proceeds from this offering, as presented in the following table:

(in thousands)	Year ended December 31, 2004

Reduction of interest expense resulting from the assumed repayment of $350,000 in borrowings under the interim bank loan	(35,000)
Reduction as a result of eliminating the expensing of the commitment fee paid in connection with the issuance of the interim bank loan	(2,625)
Reduction as a result of eliminating the expensing of the takedown fee paid in connection with the issuance of the interim bank loan	(6,125)

Total pro forma interest expense adjustment	$(43,750)

(l)    Represents the federal and state income tax effect of the pro forma adjustments to interest expense as discussed in note (k) above at a marginal tax rate of approximately 37.0%.

(m)  We do not account for derivative financial instruments using hedge accounting. The ONEOK Energy entities historically have accounted for derivative financial instruments using hedge accounting. The pro forma statements of operations reflect the historical accounting treatment by ONEOK Energy for all periods presented.

(n)   Represents adjustments to the ONEOK Energy historical statement of operations to eliminate depreciation of $0.3 million on non-oil and natural gas assets not purchased and interest expense of $9.2 million on intercompany debt assumed by the seller.

(o)   Represents the federal and state income tax effect of the pro forma adjustments to depreciation, depletion and amortization and interest expense as discussed in note (n) above at a marginal tax rate of approximately 37.9%.

(p)   Represents increased depreciation, depletion and amortization expense related to the step up in basis of oil and natural gas properties associated with the purchase of ONEOK Energy by TXOK.

(q)   Represents the adjustment for interest expense on debt issued in connection with the ONEOK Energy acquisition at rates assumed to be in effect during the period, as presented in the following table:

(in thousands)	Year ended December 31, 2004

Interest expense resulting from the $308,750 in borrowings under the TXOK credit facility at an average 30 day annualized LIBOR rate of 1.45% plus 2.75%, and 0.50% fee on unused borrowings	$13,041
Interest expense resulting from the $200,000 in borrowings under the TXOK term loan at an average 3 month annualized LIBOR rate of 1.47% plus 4.50%	11,949
Interest expense resulting from the $20,000 in borrowings under the TXOK private debt financing at a fixed rate of 14.94%	2,988
Amortization of deferred debt issuance costs of $16,648 related to the TXOK credit facility and the TXOK term loan—4 years	4,173

Total pro forma interest expense adjustment	$32,151

A 1/8% change in interest rates on our variable rate debt would change pro forma interest expense by $636 thousand.

(r)    Represents the federal and state income tax effect of the pro forma adjustments related to the acquisition of ONEOK Energy by TXOK as discussed in notes (p) and (q) above at a marginal tax rate of approximately 37.9%.

(s)    Represents the additional depreciation, depletion and amortization expense of $5.2 million related to the addition to our full-cost pool of the oil and natural gas properties acquired in the TXOK acquisition. Under the full cost method of accounting, any excess of total capitalized oil and natural gas property costs (net of related deferred income taxes and accumulated depreciation, depletion and amortization) over the sum of the estimated future net revenues from proved properties using current period-end prices discounted at 10%, adjusted for related income tax effects, and the lower of cost or fair value of unproved properties is charged to operations as an impairment expense. Under the successful efforts method of accounting, developed properties are assessed for impairment on an individual field basis by comparing the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. If there is an indication of impairment following this review, then additional analysis is required with the value of any impairment being charged to operations. During the periods indicated, impairment expense and impairment of developed properties were immaterial and accordingly did not generate any differences between the full cost and successful efforts methods of accounting. Although this pro forma statement of operations considers differences in depreciation, depletion and amortization expense between full cost and successful efforts methods, it does not consider what effect, if any, such differing accounting methods would have made in possible impairment and resulting basis of oil and natural gas properties.

(t)    Represents the federal and state income tax effect of the pro forma adjustments to depreciation, depletion and amortization expense as discussed in note (s) above at a marginal tax rate of approximately 37.0%.

(u)   Represents the adjustment to pro forma interest expense on additional borrowings under our credit agreement and debt to be retired with a portion of the proceeds from this offering, together with such borrowings and cash on hand, as presented in the following table:

(in thousands)	Year ended December 31, 2004

Interest expense resulting from additional borrowings of $78,789 under our credit agreement upon completion of this offering	$2,006
Reduction in interest expense resulting from the assumed repayment of borrowings under the TXOK credit facility of $171,750	(8,827)
Reduction in interest expense resulting from the assumed paydown of $200,000 in borrowings under the TXOK term loan	(11,949)
Reduction in interest expense resulting from the assumed repayment of $20,000 in borrowings under the TXOK private debt financing	(2,988)
Reduction as a result of eliminating the amortization of deferred debt issuance costs incurred for the TXOK credit facility and TXOK term loan	(4,173)

Total pro forma interest expense adjustment	$(25,931)

A 1/8% change in interest rates on our variable rate debt would change pro forma interest expense by $212 thousand.

(v)   Represents the federal and state income tax effect of the pro forma adjustment to interest expense as discussed in note (u) above at a marginal tax rate of approximately 37.0%.

(w)  Weighted average shares outstanding represent:

Holdings II shares outstanding at its formation on August 12, 2005	3,333,330
Shares issued in connection with the Equity Buyout	46,666,670
Shares issued in this offering	50,000,000

Total weighted average shares outstanding	100,000,000

We have granted options to purchase 4,979,575 shares of our common stock to our officers, employees and directors. These options are anti-dilutive for purposes of calculation of pro forma weighted average shares outstanding.

 Management's discussion and analysis of financial
condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk factors" and elsewhere in this prospectus.

Overview

We are an independent oil and natural gas company engaged in the acquisition, development and exploitation of onshore North American oil and natural gas properties. We expect to continue to grow by leveraging our management team's experience, exploiting our multi-year inventory of development drilling locations and exploitation projects, and selectively pursuing acquisitions that meet our strategic and financial objectives. We employ the use of debt along with a comprehensive commodity price risk management program to support our acquisition strategy. This approach enhances our ability to execute our business plan over the entire commodity price cycle, protect our returns on investment, and manage our capital structure. For the three year period ended December 31, 2004, we spent in excess of $342.2 million on property and corporate acquisitions, excluding acquisitions in Canada. We spent an additional $103.3 million on property and lease acquisitions during the first nine months of 2005.

As oil and natural gas prices have increased, we have seen an increase in demand for drilling rigs, field supplies and other related field services. This has resulted in increases in the costs of these goods and services and some difficulty in timely scheduling of drilling rigs and other field services required to perform operations on our properties. To date, however, we have not encountered any significant operational problems or delays as a result of the difficulty in scheduling these services. Also, the higher sales prices for oil and natural gas have more than offset the higher field costs. Given the inherent volatility of oil and natural gas prices, we plan our activities and budget based on conservative sales price assumptions, which are generally lower than the average sales prices currently being received, as well as conservative assumptions as to expected oil and natural gas production volumes. We have budgeted approximately $159.1 million in 2006 for our drilling, exploitation and operational expenditures. We have also budgeted approximately $7.0 million in 2006 for our additional acquisition-related expenditures and approximately $1.6 million for information technology expenditures. Our future earnings and cash flows are dependent upon our ability to manage our overall cost structure to a level that allows for profitable production.

Like all oil and natural gas production companies, we face the challenge of natural production declines. Oil and natural gas production from a given well naturally decreases over time. We attempt to overcome this natural decline by drilling to develop and identify additional reserves and by acquisitions. Our future growth will depend upon our ability to continue to add oil and natural gas reserves in excess of production at a reasonable cost. We will maintain our focus on the costs of adding reserves through drilling and acquisitions as well as the costs necessary to produce such reserves.

We also face the challenge of financing future acquisitions. We plan to use the proceeds of this offering, together with cash and additional borrowings under our credit agreement, to repay the $350.0 million interim bank loan plus accrued interest, $171.8 million of borrowings under the TXOK credit facility plus accrued interest and $200.0 million of borrowings under the TXOK term loan plus accrued interest, as well as to redeem the TXOK preferred stock plus accumulated and unpaid dividends and redemption premium. At that point, we believe we will have adequate unused borrowing capacity under our credit agreement, in addition to cash flow from operations, to fund capital development and working capital needs for the next 12 months. Funding for future acquisitions may require additional sources of financing, which may not be available.

On July 29, 2003, we completed a "going private" transaction that resulted in all of our outstanding common stock being acquired by EXCO Holdings, a holding company owned by certain members of our management and several institutional and other investors. This transaction resulted in a change in the valuation of our assets.

On January 27, 2004, we acquired all of the outstanding common stock, options and warrants of North Coast for a purchase price of approximately $225.1 million, including the assumption of $57.1 million of North Coast's outstanding indebtedness. As a result, North Coast became one of our wholly-owned subsidiaries and continues to be an energy company focused on the acquisition, exploitation, development and production of natural gas reserves in the Appalachian Basin. The North Coast acquisition established a new core operating area for us in the Appalachian Basin, which positioned us to benefit from the attractive qualities of the basin and to capitalize on consolidation opportunities in the area.

On February 10, 2005, 1143928 Alberta Ltd., a wholly-owned subsidiary of NAL Oil & Gas Trust, purchased all of the issued and outstanding shares of common stock of Addison and two intercompany notes that Addison owed to one of our subsidiaries, Taurus Acquisition, Inc. (now known as ROJO Pipeline, Inc., or ROJO). The aggregate purchase price was Cdn. $551.3 million ($443.3 million) after adjustments as specified in the purchase agreement.

On September 27, 2005, TXOK acquired all of the issued and outstanding equity interests of ONEOK Energy for a purchase price of $634.8 million after contractual adjustments. The ONEOK Energy acquisition will be accounted for using the purchase method of accounting in accordance with SFAS No. 141 "Accounting for Business Combinations." The ONEOK Energy acquisition will significantly increase our multi-year inventory of development drilling locations and exploitation projects, and strengthen our position in the East Texas and Mid-Continent areas. EXCO Holdings has a $20.0 million equity investment in TXOK. While the TXOK preferred stock is outstanding, our investment represents 10% of the voting power of TXOK. Upon redemption of the TXOK preferred stock immediately after the completion of this offering, TXOK will become our wholly-owned subsidiary.

On August 12, 2005, our management formed a new entity, Holdings II, to consummate a purchase of all of the shares of capital stock of EXCO Holdings, our parent company at that time. On October 3, 2005, Holdings II purchased 100% of the outstanding equity of EXCO Holdings for an aggregate purchase price of approximately $699.3 million, which resulted in a change of control at EXCO Holdings and a change in its board of directors. To fund this purchase, Holdings II incurred $350.0 million in indebtedness, including $0.7 million for working capital, under an interim bank loan and raised $183.1 million of equity financing from institutional and other investors. Current management and other stockholders of EXCO Holdings, who had an option to take cash or equity in Holdings II, exchanged EXCO Holdings capital stock for $166.9 million of Holdings II common stock. Promptly following the completion of these transactions, Holdings II merged with and into EXCO Holdings. See "Significant transactions—2005 Equity Buyout" for additional information.

Concurrently with the consummation of this offering, EXCO Holdings will merge with and into us. As a result, the stockholders of EXCO Holdings will become our shareholders and, after redemption of the TXOK preferred stock, TXOK will become our wholly-owned subsidiary.

Critical accounting policies

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we have identified the most critical accounting principles used in the preparation of our consolidated financial statements. We determined the critical principles by considering accounting policies that involve the most complex or subjective decisions or assessments. We identified our most critical accounting policies to be those related to our Proved Reserves, derivatives accounting, functional currency assessment, deferred tax asset valuations, our choice of accounting method for oil and natural gas properties, goodwill, asset retirement obligations and income taxes.

We prepared our consolidated financial statements for inclusion in this report in accordance with accounting principles that are generally accepted in the United States, or GAAP. GAAP represents a comprehensive set of accounting and disclosure rules and requirements, and applying these rules and requirements requires management judgments and estimates including, in certain circumstances, choices between acceptable GAAP alternatives. Effective July 29, 2003, in connection with our going private transaction, we discontinued hedge accounting for derivative financial instruments. See "—Accounting for derivatives" for a discussion of this change. The following is a discussion of our most critical accounting policies, judgments and uncertainties that are inherent in our application of GAAP.

Estimates of Proved Reserves

The Proved Reserves data included in this prospectus was prepared in accordance with SEC guidelines. The accuracy of a reserve estimate is a function of:

  •
  the quality and quantity of available data;

  •
  the interpretation of that data;

  •
  the accuracy of various mandated economic assumptions; and

  •
  the judgment of the persons preparing the estimate.

Because these estimates depend on many assumptions, all of which may substantially differ from actual results, reserve estimates may be different from the quantities of oil and natural gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify material revisions to the estimate.

You should not assume that the present value of future net cash flows is the current market value of our estimated Proved Reserves. In accordance with SEC requirements, we based the estimated discounted future net cash flows from Proved Reserves on prices and costs on the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Further, a discount rate of 10% may not be an accurate assumption of future interest rates.

Proved Reserves materially impact depletion expense. If the Proved Reserves decline, then the rate at which we record depletion expense increases, reducing net income. A decline in the estimate of Proved Reserves may result from lower market prices, and a decline may make it uneconomical to drill or produce from higher cost fields. In addition, a decline in Proved Reserves may impact the outcome of our assessment of our oil and natural gas properties for impairment.

For a complete definition of Proved Reserves, see "Glossary of selected oil and natural gas terms."

Accounting for derivatives

We engage in commodity price risk management activities to protect against commodity price fluctuations and in connection with the incurrence of debt related to our acquisition activities. Our objective in entering into these commodity price risk management transactions is to manage price fluctuations and achieve a more predictable cash flow to fund our development and acquisition activities. These derivatives are not held for trading purposes.

Prior to our going private transaction, when we entered into hedging transactions, we formally documented all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking various hedge transactions. The process included linking all derivatives that were designated as cash flow hedges to forecasted transactions. We also formally assessed, both at the hedge's inception and on an ongoing basis, whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in cash flows of hedged items. When it was determined that a derivative was not highly effective as a hedge or that it ceased to be a highly effective hedge, we discontinued hedge accounting prospectively. Under hedge accounting, changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings and the ineffective portion of any change in fair value of a derivative designated as a hedge is immediately recognized in earnings.

Effective July 29, 2003, in connection with our going private transaction, we discontinued hedge accounting for all existing derivatives. Currently, we do not designate derivative transactions as hedges for financial accounting purposes; accordingly, changes in the fair value of derivative financial instruments are recognized currently in our statement of operations. We do continue to designate derivative financial instruments as hedges for income tax purposes.

Assessments of functional currencies

We determine the functional currencies of our subsidiaries by assessing the currency of the economic environment in which a subsidiary primarily realizes and expends its operating revenues, costs and expenses. We determined that the Canadian dollar was the functional currency of our international operations in Canada.

Effective April 13, 2004, Addison entered into a long-term note agreement with ROJO in the amount of $98.8 million. Addison used the proceeds of this borrowing to repay virtually all of its outstanding indebtedness under its Canadian credit agreement in April 2004. The indebtedness, which was repayable in U.S. dollars, was repaid in full on February 10, 2005 upon the sale of Addison. Under the provisions of SFAS No. 52 "Foreign Currency Translation," Addison was required to recognize a foreign currency transaction gain or loss when translating this liability from U.S. dollars to Canadian dollars currently in its statement of operations. Gain or loss recognized by Addison was not eliminated when preparing EXCO's consolidated statement of operations.

By disposing of Addison in February 2005, we no longer have operations in Canada. As a result, we do not anticipate that our assessment of functional currencies will have a significant impact on our results of operations and our financial position going forward.

Deferred tax asset valuations

We periodically assess the probability of recovering recorded deferred tax assets based on our assessment of future earnings outlooks by tax jurisdiction. These estimates are inherently imprecise because we make many assumptions in the assessment process. For the year ended December 31, 2002 (predecessor basis), our net deferred tax asset in the U.S. of $3.5 million was fully reserved due to the uncertainty of the realization of such benefits. Effective with the going private transaction, as of July 29, 2003, EXCO Holdings was in a deferred tax liability position in the U.S. due to the step-up in basis for book purposes related to purchase accounting and the carryover of tax basis. Accordingly, no valuation allowance relating to the deferred tax asset was recognized in the purchase price allocation at July 29, 2003, at December 31, 2003, or at December 31, 2004, except for a valuation allowance that has been provided in the U.S. in the amount of $2.6 million that is related to net operating loss carryforwards that are expected to expire without utilization. As of September 30, 2005, this valuation allowance and its associated deferred tax asset have been written off because the deferred tax asset was deemed worthless.

Accounting for oil and natural gas properties

The accounting for and disclosure of oil and natural gas producing activities requires that we choose between GAAP alternatives and that we make judgments regarding estimates of future uncertainties.

We use the full cost method of accounting, which involves capitalizing all acquisition, exploration, exploitation and development costs. Once we incur costs, they are recorded in the full cost pool or in unevaluated properties. Unevaluated property costs are not subject to depletion. We review our unevaluated costs on an ongoing basis, and we expect these costs to be evaluated in one to three years and transferred to the full cost pool during that time. The full cost pool is comprised of lease and well equipment and exploration and development costs incurred plus intangible acquired proved leaseholds.

We calculate depletion using the unit-of-production method. Under this method, the sum of the full cost pool and all estimated future development costs are divided by the total amount of Proved Reserves. This rate is applied to our total production for the period, and the appropriate expense is recorded. We capitalize the portion of general and administrative costs that is attributable to our acquisition, exploration, exploitation and development activities.

To the extent that total capitalized oil and natural gas property costs (net of related deferred income taxes and accumulated depreciation, depletion and amortization) exceed the estimated future net revenues from proved properties using current period-end prices discounted at 10%, adjusted for related income tax effects, plus the lower of cost or fair value of unproved properties, excess costs are charged to operations. Once incurred, a write-down of oil and natural gas properties is not reversible at a later date even if oil or natural gas prices increase. We could be required to write down our oil and natural gas properties if there is a decline in oil or natural gas prices, or downward adjustments are made to our Proved Reserves. During 2002, we recognized an impairment charge of $17.5 million with respect to our properties located in Canada. This charge was the result of low prices for natural gas at June 30, 2002.

In September 2004, the SEC released SAB No. 106 concerning the application of SFAS No. 143 "Accounting for Asset Retirement Obligations" by oil and natural gas producing companies following the full cost method of accounting. In SAB No. 106, the SEC addressed the impact of SFAS No. 143 on the ceiling test calculation and on the calculation of depreciation, depletion and amortization. SAB No. 106 became effective for us on January 1, 2005 and has not had a significant impact on our ceiling test calculation. Also, as a result of SAB No. 106, we now include the estimated asset retirement obligation that will result from future development activity in our calculation of depreciation, depletion and amortization. This change has not had a significant impact on our depreciation, depletion and amortization expense.

Prior to the issuance of SFAS No. 143, we included expected future cash flows related to the asset retirement obligations from certain properties in our ceiling test calculation. Under SFAS No. 143, we must now initially capitalize asset retirement costs by increasing long-lived oil and natural gas assets by the same amount as the asset retirement liability before discount. After adoption of SFAS No. 143, if we were to continue to calculate the full cost ceiling test by reducing expected future net revenues by the cash flows required to settle the asset obligation, then the effect would be to "double-count" such costs in the ceiling test.

Goodwill

As a result of a change in control, the 2003 going private transaction has been accounted for using the purchase method of accounting pursuant to SFAS No. 141. As a result, EXCO Holdings' cost of acquiring EXCO Resources was allocated to the assets and liabilities acquired based upon estimated fair values. Therefore, our financial position and operating results subsequent to July 28, 2003 reflect a new basis of accounting and are not comparable to prior periods. In addition, tax basis was carried over from the formerly public company as a result of the merger. The going private purchase price was allocated to the assets acquired and liabilities assumed according to their estimated fair values. The purchase price allocation resulted in $51.1 million of goodwill being recorded, $24.2 million in our United States geographic operating segment and $26.9 million in the Canadian geographic operating segment. The goodwill amount related to the Canadian geographic operating segment was reclassified to assets of discontinued operations on our condensed consolidated balance sheets at December 31, 2003 and 2004 and has been removed from the condensed consolidated balance sheet at September 30, 2005, as a result of the sale of Addison on February 10, 2005. Changes in the balance of goodwill in our U.S. geographic operating segment from the date of the going private transaction to December 31, 2004 were the result of sales of oil and natural gas properties (based upon the relative fair value of our oil and natural gas properties prior to and after the sales) and the sale of a bankruptcy claim related to Enron Corp. In a recent letter to oil and natural gas companies, the SEC has provided guidance concerning the treatment of goodwill in situations when a company sells less than 25% of its proved oil and natural gas reserves in a cost pool. The guidance indicates that such dispositions may trigger a need to evaluate goodwill for impairment under SFAS No. 142. As a result of this guidance, beginning January 1, 2005, we no longer reduce the balance of goodwill for property dispositions of less than 25% of our oil and natural gas reserves unless there is an indication that our goodwill is impaired as a result of the sale.

None of the goodwill is currently deductible for income tax purposes. Furthermore, in accordance with SFAS No. 142, "Goodwill and Intangible Assets," goodwill is not amortized, but is tested for impairment on an annual basis, or more frequently as impairment indicators arise. Impairment tests, which involve the use of estimates related to the fair market value of the business operations with which goodwill is associated, are performed at the end of our fourth quarter. Losses, if any, resulting from impairment tests will be reflected in operating income in the statement of operations. There was no goodwill recorded as a result of the North Coast acquisition. We do anticipate that we will record additional goodwill as a result of the Equity Buyout.

Asset retirement obligations

In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. We adopted the new rules on asset retirement obligations on January 1, 2003. Application of the new rules resulted in an increase in net proved developed and undeveloped oil and natural gas properties of approximately $5.6 million, recognition of an asset retirement obligation liability of approximately $6.1 million and a cumulative effect of adoption that increased net income and shareholder's equity by approximately $255,000.

Accounting for income taxes

Income taxes are accounted for based upon the liability method of accounting. Deferred taxes are recorded to reflect the tax benefit and consequences of future years' differences between the tax basis of assets and liabilities and their financial reporting basis. We record a valuation allowance to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Prior to the planned disposition of Addison, we considered Addison's earnings to be permanently reinvested for use in those operations and, consequently, deferred federal income taxes, net of applicable foreign tax credits, had not been provided on the undistributed earnings of Addison that were reinvested. As a result of the sale of Addison, we have provided for deferred federal income taxes in the fourth quarter of 2004 on the undistributed earnings of Addison which is reflected as income tax expense of discontinued operations.

Recent accounting pronouncements

On December 16, 2004, FASB issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB 25 and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) will require all share-based payments to employees, including grants of employee stock options, to be recognized in our consolidated statements of operations based on their estimated fair values. Pro forma disclosure is no longer an alternative.

Prior to October 3, 2005, we accounted for share-based payments to employees using the intrinsic value method prescribed by APB 25 and related interpretations. As such, we did not recognize compensation expense associated with employee stock options. Holdings II adopted the provisions of SFAS No. 123(R) upon its formation in August 2005. As a result of the Equity Buyout, we currently follow SFAS No. 123(R). At December 31, 2005, our employees and directors held options under the Holdings 2005 Long-Term Incentive Plan (the 2005 Incentive Plan) to purchase 4,979,575 shares of Holdings common stock at $7.50 per share. The options expire ten years from the date of grant. Pursuant to the 2005 Incentive Plan, 25% of the options vest immediately with an additional 25% to vest on each of the next three anniversaries of the date of grant. The adoption of SFAS No. 123(R) will result in a non-cash charge to stock option expense during the fourth quarter of 2005. We are evaluating methodologies with regard to the calculation of the share-based expense. We have not completed our evaluation of the impact that the adoption of SFAS 123(R) will have on our results of operations in subsequent periods.

On June 1, 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections (SFAS No. 154), which will require entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods' financial statements, unless this would be impracticable. SFAS No. 154 supersedes Accounting Principles Board Opinion No. 20, Accounting Changes (APB 20), which previously required that most voluntary changes in accounting principle be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error.

Another significant change in practice under SFAS No. 154 will be that if an entity changes its method of depreciation, amortization, or depletion for long-lived, nonfinancial assets, the change must be accounted for as a change in accounting estimate. Under APB 20, such a change would have been reported as a change in accounting principle. SFAS No. 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005. Management has not completed its assessment of the impact of SFAS No. 154, but does not anticipate any material impact from implementation of this accounting standard.

Our results of operations

The results of operations contain successor operations during 2004, separate columnar presentations of successor and predecessor operations for 2003, non-GAAP combined operations during 2003, and predecessor operations for 2002. Because the application of purchase accounting can inhibit a meaningful comparison of historical results, before and after such transactions, we analyzed the impact of our going private transaction that was completed in July 2003 on our statement of operations. We believe that our results of operations are comparable between 2002 and 2003 and between 2003 and 2004 except for depreciation, depletion and amortization expense resulting from the change in basis of the underlying properties as part of the going private transaction and except as related to the discontinuation of hedge accounting for derivatives at the time of the going private transaction, discussed separately. Accordingly, we have provided descriptions of other changes that resulted from, or occurred following the completion of, the transaction for all other income and expense accounts. As a result, we believe that the non-GAAP presentations providing comparisons for 2003 on a combined basis against 2002 and 2004 enhances the understanding of changes in our results of operations, including with respect to items such as oil and natural gas production, oil and natural gas revenues before commodity price risk management activities and related average sales price disclosures and oil and natural gas production costs and related per unit disclosures. In addition, we have quantified the effect of the going private transaction on depreciation, depletion and amortization expense resulting from the change in basis of the underlying properties.

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2002, 2003 and 2004 and for the nine month periods ended September 30, 2004 and 2005. The information presented below for the 12 months ended December 31, 2003 represents the non-GAAP combined total of our activity for the 209 day period from January 1, 2003 to July 28, 2003, and for the 156 day period from July 29, 2003 to December 31, 2003.

The comparability of our results of operations from year to year is impacted by:

  •
  the acquisition of North Coast on January 27, 2004;

  •
  property acquisitions and, to a lesser degree, property dispositions that have occurred since January 1, 2002;

  •
  significant changes in the amount of our long-term debt including the issuance of our senior notes on January 20, 2004 in the amount of $350.0 million and on April 13, 2004 in the amount of $103.3 million (including applicable premium);

  •
  significant fluctuations in oil and gas prices which impact our oil and natural gas revenues and our commodity price risk management activities;

  •
  the "going private" transaction that occurred on July 29, 2003 and the resulting step-up in basis reflecting the purchase price; and

  •
  the discontinued use of hedge accounting for all derivatives effective July 29, 2003.

General

The availability of a ready market for oil, natural gas and NGLs and the prices of oil, natural gas and NGLs are dependent upon a number of factors that are beyond our control. These factors include, among other things:

  •
  the level of domestic production and economic activity generally;

  •
  the availability of imported oil and natural gas;

  •
  actions taken by foreign oil producing nations;

  •
  the cost and availability of natural gas pipelines with adequate capacity and other transportation facilities;

  •
  the cost and availability of other competitive fuels, fluctuating and seasonal demand for oil, natural gas and refined products; and

  •
  the extent of governmental regulation and taxation (under both present and future legislation) of the production, refining, transportation, pricing, use and allocation of oil, natural gas, refined products and substitute fuels.

Accordingly, in light of the many uncertainties affecting the supply and demand for oil, natural gas and refined petroleum products, we cannot accurately predict the prices or marketability of the oil, natural gas or NGLs from any producing well in which we have or may acquire an interest.

Marketing arrangements

We produce oil, natural gas and NGLs. We do not refine or process the oil we produce. With the exception of our Black Lake Field in Louisiana, which we sold in November 2004, we do not process a significant portion of the natural gas or NGLs we produce. At the Black Lake Field, we operated a natural gas processing plant that was 100% dedicated to production from the field.

We sell the majority of the oil we produce under short-term contracts using market sensitive pricing. The majority of our contracts are based on NYMEX pricing, which is typically calculated as the average of the daily closing prices of oil to be delivered one month in the future. We also sell a portion of our oil at F.O.B. field prices posted by the principal purchaser of oil where our producing properties are located. Our sales contracts are of a type common within the industry, and we usually negotiate a separate contract for each property. Generally, we sell our oil to purchasers and refiners near the areas of our producing properties.

We sell the majority of our natural gas under individually negotiated gas purchase contracts using market sensitive pricing. Our sales contracts vary in length from spot market sales of a single day to term agreements that may extend for a year or more. Our natural gas customers include utilities, natural gas marketing companies and a variety of commercial and industrial end users. The natural gas purchase contracts define the terms and conditions unique to each of these sales. The price received for natural gas sold on the spot market varies daily, reflecting changing market conditions. We also gather natural gas for other producers for which we are compensated.

We sell our NGLs under both short-term and long-term contracts with specific purchasers for any NGLs that we may produce. We sell the NGLs to refiners and processors in the vicinity of our producing properties. Our sales contracts are of a type common within the industry, and we usually negotiate a separate contract for each property. Typically, the prices we receive for NGLs are based on the Oil Price Information Service, or OPIS, index, less transportation and fractionating fees.

We may be unable to market all the oil, natural gas or NGLs we produce. If our oil, natural gas or NGLs can be marketed, we may be unable to negotiate favorable price and contractual terms. Changes in oil or natural gas prices may significantly affect our revenues, cash flows, the value of our oil and natural gas properties and the estimates of recoverable oil, natural gas and NGLs contained in our properties. Further, significant declines in the prices of oil or natural gas may have a material adverse effect on our business and on our financial condition.

We engage in oil and natural gas production activities in geographic regions where, from time to time, the supply of oil or natural gas available for delivery exceeds the demand. In this situation, companies purchasing oil or natural gas in these areas reduce the amount of oil or natural gas that they purchase from us. If we cannot locate other buyers for our production or for any of our newly discovered oil or natural gas reserves, we may shut-in our oil or natural gas wells for periods of time. If this occurs, we may incur additional payment obligations under our oil and natural gas leases and, under certain circumstances, the oil and natural gas leases might be terminated.

Revenues and production

The following tables present our oil and natural gas revenues (before commodity price risk management activities), production and average unit sales price for each of the periods ended December 31, 2002, predecessor period ended July 28, 2003, successor period ended December 31, 2003, non-GAAP combined totals for the 12 months ended December 31, 2003, December 31, 2004 and the nine month periods ended September 30, 2004 and 2005. The tables also show the changes in these amounts between periods. The non-GAAP combined information presented below for the 12 months ended December 31, 2003 represents the total of our activity for the 209 day period from January 1, 2003 to July 28, 2003 and for the 156 day period from July 29, 2003 to December 31, 2003. The data presented for Appalachia only reflects revenues and production since the date of our acquisition of North Coast on January 27, 2004.

For the year ended December 31, 2002 and for the 209 day period ended July 28, 2003, cash settlements of hedge transactions are included in oil and natural gas revenues in the consolidated statement of operations. These settlements, which totaled $7.7 million for the year ended December 31, 2002 and $14.5 million for the 209 day period from January 1, 2003 to July 28, 2003, are not reflected in the amounts shown below for oil and natural gas revenues (before commodity price risk management activities).

						Year to year change(a)
	Predecessor year ended December 31, 2002			Non-GAAP combined 2003	Successor year ended December 31, 2004
		Predecessor for the 209 day period from January 1, 2003 through July 28, 2003	Successor for the 156 day period from July 29, 2003 to December 31, 2003
(in thousands)						2002-2003	2003-2004

Oil and natural gas revenues before commodity price risk management activities:
Oil revenues:
U.S. (excluding Appalachia)	$20,648	$13,874	$8,477	$22,351	$20,966	$1,703	$(1,385)
Appalachia	—	—	—	—	3,728	—	3,728

Total	$20,648	$13,874	$8,477	$22,351	$24,694	$1,703	$2,343

Natural gas revenues:
U.S (excluding Appalachia)	$20,083	$21,300	$12,751	$34,051	$44,193	$13,968	$10,142
Appalachia	—	—	—	—	71,262	—	71,262

Total	$20,083	$21,300	$12,751	$34,051	$115,455	$13,968	$81,404

Natural gas liquids revenues:
U.S. (excluding Appalachia)	$1,227	$803	$539	$1,342	$1,844	$115	$502
Appalachia	—	—	—	—	—	—	—

Total	$1,227	$803	$539	$1,342	$1,844	$115	$502

Total oil and natural gas revenues:
U.S. (excluding Appalachia)	$41,958	$35,977	$21,767	$57,744	$67,003	$15,786	$9,259
Appalachia	—	—	—	—	74,990	—	74,990

Total	$41,958	$35,977	$21,767	$57,744	$141,993	$15,786	$84,249

(a)
Year to year changes relative to 2003 are calculated using the non-GAAP combined 2003 totals.

	Nine months ended September 30,		Period to period change
(in thousands)	2004	2005	2004-2005

Oil and natural gas revenues before commodity price risk management activities:
Oil revenues:
U.S. (excluding Appalachia)	$16,102	$15,000	$(1,102)
Appalachia	2,850	4,388	1,538

Total	$18,952	$19,388	$436

Natural gas revenues:
U.S. (excluding Appalachia)	$32,011	$39,094	$7,083
Appalachia	47,715	72,440	24,725

Total	$79,726	$111,534	$31,808

Natural gas liquids revenues:
U.S. (excluding Appalachia)	$1,442	$547	$(895)
Appalachia	—	—	—

Total	$1,442	$547	$(895)

Total oil and natural gas revenues:
U.S. (excluding Appalachia)	$49,555	$54,641	$5,086
Appalachia	50,565	76,828	26,263

Total	$100,120	$131,469	$31,349

						Year to year change(a)
				Non-GAAP combined 2003
	Predecessor year ended December 31, 2002	Predecessor for the 209 day period from January 1, 2003 through July 28, 2003	Successor for the 156 day period from July 29, 2003 to December 31, 2003		Successor year ended December 31, 2004
						2002-2003	2003-2004

Production:
Oil (Mbbls):
U.S (excluding Appalachia)	869	461	294	755	538	(114)	(217)
Appalachia	—	—	—	—	100	—	100

Total	869	461	294	755	638	(114)	(117)

Natural gas (Mmcf):
U.S (excluding Appalachia)	6,878	4,424	3,127	7,551	8,355	673	804
Appalachia	—	—	—	—	10,505	—	10,505

Total	6,878	4,424	3,127	7,551	18,860	673	11,309

Natural gas liquids (Mbbls):
U.S (excluding Appalachia)	74	35	24	59	60	(15)	1
Appalachia	—	—	—	—	—	—	—

Total	74	35	24	59	60	(15)	1

Total production (Mmcfe):
U.S (excluding Appalachia)	12,536	7,400	5,035	12,435	11,943	(101)	(492)
Appalachia	—	—	—	—	11,105	—	11,105

Total	12,536	7,400	5,035	12,435	23,048	(101)	10,613

(a)
Year to year changes relative to 2003 are calculated using the non-GAAP combined 2003 totals.

	Nine months ended September 30,		Period to period change
	2004	2005	2004-2005

Production:
Oil (Mbbls):
U.S. (excluding Appalachia)	434	288	(146)
Appalachia	81	84	3

Total	515	372	(143)

Natural gas (Mmcf):
U.S. (excluding Appalachia)	6,267	6,296	29
Appalachia	7,569	8,906	1,337

Total	13,836	15,202	1,366

Natural gas liquids (Mbbls):
U.S. (excluding Appalachia)	49	18	(31)
Appalachia	—	—	—

Total	49	18	(31)

Total production (Mmcfe):
U.S. (excluding Appalachia)	9,165	8,132	(1,033)
Appalachia	8,055	9,410	1,355

Total	17,220	17,542	322

						Year to year change(a)
				Non-GAAP combined 2003
	Predecessor year ended December 31, 2002	Predecessor for the 209 day period from January 1, 2003 through July 28, 2003	Successor for the 156 day period from July 29, 2003 to December 31, 2003		Successor year ended December 31, 2004
						2002-2003	2003-2004

Average sales price (before cash settlements of derivative financial instruments):
Oil (per Bbl):
U.S. (excluding Appalachia)	$23.75	$30.08	$28.83	$29.59	$38.97	$5.84	$9.38
Appalachia	—	—	—	—	37.28	—	n/a

Total	$23.75	$30.08	$28.83	$29.59	$38.69	$5.84	$9.10

Natural gas (per Mcf):
U.S. (excluding Appalachia)	$ 2.92	$ 4.81	$ 4.08	$ 4.51	$ 5.29	$1.59	$0.78
Appalachia	—	—	—	—	6.78	—	n/a

Total	$ 2.92	$ 4.81	$ 4.08	$ 4.51	$ 6.12	$1.59	$1.61

Natural gas liquids (per Bbl):
U.S. (excluding Appalachia)	$16.66	$22.77	$22.29	$22.58	$30.78	$5.92	$8.20
Appalachia	—	—	—	—	—	—	—

Total	$16.66	$22.77	$22.29	$22.58	$30.78	$5.92	$8.20

Total average sales price (per Mcfe):
U.S. (excluding Appalachia)	$ 3.35	$ 4.86	$ 4.32	$ 4.64	$ 5.61	$1.29	$0.97
Appalachia	—	—	—	—	6.75	—	n/a

Total	$ 3.35	$ 4.86	$ 4.32	$ 4.64	$ 6.16	$1.29	$1.52

(a)
Year to year changes relative to 2003 are calculated using the non-GAAP combined 2003 totals.

	Nine months ended September 30,		Period to period change
	2004	2005	2004-2005

Average sales price (before cash settlements of derivative financial instruments):
Oil (per Bbl):
U.S. (excluding Appalachia)	$37.10	$52.08	$14.98
Appalachia	35.19	52.24	17.05

Total	$36.80	$52.12	$15.32

Natural gas (per Mcf):
U.S. (excluding Appalachia)	$5.11	$6.21	$1.10
Appalachia	6.30	8.13	1.83

Total	$5.76	$7.34	$1.58

Natural gas liquids (per Bbl):
U.S. (excluding Appalachia)	$29.43	$30.39	$0.96
Appalachia	—	—	—

Total	$29.43	$30.39	$0.96

Total production (per Mcfe):
U.S. (excluding Appalachia)	$5.41	$6.72	$1.31
Appalachia	6.28	8.16	1.88

Total	$5.81	$7.49	$1.68

Our revenues from the sale of oil, natural gas and NGLs, before cash settlements of derivative financial instruments, for the year ended December 31, 2004 increased by $84.2 million, or 146% over non-GAAP combined 2003 primarily due to the acquisition of our Appalachia properties. Oil and natural gas revenues for Appalachia for the period from January 27, 2004 to December 31, 2004 were $75.0 million. The increase in revenue was also due to a 11% increase in natural gas production volumes, excluding Appalachia. This increase in production volumes is due primarily to property acquisitions, including the Oak Hill properties that we acquired on July 29, 2004 and the completion in January 2004 of our Miami Corp. 35-1 sidetrack well. For the year ended December 31, 2004, increases in oil, natural gas and NGL prices increased revenues by $18.5 million. Oil production and oil revenues for our U.S. operations (excluding Appalachia) declined in 2004 due to property sales in 2003 and 2004 and a general decline in production from our oil producing properties.

Our revenues from the sale of oil, natural gas and NGLs, before cash settlements of derivative financial instruments, for non-GAAP combined 2003 increased by $15.8 million, or 38%, over the year ended December 31, 2002 primarily due to higher prices received for oil, natural gas and NGLs. The increase in revenue resulting from higher average oil, natural gas and NGL prices was approximately $15.7 million. Our average oil and natural gas price, before cash settlements of derivative financial instruments, received during non-GAAP combined 2003, were 25% and 54%, respectively, greater than received during the prior year.

The increase in revenue for non-GAAP combined 2003 was also due to an increase in natural gas production volumes. Our increased production of natural gas for non-GAAP combined 2003 compared to the year ended December 31, 2002 increased revenues by $3.0 million. This increase is primarily attributable to our acquisition of the DJ Basin properties in November 2002 and the additional interests in the Vinegarone properties in October 2003. Oil volumes decreased 114.0 Mbbls from 869.0 Mbbls to 755.0 Mbbls during these same periods, which decreased revenue by $2.7 million. Oil volumes decreased primarily due to a general decline in production from our oil producing properties.

During 2002 we had one well control event that directly impacted revenues. During November and December 2002, we sold 254.0 Mmcf of natural gas from the Miami Corp. #35 well while it was experiencing an uncontrolled flow from the wellbore. These sales increased revenue by $1.0 million. Oil and natural gas production costs and production and ad valorem taxes for the Miami Corp. #35 during this period were less than $100,000. There was no production from this well during 2003 as the well was temporarily abandoned. In December 2003, we commenced sidetrack drilling operations on this well and, in January 2004, the well was completed and placed on production as a producing natural gas well.

Our revenues from the sale of oil, natural gas and NGLs, before cash settlements of derivative financial instruments, for the nine month period ended September 30, 2005 increased by $31.3 million or 31%, over the nine month period ended September 30, 2004 primarily due to an increase of $1.68 per Mcfe for the nine month period ended September 30, 2005 in our average sales price.

The increase in our weighted average sales prices increased our revenues by $27.5 million for the nine month period ended September 30, 2005 over the comparable period during 2004.

Oil production and oil revenues for our U.S. operations (excluding Appalachia) declined by 146 Mbbls and $1.1 million during the nine month period ended September 30, 2005 compared to the same period in 2004 due to property sales in 2004 and 2005 and a general decline in production from our oil producing properties. The decline in production volumes was partially offset by an increase in our average oil price received of $15.32 per barrel for the nine month period ended September 30, 2005.

For our U.S. operations (excluding Appalachia), natural gas production increased by 29 Mmcf during the nine months ended September 30, 2005 compared to the same period during 2004. For the nine months ended September 30, 2005 compared to 2004, production primarily from the Oak Hill Field (acquired in July 2004) and Minden Field (acquired in January 2005) increased production by 1,880 Mmcf. This increase was substantially offset by the absence of the production from properties sold during 2004 and 2005 of 1,231 Mmcf and an expected decline in production from our Miami Corp. #35-1 well of 620 Mmcf.

For Appalachia, natural gas production increased by 1,337 Mmcf during the nine months ended September 30, 2005 compared to the same period during 2004. For the nine months ended September 30, 2005 compared to 2004, production increased as a result of having 26 additional days of production during the 2005 period as we acquired our Appalachia properties on January 27, 2004. Production was further increased by 1,116 Mmcf from the acquisition of our Pinestone properties in Central Pennsylvania and other acquisitions during 2005. These increases were offset by reduced production from the Knox trend wells of 421 Mmcf and by production curtailments imposed upon us by natural gas pipeline companies resulting from capacity constraints and short-term shutdowns of certain pipelines for maintenance purposes.

The following tables present our commodity price risk management activities and our other income (expense) for each of the periods ended December 31, 2002, predecessor period ended July 28, 2003, successor period ended December 31, 2003, non-GAAP combined totals for the 12 months ended December 31, 2003, December 31, 2004 and the nine month periods ended September 30, 2004 and 2005. The table also shows changes in these amounts between periods.

		Predecessor	Successor
		for the 209 day period from January 1, 2003 through July 28, 2003	for the 156 day period from July 29, 2003 to December 31, 2003			Year to year change (a)
	Predecessor year ended December 31, 2002				Successor year ended December 31, 2004
				Non-GAAP combined 2003
(in thousands)						2002-2003	2003-2004

Commodity price risk management activities:
Cash settlements on derivative financial instruments	$(7,704)	$—	$5,375	$5,375	$(26,083)	$(12,211)	$(6,168)
Non-cash changes in fair value of derivative financial instruments	—	—	5,425	5,425	(24,260)	(4,458)	(19,802)

Total commodity price risk management activities	$(7,704)	$—	$10,800	$10,800	$(50,343)	$(16,669)	$(25,970)

Other income (expense):
Income from terminated hedges	$6,976	$1,763	$—	$1,763	$—	$(5,213)	$(1,763)
Income (expense) from hedge ineffectiveness	(886)	(2,544)	—	(2,544)	—	(1,658)	2,544
Gain (loss) on foreign currency transactions	(208)	(984)	(368)	(1,352)	(6)	(1,144)	1,346
Interest, dividends, processing and other, net	717	636	227	863	1,190	146	327

Total other income (expense)	$6,599	$(1,129)	$(141)	$(1,270)	$1,184	$(7,869)	$2,454

(a)
Year to year changes relative to 2003 are calculated using the non-GAAP combined 2003 totals.

	Nine months ended September 30,		Period to period change
(in thousands)	2004	2005	2004-2005

Commodity price risk management activities:
Cash settlements on derivative financial instruments	$(18,000)	$(62,843)	$(44,843)
Non-cash change in fair value of derivative financial instruments.	(51,195)	(114,410)	(63,215)

Total commodity price risk management activities.	$(69,195)	$(177,253)	$(108,058)

Other income, net:
Gain (loss) from foreign currency transactions	$(5)	$516	$521
Interest, dividend and other, net	925	6,531	5,606

Total other income, net.	$920	$7,047	$6,127

Our objective in entering into commodity price risk management contracts is to manage price fluctuations, protect our returns on investments, and achieve a more predictable cash flow in connection with our acquisition activities and borrowings related to these activities. These transactions limit exposure to declines in prices, but also limit the benefits we would realize if prices increase. When prices for oil and natural gas are volatile, a significant portion of the effect of our commodity price risk management activities consists of non-cash income or expenses due to changes in the fair value of our commodity price risk management contracts. Cash charges or gains only arise from payments made or received on monthly settlements of contracts or if we terminate a contract prior to its expiration.

Our cash settlements of derivative financial instruments reduced revenue by $26.1 million during the year ended December 31, 2004. The NYMEX oil and natural gas prices that are used to settle our hedges increased significantly over the oil and natural gas prices of our contracts. The increases in prices resulted in us making significant payments to our counterparties to settle our derivative financial instruments during the year and our revenues decreased as a result. We also had a significant increase in the volume of natural gas under derivative financial instruments to reflect the increase in our natural gas production as a result of the acquisition of North Coast.

Prior to the completion of the going private transaction, we accounted for our derivative financial instruments as cash flow hedges. During the 209 day period from January 1 to July 28, 2003, we reduced our revenues by $2.5 million for the ineffective portion of the change in the fair value of our hedges. The ineffectiveness was primarily due to a significant increase in March 2003 in the difference between the NYMEX price for oil and natural gas, which is the price we use to settle our derivative financial instruments, and the actual price that we receive in the field for the physical delivery of our oil and natural gas production. For the year ended December 31, 2004, we recognized as a reduction of revenue $24.3 million from the change in the fair value of our derivative financial instruments. Previously, the effective portion of this change was reflected in other comprehensive income while the ineffective portion was recognized in current period earnings. We expect that our revenues will continue to be significantly impacted in future periods by changes in the fair value of our derivative financial instruments as a result of the volatility in oil and natural gas prices and the volume of future oil and natural gas sales covered under our commodity price risk management program.

During the 209 day period from January 1 to July 28, 2003, we recorded approximately $1.8 million of non-cash income from terminated hedges as other income. As a result of the going private transaction, we ceased recording such income.

Our commodity price risk management activities reduced revenue by $69.2 million during the nine month period ended September 30, 2004 and by $177.3 million during the nine month period ended September 30, 2005. Included in cash settlements on derivative financial instruments for the nine months ended September 30, 2005 are payments totaling $52.6 million made in January and March 2005 to the counterparties of certain of our contracts to terminate these contracts. In January and March 2005, we entered into new commodity price risk management contracts for increased volumes at higher underlying product prices. There have been significant increases in the NYMEX oil and natural gas prices that are used to settle our derivative financial instruments over the oil and natural gas prices of our contracts. The increases in prices resulted in us making significant payments to our counterparties to settle our derivative financial instruments during the nine month periods ended September 30, 2004 and 2005 and our revenues decreased as a result. We also had a significant increase in the volume of natural gas under derivative financial instruments to reflect the increase in our natural gas production as a result of the acquisition of North Coast.

For the nine months ended September 30, 2004 and 2005, we recognized as a reduction of revenue $51.2 million and $114.4 million, respectively, from the change in the fair value of our derivative financial instruments. We expect that our revenues will continue to be significantly impacted in future periods by changes in the fair value of our derivative financial instruments as a result of the volatility in oil and natural gas prices and the volume of future oil and natural gas sales covered under our commodity price risk management program. For the nine months ended September 30, 2005, the following percentages of our oil and natural gas production were subject to derivative financial instruments: 49% and 70% of oil and natural gas production, respectively, were subject to swap agreements and 5% of natural gas production was subject to floor price agreements. As a result of the ONEOK Energy acquisition, additional commodity price risk management contracts were entered into to cover a portion of the additional production acquired.

We expect to continue our comprehensive commodity price risk management program as part of our overall acquisition and financing strategy to enchance our ability to execute our business plan over the entire commodity price cycle, protect our returns on investment, and manage our capital structure. In connection with our acquisitions, we typically hedge a portion of future production acquired in order to lessen the variability of our returns on shareholders' equity and to protect our shareholders' equity by supporting our ability to meet our debt service obligations and stabilize cash flows.

As of December 31, 2005, we had derivative financial instruments in place hedging 66% of our expected 2006 pro forma oil production and 76% of our expected 2006 pro forma natural gas production from proved developed producing reserves. These levels are consistent with our acquisition and financing strategy and average historical levels of hedged production.

Effective April 13, 2004, Addison entered into a long-term note agreement with ROJO in the amount of $98.8 million. Addison used the proceeds of this borrowing to repay virtually all of its outstanding indebtedness under its Canadian credit agreement in April 2004. The indebtedness was repayable in U.S. dollars on January 15, 2011 or upon sale of substantially all of its oil and gas properties. It accrued interest at 7 1/4% per annum and contained similar terms and conditions to our senior notes. On February 10, 2005, we sold this intercompany note in the Addison disposition. Under the provisions of SFAS No 52, "Foreign Currency Translation", Addison is required to recognize any foreign transaction gains or losses in its statement of operations when translating this liability from U.S. dollars to Canadian dollars. Gain or loss recognized by Addison is not eliminated when preparing our consolidated statement of operations. As a result, we recorded a non-cash foreign currency transaction gain of $10.8 million during the year ended December 31, 2004 and a non-cash foreign currency transaction loss of $3.5 million during the nine months ended September 30, 2005, both of which are reflected in income from discontinued operations on our consolidated statements of operations.

The increase in other income during the nine month period ended September 30, 2005 when compared to the same period in 2004 is primarily the result of interest income earned on the investment of the proceeds received from the sale of Addison.

Costs and expenses

The following tables present our oil and natural gas production costs and average oil and natural gas production cost per Mcfe for each of the periods ended December 31, 2002,

predecessor period ended July 28, 2003, successor period ended December 31, 2003, non-GAAP combined totals for the 12 months ended December 31, 2003, December 31, 2004 and the nine month periods ended September 30, 2004 and 2005. The data presented for Appalachia only reflects costs and expenses since the date of our acquisition of North Coast. Results for the predecessor and successor periods in 2003 are combined as the going private transaction had no impact on 2003 production costs. The table also shows the changes in these amounts between periods.

		Predecessor	Successor
		for the 209 day period from January 1, 2003 through July 28, 2003	for the 156 day period from July 29, 2003 to December 31, 2003			Period to period change(a)
	Predecessor year ended December 31, 2002				Successor year ended December 31, 2004
				Non-GAAP combined 2003
(in thousands)						2002-2003	2003-2004

Oil and natural gas production costs:
Oil and natural gas operating costs:
U.S. (excluding Appalachia)	$15,033	$8,282	$5,406	$13,688	$11,636	$(1,345)	$(2,052)
Appalachia	—	—	—	—	8,198	—	8,198

Total	$15,033	$8,282	$5,406	$13,688	$19,834	$(1,345)	$6,146

Production and ad valorem taxes:
U.S. (excluding Appalachia)	$3,985	$3,098	$1,925	$5,023	$5,257	$1,038	$234
Appalachia	—	—	—	—	3,165	—	3,165

Total	$3,985	$3,098	$1,925	$5,023	$8,422	$1,038	$3,399

Total oil and natural gas production costs:
U.S. (excluding Appalachia)	$19,018	$11,380	$7,331	$18,711	$16,893	$(307)	$(1,818)
Appalachia	—	—	—	—	11,363	—	11,363

Total	$19,018	$11,380	$7,331	$18,711	$28,256	$(307)	$9,545

(a)
Year to year changes relative to 2003 are calculated using the non-GAAP combined 2003 totals.

	Nine months ended September 30,		Period to period change
(in thousands)	2004	2005	2004-2005

Oil and natural gas production costs:
Oil and natural gas operating costs:
U.S. (excluding Appalachia)	$9,315	$6,694	$(2,621)
Appalachia	5,977	7,780	1,803

Total	$15,292	$14,474	$(818)

Production and ad valorem taxes:
U.S. (excluding Appalachia)	$3,687	$4,635	$948
Appalachia	2,142	2,870	728

Total	$5,829	$7,505	$1,676

Total oil and natural gas production costs:
U.S. (excluding Appalachia)	$13,002	$11,329	$(1,673)
Appalachia	8,119	10,650	2,531

Total	$21,121	$21,979	$858

		Predecessor	Successor
		for the 209 day period from January 1, 2003 through July 28, 2003	for the 156 day period from July 29, 2003 to December 31 2003			Year to year change (a)
	Predecessor year ended December 31, 2002			Non-GAAP combined 2003	Successor year ended December 31, 2004
						2002-2003	2003-2004

Oil and natural gas production costs per Mcfe:
Oil and natural gas operating costs:
U.S. (excluding Appalachia)	$1.20	$1.12	$1.07	$1.10	$0.97	$(0.10)	$(0.13)
Appalachia	—	—	—	—	0.70	—	n/a

Total	$1.20	$1.12	$1.07	$1.10	$0.84	$(0.10)	$(0.26)

Production and ad valorem taxes:
U.S. (excluding Appalachia)	$0.32	$0.42	$0.38	$0.40	$0.44	$0.08	$0.04
Appalachia	—	—	—	—	0.28	—	n/a

Total	$0.32	$0.42	$0.38	$0.40	$0.37	$0.08	$(0.03)

Total oil and natural gas production costs:
U.S. (excluding Appalachia)	$1.52	$1.54	$1.46	$1.50	$1.41	$(0.02)	$(0.09)
Appalachia	—	—	—	—	0.98	—	n/a

Total	$1.52	$1.54	$1.46	$1.50	$1.21	$(0.02)	$(0.29)

(a)
Year to year changes relative to 2003 are calculated using the non-GAAP combined 2003 totals.

	Nine months ended September 30,		Year to year change
	2004	2005	2004-2005

Oil and natural gas production costs per Mcfe:
Oil and natural gas operating costs:
U.S. (excluding Appalachia)	$1.02	$0.83	$(0.19)
Appalachia	0.74	0.82	0.08
Total	$0.89	$0.83	$(0.06)

Production and ad valorem taxes:
U.S. (excluding Appalachia)	$0.40	$0.57	$0.17
Appalachia	0.27	0.31	0.04
Total	$0.34	$0.43	$0.09

Total oil and natural gas production costs:
U.S. (excluding Appalachia)	$1.42	$1.40	$(0.02)
Appalachia	1.01	1.13	0.12
Total	$1.23	$1.26	$0.03

Our oil and natural gas operating costs for the year ended December 31, 2004 increased $6.1 million, or 45%, from non-GAAP combined 2003. The primary reasons for the increases in oil and natural gas operating costs are:

  •
  our acquisition of North Coast which increased oil and gas operating costs by $8.2 million for the year ended December 31, 2004;

  •
  our acquisitions of the Oak Hill properties in east Texas, additional interests in the Vinegarone properties and the acquisition of several other properties during 2003 and 2004, which increased oil and natural gas operating costs by approximately $0.5 million;

  •
  a general increase in the cost of goods and services used in our oil and natural gas operations during 2004; partially offset by

  •
  a $3.0 million reduction in oil and natural gas operating costs from properties that we sold in 2003 and 2004.

Our oil and natural gas operating costs for non-GAAP combined 2003 decreased $1.3 million, or 9%, from the same period in 2002. This decrease is primarily the result of the absence of approximately $1.6 million in oil and natural gas operating costs incurred on oil and natural gas properties in the United States (excluding Appalachia) that were sold in late 2002 and in 2003. This decrease was partially offset by an increase in oil and natural gas operating costs of $0.7 million resulting from an acquisition of properties in the DJ Basin of Colorado and additional interests in our Vinegarone properties. Oil and natural gas production costs on a unit of production basis decreased $0.10 per Mcfe to $1.10 per Mcfe for non-GAAP combined 2003. This decrease is primarily due to the sale during 2002 and 2003 of oil and natural gas properties with higher per unit operating costs.

Production and ad valorem taxes for the year ended December 31, 2004 increased by $3.4 million, or 68%, over non-GAAP combined 2003. These increases are primarily attributable to our acquisition of North Coast which increased production and ad valorem taxes by $3.2 million and were partially offset by the absence of production taxes from oil and natural gas properties that were sold in 2003 and 2004. Production taxes are set by the state governments and vary as to the tax rate and the value to which that rate is applied. Further, ad valorem taxes in Texas and other states are based partially on the value of oil and natural gas reserves, which have increased as a result of the higher oil and natural gas prices. These taxes are generally based upon the price received for production.

Production and ad valorem taxes for non-GAAP combined 2003 increased by $1.0 million, or 26%, over 2002 from $4.0 million to $5.0 million. This increase is primarily attributable to higher production taxes as a result of the significantly increased prices received for production and $399,000 in production taxes on the DJ Basin and additional interest in the Vinegarone properties. These increases were partially offset by lower production taxes incurred on oil and natural gas properties that were sold in late 2002 and in 2003. These taxes are generally based upon the price received for production.

Our oil and natural gas operating costs for the nine month period ended September 30, 2005 decreased $820,000, or 4%, from the same period in 2004. The decrease resulted from sales during 2004 and 2005 of oil and natural gas properties that reduced operating costs by $3.3 million. These lower costs were offset by increases in operating costs totaling $2.5 million from the following:

  •
  an additional 26 days of operating costs resulting from our acquisition of North Coast on January 27, 2004;

  •
  property acquisitions including our Oak Hill Field (acquired in July 2004), Minden Field properties (acquired on January 21, 2005), the Pinestone Appalachia properties (acquired in November and December 2004) and other Appalachian properties acquired in the third quarter of 2005;

  •
  an increase in salaries and related benefits due to an increase in the number of field employees for our Appalachia properties;

  •
  a general increase in the cost of goods and services used in our oil and natural gas operations during 2004 and 2005; and

  •
  new wells added through our development and exploitation capital program.

For our U.S. operations (excluding Appalachia), oil and natural gas operating costs per unit for the nine months ended September 30, 2005 decreased $0.19 to $0.83 per Mcfe compared to 2004 as the properties we sold had relatively high per unit operating costs. The oil and natural gas operating cost per unit for Appalachia increased from $0.74 per Mcfe for the nine month period ended September 30, 2004 to $0.82 per Mcfe for the nine month period ended September 30, 2005. The increase is primarily a result of higher actual oil and natural gas operating costs (excluding the effect of the additional 26 days of operating results in 2005) without a comparable increase in oil and natural gas production volumes. Oil and natural gas operating costs increased primarily due to higher personnel related costs of goods and services used in our operations.

Production and ad valorem taxes for the nine month period ended September 30, 2005 increased by $1.7 million, or 29%, over the same period in 2004. These increases are primarily attributable to the increase in oil and natural gas revenues resulting from increased sales volumes of natural gas and higher oil and natural gas sales prices. The increases were partially offset by the absence of production taxes from oil and natural gas properties that we sold in 2004 and 2005. Production taxes are set by the state and local governments and vary as to the tax rate and the value to which that rate is applied. Further, ad valorem taxes in Texas and other states are based partially on the value of oil and natural gas reserves, which have increased as a result of the higher oil and natural gas prices.

The following table presents our depreciation, depletion and amortization expense for each of the periods ended December 31, 2002, predecessor period ended July 28, 2003, successor period ended December 31, 2003, non-GAAP combined totals for the 12 months ended December 31, 2003, and December 31, 2004. The table also shows changes in these amounts between periods.

			Successor
	Predecessor		for the 156 day period from July 28, 2003 to December 31, 2003		Successor	Year to year change(a)
	Predecessor year ended December 31, 2002	for the 209 day period from January 1, 2003 to July 28, 2003		Non-GAAP combined 2003	year ended December 31, 2004
(in thousands)						2002-2003	2003-2004

Depreciation, depletion and amortization expense	$9,031	$5,125	$5,413	$10,538	$28,519	$1,507	$17,981
Mmcfe produced	12,536	7,400	5,035	12,435	23,048	(101)	10,613
Calculated rate per Mmcfe	$0.72	$0.69	$1.07	$0.85	$1.24	$0.13	$0.39

(a)
Year to year changes relative to 2003 are calculated using the non-GAAP combined 2003 totals.

Our depreciation, depletion and amortization costs for the year ended December 31, 2004 increased by $18.0 million, or 171%, from non-GAAP combined 2003. The primary reasons for this increase are:

  •
  our acquisition of North Coast (which accounted for approximately $14.6 million of the increase for the year ended December 31, 2004), and other property acquisitions during 2003 and 2004; and

  •
  the effect of a full year's depreciation, depletion and amortization in 2004 from properties other than North Coast's on the stepped-up values associated with the going private transaction of approximately $2.6 million.

  •
  other increases in depreciation, depletion, and amortization attributable to rate increases from drilling and acquisition activities of approximately $0.8 million.

Our depreciation, depletion and amortization costs for non-GAAP combined 2003 increased by $1.5 million, or 17%, to $10.5 million from $9.0 million for the same period in 2002. The primary reasons for this increase are:

  •
  the increase in proved oil and natural gas property value due to the going private transaction that resulted in an increase in depreciation, depletion and amortization expense of $1.9 million in non-GAAP combined 2003;

  •
  our acquisitions of the DJ Basin and other smaller properties as well as the additional interests in the Vinegarone properties during 2002 and 2003; and

  •
  the adoption of SFAS 143, "Accounting for Asset Retirement Obligations".

Partially offsetting the above increases was a decrease in production volumes in non-GAAP combined 2003 as compared with 2002 which reduced depletion expense by approximately $0.1 million and a decrease in the 2003 depletion rate, prior to the going private transaction, which reduced depletion expense by approximately $0.2 million.

Our depreciation, depletion and amortization costs for the nine month period ended September 30, 2005 increased by $3.5 million, or 17%, from the same period in 2004. The primary reasons for this increase resulted from an increase in the per unit depletion rate and an increase in the equivalent sales volume during the period. The increase in the rate is due primarily to the average per unit prices paid for property acquisitions made during 2004 and 2005 being in excess of the prior period per unit depletion rate.

Accretion of discount on asset retirement obligations is the result of the adoption, as of January 1, 2003, of SFAS No. 143, "Accounting for Asset Retirement Obligations." This non-cash expense measures the changes in the liability for an asset retirement obligation due to the passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. See "Note 3. Summary of significant accounting policies—Deferred abandonment and asset retirement obligations" of the notes to our consolidated financial statements.

The following tables present our general and administrative costs for each of the periods ended December 31, 2002, predecessor period ended July 28, 2003, successor period ended December 31, 2003, non-GAAP combined totals for the 12 months ended December 31, 2003, December 31, 2004 and the nine month periods ended September 30, 2004 and 2005. Results for the predecessor and successor periods in 2003 are combined as the going private transaction had no impact on the accounting for our 2003 general and administrative costs. The table also shows the changes in these amounts between periods.

		Predecessor	Successor
		for the 209 day period from January 1, 2003 through July 28, 2003	for the 156 day period from July 29, 2003 to December 31, 2003			Year to year change(a)
	Predecessor year ended December 31, 2002				Successor year ended December 31, 2004
(in thousands, except per unit amounts)				Non-GAAP combined 2003
						2002-2003	2003-2004

General and administrative costs:
Gross G&A expense	$10,548	$13,208	$5,363	$18,571	$19,157	$8,023	$586
Operator overhead reimbursements	(2,734)	(1,343)	(943)	(2,286)	(2,109)	448	177
Capitalized acquisition, development and exploitation charges	(1,037)	(518)	(546)	(1,064)	(1,582)	(27)	(518)

Net G&A expense	$6,777	$11,347	$3,874	$15,221	$15,466	$8,444	$245

General and administrative expense per Mcfe	$0.54	$1.53	$0.77	$1.22	$0.67	$0.68	$(0.55)

(a)
Year to year changes relative to 2003 are calculated using the non-GAAP combined 2003 totals.

	Nine months ended September 30,		Period to period change
(in thousands, except per unit amounts)	2004	2005	2004-2005

General and administrative costs:
Gross G&A expense	$14,039	$18,140	$4,101
Operator overhead reimbursements	(1,630)	(1,284)	346
Capitalized acquisition, development and exploitation charges	(962)	(1,187)	(225)

Net G&A expense	$11,447	$15,669	$4,222

General and administrative expense per Mcfe	$0.66	$0.89	$0.23

Our general and administrative costs for the year ended December 31, 2004 increased by $245,000, or 2%, over non-GAAP combined 2003. This increase was primarily attributable to:

  •
  the acquisition of North Coast which increased general and administrative costs by $4.2 million for the year ended December 31, 2004 and the total number of employees from December 31, 2003, to December 31, 2004 by 153; and

  •
  a net increase in salaries, benefits and other personnel related costs of $2.1 million for the year ended December 31, 2004.

This increase was partially offset by:

  •
  a reduction in legal expense of approximately $0.6 million in 2004 primarily due to costs incurred in 2003 for the going private transaction;

  •
  the absence in 2004 of $1.8 million in financial advisory and other costs incurred in connection with the going private transaction during 2003; and

  •
  the absence in 2004 of compensation costs from stock option issuances of $3.7 million which were expensed immediately prior to the going private transaction.

Our general and administrative costs for non-GAAP combined 2003 increased by $8.4 million, or 124%, over the same period in 2002. This increase was primarily attributable to:

  •
  approximately $3.0 million in legal, financial advisory, printing and other costs that we incurred in connection with the going private transaction and to prepare and make the required regulatory filings during non-GAAP combined 2003 compared to $659,000 during the year ended December 31, 2002; and

  •
  approximately $5.7 million increase in salaries, benefits and other personnel related expenses from $5.1 million in 2002 to $10.8 million in non-GAAP combined 2003 that resulted primarily from increased staffing needs to manage properties acquired since December 2001 as well as higher salaries and bonuses for our employees.

Our general and administrative costs for the nine months ended September 30, 2005 increased by $4.2 million, or 37%, over the same period in 2004. The increase was primarily attributable to:

  •
  an increase of $2.4 million in our legal and accounting expenses resulting primarily from:

  •
  costs incurred of approximately $1.7 million in evaluating the tax and legal implications of the various strategic alternatives being considered in light of the sale of Addison;

  •
  costs incurred of approximately $470,000 to comply with the provisions of the Sarbanes-Oxley Act; and

  •
  costs incurred of approximately $200,000 for the sale of Addison;

  •
  an increase of $1.4 million in salaries and related benefits of which $81,000 is the result of an additional 26 days of expenses resulting from our acquisition of North Coast on January 27, 2004. The remaining increase in salaries and related benefits is primarily the result of an increase in the number of administrative employees and a general increase in salaries after the first quarter of 2004;

  •
  an increase of $346,000 resulting from a reduction in overhead reimbursements received as a result of EXCO property sales during 2004 and 2005; and

  •
  other miscellaneous increases, including franchise taxes and bad debt expenses of approximately $100,000.

The following tables present our interest expense for each of the periods ended December 31, 2002, predecessor period ended July 28, 2003, successor period ended December 31, 2003, non-GAAP combined totals for the 12 months ended December 31, 2003, December 31, 2004 and the nine month periods ended September 30, 2004 and 2005. Results for the predecessor and successor periods in 2003 are combined as the going private transaction had no impact on the accounting for 2003 interest expense. The table also shows the changes in these amounts between periods.

						Year to year change(a)
	Predecessor year ended December 31 2002				Successor year ended December 31 2004
		Predecessor for the 209 day period from January 1, 2003 through July 28, 2003	Successor for the 156 day period from July 29, 2003 to December 31, 2003	Non-GAAP combined 2003
(in thousands)						2002-2003	2003-2004

Interest expense:
7 1/4% senior notes due 2011	$—				$28,638	$—	$28,638
U.S. credit agreement	695	$590	$1,120	$1,710	868	1,015	(842)
$50 million senior term loan	—	—	647	647	222	647	(425)
Amortization and write-off of deferred financing costs	496	459	—	459	4,157	(37)	3,698
Interest rate swaps	—				685	—	685
Other interest expense	—	9	154	163	—	163	(163)

Total interest expense	$1,191	$1,058	$1,921	$2,979	$34,570	$1,788	$31,591

(a)
Year to year changes relative to 2003 are calculated using the non-GAAP combined 2003 totals.

	Nine months ended September 30,		Period to period change
(In thousands)	2004	2005	2004-2005

Interest expense:
7 1/4% senior notes due 2011	$20,679	$24,455	$3,776
U.S. credit agreement	356	436	80
$50 million senior term loan	222	—	(222)
Amortization and write-off of deferred financing costs	3,596	1,607	(1,989)
Interest rate swaps and other	634	4	(630)

Total interest expense	$25,487	$26,502	$1,015

Our interest expense for the year ended December 31, 2004 increased $31.6 million from non-GAAP combined 2003. The increase is primarily due to the issuance on January 20, 2004 of $350.0 million aggregate principal amount and on April 13, 2004 of $100.0 million aggregate principal amount of 7 1/4% senior notes due 2011. Additionally, the amortization of deferred financing costs related to the senior notes and the amendment and restatement of our credit agreement increased interest expense by $3.7 million. Amortization of deferred financing costs in 2004 includes approximately $1.7 million in costs relating to the senior term loan that was repaid in full in January 2004 and fees incurred on an interim loan facility related to the North Coast acquisition. No funds were borrowed under the interim loan facility. Our long-term debt balance at December 31, 2004 was $487.5 million compared to $99.5 million at December 31,

2003. As a result of the issuance of the senior notes on January 20, 2004 and April 13, 2004, our interest expense was significantly higher in 2004 than it was in 2003.

Our interest expense for non-GAAP combined 2003 increased $1.8 million, or 150%, to $3.0 million from $1.2 million for the same period in 2002. This increase was primarily due to greater amounts of outstanding borrowings resulting from the going private transaction, our acquisition of the DJ Basin properties, the acquisition of the additional interests in the Vinegarone properties, other smaller property acquisitions and borrowings for working capital needs.

Our interest expense for the nine months ended September 30, 2005 increased $1.0 million from the same period in 2004 due to a $3.6 million increase in interest expense attributable to $100.0 million of senior notes issued on April 13, 2004 and to a $309,000 adjustment to interest expense related to these notes and the prior year. The increases of $3.9 million in 2005 are partially offset by lower interest costs associated with (i) $2.0 million of amortization and write-offs of deferred financing costs related to a bridge facility incurred in connection with the North Coast acquisition, (ii) the absence of $631,000 of expense from interest rate swaps we assumed in 2004 upon the acquisition of North Coast, and (iii) reduced interest expense from our credit agreement of $222,000. No funds were borrowed under the bridge facility related to the North Coast acquisition.

Periodically, we invest in the marketable securities of other companies prior to initiating discussions of potential business combinations with those companies. We consider these investments to be "available for sale", which means that unrealized gains and losses are excluded from earnings and included in other comprehensive income unless the decline in the fair value of the investment is "other than temporary." During the year ended December 31, 2002, we determined that, due to the significant decline in market value of two of our investments, the decline in the fair value of those two investments was "other than temporary" and, as a result, we recognized a non-cash pre-tax impairment expense of $1.1 million. We did not have similar impairment charges during non-GAAP combined 2003 or 2004.

A reconciliation of our income tax provision (benefit) computed by applying the statutory United States federal income tax rate to our income (loss) before income taxes for the year ended December 31, 2002, the 209 day period from January 1, 2003 to July 28, 2003, the

156 day period from July 29, 2003 to December 31, 2003, and for the year ended December 31, 2004, is presented in the following table:

(in thousands)	Year ended December 31, 2002	For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003	Year ended December 31, 2004

United States federal income taxes (benefit) at statutory rate of 34% in 2002 and 35% in 2003 and 2004	$1,268	$(2,705)	$(2,694)	$(5,172)
Increases (reductions) resulting from:
Undistributed earnings of foreign subsidiary	—	—	—	8,237
Adjustments to the valuation allowance	(4,126)	2,447	—	—
Change in Canadian tax rates	—	—	(4,941)	(909)
Non-deductible charges (non-taxable income)	—	195	—	58
State taxes net of federal benefit and other	186	(118)	(129)	2,912

Tax provision before cumulative effect of change in accounting principles	$(2,672)	$(181)	$(7,764)	$5,126

A reconciliation of our income tax benefit computed by applying the statutory United States federal income tax rate to our income (loss) from continuing operations before income taxes for the nine months ended September 30, 2004 and 2005 is presented in the following table:

	Nine months ended September 30,
(in thousands)	2004	2005

United States federal income taxes (benefit) at statutory rate of 35%	$(16,673)	$(44,769)
Increases (reductions) resulting from:
Non-deductible charges (non-taxable income)	(51)	(70)
Percentage depletion in excess of basis	—	(827)
Changes in tax legislation in the State of Ohio	—	(132)
Change in Canadian tax rates	(909)	—
Change in U.S. tax law related to dividend from Canadian subsidiary	—	(2,075)
Adjustments to the valuation allowance	4,182	—
State taxes net of federal benefit and other	633	(6,137)

Income tax benefit	$(12,818)	$(54,010)

Prior to the completion of the going private transaction, we did not record any income tax benefit in the U.S. associated with losses generated in the U.S., as it was uncertain whether we would be able to utilize our net deferred tax asset. Accordingly, the tax effects of our U.S. generated losses were offset by an increase in our valuation allowance. This resulted in an overall higher effective tax rate for the 209 day period ended July 28, 2003, as we increased our U.S. valuation allowance by approximately $2.5 million.

Effective July 29, 2003 and in conjunction with our going private transaction, the deferred tax asset valuation allowance was reduced in the purchase price allocation as EXCO Resources (successor basis) was in a deferred tax liability position; however, we have maintained a valuation allowance of approximately $2.6 million for net operating loss carryforwards that are subject to limitations and are expected to expire before being utilized.

For the 156 day period ended December 31, 2003, we included $4.9 million of tax benefit attributable to a phase in of reduced income tax rates enacted in Canada effective November of 2003. The impact of this benefit created an effective tax rate of 98.0%. When the effects of this benefit are excluded, the effective rate decreases to 35.7%. These benefits from Canadian taxes are reflected in continuing operations as required by SFAS No. 109 and EITF 93-13, which require that a tax effect of a change in enacted tax rates be allocated to continuing operations without regard to whether the item giving rise to the effect is a component of discontinued operations.

The effective tax rate on our loss from continuing operations for the nine months ended September 30, 2004 and the year ended December 31, 2004 was 26.8% and 34.7%, respectively. Both periods include a $909,000 tax benefit from reductions to income tax rates and provisions for the deduction of crown royalties in Canada which became effective in May 2004. This benefit is reflected as a component of continuing operations pursuant to SFAS No. 109 and EITF 93-13 previously discussed.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004, or the Act. The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. We repatriated Cdn. $74.5 million ($59.6 million) in an extraordinary dividend, as defined in the Act, from Addison on February 9, 2005. We recognized a tax liability of $8.2 million as of December 31, 2004 related to the extraordinary dividend. As a result of certain technical advice issued by the U.S. Treasury Department, we reduced the tax liability by $2.1 million during the three months ended June 30, 2005. EXCO Resources filed amended quarterly reports on Form 10-Q/A that included restated financial statements for the quarters ended June 30, 2005 and September 30, 2005 to reflect the tax benefit in the earlier quarter and to classify the benefit as a component of continuing rather than discontinued operations in the September 30, 2005 quarter. This additional tax benefit is recognized as a component of taxes from continuing operations pursuant to SFAS No. 109 and EITF 93-13, which require that a tax effect of a change in enacted rates be allocated to continuing operations without regard to whether the item giving rise to the effect is a component of discontinued operations.

In June 2005, the state of Ohio enacted new legislation that changed the method of taxing businesses that operate in Ohio. We have significant operations in the state of Ohio through our North Coast subsidiary. As a result of the new tax legislation in Ohio, we recognized a deferred income tax benefit in the amount of $132,000 during the nine months ended September 30, 2005. The remaining income tax benefit for the three month period ended September 30, 2005 on income from continuing operations is primarily the result of state income tax benefits on our North Coast operations. The nine months ended September 30,

2005 also includes a $2.1 million tax benefit related to an extraordinary dividend received from Addison, our former wholly-owned Canadian subsidiary.

Our effective tax rate on losses from continuing operations for the nine month period ended September 30, 2005 approximated 42.2% as compared to an effective tax rate that approximated 26.8% for the nine month period ended September 30, 2004. The increase in the effective tax rate is a result of the benefit of $2.1 million related to clarification of the Act, the deferred income tax benefit of $132,000 recognized for changes in the Ohio tax laws and the result of higher state taxes in states in which North Coast operates, partially offset by the deferred income tax benefit of $909,000 during the nine months ended September 30, 2004 as a result of enacted changes in Canadian tax laws.

The Company incurred significant losses from mark-to-market transactions associated with its derivatives during the three months ended September 30, 2005. The resulting deferred tax benefits from these losses are presented as deferred tax assets on the September 30, 2005 condensed consolidated balance sheet. No valuation allowance has been established due to the anticipated step-up in the book basis of oil and natural gas producing properties as a result of the October 3, 2005 Equity Buyout, which will create deferred tax liabilities that will more than offset these deferred tax assets.

On February 10, 2005, we sold all of the issued and outstanding shares of common stock of Addison and two intercompany notes that Addison owed to ROJO. The aggregate purchase price after contractual adjustments was Cdn $551.3 million ($443.3 million) less the payment of the outstanding balance under Addison's credit facility of Cdn. $90.1 million ($72.1 million). We have recognized a gain from the sale of Addison of $175.7 million before income tax expense of $50.1 million related to the gain. The income tax is composed of:

(unaudited, in thousands)	Nine months ended September 30, 2005

U.S. income tax before foreign tax credits	$50,128
Canadian income tax on the gain	33,717
U.S. foreign tax credit	(33,788)

Total income tax on gain	$50,057

Income taxes from discontinued operations for the nine months ended September 30, 2005 reflects the income tax on the gain of $50.1 million as discussed above, an income tax benefit of $1.3 million from Addison's operations during the period January 1, 2005 to February 10, 2005, and approximately $500,000 of Canadian income taxes withheld on interest paid by Addison in 2005 on the intercompany notes.

The loss from discontinued operations of $4.4 million before the gain on the sale of Addison and income taxes from discontinued operations for the nine months ended September 30, 2005 includes:

  •
  approximately $3.8 million in losses from commodity price risk management activities; and

  •
  approximately $2.7 million in severance for employees not hired by the purchaser and management retention bonus payments to certain Addison employees that were accelerated as a result of the sale.

The cumulative effect of the change in accounting principle, net of income tax, is the result of the adoption of SFAS No. 143 on January 1, 2003. In accordance with the provisions of SFAS No. 143, we recognized a $255,000 benefit from the cumulative effect of change in accounting principle, net of $696,000 of associated deferred income taxes.

Stock based and other compensation expense

During the fourth quarter of 2005, we will record stock based and other compensation expense for the following items:

  •
  A non-cash charge of approximately $44.1 million as a result of the acquisition by Holdings II of all of the shares of Class B common stock of EXCO Holdings held by certain members of our management and other employees. The offset to this expense will be to additional paid-in capital. The stockholder agreements governing the Class A and Class B common stock of EXCO Holdings provided that, upon the occurrence of certain specified events, including the change of control that occurred upon the Equity Buyout:

  •
  the holders of the Class A shares would receive the first $175.0 million of proceeds, and

  •
  the remaining proceeds in excess of the $175.0 million would be allocated on a pro-rata basis to the holders of the Class A shares and the Class B shares.

    For financial accounting purposes, the Class B shares were considered to be a "variable" plan since a holder of the shares had to be employed at the date of the change of control to receive fair value for the Class B shares. As a result, we did not recognize compensation expense prior to the consummation of the change of control event.

  •
  A charge of $17.8 million for payments made to holders of options to purchase Class A shares of EXCO Holdings less options held by the EXCO Holdings Employee Stock Participation Plan, or ESPP. This amount was paid to option holders at the time of the Equity Buyout by EXCO Holdings to purchase all stock options outstanding at that time. The amount represented the cumulative difference between the $5.197 per share proceeds for the Class A shares and the exercise price of the outstanding stock options times the number of stock options outstanding.

  •
  A charge of $8.3 million for payments made to our employees who were participants in the ESPP. This amount was paid by EXCO Holdings at the time of the Equity Buyout and was based upon shares of EXCO Holdings Class A and Class B common stock that were reserved, but unissued, for the ESPP. All employees on the date of the Equity Buyout who were not direct owners of EXCO Holdings Class A or Class B common stock received payments under the ESPP. For financial accounting purposes, the ESPP was considered to be a "variable" plan since, to be eligible, a recipient had to be employed at the date of the change of control to receive a payment. As a result, we did not recognize compensation expense prior to the consummation of the change of control event.

  •
  A charge of $2.6 million for accelerated payments made by EXCO Holdings to certain employees of EXCO Resources under the EXCO Holdings Employee Bonus Retention

    Plan, or the Retention Plan. The Retention Plan was accelerated, paid in full and terminated upon consummation of the Equity Buyout.

  •
  A non-cash charge of $3.0 million to $6.0 million, pending completion of our valuation analysis, as a result of the granting of options to purchase 4,979,575 shares of common stock of EXCO Holdings under the 2005 Long-Term Incentive Plan. The offset to this expense will be to shareholder's equity as additional paid-in capital. This non-cash charge is a result of Holdings II having adopted the provisions of SFAS 123(R) at the inception of Holdings II in August 2005.

Our liquidity, capital resources and capital commitments

General

Most of our growth has resulted from recent acquisitions and our development and exploitation program. Consistent with our strategy of acquiring and developing reserves, we have an objective of maintaining financing flexibility. In the past, we have utilized a variety of sources of capital to fund our acquisition, development and exploitation programs and to fund our operations. Our general financial strategy is to use a combination of cash received from the sales of oil and natural gas properties, cash flow from operations, bank financing and the sale or issuance of equity and debt securities to fund our operations, conduct development and exploitation activities and to fund acquisitions. We do not have a set budget for acquisitions as these tend to be opportunity driven. Historically, we have used the proceeds from the issuance of equity and debt securities and borrowings under our credit agreements to raise cash to fund acquisitions. Our ability to borrow from sources other than our credit agreement is subject to restrictions imposed by our lenders. In addition, our indenture governing our senior notes contains restrictions on incurring indebtedness and pledging our assets.

On February 10, 2005, we sold Addison for $443.3 million after contractual adjustments. The net cash proceeds may only be utilized by us in accordance with the terms of the indenture governing the senior notes and our credit agreement. In addition, $120.6 million of these proceeds are pledged as collateral under our credit agreement and the senior notes. The credit agreement security interest on these proceeds was released in conjunction with the commencement of the senior notes purchase offer on November 2, 2005 related to the sale of Addison, or the Addison senior notes purchase offer. Upon completion of the Addison senior notes purchase offer on December 7, 2005, the senior notes security interest was released.

On January 20, 2004, we issued $350.0 million aggregate principal amount of 7 1/4% senior notes due January 15, 2011. Additionally, on April 13, 2004, we completed a private placement of an additional $100.0 million aggregate principal amount of our 7 1/4% senior notes due January 15, 2011 having the same terms and governed by the same indenture as the notes issued on January 20, 2004. The notes issued April 13, 2004 were issued at a price of 103.25% of the principal amount plus interest accrued since January 20, 2004. We used approximately $98.8 million of the proceeds from the April 2004 offering to repay substantially all of the indebtedness outstanding under our Canadian credit agreement.

We had negative operating cash flow after changes in working capital of approximately $80.8 million for the nine months ended September 30, 2005. This was primarily the result of $67.6 million paid in January and March 2005 to terminate certain of our commodity price risk management contracts, of which $15.0 million was related to the sale of Addison and

$52.6 million was related to our U.S. production, and approximately $50.1 million in U.S. and Canadian taxes incurred on the gain from the sale of Addison. These payments were funded by cash received from the sale of Addison. At September 30, 2005, our cash and cash equivalents balance was $236.4 million, an increase of $210.0 million from December 31, 2004 primarily as a result of the sale of Addison on February 10, 2005. On January 18, 2005 and July 15, 2005, we made interest payments on our 7 1/4% senior notes totaling $32.6 million. Our working capital at September 30, 2005 increased to $189.3 million from a working capital deficit of $29.8 million at December 31, 2004 primarily as a result of the sale of Addison. See "—Commodity price risk management activities" below for a discussion of various transactions completed during the nine months ended September 30, 2005 with respect to our derivative contracts.

Acquisitions and capital expenditures

On January 27, 2004, we completed the North Coast acquisition. We funded the North Coast acquisition from the net proceeds from the $350.0 million offering of the senior notes.

The following table presents our capital expenditures for each of the periods ended December 31, 2002, predecessor period ended July 28, 2003, successor period ended December 31, 2003, non-GAAP combined totals for the 12 months ended December 31, 2003, December 31, 2004 and the nine months ended September 30, 2005.

(in thousands)	Predecessor year ended December 31, 2002	Predecessor for the 209 day period from January 1, 2003 through July 28, 2003	Successor for the 156 day period from July 29, 2003 to December 31, 2003	Non-GAAP combined 2003	Successor year ended December 31, 2004	Nine months ended September 30, 2005

Capital expenditures:
Property acquisitions	$24,087	$1,753	$14,183	$15,936	$88,347	$102,083
Acquisition of North Coast Energy, Inc., net of cash acquired	—			—	215,133	—
Development capital expenditures	7,079	2,574	5,778	8,352	36,742	39,900
Other	2,365	(192)	1,241	1,049	7,543	5,884

Total capital expenditures	$33,531	$4,135	$21,202	$25,337	$347,765	$147,867

On July 29, 2004, we acquired natural gas properties located in Rusk County, Texas for a total purchase price of $35.9 million ($35.6 million after contractual adjustments). Additionally, in August 2004, we paid $2.3 million to acquire additional interests in certain of the same properties after the seller was able to satisfy certain contractual obligations. Estimated total Proved Reserves acquired, net to our interest and as of the date of acquisition, include approximately 224 Mbbls of oil and 18.1 Bcf of natural gas. We funded the acquisition with $32.0 million in borrowings under our credit agreement and from surplus cash. The properties acquired consist of 32 producing natural gas wells, which we now operate, and a significant number of proved undeveloped and unproved drilling locations.

In November and December 2004 we acquired working interests in, and became operator of, 228 oil and natural gas wells and related natural gas gathering systems in Centre and Clearfield Counties, Pennsylvania. Estimated total Proved Reserves acquired, net to our interests and as of the date of acquisition, include approximately 23.3 Bcf of natural gas. We believe that there are 54 additional unproved drilling locations on these properties. The total purchase price, before contractual adjustments, was approximately $43.5 million and was funded with borrowings under our credit agreement.

On January 21, 2005, we acquired natural gas properties located in the Minden Field in East Texas for a total purchase price of $17.9 million (approximately $17.7 million net of contractual adjustments). Estimated total Proved Reserves acquired, net to our interest and as of the date of acquisition, include approximately 35 Mbbls of oil and 8.8 Bcf of natural gas. We funded the acquisition with $13.3 million in borrowings under our credit agreement and from surplus cash. The properties acquired consist of 13 producing natural gas wells, which we now operate, and a number of proved and unproved drilling locations. We also acquired a small natural gas gathering system as part of this acquisition for an additional $700,000.

In the third quarter of 2005, we acquired natural gas properties located in the Appalachia area for an aggregate purchase price of $81.7 million. Estimated total Proved Reserves, net to our interest and as of the date of acquisition, include approximately 48.7 Bcf of natural gas. We funded these acqusitions with surplus cash. The properties acquired consist of 744 producing natural gas wells, which we now operate, as well as 512 future drilling locations, of which 320 are classified as proved.

For the year 2005, we budgeted approximately $60.1 million for drilling, exploitation and development capital expenditures in the United States. As of September 30, 2005, we had incurred $39.9 million and we were contractually obligated to spend $4.2 million for our drilling and exploitation activities.

On a pro forma basis, we have budgeted approximately $159.1 million in 2006 for drilling, exploitation and operational capital expenditures, including $66.7 million for TXOK. We have also budgeted approximately $7.0 million in 2006 for our additional acquisition-related expenditures and approximately $1.6 million for information technology expenditures.

We expect to utilize our current cash balance, cash flow from operations and available funds under our credit agreement to fund our acquisitions, capital expenditures and working capital. During the nine months ended September 30, 2005, we completed seven sales of oil and natural gas properties. As of January 1, 2005, estimated total Proved Reserves net to our interest from these properties included approximately 0.3 Mmbbls of oil and NGLs and 18.4 Bcf of natural gas. The total sales proceeds we received were approximately $45.4 million. During the nine months ended September 30, 2004, we recorded revenue of approximately $5.0 million and oil and natural gas production costs of approximately $913,000 on these properties. During the nine months ended September 30, 2005, we recorded revenues of approximately $3.7 million and oil and natural gas production costs of approximately $1.2 million on these properties through the date of their respective dispositions. We also plan on selling additional non-strategic assets during the remainder of 2005.

We believe that our capital resources from existing cash balances, cash flow from operating activities and borrowing capacity under our credit agreement are adequate to meet the cash requirements of our business. However, future cash flows are subject to a number of variables including production volumes and oil and natural gas prices. If cash flows decline we would be required to reduce our capital expenditure budget which in turn may affect our production in future periods. Cash flow from operations and other capital resources may not provide cash in sufficient amounts to maintain or initiate planned levels of capital expenditures. We have experienced increased costs for tubular goods and for certain services during 2004 and 2005. Further, we have encountered difficulties in contracting for drilling rigs and other services due to high demand. Currently, we do not believe that these conditions have had a significant impact upon our capital expenditures programs or our results of operations. If these conditions continue, however, projects may be delayed due to lack of services or materials or we may have to delay projects to stay within our capital budget.

In accordance with the terms of the indenture governing our senior notes, at the time of the closing of the Addison disposition, the security interest of the holders of our senior notes in two-thirds of the common stock of Addison was released and a second lien security interest (behind the first lien security interest under our credit agreement) was effected in $120.6 million of cash equivalents, which represented two-thirds of the net cash proceeds from the sale of the Addison stock. An additional $75.9 million of proceeds from the Addison disposition were applied to temporarily pay down borrowings under our credit agreement to a nominal amount. The remaining Addison disposition proceeds of $130.3 million were invested in short-term investments as permitted under our credit agreement and the indenture governing our senior notes. The net cash proceeds from the Addison disposition as determined under the indenture governing our senior notes was $326.8 million and may be used only in accordance with the terms of the indenture. Section 4.07 of the indenture provided that the net cash proceeds from an asset disposition must be used to permanently reduce debt, reinvest in our business or make an offer to the holders to repurchase their senior notes. As of November 2, 2005, all but $120.6 million of net proceeds had been used to repay debt or have been reinvested in our business.

On November 2, 2005, we commenced an offer to the holders of senior notes to repurchase up to $120.6 million of senior notes at 100% of the principal amount plus accrued and unpaid interest of the notes pursuant to Section 4.07 of the indenture. Simultaneously therewith, we commenced an offer to repurchase all outstanding senior notes at 101% of the principal amount plus accrued and unpaid interest in connection with the change of control provision contained in the indenture as a result of the Equity Buyout. Upon completion of the offer to repurchase related to the Addison sale on December 7, 2005, the second lien security interest on $120.6 million of the proceeds from the sale and the general restrictions under section 4.07 of the indenture on the entire proceeds terminated.

7 1/4% senior notes due January 15, 2011

On January 20, 2004, we issued $350.0 million principal amount of our 7 1/4% senior notes due January 15, 2011 pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended, or the Securities Act, at a price of 100% of the principal amount. Approximately $168.3 million of the proceeds of the issuance of the senior notes was used to finance the acquisition of outstanding common stock, options and warrants of North Coast along with associated fees and expenses. Of the remaining proceeds, $113.8 million was used to repay a portion of our debt under our U.S. credit agreement, North Coast's credit facility indebtedness and accrued interest and fees, $50.1 million was used to repay in full principal and interest on our senior term loan, approximately $10.6 million was used to pay fees and costs associated with the offering, with the remainder, approximately $7.2 million, available for general working capital purposes.

On April 13, 2004, we issued an additional $100.0 million principal amount of our 7 1/4% senior notes due January 15, 2011 pursuant to Rule 144A at a price of 103.25% of the principal amount having the same terms and governed by the same indenture as the senior notes issued on January 20, 2004. Of the total proceeds of $103.3 million, approximately $98.8 million was used to repay substantially all of our outstanding indebtedness under the Canadian credit agreement, approximately $1.2 million was used for fees and expenses associated with the offering, with the remainder, approximately $3.3 million, available for general working capital purposes.

As required by the senior notes registration rights agreements, we exchanged the senior notes for a new issue of substantially identical notes registered under the Securities Act. The exchange offer expired on May 28, 2004 and holders of all but $300,000 of the senior notes accepted our offer. The exchange offer was closed on June 1, 2004.

Interest is payable on the senior notes semi-annually in arrears on January 15 and July 15 of each year. The senior notes mature on January 15, 2011. Prior to January 15, 2007, we may redeem all, but not less than all, of the senior notes in cash at a redemption price equal to 100% of the principal amount of the senior notes plus a premium. We may redeem some or all of the senior notes beginning on January 15, 2007 for the redemption price set forth in the senior notes. On November 2, 2005, we commenced two offers to the holders of our senior notes to purchase their senior notes at 100% and 101%, respectively, of the principal amount of the senior notes plus accrued and unpaid interest. The offer at 100% of the principal amount of the senior notes, or the Addison sale offer, was made pursuant to Section 4.07 of the indenture governing the senior notes. Section 4.07 restricted our use of the net proceeds from the sale of Addison. The Addison sale offer was for up to $120.6 million of senior notes, which represented the net proceeds remaining from the sale of Addison. This offer expired on December 2, 2005 and $5,000 in principal amount of senior notes were tendered pursuant to this offer. The remaining net proceeds from the sale of Addison have been released from the pledge of collateral under the indenture and will no longer be restricted as to their use under Section 4.07.

The Equity Buyout constituted a change of control under the indenture governing our senior notes. As required by the indenture, we commenced an offer to purchase all $450.0 million of senior notes outstanding at 101% of the principal amount plus accrued and unpaid interest through the date of purchase. The change of control offer expired on December 9, 2005 and $5.3 million in principal amount of senior notes were tendered, which was paid with available cash on hand, including the remaining net proceeds from the sale of Addison.

The indenture governing the senior notes contains covenants which limit our ability and the ability of certain of our subsidiaries to:

  •
  incur or guarantee additional debt and issue certain types of preferred stock;

  •
  pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

  •
  make investments;

  •
  create liens on our assets;

  •
  enter into sale/leaseback transactions;

  •
  create restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

  •
  engage in transactions with our affiliates;

  •
  transfer or issue shares of stock of subsidiaries;

  •
  transfer or sell assets; and

  •
  consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

Concurrently with this offering, TXOK and its subsidiaries will become restricted subsidiaries under and guarantors of the senior notes.

Credit agreement

On January 27, 2004, our credit agreement was amended and restated to provide for borrowings up to $250.0 million with a borrowing base of $120.0 million. The amendment also provided for an extension of the credit agreement maturity date to January 27, 2007. Upon the issuance of the $100.0 million in additional 7 1/4% senior notes on April 13, 2004, the credit agreement borrowing base was reduced to $95.0 million. Effective June 28, 2004, the borrowing base was redetermined at $145.0 million. Effective October 8, 2004 and again on August 12, 2005, the borrowing base was reaffirmed at $145.0 million. The borrowing base will be redetermined each May 1 and November 1 thereafter. Our borrowing base is determined based on a number of factors including commodity prices. We use derivative financial instruments to lessen the impact of volatility in commodity prices. At September 30, 2005, we had $1,000 of outstanding indebtedness. Pursuant to the interim bank loan incurred by Holdings II in connection with the Equity Buyout on October 3, 2005, total advances under our credit agreement cannot exceed $10.0 million until the interim bank loan is repaid in full. Borrowings under our amended and restated credit agreement are collateralized by a first lien mortgage providing a security interest in 90% of our U.S. oil and natural gas properties including North Coast. In addition, a first lien security interest was effected in $120.6 million of cash equivalents, which represents two-thirds of the net cash proceeds from the sale of the Addison stock. This security interest was released in conjunction with the commencement of the Addison senior notes purchase offer on November 2, 2005. At our election, interest on borrowings may be (i) the greater of the administrative agent's prime rate or the federal funds effective rate plus 0.50% plus an applicable margin or (ii) LIBOR plus an applicable margin. At September 30, 2005, the six month LIBOR rate was 4.23%, which would result in an interest rate of approximately 5.48% on any new indebtedness we may incur under the credit agreement.

On September 30, 2005, we entered into the Fourth Amendment to the credit agreement, which amended the credit agreement to, among other things (i) permit the acquisition of EXCO Holdings by Holdings II, (ii) adjust the restriction on sales of assets by the borrowers and certain subsidiary guarantors under the credit agreement and the application of the proceeds from such sales of assets and (iii) permit the redemption of our senior notes pursuant to the terms of the indenture.

Financial covenants and ratios.    Our amended and restated credit agreement contains certain financial covenants and other restrictions which require that we:

  •
  maintain a ratio of our consolidated current assets to consolidated current liabilities (as defined under our credit agreement) of at least 1.0 to 1.0 at the end of any fiscal quarter;

  •
  not permit our ratio of consolidated funded debt to consolidated EBITDA (as defined under our credit agreement) to be greater than (i) 4.35 to 1.00 at the end of each fiscal quarter ending on or before March 31, 2005 and (ii) 4.00 to 1.00 on June 30, 2005 and at the end of each fiscal quarter thereafter;

  •
  not permit our ratio of consolidated funded debt (other than the senior notes) to consolidated EBITDA (as defined under our credit agreement) to be greater than (i) 3.25 to 1.0 at the end of each fiscal quarter ending prior to June 30, 2004 and (ii) 3.00 to 1.00 on June 30, 2004 and at the end of each fiscal quarter thereafter; and

  •
  not permit our ratio of consolidated EBITDA to consolidated interest expense (as defined under our credit agreement) to be less than 2.5 to 1.0 at the end of each fiscal quarter.

Additionally, the credit agreement contains a number of other covenants regarding our liquidity and capital resources, including restrictions on our ability to incur additional indebtedness, restrictions on our ability to pledge assets, and a prohibition on the payment of dividends on our common stock.

Following completion of this offering, we intend to combine the TXOK credit facility into our credit agreement with a new borrowing base reflecting the addition of the TXOK assets. TXOK and its subsidiaries would become co-borrowers under our credit agreement.

As of September 30, 2005, we were in compliance with the covenants contained in our credit agreement.

Senior term loan.    On October 17, 2003, we entered into a $50.0 million senior term credit agreement. We borrowed all $50.0 million under the senior term agreement and we used the proceeds to repay a portion of our indebtedness under our credit agreement. The senior term loan was paid in full on January 27, 2004 from the proceeds of the $350.0 million of 7 1/4% senior notes issued on January 20, 2004.

Dividend restrictions.    We have not paid any cash dividends on our common stock. In addition, our credit agreement and the indenture governing our senior notes currently prohibit us from paying dividends on our common stock. Even if our credit agreement and the indenture governing our senior notes permitted us to pay cash dividends, we can make those payments only from our surplus (the excess of the fair value of our total assets over the sum of our liabilities plus our total paid-in share capital). In addition, we can pay cash dividends only if after paying those dividends we would be able to pay our liabilities as they become due.

Derivative financial instruments

We may use derivative financial instruments to manage exposure to commodity prices, foreign currency and interest rate risks. Our objectives for holding derivatives are to minimize risks using the most effective methods to eliminate or reduce the impacts of these exposures.

Commodity price risk management activities

Our production is generally sold at prevailing market prices. However, we periodically enter into commodity price risk management contracts for a portion of our production to support our acquisiton strategy and when market conditions are deemed favorable and oil and natural gas prices exceed our minimum internal price targets.

Our objective in entering into commodity price risk management contracts is to manage price fluctuations, protect our returns on investments, and achieve a more predictable cash flow in connection with our acquisition activities and borrowings related to these activities. These transactions limit exposure to declines in prices, but also limit the benefits we would realize if prices increase. During January and March 2005, we closed several of our commodity price risk management contracts upon the payment of $67.6 million to our counterparties, of which $15.0 million was related to the sale of Addison and $52.6 million was related to our production. We also entered into new commodity price risk management contracts at higher prices.

As of September 30, 2005, on pro forma basis, we had contracts in place for the volumes and prices shown in the tables below:

	Swaps
(In thousands, except average contract prices)	NYMEX gas volume— Mmbtus	Weighted average contract price per Mmbtu	HSC gas volume— Mmbtus(1)	Weighted average contract price per Mmbtu(1)	PEPL gas volume— Mmbtus(2)	Weighted average contract price per Mmbtu(2)	Basis protection volume— Mmbtus	Weighted average differential to NYMEX	NYMEX oil volume— Bbls	Weighted average contract price per Bbl

Q4 2005	3,998	$7.36	1,220	$5.41	610	$6.10	226	$(0.57)	110	$48.66
2006	19,113	8.06	—	—	—	—	5,475	(0.32)	334	66.75
2007	20,570	7.84	—	—	—	—	—	—	369	64.63
2008	15,990	8.05	—	—	—	—	—	—	327	62.67
2009	7,705	7.14	—	—	—	—	—	—	120	60.80
2010	6,985	6.63	—	—	—	—	—	—	108	59.85
2011	1,825	4.51	—	—	—	—	—	—	—	—
2012	1,830	4.51	—	—	—	—	—	—	—	—
2013	1,825	4.51	—	—	—	—	—	—	—	—

	Floors				Ceilings
(In thousands, except average contract prices)	Gas volume— Mmbtus	Weighted average contract price per Mmbtu	Oil volume—Bbls	Weighted average contract price per Bbl	Gas volume—Mmbtus	Weighted average contract price per Mmbtu	Oil volume—Bbls	Weighted average contract price per Bbl

Q4 2005	267	$4.25	—	$—	—	$—	—	$—
2006	5,475	6.15	108	50.35	5,475	10.00	108	60.00

(1)
Gains and losses are calculated based on the difference between the weighted average contract price and the settlement price of the Houston Ship Channel index for the corresponding period multiplied by the corresponding volume.

(2)
Gains and losses are calculated based on the difference between the weighted average contract price and the settlement price of the Panhandle Pipeline index for the corresponding period multiplied by the corresponding volume.

As of September 30, 2005, we had contracts in place for the volumes and prices shown in the tables below:

	Swaps
(in thousands, except average contract prices)	NYMEX gas volume—Mmbtus	Weighted average contract price per Mmbtu	Basis protection volume—Mmbtus	Weighted average differential to NYMEX	NYMEX oil volume—Mmbtus	Weighted average contract price per Bbl

Q4 2005	3,818	$7.08	226	$(0.57)	55	$52.84
2006	14,418	6.93	—	—	237	67.04
2007	12,410	6.58	—	—	201	64.99
2008	9,150	7.52	—	—	183	63.00
2009	1,825	4.51	—	—	—	—
2010	1,825	4.51	—	—	—	—
2011	1,825	4.51	—	—	—	—
2012	1,830	4.51	—	—	—	—
2013	1,825	4.51	—	—	—	—

	Floor
(in thousands, except average contract prices)	Gas volume— Mmbtus	Weighted average contract price per Mmbtu
Q4 2005	267	$4.25

As of September 30, 2005, TXOK had contracts in place for the volumes and prices shown in the tables below:

	Swaps
(in thousands, except average contract prices)	NYMEX gas volume— Mmbtus	Weighted average contract price per Mmbtu	HSC gas volume— Mmbtus(1)	Weighted average contract price per Mmbtu(1)	PEPL gas volume— Mmbtus(2)	Weighted average contract price per Mmbtu(2)	Basis protection volume— Mmbtus	Weighted average differential to NYMEX	NYMEX oil volume— Bbls	Weighted average contract price per Bbl

Q4 2005	180	$13.29	1,220	$5.41	610	$6.10	—	$—	55	$44.47
2006	4,695	11.54	—	—	—	—	5,475	(0.32)	97	66.02
2007	8,160	9.75	—	—	—	—	—	—	168	64.20
2008	6,840	8.77	—	—	—	—	—	—	144	62.25
2009	5,880	7.95	—	—	—	—	—	—	120	60.80
2010	5,160	7.38	—	—	—	—	—	—	108	59.85

	Floors				Ceilings
(in thousands, except average contract prices)	Gas volume— Mmbtus	Weighted average contract price per Mmbtu	Oil volume— Bbls	Weighted average contract perce per Bbl	Gas volume— Mmbtus	Weighted average contract price per Mmbtu	Oil volume— Bbls	Weighted average contract price per Bbl

Q4 2005	—	$—	—	$—	—	$—	—	$—
2006	5,475	6.15	108	50.35	5,475	10.00	108	60.00

(1)
Gains and losses are calculated based on the difference between the weighted average contract price and the settlement price of the Houston Ship Channel index for the corresponding period multiplied by the corresponding volume.

(2)
Gains and losses are calculated based on the difference between the weighted average contract price and the settlement price of the Panhandle Pipeline index for the corresponding period multiplied by the corresponding volume.

We occasionally enter into fixed-price physical delivery contracts as well as commodity price swap derivatives to manage price risk with regard to a portion of our oil and natural gas production.

Off-balance sheet arrangements

On October 3, 2005, we entered into an agreement with JPMorgan Chase Bank, N.A., as agent for certain lenders, in connection with the interim bank loan. The principal amount outstanding of the interim bank loan is $350.0 million. Pursuant to the terms of the agreement, we agreed to redeem all of our outstanding senior notes if the interim bank loan is not repaid on or prior to July 3, 2006. Upon completion of the redemption, if any, we and our subsidiaries will deliver guarantees of the exchange notes issuable by EXCO Holdings upon maturity of the interim bank loan.

Contractual obligations and commercial commitments

The following table presents a summary of our contractual obligations at September 30, 2005, together with existing contractual obligations accelerated on October 3, 2005 and new contractual obligations entered into on November 4, 2005, with set and determinable payments.

	Payments due by period
(in thousands)	2005	2006-2007	2008-2009	2010 and thereafter	Total

Contractual obligations:
Long-term debt—senior notes(1)	$—	$—	$—	$450,000	$450,000
Long-term debt—credit agreement(2)	—	1	—	—	1
Derivative financial instruments(3)	26,383	103,856	13,980	12,330	156,549
Operating leases	916	5,002	4,210	1,436	11,564
Drilling/work commitments	4,171	—	—	—	4,171
Contract drilling commitment(4)	1,350	25,184	—	—	26,534
Management retention payments(5)	2,800	—	—	—	2,800

Total contractual cash obligations	$35,620	$131,043	$18,190	$463,766	$651,619

(1)
Our senior notes are due on January 15, 2011. The annual interest obligation on our senior notes is $32.6 million.

(2)
Our credit agreement is due on January 27, 2007.

(3)
Derivative financial instruments represent net liabilities for oil and natural gas commodity derivatives that were valued as of September 30, 2005. The ultimate settlement amounts of our derivative financial instruments are unknown because they are subject to continuing market risk. See "—Quantitative and qualitative disclosure about market risk" and "Note 12. Derivative financial instruments" of the notes to our consolidated financial statements for additional information regarding our derivative financial instruments.

(4)
Agreement signed on November 4, 2005.

(5)
Amounts paid in full as part of the October 3, 2005 Equity Buyout.

Quantitative and qualitative disclosure about market risk

Some of the information below contains forward-looking statements. The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risks. The term "market risk" refers to the risk of loss arising from adverse changes in oil and natural gas prices, interest rates charged on borrowings and earned on cash equivalent investments, and adverse changes in the market value of marketable securities. The disclosure is not meant to be a precise indicator of expected future losses, but rather an indicator of reasonably possible losses. This forward-looking information provides an indicator of how we view and manage our ongoing market risk exposures. Our market risk sensitive instruments were entered into for hedging and investment purposes, not for trading purposes.

Commodity price risk

Our major market risk exposure is in the pricing applicable to our oil and natural gas production. Realized pricing is primarily driven by the prevailing worldwide price for crude oil and spot market prices for natural gas. Pricing for oil and natural gas production is volatile.

The following table sets forth our commodity price risk management activities as of September 30, 2005.

(in thousands, except prices and differentials)	Volume Mmbtus/Bbls	Weighted average strike price per Mmbtu/Bbl	Weighted average differential to NYMEX	Fair value at September 30, 2005

Natural Gas:
Swaps:
Remainder of 2005	3,818	$7.08		$(26,187)
2006	14,418	6.93		(66,769)
2007	12,410	6.58		(37,195)
2008	9,150	7.52		(9,016)
2009	1,825	4.51		(4,973)
2010	1,825	4.51		(3,801)
2011	1,825	4.51		(3,201)
2012	1,830	4.51		(2,820)
2013	1,825	4.51		(2,508)

	48,926			(156,470)

Basis Protection Swaps:
Remainder of 2005	226		$(0.57)	547

	226			547

Floor Prices:
Remainder of 2005	267	4.25		—

	267			—

Total Natural Gas				(155,923)

Oil:
Swaps:
Remainder of 2005	55	52.84		(743)
2006	237	67.04		72
2007	201	64.99		36
2008	183	63.00		9

Total Oil	676			(626)

Total Oil and Natural Gas				$(156,549)

At September 30, 2005, the average forward NYMEX oil prices per Bbl for the remainder of calendar 2005 and for 2006 were $66.62 and $66.72, respectively, and the average forward NYMEX natural gas prices per Mmbtu for the remainder of calendar 2005 and for 2006 were $14.07 and $11.46, respectively.

Realized gains or losses from the settlement of derivative financial instruments are recorded in our financial statements as increases or decreases in commodity price risk management activities. For example, using the oil swaps in place at September 30, 2005, if the settlement price exceeded the actual weighted average strike price of $52.84, then a reduction in commodity price risk management activities revenue would have been recorded for the difference between the settlement price and $52.84 multiplied by the hedged volume of 55,000 Bbls. Conversely, if the settlement price was less than $52.84, then an increase in commodity price risk management activities revenue would have been recorded for the difference between the settlement price and $52.84 multiplied by the hedged volume of 55,000 Bbls. For example, for a hedged volume of 55,000 Bbls, if the settlement price was $53.84, then commodity price risk management activities revenue would have decreased by $55,000. Conversely, if the settlement price was $51.84, commodity price risk management activities revenue would have increased by $55,000.

Interest rate risk

At September 30, 2005, our exposure to interest rates related primarily to borrowings under our credit agreement and interest earned on short-term investments. The interest rate is fixed at 7 1/4% on our $450.0 million in senior notes. As of September 30, 2005, we were not using any derivatives to manage interest rate risk. Interest is payable on borrowings under our credit agreement based on a floating rate as more fully described in "Management's discussion and analysis of financial condition and results of operations—Our liquidity, capital resources and capital commitments." At September 30, 2005, we had $1,000 in outstanding borrowings under our credit agreement. The interest we pay on these borrowings is set periodically based upon market rates. A 1% change in the market value would not have a significant effect on interest on these borrowings.

Marketable securities risk

As a result of our sale of Addison, we have a substantial cash position as of September 30, 2005. In addition, we only have a nominal amount of indebtedness outstanding under our credit agreement. In compliance with the indenture governing our senior notes, we have invested our cash in short-term commercial paper having an average maturity of 30 days or in overnight funds at J.P. Morgan Securities Inc. The commercial paper is issued by issuers having a credit rating of A1/P1 or better. Our principal risks with respect to these investments are interest rate risk and default risk. At September 30, 2005, we had approximately $204.5 million of such cash equivalent investments. On November 2, 2005, in conjunction with the Addison sale offer, we deposited $120.6 million with an indenture trustee. The funds are invested in U.S. government securities. A 1% change in market value would affect interest on these investments by approximately $2.0 million per year.

Foreign currency exchange rate risk

At September 30, 2005, we had a current receivable in the amount of Cdn. $14.6 million ($12.1 million) and a current payable in the amount of Cdn. $1.6 million ($1.4 million) related to the sale of Addison that are denominated in Canadian dollars. Foreign currency exchange gains and/or losses related to these amounts have not been significant. The receivable and payable are translated monthly using current exchange rates, with any resulting unrealized transaction gain or loss being recognized as other income (expense) in our statement of operations. As of September 30, 2005, we were not using any derivatives to manage foreign currency exchange rate risk. The liability was paid on October 11, 2005.

Equity price risk

Our investments in marketable equity securities are recorded at market value. We consider these investments to be "available for sale," which means that unrealized gains and losses are excluded from earnings and included in other comprehensive income unless the decline in the fair value of the investments is "other than temporary." As of September 30, 2005, we had no investments in marketable equity securities.

Other market risk

During 2000 and through September 2001, we entered into several swap transactions with Enron North America Corp., an affiliate of Enron Corp. On December 2, 2001, Enron Corp. and other Enron related entities, including Enron North America, filed for bankruptcy under Chapter 11 of the United States Code in the United States Bankruptcy Court. We terminated our Enron hedges and discontinued hedge accounting for our Enron derivatives effective December 5, 2001. At July 29, 2003, the date of the going private transaction, we had valued our asset from Enron at $2.8 million, or approximately 20% of the value on the day we terminated our positions. This valuation was based on the low range of informal offers we received for our position with Enron and other market information. In April 2004, we sold this claim to a third party for approximately $4.7 million.

Business

Our company

We are an independent oil and natural gas company engaged in the acquisition, development and exploitation of onshore North American oil and natural gas properties. Our operations are focused in key North American oil and natural gas areas including Appalachia, East Texas, Mid-Continent, Permian, and the Rockies. Since the beginning of 1998, on a pro forma basis, we have completed 136 acquisitions totaling 941.2 Bcfe of Proved Reserves, calculated as of the effective date of purchase, for approximately $1.4 billion. Included in these amounts are the January 2004 acquisition of North Coast for $225.1 million and the September 2005 acquisition of ONEOK Energy by TXOK for $634.8 million after contractual adjustments. The North Coast acquisition added 171.1 Bcfe of Proved Reserves, as estimated as of September 30, 2003, and established a new core operating area for us in the Appalachian Basin, which positioned us to benefit from the attractive qualities of the basin and to capitalize on consolidation opportunities in the area. The acquisition of ONEOK Energy will add 223.3 Bcfe of Proved Reserves, as estimated as of July 31, 2005, and will strengthen our position in the East Texas and Mid-Continent areas. Both acquisitions significantly increase our pro forma multi-year inventory of development drilling locations and exploitation projects.

The following table sets forth summary information regarding Proved Reserves, PV-10 of Proved Reserves and Standardized Measure of Proved Reserves as of September 30, 2005:

						PV-10(1)(2)	Standardized measure(1)(2)
	Natural gas (Bcf)	Crude oil (Mmbbl)	NGLs (Mmbbl)	Total (Bcfe)		Amount (in millions)	Amount (in millions)

September 30, 2005:
U.S. (excluding Appalachia)	133.5	5.5	0.4	168.9		$619.3	$413.9
Appalachia	280.1	1.5	—	289.1		1,292.1	862.8

EXCO	413.6	7.0	0.4	458.0		1,911.4	1,276.7

ONEOK Energy	200.9	4.2	—	226.1		1,162.5	824.4

Total pro forma Proved Reserves	614.5	11.2	0.4	684.1	(3)	$3,073.9	$2,101.1

(1)
The total Proved Reserves and PV-10 of the Proved Reserves as used in this table were prepared by us. Lee Keeling and Associates audited properties representing approximately 80% of our Proved Reserves. The amount of estimated future abandonment costs, the PV-10 of those costs and the Standardized Measure used in this table were determined by us. The Standardized Measure represents the PV-10 after giving effect to income taxes, and is calculated in accordance with SFAS 69.

(2)
The PV-10 data does not include the effects of income taxes or commodity price risk management activities, and is based on September 30, 2005 NYMEX spot prices of $13.92 per Mmbtu for natural gas and $66.24 per Bbl for oil adjusted for historical differentials between NYMEX and local prices.

(3)
Includes 54.9 Bcfe of proved developed non-producing reserves.

Our PV-10 is an estimate of future net revenues from a property at the date indicated, after deducting production and ad valorem taxes, future capital costs, abandonment costs and operating expenses, but before deducting federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the net revenue stream and should not be construed as being the fair market value of the properties. Estimates have been made using constant oil, natural gas and NGL prices and operating costs at the date indicated. The prices used do not reflect any adjustments for derivatives. We believe that the PV-10 before income taxes, while not a financial measure in accordance with GAAP, is an important financial measure used by investors and independent oil and natural gas producers for evaluating the relative significance of oil and natural gas properties and acquisitions because the tax characteristics of comparable companies can differ materially.

The Standardized Measure represents the PV-10 after giving effect to income taxes, and is calculated in accordance with SFAS 69.

The following table provides a reconciliation of our PV-10 to our Standardized Measure as of September 30, 2005:

(in millions)	EXCO (excluding Appalachia)	Appalachia	Total EXCO	ONEOK Energy	Total pro forma Proved Reserves

PV-10	$619.3	$1,292.1	$1,911.4	$1,162.5	$3,073.9
Future income taxes	(476.5)	(1,168.0)	(1,644.5)	(676.7)	(2,321.2)
Discount of future income taxes at 10% per annum	271.1	738.7	1,009.8	338.6	1,348.4

Standardized Measure	$413.9	$862.8	$1,276.7	$824.4	$2,101.1

Our business strategy

We plan to achieve reserve, production, and cash flow growth by executing our strategy as highlighted below:

    •
    Exploit our multi-year, development inventory
    We have a multi-year inventory of development drilling locations and exploitation projects. This inventory consists of step-out drilling, infill drilling, workovers, and recompletions. We have identified over 2,000 drilling locations and exploitation projects across our properties. From January 1, 2002 to September 30, 2005, we have drilled 218 wells and completed 210 wells resulting in a 96% drilling success rate.

    •
    Seek acquisitions that meet our strategic and financial objectives
    We maintain a disciplined acquisition process to seek and acquire properties that have established production histories and value enhancement potential through development drilling and exploitation projects. Our January 2004 acquisition of North Coast in the Appalachian Basin and the acquisition of ONEOK Energy in the East Texas and the Mid-Continent areas are examples of this strategy.

    •
    Actively manage our portfolio and associated costs
    We regularly review our properties to identify cost savings opportunities and divestiture candidates. We actively seek to dispose of properties with higher operating costs and properties that are not within our core geographic operating areas. We also seek to opportunistically divest properties in areas in which acquisitions and investment economics no longer meet our objectives, most notably evidenced by the sale of our Canadian operations for $443.3 million in February 2005.

    •
    Maintain financial flexibility
    We employ the use of debt along with a comprehensive commodity price risk management program to support our acquisition strategy. This approach enhances our ability to execute our business plan over the entire commodity price cycle, protect our returns on investment, and manage our capital structure.

Our strengths

We have a number of strengths that we believe will help us successfully execute our strategy.

    •
    Experienced management team with significant employee ownership
    Our management team has led both public and private oil and natural gas companies over the past 20 years and has an average of over 26 years of industry experience in acquiring, developing, and exploiting oil and natural gas properties. Our management team first purchased a significant ownership interest in us in December 1997, and since then we have achieved substantial growth in reserves and production. Since the beginning of 1998, we have increased our Proved Reserves from 4.7 Bcfe to 684.1 Bcfe on a pro forma basis, and our average daily production increased from less than 1 Mmcfe per day in 1997 to 118.9 Mmcfe per day in September 2005, on a pro forma basis. Importantly, our management team and employees will own approximately 12.8% of our fully-diluted capital stock after this offering, which aligns their objectives with those of our shareholders.

    •
    High quality asset base in attractive regions
    We own and plan to maintain a geographically diversified reserve base. On a pro forma basis, our principal operations are in the Appalachia, East Texas, Mid-Continent, Permian, and Rockies areas. Our properties are generally characterized by:

    •
    long reserve lives;

    •
    a multi-year inventory of development drilling and exploitation projects;

    •
    high drilling success rates; and

    •
    a high natural gas concentration.

    •
    Operational control
    We operate a significant portion of our properties, which permits us to manage our operating costs and better control capital expenditures as well as the timing of development and exploitation activities. As of September 30, 2005, on a pro forma basis we operated 88% of our properties based on our Proved Reserves.

Summary of geographic areas of operation

The following tables set forth summary operating information attributable to our principal geographic areas of operation as of September 30, 2005 on a pro forma basis:

Areas	Total proved reserves (Bcfe)(1)	PV-10 (in millions) (1)(2)	Average September daily net production (Mmcfe/d)	Reserve life (years)

Appalachia	289.1	$1,292.1	36.4	21.8
East Texas(3)	168.2	804.4	34.4	13.4
Mid-Continent(3)	111.7	584.5	30.6	10.0
Permian	60.8	213.5	9.2	18.1
Rockies	48.6	158.4	7.0	19.0
Other	5.7	21.0	1.3	12.0

Total	684.1	$3,073.9	118.9	15.8

Areas	Identified drilling locations(4)	Identified exploitation projects(5)	Total gross acreage	Total net acreage

Appalachia	1,053	83	665,919	639,077	(6)
East Texas(7)	209	171	56,579	31,669
Mid-Continent(7)	193	178	177,992	103,435
Permian	84	33	47,755	27,394
Rockies	59	55	56,439	30,108
Other	3	17	8,100	4,461

Total	1,601	537	1,012,784	836,144

(1)
The total Proved Reserves and PV-10 as used in this table were prepared by our internal engineers. Lee Keeling and Associates audited properties representing approximately 80% of our Proved Reserves. The Proved Reserves and PV-10 for each area were determined by our internal engineers.

(2)
The PV-10 data used in this table is based on September 30, 2005 NYMEX spot prices of $13.92 per Mmbtu for natural gas and $66.24 per Bbl for oil, in each case adjusted for historical differentials between NYMEX and local prices. Market prices for oil and natural gas are volatile. See "Risk factors—Risks relating to our business." We believe that PV-10 before income taxes, while not a financial measure in accordance with generally accepted accounting principles, is an important financial measure used by investors and independent oil and natural gas producers for evaluating the relative significance of oil and natural gas properties and acquisitions because the tax characteristics of comparable companies can differ materially. The total Standardized Measure for our Proved Reserves as of September 30, 2005 was $2,101.1 million. The Standardized Measure represents the PV-10 after giving effect to income taxes, and is calculated in accordance with SFAS 69. The amount of estimated future abandonment costs, the PV-10 of these costs and the Standardized Measure were determined by us.

The following table provides a reconciliation of our PV-10 to our Standardized Measure as of September 30, 2005 on a pro forma basis:

(in millions)

PV-10	$3,073.9
Future income taxes	(2,321.2)
Discount of future income taxes at 10% per annum	1,348.4

Standardized Measure	$2,101.1

(3)
The table above includes the following information for ONEOK Energy:

Areas	Total proved reserves	PV-10	Average September daily net production	Reserve life

East Texas	133.9	$643.4	25.6	14.3
Mid-Continent	92.2	519.1	27.5	9.2

Total	226.1	$1,162.5	53.1	11.7

(4)
Identified drilling locations represent total gross drilling locations identified and scheduled by our management as an estimation of our multi-year drilling activities on existing acreage. Of the total locations shown in the table, 699 are classified as proved. Our actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, drilling results and other factors. See "Risk factors—Risks relating to our business."

(5)
Identified exploitation projects represent total gross exploitation projects, such as workovers, recompletions, and other non-drilling activities, identified and scheduled by our management as an estimation of our multi-year exploitation projects on existing acreage. Of the total exploitation projects shown in the table, 314 are classified as proved. Our actual exploitation projects may change depending on the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, and other factors. See "Risk factors—Risks relating to our business."

(6)
Includes 33,360, 28,485 and 42,747 net acres with leases expiring in 2006, 2007 and 2008, respectively.

(7)
The table above includes the following information for ONEOK Energy:

Areas	Identified drilling locations	Identified exploitation projects	Total gross acreage	Total net acreage

East Texas	120	162	48,417	25,273
Mid-Continent	186	151	135,184	79,496

Total	306	313	183,601	104,769

Our development and exploitation project areas

Appalachia

The Appalachian Basin includes portions of the states of Kentucky, Maryland, New York, Ohio, Pennsylvania, Virginia, West Virginia and Tennessee, and covers an area of over 185,000 square miles. It is the most mature oil and natural gas producing region in the United States, first establishing oil production in 1859. The Appalachian Basin is strategically located near high energy demand areas with limited supply. As a result, the natural gas from the area typically commands a higher well head price relative to other North American areas.

Although the Appalachian Basin has sedimentary formations indicating the potential for deposits of oil and natural gas reserves up to depths of 30,000 feet or more, most production in this area has been derived from relatively shallow, low porosity and permeability sand and shale formations at depths of 1,000 to 6,000 feet. Operations in the area are generally characterized by long Reserve Lives, high drilling success rates and a large number of low productivity wells in these shallow formations. In the Appalachian Basin, there are more than 200,000 producing wells and 3,100 operators, with most being relatively small, private enterprises. Our operations in the area primarily include development drilling on our existing acreage, as well as the acquisition of properties with established production and growth opportunities. We believe that the number of wells and operators presents a significant consolidation opportunity.

Central Pennsylvania Area

The Central Pennsylvania Area stretches across six counties in central Pennsylvania. At September 30, 2005, we had Proved Reserves of 76.3 Bcfe and 839 gross producing wells. We operate 100% of our Proved Reserves in this area. Production is primarily from the Upper

Devonian, Venango, Bradford, and Elk formations at depths from 1,800 to 4,600 feet. We have identified 568 total drilling locations and currently plan to drill 84 wells during 2006.

Ravenswood Area

The Ravenswood Area is located in the western portion of West Virginia. At September 30, 2005, we had Proved Reserves of 47.6 Bcfe and 588 gross producing wells. We operate 99% of our Proved Reserves in this area. Production in the Ravenswood area is primarily from the Mississippian and Devonian formations at depths of 2,500 to 4,400 feet. We have identified 26 total drilling locations and currently plan to drill eight wells during 2006.

Maben Area

The Maben Area is located in southwest West Virginia. At September 30, 2005, we had Proved Reserves of 34.8 Bcfe and 316 gross producing wells. We operate 100% of our Proved Reserves in this area. In Maben, we produce from the Mississippian and Devonian formations at depths ranging from 1,500 to 5,500 feet. Our drilling activity targets seven separate shallow formations, with a typical well completed in two or more horizons. We have identified 45 total drilling locations and currently plan to drill six wells during 2006.

Adamsville Area

The Adamsville Area is located in South Central Ohio. At September 30, 2005, we had Proved Reserves of 12.7 Bcfe and 357 gross producing wells. We operate 99% of our Proved Reserves in this area. Adamsville produces from the Clinton reservoir and the Knox series at depths from 3,000 to 6,300 feet. We have identified 31 total drilling locations and currently plan to drill five wells during 2006.

Jamestown Area

The Jamestown Area is located in western Pennsylvania. At September 30, 2005, we had Proved Reserves of 17.7 Bcfe. We operate 120 gross producing wells which represent 100% of our Proved Reserves in the area. Production is primarily from the Medina Sandstone formation at depths of 4,500 to 5,100 feet. We currently plan to drill 31 wells during 2006 and we have identified 99 total drilling locations.

East Texas

The East Texas area is a part of the Cotton Valley Sand trend, which covers parts of the East Texas Basin and the Northern Louisiana Salt Basin. The ONEOK Energy acquisition will significantly enhance our position in this area. We are targeting tight sand reservoirs along the Cotton Valley Sand trend at depths of 6,500 to 12,000 feet. Operations in the area are generally characterized by long-lived reserves, high drilling success rates and wells with relatively high initial production rates. Due to the tight nature of the reservoirs, development programs in the area are mostly focused on infill development drilling. Many areas have been down spaced to 80-acres per well, with some areas having economically established 40 acre spacing.

Cotton Valley Area

Within our Cotton Valley Area, we are active in Rusk, Upshur and Gregg Counties in Texas primarily across four fields—Oak Hill, Minden, Glenwood and White Oak. At September 30,

2005 on a pro forma basis, we had Proved Reserves of 167.0 Bcfe and 457 gross producing wells. We operate 96% of our pro forma Proved Reserves in this area. We are focused on developing the Lower Cotton Valley (Taylor) and Upper Cotton Valley sands at depths of 10,400 to 11,000 feet, the Pettit Lime at depths of 7,000 to 8,500 feet and Travis Peak Sands at depths of 7,800 to 9,000 feet. Our natural gas is gathered through our own gathering lines in these fields. Including the ONEOK Energy properties, we currently plan to drill 44 wells during 2006 and have identified 209 total drilling locations.

Mid-Continent

Our Mid-Continent area includes parts of Oklahoma, southwestern Kansas and the Texas Panhandle. The major properties in the Mid-Continent area are being acquired in the ONEOK Energy acquisition and are located in the Anadarko Shelf and Anadarko Basin of Oklahoma. The Mid-Continent area is characterized by stratigraphic plays with multiple, stacked pay zones and more complex geology than in our other operating areas. Similar to our other operating areas, the Mid-Continent area contains a number of fields with long production histories. We also recognize the potential for additional attractive acquisition opportunities, as this area contains a number of smaller operators seeking liquidity opportunities and some larger companies seeking to divest non-core assets.

Mocane-Laverne Field

Our Mocane-Laverne Field, being acquired in the ONEOK Energy acquisition, is located in Beaver, Harper and Ellis Counties of Oklahoma. At September 30, 2005 on a pro forma basis, we had Proved Reserves of 42.1 Bcfe and we had 473 gross producing wells. We operate 76% of our pro forma Proved Reserves. At Mocane-Laverne, we are targeting eight productive formations at depths from 2,500 to 9,000 feet. We currently plan to drill 24 wells during 2006 and have identified 103 total drilling locations.

Cement Field

Our Cement Field, being acquired in the ONEOK Energy acquisition, is located in Caddo and Grady Counties of Oklahoma. At September 30, 2005 on a pro forma basis, we had Proved Reserves of 26.7 Bcfe and we had 130 gross producing wells, all operated by others. Production in the Cement field is primarily from multi-pay Pennsylvanian formations at depths of 4,500 to 18,000 feet. We currently plan to participate in the drilling of 17 wells during 2006 and have identified 47 total drilling locations.

Chitwood Field

Our Chitwood Field, being acquired in the ONEOK Energy acquisition, is near our Cement Field in Grady County, Oklahoma. At September 30, 2005 on a pro forma basis, we had Proved Reserves of 23.4 Bcfe and we had 49 gross producing wells. We operate 67% of our pro forma Proved Reserves. At Chitwood, we are targeting four productive formations at depths of 15,000 to 17,600 feet. We currently plan to drill seven wells during 2006 and have identified 36 total drilling locations.

Permian

The Permian Basin is located in West Texas and the adjoining area of southeastern New Mexico. Though the Permian Basin is better known as a mature oil focused basin exploited with waterflood and other enhanced oil recovery techniques, our activities are focused on conventional gas properties. With the use of 3-D seismic, we are targeting prolific natural gas reservoirs with potential for multi-pay horizons. The properties are characterized by long reserve lives and low operating costs.

Vinegarone Field

Our Vinegarone Field is located in Val Verde County, Texas. At September 30, 2005, we had Proved Reserves of 31.1 Bcfe and 26 gross producing wells. We operate 99% of the Proved Reserves in the field. Production in the Vinegarone field is primarily from the Pennsylvanian Strawn formation at depths of 10,000 to 10,500 feet. We currently plan to drill three wells during 2006 and have identified eight total drilling locations.

Gomez Field

Our Gomez Field is located in Pecos County, Texas. At September 30, 2005, we had Proved Reserves of 10.7 Bcfe and 11 gross producing wells, all operated by others. At Gomez, we are primarily targeting the Ellenberger, Devonian, Wolfcamp and Atoka formations at depths of from 15,000 to 22,000 feet. We currently plan to participate in the drilling of three wells during 2006 and have identified nine total drilling locations.

Rockies

The Rockies is a well known oil and gas province which encompasses several oil and natural gas basins. Our activities are currently focused on the Wattenberg Field of the Denver-Julesberg Basin of northeastern Colorado. Though the Wattenberg Field has been under extensive development since the early 1970s, improvements in fracturing technology have enhanced recoveries from these tight sand reservoirs and supported continued active development of the field. Operations in the area are generally characterized by high drilling success rates and low cost wells with significant potential for refracs.

Wattenberg Field

The Wattenberg Field encompasses more than 1,000 square miles, between 20 and 55 miles northeast of Denver, Colorado. At September 30, 2005, we had Proved Reserves of 37.2 Bcfe and 126 gross producing wells. Our activities at Wattenberg are focused on a portion of the field in which the primary productive reservoirs are in the Codell and Niobrara formations and in selected deeper "J" Sand formations. These formations cover large areas of the field and are found at depths of approximately 6,500 to 8,500 feet. We currently plan to drill 10 wells and perform exploitation operations on eight wells during 2006. We have identified 47 total drilling locations and 53 exploitation projects.

Our oil, natural gas and NGL reserves

The following tables summarize historical information regarding Proved Reserves at December 31, 2002, 2003 and 2004 and historical and pro forma information at September 30, 2005 and exclude information with respect to Canada as a result of the sale of Addison in February 2005. The historical information was prepared in accordance with the rules and regulations of the SEC.

	At December 31,			At September 30, 2005
	2002	2003	2004	EXCO	ONEOK Energy	Pro forma

Oil (Mmbbls)
Developed	9.1	7.8	6.0	5.8	3.2	9.0
Undeveloped	3.2	2.7	1.2	1.2	1.0	2.2

Total	12.3	10.5	7.2	7.0	4.2	11.2

Natural Gas (Bcf)
Developed	115.1	124.0	318.2	337.2	165.4	502.6
Undeveloped	26.4	32.2	43.2	76.4	35.5	111.9

Total	141.5	156.2	361.4	413.6	200.9	614.5

Natural Gas Liquids (Mmbbls)
Developed	1.0	0.7	0.2	0.4	—	0.4
Undeveloped	0.1	0.1	—	—	—	—

Total	1.1	0.8	0.2	0.4	—	0.4

Total (Bcfe)	221.9	224.0	405.8	458.0	226.1	684.1

Pre-tax Present Value, discounted at 10% (PV-10) (in millions)(1)
Developed	$219.4	$274.2	$640.9	$1,586.1	$952.1	$2,538.2
Undeveloped	64.4	69.5	57.0	325.3	210.4	535.7

Total	$283.8	$343.7	$697.9	$1,911.4	$1,162.5	$3,073.9

Standardized Measure (in millions)(1)	$152.9	$234.1	$473.4	$1,276.7	$824.4	$2,101.1

(1)
The PV-10 data does not include the effects of income taxes or commodity price risk management activities, and is based on the following NYMEX spot prices, in each case adjusted for historical differentials between NYMEX and local prices:

	NYMEX spot price
Date	Natural gas (per Mmbtu)	Oil (per Bbl)

December 31, 2002	$4.79	$31.20
December 31, 2003	6.19	32.52
December 31, 2004	6.15	43.45
September 30, 2005	13.92	66.24

We believe that PV-10 before income taxes, while not a financial measure in accordance with generally accepted accounting principles, is an important financial measure used by investors and independent oil and natural gas producers for evaluating the relative significance of oil and natural gas properties and acquisitions because the tax characteristics of comparable companies can differ materially. The Standardized Measure represents the PV-10 after giving effect to income taxes, and is calculated in accordance with SFAS 69. The following table provides a reconciliation of our PV-10 to our Standardized Measure:

				At September 30, 2005
	At December 31,
					ONEOK Energy
(in millions)	2002	2003	2004	EXCO		Pro forma

PV-10	$283.8	$343.7	$697.9	$1,911.4	$1,162.5	$3,073.9
Future income taxes	(294.4)	(254.7)	(582.5)	(1,644.5)	(676.7)	(2,321.2)
Discount of future income taxes at 10% per annum	163.5	145.1	358.0	1,009.8	338.6	1,348.4

Standardized Measure	$152.9	$234.1	$473.4	$1,276.7	$824.4	$2,101.1

The reserve estimates presented as of December 31, 2002, 2003 and 2004 have been prepared by Lee Keeling and Associates, Inc., an independent petroleum engineering firm in Tulsa, Oklahoma. For 2002, the estimate of our PV-10 and Standardized Measure is based upon the report on our Proved Reserves as prepared by Lee Keeling and Associates. For 2003 and 2004, the estimate of our PV-10 and Standardized Measure is based upon our estimate of future abandonment costs and the report on our Proved Reserves as prepared by Lee Keeling and Associates. The Proved Reserves and the PV-10 of the Proved Reserves as of September 30, 2005 were prepared by our internal engineers. Lee Keeling and Associates audited properties representing approximately 80% of these Proved Reserves. Estimates of oil, natural gas and NGL reserves are projections based on engineering data and are forward-looking in nature. These reports rely upon various assumptions, including assumptions required by the SEC, such as constant oil, natural gas and NGL prices, drilling and operating expenses, capital expenditures, production and ad valorem taxes and availability of funds. These reports should not be construed as the current market value of our Proved Reserves. The process of estimating oil and natural gas reserves is also dependent on geological, engineering and economic data for each reservoir. Because of the uncertainties inherent in the interpretation of this data, we cannot ensure that the reserves will ultimately be realized. Our actual results could differ materially. See "Note 17. Supplemental information relating to oil and natural gas producing activities—continuing operations (unaudited)" of the notes to the consolidated financial statements for additional information regarding our oil, natural gas and NGL reserves, including the PV-10 and our Standardized Measure.

Based on the review completed to date by our internal engineers, we estimate that our pro forma Proved Reserves as of December 31, 2005 will be between 663.0 Bcfe and 668.0 Bcfe, compared to pro forma Proved Reserves as of September 30, 2005 of 684.1 Bcfe. The variance from pro forma Proved Reserves as of September 30, 2005 includes the impact of a decline in oil and natural gas prices between September 30 and December 31, 2005 (6.0 to 6.4 Bcfe of the decline) and production since September 30, 2005 (10.6 to 10.8 Bcfe of the decline). The other factors contributing to the variance include amounts of extensions and discoveries as well as revisions of our previous estimates. This estimate was prepared in accordance with the rules of the SEC, including the use of constant commodity prices. Specifically, the estimate is based on December 31, 2005 NYMEX spot prices of $11.23 per Mmbtu for natural gas and $61.04 per Bbl for oil, in each case adjusted for differentials between NYMEX and local prices. Our outside engineers are still conducting their review and the final reported estimate of our December 31, 2005 pro forma Proved Reserves may differ from this estimate.

Our production, prices and expenses

The following tables summarize for the periods indicated, revenues (before cash settlements of derivative financial instruments), net production of oil, natural gas and NGLs sold, average sales price per unit of oil, natural gas and NGLs and costs and expenses associated with the production of oil, natural gas and NGLs. Revenues shown in this table do not reflect the impact of derivatives that were treated as hedges for the year ended December 31, 2002 and for the 209 day period from January 1, 2003 to July 28, 2003 in order to show revenues on a consistent basis for the three years presented. Oil and natural gas revenues for the year ended December 31, 2002 and for the 209 day period from January 1, 2003 to July 28, 2003 as shown on the consolidated statements of operations have been reduced by $7.7 million and by $14.5 million, respectively, for cash settlements paid on hedges. These tables exclude information with respect to Canada as a result of the sale of Addison in February 2005.

EXCO (excluding Addison)

					Successor year ended December 31, 2004
(in thousands, except production and per unit amounts)	Predecessor year ended December 31, 2002			Non-GAAP combined 2003
		Predecessor for the 209 day period from January 1, 2003 through July 28, 2003	Successor for the 156 day period from July 29, 2003 to December 31, 2003		U.S. (excluding Appalachia)	Appalachia(2)	Total

Sales:
Oil:
Revenue(1)	$20,648	$13,874	$8,477	$22,351	$20,966	$3,728	$24,694
Production sold (Mbbl)	869	461	294	755	538	100	638
Average sales price per Bbl(1)	$23.75	$30.08	$28.83	$29.59	$38.97	$37.28	$38.69
Natural Gas:
Revenue(1)	$20,083	$21,300	$12,751	$34,051	$44,193	$71,262	$115,455
Production sold (Mmcf)	6,878	4,424	3,127	7,551	8,355	10,505	18,860
Average sales price per Mcf(1)	$2.92	$4.81	$4.08	$4.51	$5.29	$6.78	$6.12
Natural Gas Liquids:
Revenue	$1,227	$803	$539	$1,342	$1,844	$—	$1,844
Production sold (Mbbl)	74	35	24	59	60	—	60
Average sales price per Bbl	$16.66	$22.77	$22.29	$22.58	$30.78	$—	$30.78
Costs and Expenses:
Average production cost per Mcfe	$1.52	$1.54	$1.46	$1.50	$1.41	$0.98	$1.21
General and administrative expense per Mcfe	$0.54	$1.53	$0.77	$1.22	$0.96	$0.38	$0.67
Depreciation, depletion and amortization per Mcfe	$0.72	$0.69	$1.07	$0.85	$1.17	$1.31	$1.24

(1)
Excludes the effects of derivative cash settlements and commodity price risk management activities.

(2)
The data presented for Appalachia only reflect revenues, production, costs and expenses since the date of our acquisition of North Coast on January 27, 2004.

	Nine months ended September 30, 2005
	EXCO
	U.S. (excluding Appalachia)	Appalachia	ONEOK Energy(2)	TXOK(3)	Pro forma

Sales:
Oil:
Revenue (in thousands)(1)	$15,000	$4,388	$14,261	$250	$33,899
Production sold (Mbbl)	288	84	263	4	639
Average sales price per Bbl(1)	$52.09	$52.24	$54.22	$62.55	$53.05
Natural Gas:
Revenue (in thousands)(1)	$39,094	$72,440	$85,536	$1,896	$198,966
Production sold (Mmcf)	6,296	8,906	12,632	191	28,025
Average sales price per Mcf(1)	$6.21	$8.13	$6.79	$9.93	$7.10
Natural Gas Liquids:
Revenue (in thousands)	$547	$—	$—	$—	$547
Production sold (Mbbl)	18	—	—	—	18
Average sales price per Bbl	$30.39	$—	$—	$—	$30.39
Costs and Expenses:
Average production cost per Mcfe	$1.39	$1.13	$1.20	$1.38	$1.23
General and administrative expense per Mcfe	$1.45	$0.41	$0.50	$0.45	$0.71
Depreciation, depletion and amortization per Mcfe	$1.39	$1.40	$1.52	$3.03	$2.31

(1)
Excludes the effects of derivative cash settlements and commodity price risk management activities.
(2)
Represents the 269 day period ended September 26, 2005.
(3)
Represents the 4 day period ended September 30, 2005.

For the quarter ended December 31, 2005, we estimate that aggregate pro forma oil production was between 206.0 Mbbls and 208.0 Mbbls and aggregate pro forma natural gas production was between 9.4 Bcf and 9.6 Bcf, for estimated aggregate pro forma oil and natural gas production of between 10.6 Bcfe and 10.8 Bcfe. This estimate is subject to verification of final sales volumes and collection of revenues from our purchasers.

Our interest in productive wells

The following table quantifies as of the dates indicated information regarding productive wells (wells that are currently producing oil or natural gas or are capable of production), including temporarily shut-in wells. The number of total gross oil and natural gas wells excludes any multiple completions. Gross wells refers to the total number of physical wells that we hold any working interest in, regardless of our percentage interest. A net well is not a physical well, but is a concept that reflects the actual total working interests we hold in all wells. We compute the number of net wells we own by totaling the percentage interests we hold in all our gross wells. This table excludes information with respect to Canada as a result of the sale of Addison in February 2005. The information for the nine months ended September 30, 2005 is presented on a pro forma basis.

	At December 31, 2004						Pro forma at September 30, 2005
	Gross wells			Net wells			Gross wells(1)			Net wells
Areas	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total

Appalachia	408	3,487	3,895	403.4	3,166.5	3,569.9	408	4,294	4,702	403.4	3,915.2	4,318.6
East Texas(2)	7	50	57	6.7	35.2	41.9	16	445	461	14.1	268.1	282.2
Mid-Continent(2)	113	75	188	48.1	40.3	88.4	207	625	832	86.1	228.7	314.8
Permian	157	125	282	20.8	78.4	99.2	110	119	229	14.2	73.3	87.5
Rockies	69	135	204	36.6	120.6	157.2	69	141	210	36.6	126.6	163.2
Other	26	11	37	14.4	6.6	21.0	21	8	29	11.9	5.1	17.0

Total	780	3,883	4,663	530.0	3,447.6	3,977.6	831	5,632	6,463	566.3	4,617.0	5,183.3

(1)
As of September 30, 2005 on a pro forma basis, we owned interests in 3 gross wells with multiple completions.

(2)
The pro forma information at September 30, 2005 above includes the following information for ONEOK Energy, which owns interests in 3 gross wells with multiple completions:

	Gross wells			Net wells
Areas	Oil	Gas	Total	Oil	Gas	Total

East Texas	5	384	389	3.2	212.4	215.6
Mid-Continent	93	559	652	38.4	191.1	229.5

Total	98	943	1,041	41.6	403.5	445.1

As of December 31, 2004 excluding Addison, we were the operator of 4,230 gross (3,856.1 net) wells, which represented approximately 94% of our Proved Reserves as of December 31, 2004. As of September 30, 2005 on a pro forma basis, we were the operator of 5,557 gross (4,962.1 net) wells, which represented approximately 88% of our Proved Reserves.

Our drilling activities

We intend to concentrate our drilling activity on lower risk, development-type properties. The number and types of wells we drill will vary depending on the amount of funds we have available for drilling, the cost of each well, the size of the fractional working interests we acquire in each well, the estimated recoverable reserves attributable to each well and accessibility to the well site.

The following tables summarize our approximate gross and net interests in the wells we drilled during the periods indicated and refers to the number of wells completed at any time during the period, regardless of when drilling was initiated. These tables exclude information with respect to Canada as a result of the sale of Addison in February 2005. The information for the nine months ended September 30, 2005 is presented on an actual basis and therefore excludes ONEOK Energy's drilling activities.

	Development wells
	Gross			Net
	Productive	Dry	Total	Productive	Dry	Total

Year ended December 31, 2002
Total	9	1	10	5.4	0.3	5.7
Year ended December 31, 2003
Total	12	3	15	8.9	1.3	10.2
Year ended December 31, 2004
U.S. (excluding Appalachia)	20	2	22	15.4	1.3	16.7
Appalachia	71	—	71	70.0	—	70.0

Total	91	2	93	85.4	1.3	86.7

Nine months ended September 30, 2005
U.S. (excluding Appalachia)	18	—	18	17.4	—	17.4
Appalachia	70	1	71	67.2	1.0	68.2

Total	88	1	89	84.6	1.0	85.6

	Exploratory wells
	Gross			Net
	Productive	Dry	Total	Productive	Dry	Total

Year ended December 31, 2002	—	—	—	—	—	—
Year ended December 31, 2003	—	—	—	—	—	—
Year ended December 31, 2004
U.S. (excluding Appalachia)	—	—	—	—	—	—
Appalachia	6	1	7	6.0	1.0	7.0

Total	6	1	7	6.0	1.0	7.0

Nine months ended September 30, 2005
U.S. (excluding Appalachia)	—	—	—	—	—	—
Appalachia	4	—	4	2.7	—	2.7

Total	4	—	4	2.7	—	2.7

The drilling activities in the United States referenced in the above table were primarily conducted in Texas, Oklahoma, Colorado, Louisiana, Kansas, Ohio, Pennsylvania and West Virginia. As of September 30, 2005, we owned a 100% working interest in one well being drilled in Texas, a 100% working interest in one well being drilled in Kentucky and a 100% working interest in one well being drilled in Pennsylvania.

Our developed and undeveloped acreage

Developed acreage are those acres spaced or assignable to producing wells. Undeveloped acreage are those acres that do not currently have completed wells capable of producing commercial quantities of oil or natural gas, regardless of whether the acreage contains Proved Reserves. The following table sets forth our developed and undeveloped acreage at December 31, 2004 and, on a pro forma basis, at September 30, 2005 and excludes Canada as a result of the sale of Addison in February 2005:

	At December 31, 2004				Pro forma at September 30, 2005
	Developed acreage		Undeveloped acreage		Developed acreage		Undeveloped acreage
Areas	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Appalachia	279,591	273,117	269,947	260,654	347,899	336,202	318,020	302,875
East Texas(1)	4,551	3,775	2,676	2,345	52,330	29,726	4,249	1,943
Mid-Continent(1)	41,952	22,748	5,034	2,539	155,974	90,628	22,018	12,807
Permian	42,434	25,140	11,731	8,125	39,116	22,228	8,639	5,166
Rockies	42,299	22,884	14,023	6,865	42,095	23,076	14,344	7,032
Other	14,402	7,096	1,867	943	6,627	3,826	1,473	635

Total	425,229	354,760	305,278	281,471	644,041	505,686	368,743	330,458

(1)
The pro forma information at September 30, 2005 above includes the following information for ONEOK Energy:

	Developed acreage		Undeveloped acreage
Areas	Gross	Net	Gross	Net

East Texas	45,343	23,776	3,074	1,497
Mid-Continent	117,316	69,077	17,868	10,419

Total	162,659	92,853	20,942	11,916

The primary terms of our oil and natural gas leases expire at various dates, generally ranging from one to five years. Almost all of our undeveloped acreage is "held by production," which means that these leases are active as long as we produce oil or natural gas from the acreage. Upon ceasing production, these leases will expire. In Appalachia, we have 33,360, 28,485 and 42,747 net acres with leases expiring in 2006, 2007 and 2008, respectively. Leases expiring over the next three years in the other geographic areas are immaterial.

The undeveloped "held by production" acreage in many cases represents potential additional drilling opportunities through down spacing and drilling of proved undeveloped and unproved locations in the same formation(s) already producing in a given oil or natural gas field without the necessity of purchasing additional leases or producing properties.

Sales of producing properties and undeveloped acreage

We regularly review our properties to identify cost savings opportunities and divestiture candidates. We actively seek to dispose of properties with higher operating costs and properties that are not within our core geographic operating areas. We also seek to opportunistically divest properties in areas in which acquisitions and investment economics no longer meet our objectives, most notably evidenced by the sale of our Canadian operations for $443.3 million. During 2004, we received proceeds of $51.9 million from the sale of properties in the United States. During the nine months ended September 30, 2005, we received proceeds of $45.4 million from the sale of properties in the United States.

Our principal customers

During the year ended December 31, 2004, an industrial purchaser, Alliance Energy Services LLC, a wholly owned subsidiary of Constellation Energy Group, Inc. accounted for 10.6% of our total oil and natural gas revenues. Alliance was a purchaser of natural gas from our North Coast geographic operating segment, and is not an affiliate of ours. Our top eight purchasers, including Alliance, accounted for approximately 39.2% of our total oil and natural gas revenues. The Alliance contract expired at the end of 2004. Beginning January 1, 2005, we entered into a new agreement with Alcan Corporation and its subsidiary, Pechiney Rolled Products LLC, the entity for whom Alliance had acted as purchasing agent, on terms which were similar to the Alliance contract. During the year ended December 31, 2003, sales of oil to Plains All American, Inc. and affiliates and sales of natural gas to Nexen Marketing U.S.A., Inc. and to Coral Canada U.S. Inc. accounted for 16.6%, 12.9% and 11.4%, respectively, of our total oil and natural gas revenues. In most of our operating areas, if we were to lose any one of our oil and natural gas purchasers, the loss could temporarily cease or delay production and sale of our oil and natural gas in that particular purchaser's service area. We believe the loss of any of our top purchasers, including Pechiney, would not have a lasting material adverse effect on our consolidated operating revenues, results of operations, or liquidity.

Competition

The oil and natural gas industry is highly competitive. We encounter strong competition from other independent operators and from major oil companies in acquiring properties, contracting for drilling equipment and securing trained personnel. Many of these competitors have financial and technical resources and staffs substantially larger than ours. As a result, our competitors may be able to pay more for desirable leases, or to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

We are also affected by competition for drilling rigs and the availability of related equipment. In the past, the oil and natural gas industry has experienced shortages of drilling rigs, equipment, pipe and personnel, which has delayed development drilling and other exploitation activities and has caused significant price increases. We are unable to predict when, or if, such shortages may again occur or how they would affect our development and exploitation program.

Competition is also strong for attractive oil and natural gas producing properties, undeveloped leases and drilling rights, and we cannot assure you that we will be able to compete satisfactorily. Many large oil companies have been actively marketing some of their existing producing properties for sale to independent producers. Although we regularly evaluate acquisition opportunities and submit bids as part of our growth strategy, we do not have any current agreements, understandings or arrangements with respect to any material acquisition.

Applicable laws and regulations

U.S. regulations

The availability of a ready market for oil and natural gas production depends upon numerous factors beyond our control. These factors include state and federal regulation of oil and natural gas production and transportation, as well as regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or proration unit, the amount of oil and natural gas available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. For example, a productive natural gas well may be "shut-in" because of an over-supply of natural gas or lack of an available natural gas pipeline in the areas in which we may conduct operations. State and federal regulations generally are intended to prevent waste of oil and natural gas, protect rights to produce oil and natural gas between owners in a common reservoir, control the amount of oil and natural gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines and gas plants also are subject to the jurisdiction of various federal, state and local agencies.

Our sales of natural gas are affected by the availability, terms and costs of transportation. The rates, terms and conditions applicable to the interstate transportation of natural gas by pipelines are regulated by the Federal Energy Regulatory Commission, or FERC, under the Natural Gas Act, as well as under Section 311 of the Natural Gas Policy Act. Since 1985, the FERC has implemented regulations intended to increase competition within the natural gas industry by making natural gas transportation more accessible to gas buyers and sellers on an open-access, non-discriminatory basis. The FERC has announced several important transportation-related policy statements and rule changes, including a statement of policy and final rule issued February 25, 2000, concerning alternatives to its traditional cost-of-service rate-making methodology to establish the rates interstate natural gas pipelines may charge for their services. The final rule revises FERC's pricing policy and current regulatory framework to improve the efficiency of the market and further enhance competition in natural gas markets.

In the event we conduct operations on federal, state or Indian oil and natural gas leases, these operations must comply with numerous regulatory restrictions, including various nondiscrimination statutes, royalty and related valuation requirements, and certain of these operations must be conducted pursuant to certain on-site security regulations and other appropriate permits issued by the Bureau of Land Management, or BLM, or Minerals Management Service or other appropriate federal or state agencies.

The pipelines we use to gather and transport our oil and natural gas may be subject to regulation by the Department of Transportation, or DOT, under the Hazardous Liquids Pipeline Safety Act of 1979, as amended, or the HLPSA. The HLPSA governs the design, installation, testing, construction, operation, replacement and management of pipeline facilities. Where applicable, the HLPSA requires us and other pipeline operators to comply with regulations issued pursuant to HLPSA that are designed to permit access to and allow copying of records and to make certain reports available and provide information as required by the Secretary of Transportation.

The Pipeline Safety Act of 1992 amends the HLPSA in several important respects. The Pipeline Safety Act requires the Research and Special Programs Administration of DOT, or the RSPA, to consider environmental impacts, as well as its traditional public safety mandate, when developing pipeline safety regulations. In addition, the Pipeline Safety Act mandates the establishment by DOT of pipeline operator qualification rules requiring minimum training requirements for operators and requires that pipeline operators provide maps and records to RSPA. It also authorizes RSPA to require certain pipeline modifications as well as operational and maintenance changes. The Research and Special Program Improvements Act of 2004, or RSPIA, further amends the HLPSA, and transfers the authority of the RSPA to the newly-formed Pipeline and Hazardous Materials Safety Administration of DOT, or the PHMSA. In October 2005, the PHMSA proposed new regulations regarding the definition of, and safety standards for, gas gathering pipelines, which propose to establish a new risk-based approach to determine which gathering pipelines are subject to regulation, and what safety standards regulated pipelines must meet. We do not yet know whether new regulations might arise out of this rulemaking process will impose new or additional requirements on our pipelines. If so, we could incur significant expenses.

U.S. federal taxation

The federal government may propose tax initiatives that affect us. We are unable to determine what effect, if any, future proposals would have on product demand or our results of operations.

U.S. environmental regulations

The exploration, development and production of oil and natural gas, including the operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations. These laws and regulations can increase the costs of planning, designing, installing and operating oil and natural gas wells. Our domestic activities are subject to federal environmental laws and regulations, including, but not limited to:

  •
  the Oil Pollution Act of 1990, or OPA;

  •
  the Clean Water Act, or CWA;

  •
  the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA;

  •
  the Resource Conservation and Recovery Act, or RCRA;

  •
  the Clean Air Act, or CAA; and

  •
  the Safe Drinking Water Act, or SDWA.

Our domestic activities are also controlled by state regulations promulgated under comparable state statutes. We also are subject to regulations governing the handling, transportation, storage and disposal of naturally occurring radioactive materials that are found in our oil and natural gas operations. Civil and criminal fines and penalties may be imposed for non-compliance with environmental laws and regulations. Additionally, these laws and regulations require the acquisition of permits or other governmental authorizations before undertaking certain of our activities, limit or prohibit other activities because of protected areas or species, can impose certain substantial liabilities for the clean-up of pollution, impose certain reporting requirements, regulate remedial plugging operations to prevent future contamination and can require substantial expenditures for compliance. We cannot predict what effect future regulation or legislation, enforcement policies, and claims for damages to property, employees, other persons and the environment resulting from our operations could have on our activities.

Under CWA, which was amended and augmented by OPA, our release or threatened release of oil or hazardous substances into or upon waters of the United States, adjoining shorelines and wetlands and offshore areas could result in our being held responsible for: (1) the costs of removing or remediating a release; (2) administrative, civil or criminal fines or penalties; or (3) OPA specified damages, such as loss of use, and natural resource damages. The extent of our liability could be extensive depending upon the circumstances of the release. Liability can be joint and several and without regard to fault. The CWA also may impose permitting requirements for certain discharges of pollutants and requirements to develop Spill Prevention Control and Countermeasure Plans and Facility Response Plans to address potential discharges of oil into or upon waters of the United States and adjoining shorelines. State laws governing discharges to water also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters.

CERCLA and comparable state statutes, also known as Superfund laws, can impose joint, several and retroactive liability for costs of investigation and remediation and for natural resource damages, without regard to fault or the legality of the original conduct, on specified classes of persons for the release of a "hazardous substance" into the environment. In practice, clean-up costs are usually allocated among various persons. These classes of persons, or so-called potentially responsible parties, or PRPs, include the current and certain past owners and operators of a facility where there has been a release or threat of release of a hazardous substance and persons who disposed of or arranged for the disposal of hazardous substances found at a site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the PRPs the cost of such action. Liability can arise from conditions on properties where operations are conducted and/or from conditions at third party disposal facilities where wastes from operations were sent. Although CERCLA, as amended, currently exempts petroleum (including oil, natural gas and NGLs) from the definition of hazardous substance, some similar state statutes do not provide such an exemption. We cannot assure you that the exemption will be preserved in any future amendments of the act. Such amendments could have a significant impact on our costs or operations. Additionally, our operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA and similar state statutes at a future date. We may also be the owner or operator of sites on which hazardous substances have been released. To our knowledge, neither we nor our predecessors have been designated as a PRP by the EPA under CERCLA. We also do not know of any prior owners or operators of our properties that are named as PRPs related to their ownership or operation of such properties. Certain states have comparable statutes. In the event contamination is discovered at a site on which we are or have been an owner or operator, we could be liable for costs of investigation and remediation and natural resource damages.

RCRA and comparable state and local programs impose requirements on the management, treatment, storage and disposal of both hazardous and nonhazardous solid wastes. Although we believe we have utilized operating and waste disposal practices that were standard in the industry at the time, hydrocarbons or other solid wastes may have been disposed or released on or under the properties we own or lease or the locations where such wastes have been taken for disposal. In addition, many of these properties have been owned or operated by third parties. We have not had control over such parties' treatment of hydrocarbons or other solid wastes and the manner in which such substances may have been disposed or released. We also generate hazardous and nonhazardous solid waste in our routine operations. From time to time, proposals have been made that would reclassify certain oil and natural gas wastes, including wastes generated during pipeline, drilling and production operations, as "hazardous wastes" under RCRA, which would make these solid wastes subject to much more stringent handling, transportation, storage, disposal and clean-up requirements. Adoption of these proposals could have a significant impact on our operating costs. While state laws vary on this issue, state initiatives to further regulate oil and natural gas wastes could have a similar impact on our operations.

Our operations are subject to local, state and federal regulations for the control of emissions from sources of air pollution. Federal and state laws require new and modified sources of air pollutants to obtain permits prior to commencing construction. Smaller sources may qualify for exemption from permit requirement of existing authorizations such as permits by rule or general permits. Major sources of air pollutants are subject to more stringent, federally imposed requirements including additional permits. Federal and state laws designed to control hazardous (toxic) air pollutants might require installation of additional controls. Administrative enforcement actions for failure to comply strictly with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could bring lawsuits for civil penalties or require us to forgo construction, modification or operation of certain air emission sources.

Oil and natural gas exploration and production, and possibly other activities, have been conducted at the majority of our properties by previous owners and operators. Materials from these operations remain on some of the properties and in some instances may require remediation. In some instances, we have agreed to indemnify the sellers of producing properties from whom we have acquired reserves against certain liabilities for environmental claims associated with the properties. We do not believe the costs to be incurred by us for compliance and remediating previously or currently owned or operated properties will be material, but we cannot guarantee that result.

If in the course of our routine oil and natural gas operations surface spills and leaks occur, including casing leaks of oil or other materials, we may incur penalties and costs for waste handling, remediation and third party actions for damages. Moreover, we are only able to directly control the operations of the wells that we operate. Notwithstanding our lack of control over wells owned by us but operated by others, the failure of the operator to comply with applicable environmental regulations may be attributable to us and may create legal liabilities for us.

There are various federal and state programs that regulate the conservation and development of coastal resources. The federal Coastal Zone Management Act was passed in 1972 to preserve and, where possible, restore the natural resources of the Nation's coastal zone. The CZMA provides for federal grants for state management programs that regulate land use, water use and coastal development. States, such as Texas, also have coastal management programs, which provide for, among other things, the coordination among local and state authorities to protect coastal resources through regulating land use, water, and coastal development. Coastal management programs also may provide for the review of state and federal agency rules and agency actions for consistency with the goals and policies of the state coastal management plan. In the event our activities trigger these programs, this review may impact agency permitting and review activities and add an additional layer of review to certain activities undertaken by us.

We do not anticipate that we will be required in the near future to expend amounts that are material in relation to our total capital expenditures program complying with current environmental laws and regulations. As these laws and regulations are frequently changed and are subject to interpretation, our assessment regarding the cost of compliance or the extent of liability risks may change in the future. We are also unable to assure you that more stringent laws and regulations protecting the environment will not be adopted and that we will not incur material expenses in complying with environmental laws and regulations in the future. If substantial liabilities to third parties or governmental entities are incurred, the payment of such claims may reduce or eliminate the funds available for project investment or result in loss of our properties. Although we maintain insurance coverage we consider to be customary in the industry, we are not fully insured against all of these risks, either because insurance is not available or because of high premiums. Accordingly, we may be subject to liability or may lose substantial portions of properties due to hazards that cannot be insured against or have not been insured against due to prohibitive premiums or for other reasons. The imposition of any of these liabilities or compliance obligations on us may have a material adverse effect on our financial condition and results of operations.

OSHA and other regulations

We are subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under the Title III of CERCLA and similar state statutes require that we organize and/or disclose information about hazardous materials used or produced in our operations. We believe that we are in substantial compliance with these applicable requirements and with other OSHA and comparable requirements.

Title to our properties

When we acquire developed properties, we conduct a title investigation. However, when we acquire undeveloped properties, as is common industry practice, we usually conduct little or no investigation of title other than a preliminary review of local mineral records. We do conduct title investigations and, in most cases, obtain a title opinion of local counsel before we begin drilling operations. We believe that the methods we utilize for investigating title prior to acquiring any property are consistent with practices customary in the oil and natural gas industry and that our practices are adequately designed to enable us to acquire good title to properties. However, some title risks cannot be avoided, despite the use of customary industry practices.

Our properties are generally burdened by:

  •
  customary royalty and overriding royalty interests;

  •
  liens incident to operating agreements; and

  •
  liens for current taxes and other burdens and minor encumbrances, easements and restrictions.

We believe that none of these burdens either materially detract from the value of our properties or materially interfere with property used in the operation of our business. Substantially all of our properties are pledged as collateral under our credit agreement.

Our employees

As of October 15, 2005, we employed 303 persons of which 151 were involved in field operations and 152 were engaged in technical, office or administrative activities. None of our employees are represented by unions or covered by collective bargaining agreements. To date, we have not experienced any strikes or work stoppages due to labor problems, and we consider our relations with our employees to be good. We also utilize the services of independent consultants on a contract basis.

Properties

Corporate offices

We lease approximately 33,500 square feet of office space in Dallas, Texas for our corporate offices. The lease expires June 30, 2011, and requires monthly rental payments of approximately $48,300. We are leasing an office in Akron, Ohio for our corporate offices in Appalachia. The Akron office contains approximately 11,097 square feet of rentable space and requires monthly rental payments of approximately $15,490. We also have small offices for technical and field operations in Texas, Oklahoma, Colorado, Nebraska, Ohio and West Virginia.

Other

We have described our oil and natural gas properties, oil, natural gas and NGL reserves, acreage, wells, production and drilling activity above in this "Business" section.

Legal proceedings

In the ordinary course of business, we are periodically a party to lawsuits. We do not believe that any resulting liability from existing legal proceedings, individually or in the aggregate, will have a materially adverse effect on our results of operations or financial condition. However, future costs associated with legal proceedings may be material to our operating results and liquidity.

Interim financing arrangements

The following interim financing arrangements were entered into in connection with the consummation of the Equity Buyout and the ONEOK Energy acquisition by TXOK. Other than $137.0 million under the TXOK credit facility, we expect to repay, retire and redeem these interim financing arrangements in connection with this offering. For a discussion of our credit agreement and other financing arrangements, please see "Management's discussion and analysis of financial condition and results of operations—Our liquidity, capital resources and capital commitments."

EXCO Holdings interim bank loan

In order to fund the Equity Buyout, we raised $350.0 million in interim debt financing, including $0.7 million for working capital, which is secured by a first priority lien on all of the common stock of EXCO Resources.

Maturity

The interim bank loan will initially mature on July 3, 2006.

Interest

Prior to the maturity date, the interim bank loan will accrue interest at a rate per annum equal to 10%. During any period in which an event of default is in existence, the interest rate on the interim bank loan will increase by 2%.

Prepayment

The interim bank loan may be prepaid, in whole or in part, at the option of EXCO Holdings, at any time upon three days' prior notice, at par plus accrued and unpaid interest. The interim bank loan will be prepaid (and, if issued, the exchange notes will be redeemed, to the extent required by the terms of such exchange notes) on a pro rata basis, at par plus accrued and unpaid interest, from the net proceeds of the sale of certain assets outside the ordinary course of business, the incurrence of certain debt and the issuance of any equity, in each case subject to exceptions. In addition, we will be required to offer to redeem the initial loan amount upon the occurrence of a change of control at 101% of the principal amount of the initial loans plus accrued and unpaid interest.

Representations and warranties, covenants and conditions

We entered into agreements with the lenders of the interim bank loan that are customary for a transaction of this type. These agreements contain representations and warranties, covenants and conditions usual for a transaction of this type. Covenants contained in the agreements include, among other things, restrictions on the incurrence of indebtedness, the payment of dividends, redemption of capital stock and making of certain investments, the sale of assets and subsidiary stock, entering into sale and leaseback transactions, entering into agreements that restrict the payment of dividends by subsidiaries or the repayment of intercompany loans and advances, entering into affiliate transactions, entering into mergers, consolidations and sales of substantially all of our assets, amending material debt instruments, and certain other activities.

TXOK credit facility

The TXOK credit facility is a $500.0 million revolving credit facility, subject to a semi-annually determined borrowing base. The initial borrowing base is $325.0 million, of which approximately $308.8 million has been drawn down in connection with the closing of the ONEOK Energy acquisition. We intend to combine the TXOK credit facility with our credit agreement after consummation of this offering.

The TXOK credit facility bears interest at a fluctuating rate of interest which is a variable margin in excess of reference rates based on either the prime rate or LIBOR. The margin increases with the borrowing base usage under the TXOK credit facility. The TXOK credit facility matures September 27, 2009 and is secured by a first priority lien and security interest in TXOK's oil and natural gas properties as well as the capital stock of its subsidiaries. The TXOK credit facility is guaranteed by all existing and future direct or indirect material domestic subsidiaries of TXOK.

The TXOK credit facility financial covenants include, among other covenants, the following:

  •
  minimum current ratio of 1.0 to 1.0;

  •
  maximum total debt to EBITDAX of 3.75x for the fourth quarter in 2005 (net of acquired ONEOK Energy hedges), with a step down to 3.5x beginning in the first quarter of 2006; and

  •
  minimum EBITDAX to interest of 2.5x.

TXOK term loan

The TXOK term loan, which provided TXOK with the funds for the ONEOK Energy acquisitition, is a $200.0 million second lien term loan. The TXOK term loan matures on September 27, 2010 and is secured by a perfected second lien on all assets securing the TXOK credit facility. The TXOK term loan bears interest at a rate of interest which is either 3.5% in excess of a fluctuating reference rate of interest based on the prime rate or 4.5% in excess of a fluctuating reference rate of interest based on LIBOR. The TXOK term loan is guaranteed by all existing and future direct or indirect material domestic subsidiaries of TXOK. The TXOK term loan will be callable at 101% of the principal amount until September 27, 2006, and thereafter at par.

The TXOK term loan financial covenants include, among other covenants, the following:

  •
  maximum total debt to EBITDAX of 4.25x for the fourth quarter of 2005 (net of acquired ONEOK Energy hedges), and of 4.0x beginning with the first quarter of 2006;

  •
  minimum EBITDAX to interest of 2.25x; and

  •
  PV-10 to total debt ratio greater than or equal to 1.25x beginning March 1, 2006, and 1.50x beginning March 1, 2007; PV-10 for these purposes is calculated using futures pricing as quoted on the NYMEX as of the calculation date with adjustments for commodity price risk management contracts.

TXOK preferred stock

General

In connection with the ONEOK Energy acquisition, TXOK issued 150,000 shares of TXOK preferred stock to BP EXCO Holdings LP, an entity controlled by Mr. Boone Pickens, one of our directors. The TXOK preferred stock has an initial issue price of $1,000.00 per share and a 15% annual cumulative dividend. The TXOK preferred stock currently has full voting rights to vote on an as converted basis with the TXOK common stock on all matters submitted to a vote of TXOK stockholders. Accordingly, the holder of the TXOK preferred stock currently holds 90% voting control of TXOK. Upon the redemption of all the TXOK preferred stock immediately after the completion of this offering, we will own all the outstanding capital stock of TXOK.

Redemption

The TXOK preferred stock is to be redeemed upon consummation of this offering. The redemption price for the TXOK preferred stock will be (a) cash in the amount of $150.0 million plus accrued and unpaid dividends at a rate of 15% and (b) that number of shares of common stock of EXCO Resources, cash, or any combination thereof, at the election of the majority TXOK preferred stock holder or holders, necessary to produce an overall 23% annualized rate of return on the stated value of the TXOK preferred stock as of the date of redemption. For purposes of calculating the rate of return, the common stock of EXCO Resources will be valued at the lesser of $12.00 or the offering price to the public in this offering. Based on an assumed initial public offering price of $12.00 per share, the midpoint of the range on the front cover of this prospectus, and assuming a closing date of January 31, 2006, we have reserved up to 347,945 shares of common stock issuable upon redemption of the TXOK preferred stock that was issued to a related party in connection with the ONEOK Energy acquisition. The issuance of this common stock would reduce the cash redemption price by up to $4.2 million.

Conversion

If, within one year after closing of the issuance of the TXOK preferred stock, we are unable to consummate an initial public offering with aggregate proceeds sufficient to redeem the preferred stock, the outstanding shares of TXOK preferred stock shall automatically convert into 90% of the fully diluted common stock of TXOK, in the form of Class A common stock of TXOK.

Liquidation preference

The TXOK preferred stock is entitled to a liquidation preference equal to the stated value plus accumulated and unpaid dividends prior to any payment on the Class A or Class B common stock. The Class A common stock has a $1,000.00 per share liquidation preference over the Class B common stock. After payment of the liquidation preference to the Class A common stock, the Class B common stock has a $1,000.00 per share liquidation preference. After payment in full of the liquidation preferences on the TXOK preferred stock, Class A common stock and Class B common stock, the holders of the TXOK preferred stock share ratably with the holders of the Class A and Class B common stock in any additional distribution of assets.

Right of first refusal and co-sale agreement

EXCO Holdings and the holder of the TXOK preferred stock entered into a Right of First Refusal and Co-Sale Agreement pursuant to which EXCO Holdings gave such holder a right of first refusal, a co-sale right and, if the TXOK preferred stock is converted into Class A common stock, a drag along right on the Class B common stock of TXOK held by EXCO Holdings.

Preferred stock purchase agreement

In connection with the purchase of the TXOK preferred stock, TXOK and the purchaser of the TXOK preferred stock entered into a preferred stock purchase agreement. This agreement contains standard representations and warranties and indemnification by TXOK. In addition, each of TXOK and Holdings II agreed that if the proceeds of an initial public offering of its or its subsidiary's capital stock are not sufficient to redeem all of the outstanding shares of TXOK preferred stock, then each of TXOK and Holdings II will use its reasonable best efforts to redeem all of the TXOK preferred stock with available cash and available borrowings under its credit facilities. As a result of the consummation of the merger of Holdings II into EXCO Holdings, this agreement became an obligation of EXCO Holdings.

Management

Executive officers and directors

The following table sets forth certain information with respect to our executive officers and directors.

Name	Age	Position(s)

Douglas H. Miller	58	Chairman and Chief Executive Officer
Stephen F. Smith	64	Vice Chairman, President and Secretary
J. Douglas Ramsey, Ph.D.	45	Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer
Harold L. Hickey	49	Vice President and Chief Operating Officer
Jeffrey D. Benjamin(1)(2)(3)	44	Director
Earl E. Ellis(1)(2)(3)	64	Director
Robert H. Niehaus(1)(2)(3)	50	Director
Boone Pickens	77	Director
Robert L. Stillwell(2)(3)	69	Director

(1)
Member of our audit committee

(2)
Member of our compensation committee

(3)
Member of our nominating and corporate governance committee

Douglas H. Miller became the Chairman of our board of directors and our Chief Executive Officer in December 1997. Mr. Miller was Chairman of the board of directors and Chief Executive Officer of Coda Energy, Inc., or Coda, an independent oil and natural gas company, from October 1989 until November 1997 and served as a director of Coda from 1987 until November 1997.

Stephen F. Smith joined us in June 2004 as Vice Chairman of our board of directors and was appointed President and Secretary in October 2005. Prior to joining us, Mr. Smith was co-founder and Executive Vice President of Sandefer Oil and Gas, Inc., an independent oil and gas exploration and production company, from January 1980 to June 2004. Mr. Smith was one of our directors from March 1998 to July 2003. Prior to 1980, Mr. Smith was an Audit Partner with Arthur Andersen LLP.

J. Douglas Ramsey, Ph.D., became our Chief Financial Officer and a Vice President in December 1997. Dr. Ramsey was one of our directors from March 1998 until October 5, 2005. From March 1992 to December 1997, Dr. Ramsey worked for Coda as Financial Analyst and Assistant to the President and then as Financial Planning Manager. Dr. Ramsey also taught finance at Southern Methodist University in their undergraduate and professional MBA programs.

Harold L. Hickey became our Vice President and Chief Operating Officer in October 2005. Prior to then and beginning in January 2004, Mr. Hickey served as President of our wholly-owned subsidiary, North Coast. Mr. Hickey was our Production and Asset Manager from February 2001 to January 2004. From April 2000 until he joined us, Mr. Hickey was Chief Operating Officer of Inca Natural Resources Group, L.P., an independent oil and natural gas exploration company. Prior to that, Mr. Hickey worked at Mobil Oil Corporation from 1979 to March 2000.

Jeffrey D. Benjamin became one of our directors in October 2005 and was previously one of our directors from August 1998 through July 2003 and a director of our parent holding company from July 2003 through its merger into us. Mr. Benjamin has been a Senior Advisor to Apollo Management, LP since September 2002. He had previously been a Managing Director of Libra Securities LLC, an investment banking firm, from January 2002 to September 2002 and served as Co-Chief Executive Officer of Libra Securities from January 1999 to December 2001. Mr. Benjamin is also a director of Dade Behring Holdings Inc., Chiquita Brands International, Inc. and NTL Incorporated.

Earl E. Ellis became one of our directors in October 2005 and was previously one of our directors from March 1998 through July 2003. Mr. Ellis has served as chairman and chief executive officer of Carolina Soy Products, a soy based product manufacturing company since September 2003. Mr. Ellis has also been a private investor since 2001. He served as a Director of Coda from 1992 until 1996. Mr. Ellis served as a managing partner of Benjamin Jacobson & Sons, LLC, specialists on the New York Stock Exchange. He had been associated with Benjamin Jacobson & Sons, LLC from 1977 to 2001.

Robert H. Niehaus became one of our directors in November 2004 and was a director of our parent holding company from July 2003 through its merger into us. Mr. Niehaus is the Chairman and Managing Partner of Greenhill Capital Partners, LLC, a private equity investment firm, and a Managing Director of Greenhill & Co., LLC. Prior to joining Greenhill in January 2000 to start its private equity business, Mr. Niehaus was a Managing Director in Morgan Stanley's private equity investment department from 1990 to 1999. Mr. Niehaus is a director of the American Italian Pasta Company, Global Signal Inc., Heartland Payment Systems, Inc. and several private companies.

Boone Pickens became one of our directors in October 2005 and was previously one of our directors from March 1998 through July 2003. Mr. Pickens has served as the Chairman and CEO of BP Capital LP since September 1996 and Mesa Water, Inc. since August 2000 and is a board member of Clean Energy. BP Capital LP or affiliates is the general partner and an investment advisor of private funds investing in energy commodities (BP Capital Energy Fund) and publicly-traded energy equities (BP Capital Equity Fund and its offshore counterpart). Clean Energy is the largest provider of natural gas (CNG and LNG) and related services in North America. He was the founder of Mesa Petroleum Co., an independent oil and natural gas exploration and production company. He served as CEO and Chairman of the Board of Mesa from its inception until his departure in 1996. See "Related party transactions—ONEOK Energy acquisition" for a description of certain related party transactions involving Mr. Pickens.

Robert L. Stillwell became one of our directors in October 2005. Mr. Stillwell has served as the General Counsel of BP Capital LP, Mesa Water, Inc. and affiliated companies engaged in the petroleum business since 2001. Mr. Stillwell was a lawyer and Senior Partner at Baker Botts LLP in Houston, Texas from 1969 to 2001. He also served as a director of Mesa Petroleum Co. and Pioneer Natural Resources Company from 1969 to 2001.

Our directors serve terms of one year. As a result, stockholders will elect our board of directors each year. Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships between our directors and executive officers.

Other officers of our company

Charles R. Evans joined us in February 1998, became one of our Vice Presidents in March 1998 and was our Chief Operating Officer from December 2000 until October 2005. He currently serves as our Vice President of Marketing and Outside Operations. After working for Sun Oil Co., he joined TXO Production Corp. in 1979 and was appointed Vice President of Engineering and Evaluation in 1989. In 1990, he was named Vice President of Engineering and Project Development for Delhi Gas Pipeline Corporation, a natural gas gathering, processing and marketing company. Mr. Evans served as Director-Environmental Affairs and Safety for Delhi until December 1997.

Richard L. Hodges became one of our Vice Presidents in October 2000. He began his career with Texaco, Inc. and has served in various land management capacities with several independent oil and gas companies during the past 27 years. He served as Vice President of Land for Central Resources, Inc. until we acquired the Central properties in September 2000.

John D. Jacobi became one of our Vice Presidents in February 1999. In 1991, he co-founded Jacobi-Johnson Energy, Inc., an independent oil and natural gas producer, and served as its President until January 1997. He served as the Vice President and Treasurer of Jacobi-Johnson from January 1997 until May 8, 1998, when the company was sold to us.

Daniel A. Johnson became one of our Vice Presidents in February 1999. In 1991, he co-founded Jacobi-Johnson Energy, Inc., an independent oil and natural gas producer. He served as its President from January 1997 until the company was sold to us on May 8, 1998.

Mark E. Wilson became our Controller and one of our Vice Presidents in August 2005. He began his career in 1980 with Diamond Shamrock Corporation. Since that time, he has served in Controller roles with Maxus Energy, Snyder Oil Company and Repsol-YPF International. From September 2000 to August 2005, Mr. Wilson served as Chief Financial Officer of Epoch Holdings Corporation and its predecessor, an investment management and advisory firm.

Board committees

Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit committee

The audit committee of our board of directors recommends the appointment of our independent auditors, reviews our internal accounting procedures and financial statements and consults with and reviews the services provided by our independent auditors, including the results and scope of their audit. The audit committee is currently comprised of Messrs. Benjamin (chair), Ellis and Niehaus, each of whom will be independent, within the meaning of applicable SEC and New York Stock Exchange, or NYSE, rules, upon completion of this offering. Mr. Benjamin has been designated as an audit committee financial expert, as currently defined under the SEC rules implementing the Sarbanes-Oxley Act of 2002. We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, as well as NYSE and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation committee

The compensation committee of our board of directors reviews and recommends to our board of directors the compensation and benefits for all of our executive officers, administers our stock plans, and establishes and reviews general policies relating to compensation and benefits for our employees. The compensation committee is currently comprised of Messrs. Stillwell (chair), Benjamin, Ellis and Niehaus, each of whom will be independent, within the meaning of applicable NYSE rules, upon completion of this offering. We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, as well as NYSE and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and corporate governance committee

The nominating and corporate governance committee of our board of directors is responsible for:

  •
  reviewing the appropriate size, function and needs of the board of directors;

  •
  developing the board's policy regarding tenure and retirement of directors;

  •
  establishing criteria for evaluating and selecting new members of the board, subject to board approval thereof;

  •
  identifying and recommending to the board for approval individuals qualified to become members of the board of directors, consistent with criteria established by the committee and by the board;

  •
  overseeing the evaluation of management and the board; and

  •
  monitoring and making recommendations to the board on matters relating to corporate governance.

The nominating and corporate governance committee currently consists of Messrs. Ellis (chair), Benjamin, Stillwell and Niehaus, each of whom is independent within the meaning of applicable NYSE rules. We believe that the composition and functioning of our nominating and governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, as well as NYSE and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Lead director

The independent members of our board of directors have selected Mr. Stillwell to act as a lead director. The lead director will chair the executive sessions of the non-employee and independent directors, consult with the chairman of the board concerning the agenda for board meetings and perform such other duties as the independent directors might designate.

Codes of ethics

We have adopted Corporate Governance Guidelines, a Code of Business Conduct and Ethics, and a Code of Ethics for all executive officers. These documents will be available in print to any shareholder requesting a copy in writing from our corporate secretary at our executive offices set forth in this prospectus.

Executive compensation

The following table provides compensation information for the fiscal years 2002, 2003 and 2004 for our Chief Executive Officer, Douglas H. Miller, and the four most highly compensated executive officers during that period other than Mr. Douglas H. Miller: T. W. Eubank, J. Douglas Ramsey, Richard E. Miller and Charles R. Evans.

Summary compensation table

		Annual compensation			Long term compensation
					Awards		Payouts
Name and principal position	Fiscal year	Salary	Bonus(1)	Other annual compensation	Restricted stock awards	Securities underlying options/SARs(2)	LTIP payouts	All other compensation(3)

		($)	($)	($)	($)	(# of shares)	($)	($)
Douglas H. Miller Chairman and Chief Executive Officer	2004 2003 2002	475,000 431,250 300,000	914,980 291,245 30,000	— — —	— — —	2,657,407 — —	— — —	16,000 14,257,044 9,600
T. W. Eubank(4) President and Treasurer	2004 2003 2002	300,000 275,000 200,000	160,000 80,000 20,000	— — —	— — —	324,074 — —	— — —	16,000 4,006,445 8,800
J. Douglas Ramsey, Ph.D Vice President and Chief Financial Officer	2004 2003 2002	175,000 168,750 150,000	75,000 43,750 15,000	— — —	— — —	150,000 — —	— — —	13,000 2,519,270 8,800
Richard E. Miller(4) Vice President, Secretary and General Counsel	2004 2003 2002	175,000 168,750 150,000	75,000 43,750 15,000	— — —	— — —	129,630 — —	— — —	16,000 863,021 8,800
Charles R. Evans(4) Vice President and Chief Operating Officer	2004 2003 2002	250,000 225,000 150,000	130,000 65,000 15,000	— — —	— — —	259,259 — —	— — —	16,000 1,037,080 8,800

(1)
Includes amounts paid in 2003 and 2004 under the EXCO Holdings employee bonus retention plan. We paid retention bonuses in 2003 and 2004 to each of the named executive officers as follows: Douglas H. Miller—$204,995 and $819,980; T.W. Eubank—$25,000 and $100,000; J. Douglas Ramsey—$10,000 and $40,000; Richard E. Miller—$10,000 and $40,000; and Charles R. Evans—$20,000 and $80,000. This plan was terminated, and all amounts remaining due were paid in conjunction with the Equity Buyout. See "—Employee Bonus Retention Plan" for a description of this plan.

(2)
Represents stock options granted under the EXCO Holdings 2004 Long-Term Incentive Plan. EXCO Holdings granted options covering a total of 8,801,354 shares to employees, including executive officers, during 2004.

(3)
Includes (i) for 2003, in conjunction with the going private transaction, the gross cash amounts received upon the sale of common stock or for each non-qualified stock option held in an amount equal to the amount by which $18.00 exceeded the exercise price of the option, reduced by applicable withholding and employment taxes and (ii) for all years shown, our matching contributions under our 401(k) plan. All incentive stock options the holder owned where the exercise price of the option was less than $18.00 were exercised. The common stock received upon exercise was then sold for $18.00 per share upon completion of the going private transaction and/or exchanged for Class A common stock of EXCO Holdings.

(4)
Effective October 5, 2005, Messrs. Eubank and R. E. Miller resigned as officers and directors of ours and Mr. Evans resigned as our Chief Operating Officer. Mr. Eubank will continue his employment with us in a non-officer capacity and Mr. Evans will continue as one of our Vice Presidents.

The compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of EXCO's salaried employees. It also does not include certain perquisites and other personal benefits, securities or property received by these executive officers that are not material in amount.

The Board's compensation committee approved 2006 salaries for our executive officers as follows: Douglas H. Miller—$600,000; Stephen F. Smith—$400,000; J. Douglas Ramsey—$300,000; and Harold L. Hickey—$300,000.

Option grants in fiscal 2004

EXCO Holdings did not grant any stock options during 2004 other than the stock options discussed in the table above under its 2004 Long-Term Incentive Plan.

Option exercises in fiscal year 2004 and value at fiscal year end 2004

The equity securities of EXCO Holdings were used to incentivize our management and our employees. The following table shows the number of shares of EXCO Holdings common stock acquired upon exercise of stock options, or, if no shares were received, the number of securities, if any, with respect to which stock options were exercised and the aggregate dollar value realized, if any, upon such exercise during fiscal 2004. This table also shows the number of shares of EXCO Holdings common stock, if any, covered by both exercisable and non-exercisable stock options held by Messrs. D. H. Miller, Eubank, Ramsey, R. E. Miller, and Evans as of December 31, 2004. All of these options were purchased in October 2005 in connection with the Equity Buyout. See "—2004 Long-Term Incentive Plan."

	Shares acquired on exercise (#)(1)	Value realized (loss) ($)	Number of securities underlying unexercised options at fiscal year-end(1) (#)		Value of unexercised in-the-money options at fiscal year-end(2) ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

Douglas H. Miller	—	—	—	2,657,407	—	—
T. W. Eubank	—	—	—	324,074	—	—
J. Douglas Ramsey, Ph.D.	—	—	—	150,000	—	—
Richard E. Miller	—	—	—	129,630	—	—
Charles R. Evans	—	—	—	259,259	—	—

(1)
Represents stock options granted under the EXCO Holdings 2004 Long-Term Incentive Plan.

(2)
Since EXCO Holdings was a privately held company and there was not an established market for its equity securities, the value of unexercised in-the-money stock options at fiscal year end was not readily determinable.

Compensation of directors

Prior to the Equity Buyout, our directors did not receive any compensation for acting as a director, but were reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors and committee meetings. Following the Equity Buyout, our non-employee directors are paid a retainer of $25,000 per year. The chair of each committee is paid an additional $10,000 per year, other than the chair of the audit committee who is paid an additional $50,000 per year. Each other committee member is paid an additional $5,000 per year. We pay no additional remuneration to our employees serving as directors.

All directors, including our employee directors, are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors and committee meetings and, on October 5, 2005, were given a one-time grant of an option to purchase 50,000 shares of our common stock with an exercise price of $7.50 per share, the price at which shares of common stock of Holdings II were issued in connection with the Equity Buyout.

2004 Long-Term Incentive Plan

In June 2004, EXCO Holdings adopted the 2004 Long-Term Incentive Plan. In 2004, we granted options covering 8,801,354 shares of Class A common stock to employees, including executive officers, under the terms of the option plan. No stock options were exercised during 2004. In connection with the Equity Buyout, all of the then outstanding options granted under the EXCO Holdings' 2004 Long-Term Incentive Plan were terminated for cash in an amount per share issuable upon exercise of these options, without regard to any vesting restrictions, equal to $5.1971277, less the applicable exercise price and withholding taxes.

2005 Long-Term Incentive Plan

Our 2005 Long-Term Incentive Plan was adopted by our Board of Directors and approved by our stockholders in September 2005. A total of 10,000,000 shares of our common stock have been authorized for issuance under this plan. The stated purpose of the stock option plan is to provide financial incentives to selected employees and to promote our long-term growth and financial success by:

  •
  attracting and retaining employees of outstanding ability;

  •
  strengthening our capability to develop, maintain and direct a competent management team;

  •
  providing an effective means for selected employees to acquire an ownership interest in us;

  •
  motivating key employees to achieve long-range performance goals and objectives; and

  •
  providing incentive compensation competitive with other similar companies.

Our board of directors administers the stock option plan and the awards granted under the plan. Awards under the stock option plan can consist of incentive stock options, non-qualified stock options, restricted stock, stock appreciation rights and other awards.

Pursuant to the terms of the stock option agreements that we entered into with our option holders, the stock options granted:

  •
  are vested as to 25% of the shares subject to the option on the date of grant and will vest an additional 25% on each of the next three anniversaries of the date of grant;

  •
  expire on the tenth anniversary of the date of grant, or sooner under some circumstances; and

  •
  become fully vested and exercisable, subject to their early termination as provided in the option agreements, immediately prior to a change of control of us.

As of December 31, 2005, there were 4,979,575 outstanding incentive and nonqualified stock options to purchase shares of our common stock pursuant to this plan exercisable at $7.50 per share through October 5, 2015, of which 1,245,738 currently are exercisable. The shares that may be issued pursuant to the exercise of any option awarded under this plan have not been registered under the Securities Act.

On October 5, 2005, we granted options to purchase shares of our common stock to our named executive officers for 2005 as follows.

Name	Exercisable	Unexercisable	Exercise price

Douglas H. Miller	426,250	1,278,750	$7.50
Stephen F. Smith	95,825	287,475	7.50
J. Douglas Ramsey, Ph.D.	41,675	125,025	7.50
Harold L. Hickey	41,675	125,025	7.50

The following table provides information as of December 31, 2005 with respect to shares of our common stock that may be issued under our only existing equity compensation plan, which has been approved by our stockholders.

	Number of shares authorized for issuance under plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

2005 Long-Term Incentive Plan	10,000,000	4,979,575	$7.50	5,020,425
Total	10,000,000	4,979,575	$7.50	5,020,425

Severance Plan

Our Amended and Restated Severance Plan, as amended, or the Severance Plan, provides for severance pay to eligible employees in the event they are terminated on the effective date of a change of control of us or within six months following the effective date of a change of control. The plan was amended to clarify that the Equity Buyout was not considered a change in control as defined in the Severance Plan. Eligible employees under this plan include our regular full-time employees, except those employees who own common stock of EXCO Holdings. The severance pay for each eligible employee is equal to one year's salary, before deductions and excluding bonuses and overtime, less any amounts due the eligible employee from the exercise of EXCO Holdings stock options. None of Messrs. Douglas H. Miller, T. W. Eubank, J. Douglas Ramsey, Richard E. Miller or Charles R. Evans are eligible to receive payments under this plan.

Employee Bonus Retention Plan

The board of directors of EXCO Holdings and the board of directors of Addison adopted identical employee bonus retention plans effective upon the completion of the 2003 going private transaction in order to provide certain employees with an incentive to remain employed with us and Addison after the going private transaction. On February 10, 2005, the Addison employee bonus retention plan was terminated and all bonus retention amounts payable thereunder, aggregating approximately $1.0 million, were accelerated and paid in full.

In conjunction with the closing of the Equity Buyout, on October 3, 2005, the EXCO Holdings employee bonus retention plan was terminated and all bonus retention amounts payable thereunder, aggregating approximately $2.8 million, were accelerated and paid in full. The participants in the plan agreed to customary confidentiality and nonsolicitation provisions. Messrs. R.E. Miller and Eubank, together with other of our continuing shareholders, agreed to customary non-compete provisions in connection with the EXCO Holdings employee bonus retention plan. The executive officers received the following payments in 2005, which includes three quarterly payments and the acceleration of the remaining bonus retention amounts payable thereunder: Douglas H. Miller—$2,254,945; T.W. Eubank—$275,000; J. Douglas Ramsey—$110,000; Richard E. Miller—$110,000; and Charles R. Evans—$220,000. None of Messrs. Douglas H. Miller, T.W. Eubank, J. Douglas Ramsey, Richard E. Miller or Charles R. Evans is a party to an employment agreement.

Compensation committee interlocks and insider participation

None of our executive officers is a director or member of a compensation committee of any entity of which a member of our board of directors was or is an executive officer, except as described below. Two of our executive officers, Messrs. D. Miller and Smith, were directors of Carolina Soy Products, a private company with no compensation committee. One of our directors, Mr. Ellis, is the chief executive officer of Carolina Soy Products. Messrs. Miller and Smith have resigned from the board of Carolina Soy Products effective November 2, 2005, so no compensation committee interlock currently exists. Furthermore, Messrs. Miller and Smith were never involved in setting the compensation of Mr. Ellis during their tenure as directors of Carolina Soy Products and Mr. Ellis draws no compensation for his services as chief executive officer of Carolina Soy Products.

Limitations of liability and indemnification of directors and officers

As permitted by Texas law, our articles of incorporation provide that our directors will not be personally liable to us or our shareholders for or with respect to any acts or omissions in the performance of such person's duties as a director to the fullest extent permitted by applicable law. Our articles of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Texas law. Our bylaws further provide that we must pay or reimburse reasonable expenses incurred by one of our directors or officers who was, is or is threatened to be made a named defendant or respondent in a proceeding to the maximum extent permitted under Texas law. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

We have entered into indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify the director or officer to the fullest extent permitted by Texas law, including indemnification for judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or officer or as the director or officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provision, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

The indemnification provisions contained in our articles of incorporation and bylaws are exclusive of any other right that a person may have or acquire under any statute, bylaw,

resolution or shareholders or directors or otherwise. In addition, we maintain insurance on behalf of our directors and officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of their service in these capacities.

We are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agencies in which indemnification would be required or permitted. We believe that the provisions of our articles of incorporation and bylaws and our indemnification agreements are necessary to attract and retain qualified persons to serve as directors and officers of our company.

Related party transactions

Going private transaction

On July 29, 2003, pursuant to an Agreement and Plan of Merger, dated as of March 11, 2003, among EXCO Resources, EXCO Holdings, and ER Acquisition, Inc., a Texas corporation and wholly-owned subsidiary of EXCO Holdings, ER Acquisition was merged with and into EXCO Resources. EXCO Resources was the surviving corporation in the merger and, at the effective time of the merger, became a wholly-owned subsidiary of EXCO Holdings. Pursuant to the terms of the merger agreement, at the effective time of the merger, each issued and outstanding share of EXCO Resources common stock was converted into the right to receive $18.00 in cash, other than shares of common stock owned by EXCO Holdings. Following the merger, EXCO Resources common stock was delisted from the Nasdaq National Market.

Immediately prior to the merger, EXCO Resources was publicly held. Upon consummation of the merger, EXCO Resources became a wholly-owned subsidiary of EXCO Holdings. The capital stock of EXCO Holdings was owned by (i) EXCO Acquisition LLC, the members of which are certain funds or affiliates of Cerberus Capital Management, L.P., a Delaware limited partnership, or Cerberus, which collectively owned approximately 55% of the capital stock of EXCO Holdings, (ii) certain other institutional investors, which collectively owned approximately 18% of the capital stock of EXCO Holdings through the purchase of Class A common stock of EXCO Holdings, (iii) certain of our directors, officers and employees, or the Continuing Shareholders, who collectively owned approximately 16% of the capital stock of EXCO Holdings and (iv) EXCO Investors, LLC, a Delaware limited liability company, or EXCO Investors, which owned approximately 11% of the capital stock of EXCO Holdings, or clauses (i) through (iv) above, collectively, the equity contributions.

The financing to complete the merger was funded by borrowings under our then-existing credit facilities and approximately $172.0 million of equity.

The EXCO Holdings stockholders entered into a stock repurchase agreement, stockholders agreement and registration rights agreement, all of which were terminated as part of the Equity Buyout. The merger agreement also provided that EXCO Holdings and EXCO Resources will indemnify each of our present and former directors and officers until the later of six years after the effective time of the merger or the expiration of any statute of limitations applicable to the claim under which indemnification is sought against liabilities for their actions or omissions as directors or officers before the effective time of the merger. The merger agreement further provided that for a period of six years after the effective time of the merger, the surviving corporation will provide to our directors and officers liability insurance protection with the same coverage and in the same amount as and on terms no less favorable to such individuals than that provided by our insurance policies in effect immediately prior to the merger. The persons benefiting from the insurance provisions of the merger agreement include all persons who served as our directors and executive officers during the period from August 1, 2002 until the effective time of the merger.

ONEOK Energy acquisition

On September 16, 2005, Mr. Boone Pickens, one of our directors, provided $20.0 million in debt financing to TXOK, an affiliate of EXCO Holdings, to fund the $19.4 million in deposits paid in connection with the ONEOK Energy acquisition. This loan was amended on September 21, 2005 to reduce the principal amount of the loan to $15.0 million. The loan matured and was repaid, together with approximately $100,000 of interest under this loan, on October 7, 2005. On September 21, 2005, Mr. Pickens also entered into a contract with TXOK to render financial advisory services to it with respect to the ONEOK Energy acquisition pursuant to which he was paid $3.6 million on October 7, 2005. No other sums are due Mr. Pickens under this agreement.

On September 27, 2005, BP EXCO Holdings LP acquired 150,000 shares of TXOK preferred stock for $150.0 million to fund the ONEOK Energy acquisition in part. Mr. Pickens is the controlling member of BP EXCO Holdings GP, LLC, the general partner of BP EXCO Holdings LP. The TXOK preferred stock will be redeemed upon consummation of this offering. For a description of the terms of the TXOK preferred stock, please see "Interim financing arrangements—TXOK preferred stock." In connection with the sale of the TXOK preferred stock, each of TXOK and EXCO Holdings agreed, if the proceeds of an initial public offering of its or its subsidiary's capital stock are not sufficient to redeem all of the TXOK preferred stock, to use its reasonable best efforts to redeem all of the TXOK preferred stock with available cash and borrowings under its credit facilities.

In connection with the formation of TXOK on September 15, 2005, TXOK issued 1,000 shares of its common stock to Holdings II in exchange for $1,000. On September 27, 2005, TXOK reclassified its capital structure in connection with the issuance of the TXOK preferred stock. In this recapitalization, Holdings II's 1,000 shares of TXOK common stock were converted into one share of Class B common stock of TXOK. On October 7, 2005, EXCO Holdings purchased 19,999 shares of Class B common stock for a purchase price of $19,999,000. TXOK used a portion of these proceeds to repay the $15.0 million of debt financing provided by Mr. Pickens as described above. Upon the merger of Holdings II with and into EXCO Holdings, EXCO Holdings became the owner of the 20,000 shares of Class B common stock.

In connection with the issuance of the TXOK preferred stock, EXCO Holdings gave BP EXCO Holdings LP a right of first refusal, a co-sale right and, if the TXOK preferred stock is converted into Class A common stock of TXOK, a drag along right on the Class B common stock of TXOK held by EXCO Holdings.

Effective October 15, 2005, EXCO Resources entered into an intercompany agreement with TXOK to manage TXOK's business affairs. Mr. Pickens controls TXOK through BP EXCO Holdings LP's ownership of the TXOK preferred stock. The agreement provides that we will provide TXOK with general management, treasury, finance, legal, audit, tax, information technology, and payroll and benefit administration services. TXOK has agreed to reimburse us on a monthly basis for the total amount of compensation, taxes and benefits we provide to employees providing services to TXOK. TXOK has also agreed to pay us $25,000 per month for the additional services we provide, as well as reimbursement of all costs directly related to the operations of TXOK.

Equity Buyout

On October 3, 2005, Holdings II acquired all the capital stock of EXCO Holdings and subsequently merged into EXCO Holdings. Upon its formation, Holdings II issued 3,333,330 shares of common stock to its founders for $0.01 per share. This group of founders included Mr. Douglas H. Miller, who purchased 1,655,000 shares, Mr. T. W. Eubank, who purchased 50,000 shares, Mr. Stephen F. Smith, who purchased 333,330 shares, Dr. J. Douglas Ramsey, who purchased 166,670 shares (these shares were issued to a limited partnership in which

Dr. Ramsey owns a 98.0% limited partnership interest), Mr. Harold L. Hickey, who purchased 166,670 shares and Mr. Charles R. Evans, who purchased 66,660 shares, as well as a number of our employees. Each of these persons and many of our employees also exchanged shares of EXCO Holdings common stock for Holdings II common stock or purchased additional shares of Holdings II common stock for cash pursuant to the terms of the stock purchase agreements described below. See "Significant transactions—2005 Equity Buyout."

A summary of the main agreements entered into in connection with the Equity Buyout is set forth below.

The EXCO Holdings stockholders' stock purchase agreement

Overview.    All EXCO Holdings stockholders, whether they received cash for their EXCO Holdings shares or common stock of Holdings II, were required to enter into a Stock Purchase Agreement with Holdings II, referred to in this prospectus as the Rollover Investors SPA.

Consideration.    The Rollover Investors SPA provided, among other things, that Holdings II would purchase for cash all of the outstanding shares of EXCO Holdings Class A common stock and Class B common stock for $5.1971277 and $3.6971277 per share, respectively, should the holder of such shares elect to receive cash for his, her or its shares. Should a stockholder elect to exchange all or a portion of such holder's EXCO Holdings stock for common stock of Holdings II, this holder would receive one share of Holdings II common stock for each $7.50 in EXCO Holdings capital stock exchanged.

Representations and warranties, covenants and conditions.    The Rollover Investors SPA contained certain representations and warranties, conditions and covenants of both Holdings II and the selling stockholders. Holdings II made representations with respect to the following subjects: corporate existence, good standing and qualification to conduct business; requisite power and authorization to enter into and carry out its obligations under the Rollover Investors SPA; absence of any conflict or violation of organizational documents, third party agreements or law or regulation as a result of entering into or carrying out the obligations of the Rollover Investors SPA and the related documents and transactions; investment intent; capitalization; and valid issuance of the common stock of Holdings II.

Holdings II further covenanted with respect to the following subjects: execution of certain related documents and taking of reasonable actions required in connection with the Rollover Investors SPA; satisfaction of conditions; securing of required consents and approvals; required filings and actions under the Hart-Scott-Rodino Act of 1976, or HSR; cooperation with EXCO Holdings in fulfillment of EXCO Holdings' notice obligations under the related transaction documents, termination of the EXCO Holdings Employee Bonus Retention Plan, termination of the EXCO Holdings Employee Stock Participation Plan, and the collection by EXCO Holdings of certain obligations owed to it.

The selling stockholders made representations with respect to the following subjects: requisite power and authorization to enter into and carry out the obligations of the Rollover Investors SPA and the related documents and transactions; enforceability of the Rollover Investors SPA and the obligations entered into in connection with the Rollover Investors SPA; absence of any conflict or violation of organizational documents, third party agreements or law or regulation as a result of entering into or carrying out the obligations of the Rollover Investors SPA and the related documents and transactions; beneficial ownership, free and clear, of the EXCO Holdings stock to be transferred; absence of filing requirements or required consents; corporate existence and good standing; and absence of broker, finder, or agent fees in connection with the transactions contemplated by the Rollover Investors SPA.

The selling stockholders further covenanted with respect to the following subjects: execution of certain related documents and taking of reasonable actions required in connection with the Rollover Investors SPA; satisfaction of conditions; securing of required consents and approvals; HSR filings and actions; notification of breach or likely breach of representations and warranties; competing transactions; and confidentiality.

Release.    The Rollover Investors SPA also provided that EXCO Holdings stockholders would release Holdings II, EXCO Holdings, EXCO Resources and their respective successors, officers, directors, employees and stockholders (and each of their respective heirs, executors and administrators acting in such capacities) of and from any and all manner of action or actions, or cause or causes of action of any nature whatsoever which they then had or may hereafter have against any of them, subject to certain exceptions. Holdings II, EXCO Holdings and EXCO Resources provided a similar release to the EXCO Holdings stockholders, subject to certain exceptions.

Indemnity.    The Rollover Investors SPA provided for certain indemnities on the part of Holdings II and the EXCO Holdings stockholders. Each of the stockholders agreed to indemnify Holdings II and its respective successors and assigns and officers, directors, employees, representatives and others from and against losses with respect to any breach of a representation or warranty of such stockholder contained in the Rollover Investors SPA or the breach of any covenant or other agreement of such stockholder. Likewise, Holdings II agreed to indemnify each of the selling stockholders from and against losses with respect to any breach of a representation or warranty by Holdings II or of any of Holdings II's covenants or other agreements. EXCO Acquisition LLC, EXCO Holdings' controlling stockholder prior to the Equity Buyout, was appointed as the representative of, and attorney-in-fact for, all other selling stockholders under the indemnity provision with full power and authority to act on behalf of the selling stockholders with respect to indemnification claims.

The equity investors stock purchase agreement

Overview.    All equity investors making a cash investment in Holdings II were required to enter into a Stock Purchase Agreement with Holdings II, referred to in this prospectus as the Equity Investors SPA.

Consideration.    The equity investors purchased 24,415,440 shares of common stock of Holdings II for a cash payment of $7.50 per share.

Representations and warranties, covenants and conditions.    The Equity Investors SPA contains certain representations and warranties, conditions and covenants of both Holdings II and the equity investors. Holdings II made representations with respect to the following subjects: corporate existence, good standing and qualification to conduct business; requisite power and authorization to enter into and carry out its obligations under the Equity Investors SPA; capitalization; SEC filings and financial statements of EXCO Resources; absence of violations of law; absence of any material adverse change, prohibited distribution or dividend, or material change in accounting; possession of permits; preparation of reserve reports; completeness of information; absence of certain related party transactions; environmental matters, labor and employment matters; absence of litigation; property matters; hedging; absence of preemptive rights and rights of first refusal and exemption from registration and prospectus delivery requirements under the Securities Act; and the absence of material misstatements or omissions in the confidential disclosure statement accompanying the Equity Buyout.

Holdings II further covenanted with respect to the following subjects: access to information; supplementing of information that has been provided; execution of certain related documents and taking of reasonable actions required in connection with the Equity Investors SPA; satisfaction of conditions; required filings and actions under HSR; securing of required consents and approvals; use of proceeds to fund the Equity Buyout; and filing of a certificate of merger with respect to the merger of Holdings II into EXCO Holdings.

The equity investors made representations with respect to the following subjects: investment intent and other Securities Act matters; recognition that the common stock of Holdings II had not been registered under the Securities Act; accredited investor status; requisite power and authorization to enter into and carry out the obligations of the Equity Investors SPA and the related documents and transactions; absence of any conflict or violation of organizational documents, third party agreements or law or regulation as a result of entering into or carrying out the obligations of the Equity Investors SPA and the related documents and transactions; enforceability of the Equity Investors SPA and the obligations entered into in connection with the Equity Investors SPA; and absence of broker or finder fees in connection with the transactions contemplated by the Equity Investors SPA.

The equity investors further covenanted with respect to the following subjects: execution of certain related documents and taking of reasonable actions required in connection with the Equity Investors SPA; satisfaction of conditions; and securing of required consents and approvals.

Indemnification.    The Equity Investors SPA also provided that Holdings II and the equity investors would indemnify each other (and their respective successors, officers, directors, employees, attorneys, consultants and agents) for losses arising from any material breach or inaccuracy of a representation or warranty, covenant, agreement or other obligations contained in the Equity Investors SPA or in any related document.

The stockholders' agreement

Overview.    Each stockholder of Holdings II after the Equity Buyout was required to enter into a Stockholders' Agreement with Holdings II and the other stockholders of Holdings II. As a result of the merger of Holdings II with and into EXCO Holdings, the Stockholders' Agreement was assumed by EXCO Holdings. The Stockholders' Agreement generally prohibits stockholders of EXCO Holdings from selling or otherwise conveying their shares of EXCO Holdings common stock other than as permitted by the Stockholders' Agreement. The Stockholders' Agreement also provides, among other things, for the rights described below.

Right of first refusal.    A right of first refusal exists with respect to any proposed transfer of EXCO Holdings common stock by management stockholders to a third party. Management stockholders are generally those stockholders of EXCO Holdings who are employees of EXCO Holdings or our subsidiaries. Generally, if a management stockholder intends to sell his or her shares and has a buyer for the shares, the selling management stockholder must notify the other non-selling management stockholders of the offer and the management stockholders then have the right to buy the shares, pro rata, at the offered price. If the non-selling management stockholders do not indicate their intention to acquire all of the offered shares, then EXCO Holdings has the right to purchase the remaining shares not being purchased by the non-selling management stockholders at the offered price. Finally, if neither the non-selling management stockholders nor EXCO Holdings purchase all of the offered shares, then the other stockholders have the right to purchase the offered shares. If there remain unpurchased shares, then the selling management stockholder may sell his or her shares to the third party buyer which made the initial offer.

Right of first offer.    At any time a non-management stockholder of EXCO Holdings proposes to sell or transfer any shares of EXCO Holdings common stock, the other stockholders have a right of first offer, allowing them to make an offer to purchase the shares proposed to be sold. The right of first offer provides that a non-management stockholder who desires to sell shares of EXCO Holdings common stock must first permit the other non-selling stockholders of EXCO Holdings the right to make the first offer to purchase the shares of common stock proposed to be sold. The other non-selling EXCO Holdings stockholders (which would include management stockholders) have a designated period of time to make an offer to the selling non-management stockholder to purchase all of the shares proposed to be sold. If the selling non-management stockholder rejects the offer, such selling stockholder has sixty (60) days in which to market the shares to a third party at a price that must be greater than the price offered by the non-selling EXCO Holdings stockholders.

Right of co-sale.    Each EXCO Holdings stockholder has a right of co-sale that affords such stockholder the opportunity to sell a pro rata portion of its shares when another stockholder proposes to transfer shares to any third party or to EXCO Holdings. In effect, if non-selling stockholders or EXCO Holdings do not elect to purchase offered shares pursuant to the right of first refusal or right of first offer, the non-selling stockholders have the right to sell a pro rata portion of their shares with the selling stockholder.

Drag-along right.    In the event that one or more stockholders holding at least 50% of the outstanding shares of common stock of EXCO Holdings proposes to sell or transfer all of the shares held by it to a third party, such stockholder may require the non-selling stockholders to sell or transfer all of their shares in the manner and on the same terms and conditions that apply to the selling stockholder or stockholders.

Preemptive rights.    All stockholders are given preemptive rights. Subject to customary limitations, in the event EXCO Holdings proposes to issue, grant or sell additional common stock, each stockholder shall have the right to purchase its pro rata amount of additional shares of such common stock. Preemptive rights do not apply to shares issued pursuant to this offering or in connection with a merger or other acquisition transaction with respect to EXCO Holdings.

Voting provisions.    The Stockholders' Agreement provides that each party will vote all of its shares for the directors designated in the Stockholders' Agreement. In addition to its effect on the voting rights of the stockholders, the Stockholders' Agreement could have the effect of delaying or preventing a change in control.

Termination of the Stockholders' Agreement.    The Stockholders Agreement will terminate upon the consummation of this offering.

The registration rights agreement

Overview.    Each stockholder of Holdings II after the Equity Buyout was required to enter into a Registration Rights Agreement with Holdings II and the other stockholders of Holdings II. The Registration Rights Agreement was amended and restated pursuant to the terms and conditions of the First Amended and Restated Registration Rights Agreement, or the Registration Rights Agreement. As a result of the merger of Holdings II with and into EXCO Holdings and upon consummation of the merger of EXCO Holdings into us, the Registration Rights Agreement will be assumed by us. The Registration Rights Agreement entitles the EXCO Holdings stockholders to certain rights with respect to the registration of shares of our common stock for resale under the Securities Act.

Registrations.    Pursuant to the Registration Rights Agreement, after this offering, all holders of unregistered shares of our common stock who are subject to the Registration Rights Agreement can require us to register their shares in certain circumstances. In addition, at any time that we file a registration statement registering other shares, the holders of shares subject to the Registration Rights Agreement can require that we include their shares in such registration statement, subject to certain exceptions.

At any time on or after 180 days after the completion of this offering, any holder of unregistered shares of our common stock who is party to the Registration Rights Agreement may request that we register up to one-third of the holder's registrable securities in a resale registration statement. At any time on or after 365 days after the completion of this offering, any holder of registrable securities may again require us to register up to an additional one-third of the holder's registrable securities initially covered by the Registration Rights Agreement in the same manner as the initial resale registration was made. A similar demand right will be invocable by any holder with respect to its remaining registrable securities commencing 540 days after completion of this offering. Upon any such request for registration, we would then be required to give notice of the requested registration to all other holders of registrable securities to allow such other holders to register up to one-third of their registrable securities on the same registration statement. Following this offering, we may request in writing that J.P. Morgan Securities Inc. (or the lead underwriter and sole stabilization agent of this offering, if other than J.P. Morgan Securities Inc.) waive the registration waiting periods and registration volume limitations on resale registrations described in this paragraph. Upon or without such a request, J.P. Morgan Securities Inc. (or such other underwriter), in its sole discretion and based upon its evaluation of market conditions, the historical trading activity and liquidity of our common shares and other considerations it deems relevant, may waive continued application of the registration waiting periods and registration volume limitations described in this paragraph.

If EXCO Holdings (or, after the merger of EXCO Holdings into us, we) at any time or from time to time proposes to register any of its securities under the Securities Act, other than in an initial public offering or registrations on Form S-4 or Form S-8, then all holders, or all former holders, of EXCO Holdings registrable securities, if such shares have not been previously registered, will be entitled to piggyback registration rights, allowing them to have their shares included in the registration. These piggyback registrations are subject to delay or termination of the registration in certain circumstances.

Postponements and limitations.    Under certain circumstances, we may postpone a registration if our board of directors determines in good faith that effecting such a registration or continuing the disposition of common stock would have a material adverse effect on us, or would not be in our best interests. Furthermore, the underwriters of the registration may, subject to certain limitations, limit the number of shares included in the registration.

Founders common stock.    The Registration Rights Agreement provides, until the third anniversary of the Registration Rights Agreement, that the holders of our common stock representing common stock of Holdings II issued prior to the Equity Buyout, or the founders, may only sell their common stock pursuant to an effective registration statement covering the resale of such founder's shares and may not sell their shares pursuant to Rule 144 or any other exemption from registration or otherwise.

Amendments and waivers.    The provisions of the Registration Rights Agreement may not be amended, terminated or waived without the written consent of us, of holders of a majority of the shares then held by the outside investors and holders of a majority of the shares then held by the management investors.

Holdback arrangements.    Upon entering into the Registration Rights Agreement, each holder of registrable securities agrees that, at the request of the sole or lead managing underwriter in an underwritten offering, it will not make any short sale of, loan, grant any option for the purchase of or effect any public sale or distribution, including a sale pursuant to Rule 144 under the Securities Act, of any registrable securities during the five days prior to, and the time period (up to 90 days) requested by the underwriter following an underwritten offering. The holders of registrable securities will be subject to these restrictions for 180 days following the effective date of the registration statement filed with respect to this offering.

Robert Stillwell, Jr., the son of Robert L. Stillwell, one of our directors, was employed by us from October 2002 until July 2005 as a financial analyst. In connection with the Equity Buyout in 2005, Robert Stillwell, Jr. received a payment of $71,187 for certain options granted to him as compensation for his employment with us and a payment of $41,064 under the Employee Stock Participation Plan. These payments were in addition to the prorated annualized salary of $45,000 that Robert Stillwell, Jr. received during the period of his employment in 2005.

Corporate use of personal aircraft

During 2003, 2004 and 2005, EXCO Resources has reimbursed DHM Aviation, LLC, a company owned by Mr. Douglas H. Miller, for the use of an aircraft owned by DHM Aviation on corporate business. In 2003, the reimbursement totaled approximately $100,000. In 2004, the reimbursement totaled approximately $484,000, which does not reflect $93,000 in reimbursements that EXCO Resources received from the underwriters of its senior notes offering for the use of Mr. Miller's aircraft. We pay an hourly rate of $2,500 for the use of the aircraft plus expenses related to catering, crew meals and accomodations.

Intercompany promissory note

On October 7, 2005, EXCO Resources agreed to provide a revolving line of credit for the benefit of its parent, EXCO Holdings, in an aggregate principal amount not to exceed $10.0 million. This indebtedness is evidenced by an intercompany promissory note, which bears interest at 7.0% per annum and matures on October 7, 2007.

We believe that the terms of the transactions described above, each taken as whole, were at least as favorable to us as could have been obtained through arm's length negotiations with unaffiliated third parties. Any transactions with our affiliates are subject to compliance with our conflicts of interest policy set forth in our Code of Business Conduct and Ethics. The policy defines a conflict of interest as any instance in which an individual's private interest interferes, or appears to interfere, with the interests of the Company. Procedures are set out for reporting, assessing and handling a conflict of interest when it arises. In addition, any transaction that would influence an employee to act in a manner other than in the best interest of the Company or that involves an undisclosed personal benefit is prohibited.

Principal shareholders

The following table sets forth as of December 31, 2005 the number and percentage of shares of the common stock of EXCO Holdings (and after the merger of EXCO Holdings into EXCO Resources, of EXCO Resources) beneficially owned by:

  •
  each person known by us to beneficially own more than 5% of the outstanding shares of our common stock;

  •
  each of our directors;

  •
  each named executive officer; and

  •
  all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2005 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based upon 50,000,000 shares of common stock outstanding as of December 31, 2005 and the issuance of 50,000,000 shares of common stock in this offering. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Unless otherwise indicated in a footnote, the address for each individual listed below is c/o EXCO Resources, Inc., 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

	Beneficial ownership		Percentage of shares outstanding
Beneficial owner	Shares(1)	Options exercisable within 60 days	Before the offering	After the offering

Holders of more than 5%
BP EXCO Holdings II LP 8117 Preston Road Suite 260W Dallas, TX 75225	12,804,833	—	25.6%	12.8%
Ares Corporate Opportunities Fund, L.P. 1999 Avenue of the Stars Suite 1900 Los Angeles, CA 90067	6,533,333	—	13.1%	6.5%
Lucas Energy Total Return Partners, L.P.(2) Parkway 109 Center 328 Newman Springs Road Red Bank, NJ 07701	3,333,334	—	6.7%	3.3%
OCM Principal Opportunities Fund III, L.P.(3) c/o Oaktree Capital Management, LLC 333 South Grand Avenue 28th Floor Los Angeles, CA 90071	3,200,000	—	6.4%	3.2%

Named executive officers
Douglas H. Miller(4)	4,979,223	426,250	9.9%	5.0%
Stephen F. Smith(5)	682,488	95,825	1.4%	(9)
J. Douglas Ramsey, Ph.D.(6)	713,197	41,675	1.4%	(9)
Harold L. Hickey	296,140	41,675	(9)	(9)
Directors
Jeffrey D. Benjamin	474,503	12,500	(9)	(9)
Earl E. Ellis	474,503	12,500	(9)	(9)
Robert H. Niehaus(7)	2,356,982	12,500	4.7%	2.4%
Boone Pickens(8)	12,950,733	12,500	25.9%	12.9%
Robert L. Stillwell	39,200	12,500	(9)	(9)

All executive officers and directors as a group (9 persons)	22,966,969	667,925	45.3%	22.8%

(1)
Includes the options exercisable within 60 days shown in the option column.

(2)
Includes 1,333,334 shares held by Lucas Energy Ventures Fund I, L.P. and 1,600,000 shares held by Lucas Energy Total Return, Master Fund, L.P., affiliates of Lucas Energy Total Return Partners, L.P.

(3)
Includes 57,600 shares held by OCM Principal Opportunities Fund IIIA, L.P., an affiliate of OCM Principal Opportunities Fund III, L.P.

(4)
Includes 720,265 shares held in six trusts for the benefit of immediate family members.

(5)
Includes 50,000 shares held in two trusts for the benefit of immediate family members.

(6)
Includes 614,309 shares held by a limited partnership in which Dr. Ramsey holds a 98.0% limited partnership interest.

(7)
Beneficial ownership consists of 1,450,018 shares of common stock owned by Greenhill Capital Partners, L.P., 207,189 shares of common stock owned by Greenhill Capital Partners (Cayman), L.P., 228,860 shares of common stock owned by Greenhill Capital Partners (Executives), L.P., and 458,415 shares of common stock owned by Greenhill Capital, L.P. By virtue of their ownership and positions as Senior Members of GCP 2000, LLC and as Managing Directors of Greenhill Capital Partners, LLC, which control the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, Scott L. Bok, Robert F. Greenhill and Robert H. Niehaus may be deemed to beneficially own these shares. In addition, GCP Managing Partner, L.P. and GCP, L.P., the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, as well as Greenhill Capital Partners, LLC and GCP 2000, LLC, which control the general partners, and Greenhill & Co., Inc., the sole member of Greenhill Capital Partners, LLC, may be deemed to benefically own these shares. Mr. Niehaus disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Beneficial ownership also includes options to purchase 12,500 shares pursuant to the EXCO Holdings Inc. 2005 Long-Term Incentive Plan.

(8)
Includes 12,804,833 shares held by BP EXCO Holdings II LP and 133,400 shares held by his wife, Madeleine Pickens. Mr. Pickens is the controlling member of BP EXCO Holdings II GP, LLC, the general partner of BP EXCO Holdings II LP.

(9)
Less than 1%.

Description of capital stock

Our articles of incorporation permit the issuance of up to 250,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001. Upon the completion of this offering, 100,000,000 shares of our common stock and no shares of preferred stock will be outstanding. The following description of our capital stock is intended to be a summary, and you should read it in conjunction with our amended and restated articles of incorporation filed with the SEC.

Common stock

Under our articles of incorporation, we may issue 250,000,000 shares of common stock, with a par value of $0.001 per share. As of December 31, 2005, there were 50,000,000 shares outstanding. All shares of our common stock have one vote per share. Shareholders may not utilize cumulative voting for the election of directors. The vote or concurrence of two-thirds of the outstanding voting shares of our common stock is necessary to effectuate:

  •
  any amendment to the articles of incorporation;

  •
  the approval of any merger or consolidation;

  •
  any distributions associated with a partial liquidation;

  •
  any sale, lease, exchange or other disposition not in the ordinary course of business of all, or substantially all, of our property or assets; or

  •
  our dissolution.

Shareholders of our common stock may receive dividends, when and as declared by the board of directors, if funds are legally available for the payment of dividends. Shares of our common stock have no preemptive, conversion, sinking fund, redemption or similar provisions. In the event of our liquidation, shareholders of our common stock participate on a pro rata basis in the distribution of any of our assets that are remaining after the payment of liabilities and any liquidation preference on outstanding shares of preferred stock. All outstanding shares of our common stock are fully paid and nonassessable.

We have reserved a total of 10,000,000 shares of our common stock for issuance under our 2005 Long-Term Incentive Plan. As of December 31, 2005, we have granted options to purchase 4,979,575 shares of common stock and 5,020,425 shares remain available for grants of stock options under the plan.

Preferred stock

Our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock. We may issue the preferred stock in series, and the shares of each series shall have rights and preferences as designated by the resolution of the board of directors. In the designation of any series of preferred stock, the board of directors has authority, without further action by the holders of our common stock, to fix the number of shares constituting that series and to fix the dividend rights, dividend rate, conversion rights, terms of redemption and the liquidation preferences of that series of preferred stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

As of October 31, 2005, there were no shares of preferred stock outstanding. Under the Texas Business Corporation Act, or TBCA, class voting is required in connection with certain amendments of a corporation's charter, a merger or consolidation requiring shareholder approval (if the plan of merger or consolidation contains any provision which if contained in a charter amendment would require class voting) and certain sales of all or substantially all of the corporation's assets.

Registration rights

After the closing of this offering, the current holders of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. A total of 50,000,000 shares of common stock is covered by the Registration Rights Agreement. Any holder who is a party to this agreement has the right, commencing 180 days after completion of this offering, to require us to register for resale up to one-third of its shares of common stock. All other parties to the Registration Rights Agreement would then have the right to require us to register for resale up to one-third of their shares of common stock on the same registration statement. The same rights would exist commencing 365 days and 540 days after completion of this offering for an additional one-third of their shares at each such anniversary. Following this offering, however, these time and volume restrictions may be waived by J.P. Morgan Securities Inc. based on its evaluation of market and other conditions. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to include their common stock in such registration, subject to certain marketing and other limitations. We may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities such holders may include. Additionally, piggyback registrations are subject to delay or termination of the registration under certain circumstances. The underwriters named in this prospectus have notified us that no holders of registration rights will be permitted to include any of their shares in this offering. For more information with respect to the registration rights of our security holders, see "Related party transactions—Equity Buyout—The registration rights agreement."

Anti-takeover effects of provisions of the amended and restated articles of incorporation and bylaws

Our articles of incorporation currently permit our board to issue up to 10,000,000 shares of preferred stock and to establish, by resolution, one or more series of preferred stock and the powers, designations, preferences and participating, optional or other special rights of each share of preferred stock. The preferred stock may be issued on terms that are unfavorable to the holders of our common stock, including the grant of superior voting rights, the grant of preferences in favor of preferred shareholders in the payment of dividends and upon our liquidation and the designation of conversion rights that entitle holders of our preferred stock to convert their shares into our common stock on terms that are dilutive to holders of our common stock.

The issuance of preferred stock in future offerings may make a takeover or change in control of us more difficult, and may discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. It could, therefore, prevent shareholders from receiving a premium over the market price for the shares of common stock they hold.

Our articles of incorporation provide that special meetings of our shareholders may be called by one or more shareholders only if such shareholder(s) hold shares aggregating at least 25% of our outstanding common stock. Finally, our bylaws provide that shareholders seeking to bring business before, or to nominate candidates for election as directors at, an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholders' notice would have to be delivered or mailed to and received by our corporate secretary at our principal offices on or between the 90th and 180th day before the anniversary of the preceding year's annual meeting. These provisions could have the effect of discouraging attempts to acquire us or change the policies formulated by our management even if some or a majority of our shareholders believe these actions are in their best interest. These provisions could, therefore, prevent shareholders from receiving a premium over the market price for the shares of common stock they hold.

Texas law and certain corporate provisions

In our articles of incorporation, we have opted out of the provisions of Article 13 of the TBCA. This statute prohibits a publicly-held Texas corporation from engaging in selected types of business combinations with an affiliated shareholder for a period of three years after the date of the transaction in which the person becomes an affiliated shareholder. An otherwise prohibited business combination is permissible if:

  •
  prior to the date at which the shareholder became an affiliated shareholder, the board of directors approved either the business combination or the transaction in which the person becomes an affiliated shareholder; or

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  the holders of two-thirds of the outstanding voting stock of the corporation approve the business combination, excluding shares held by the affiliated shareholder, at a meeting of the shareholders held six months after the date on which the person became an affiliated shareholder.

An affiliated shareholder is a person who, together with or through affiliates and associates, beneficially owns or within the preceding three years was the beneficial owner of 20% or more of our outstanding voting stock. Article 13 defines a business combination to include any merger, share exchange, conversion, asset based transaction, or other transaction that results in a financial benefit to the affiliated shareholder or an associate or affiliate of the affiliated shareholder.

Limitations on liability

Our articles of incorporation provide that to the fullest extent permitted by Texas law, our directors will have no personal liability to us or our shareholders for monetary damages for acts or omissions in the performance of their duties as directors. As authorized by

Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, a director may not be held personally liable to us or our shareholders for monetary damages solely for a breach or alleged breach of the director's duty of care. This provision in the articles of incorporation will not eliminate the directors' liability resulting from suits by third parties, and does not affect our ability or the ability of our shareholders to obtain equitable remedies. Each director will continue to be subject to liability for:

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  a breach of the director's duty of loyalty to us or our shareholders;

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  an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or knowing violation of the law;

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  a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director's office; or

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  an act or omission for which the liability of a director is expressly provided by an applicable statute.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004-1123, (212) 509-4000.

Shares eligible for future sale

There has been no market for our common stock. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options, in the public market could adversely affect prevailing market prices. Furthermore, as described below, 50,000,000 shares of common stock will be available for sale after the expiration of the lock-up agreements between us and the underwriters. Sales of substantial amounts of our common stock in the public market after contractual restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

Upon completion of this offering, we will have outstanding 100,000,000 shares of common stock and outstanding options to purchase 4,979,575 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding stock options. Of these shares, all of the shares of the common stock sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock outstanding will be restricted securities under Rule 144 and may in the future be sold without registration under the Securities Act to the extent permitted by Rule 144 or any other applicable exemption under the Securities Act, subject to the restrictions on transfer contained in the lock-up agreements described below in "Underwriting."

Lock-up agreements

In connection with this offering, we, our executive officers, directors and certain shareholders will enter into 180 day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of J.P. Morgan Securities Inc., except for certain dispositions.

The 180 day restricted period described in the preceding paragraph may be automatically extended if: (1) during the last 17 days of the initial 180 day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the initial 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the initial 180 day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (1) 1% of the number of shares of our common stock then outstanding, which will equal approximately 100,000,000 shares immediately after this offering; or (2) the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, may be eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions. However, some of the shares that we have issued under Rule 701 are subject to lock-up agreements, which shares will only become eligible for sale when the 180 day lock-up agreements expire.

Stock options

In addition, on December 31, 2005, employee stock options to purchase a total of 4,979,575 shares of common stock were outstanding pursuant to our 2005 Long-Term Incentive Plan. Of these 4,979,575 shares, 1,245,738 are currently exercisable. We had reserved a total of 10,000,000 shares of our common stock for issuance under the plan. We intend to file a registration statement on Form S-8 under the Securities Act to register the issuance and resale of those shares issuable under our stock option plan. That registration statement automatically becomes effective upon filing. As a result, when the options are exercised, such shares issuable on exercise thereof will be freely tradable under the Securities Act, except that any shares held by "affiliates," as that term is defined in Rule 144, would be subject to limitations and restrictions that are described above. For a discussion of key terms of our stock option plan, see "Management—2005 Long-Term Incentive Plan."

Registration rights

We have entered into a Registration Rights Agreement with all of the holders of our common stock. Pursuant to this agreement, after this offering, holders of the shares of our common stock can require us to register their shares in certain circumstances. In addition, at any time that we file a registration statement registering other shares, the holders of shares subject to the Registration Rights Agreement can require that we include their shares in such registration statement, subject to certain exceptions. For more information on the terms of the Registration Rights Agreement, see "Related party transactions—Equity Buyout—The registration rights agreement."

Certain United States federal income and estate tax
consequences to non-U.S. holders

The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with shares of common stock that are held as capital assets by a non-U.S. holder.

A "non-U.S. holder" means a person, other than a partnership, that is not for United States federal income tax purposes any of the following:

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  an individual citizen or resident of the United States;

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  a corporation or any other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company," or an investor in a pass-through entity. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your own tax advisors.

If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of shares of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of shares of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN or other applicable form and certify under penalties of perjury that such holder is not a United States person as defined under the Code or (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on disposition of shares of common stock

Any gain realized on the disposition of shares of our common stock generally will not be subject to United States federal income tax unless:

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  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

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  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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  we are or have during certain periods been a "United States real property holding corporation" for United States federal income tax purposes (as discussed below).

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% or at such lower rate as may be specified by an applicable income tax treaty on its effectively connected earnings and profits.

We believe that we currently are a United States real property holding corporation, or USRPHC, for United States federal income tax purposes. Accordingly, a non-U.S. holder of shares of our common stock may be required to recognize gain or loss on the disposition of shares of our common stock to the extent that the amount of cash and/or the fair market value of any property received exceeds, or is less than, the non-U.S. holder's tax basis in its shares of our common stock. This gain or loss will treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States, regardless of whether the non-U.S. holder is actually engaged in such trade or business. Consequently, such non-U.S. holder will be subject to tax on the net gain or loss derived from the sale under regular graduated United States federal income tax rates. Moreover, 10% of the amount realized by the non-U.S. holder upon the disposition of shares of our common stock generally must be withheld and paid over to the U.S. tax authorities unless the non-U.S. holder timely obtains from the Internal Revenue Service and submits to the transferee a withholding certificate providing for a reduced rate of withholding. Notwithstanding the foregoing, so long as our common stock is regularly traded on an established securities market (such as the New York Stock Exchange), a non-U.S. holder will not be subject to these special rules but may be subject to taxation on the disposition of shares of our common stock pursuant to the rules discussed earlier if the non-U.S. holder has not held more than 5% of our common stock at any time during the shorter of (i) the period during which the non-U.S. holder has held shares of our common stock or (ii) the 5-year period ending on the date of the disposition.

Amounts that are withheld upon the disposition of shares of our common stock may be credited against the United States federal income tax liability of the non-U.S. holder. If the amount withheld exceeds the reported United States federal income tax liability of the non-U.S holder, the excess may be refunded.

Federal estate tax

Shares of common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code, or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Goldman, Sachs & Co. are acting as joint book running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

J.P. Morgan Securities Inc.
Bear, Stearns & Co. Inc.
Goldman, Sachs & Co.
A.G. Edwards & Sons, Inc.
Credit Suisse Securities (USA) LLC
KeyBanc Capital Markets, a division of McDonald Investments Inc.

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase shares of our common stock are subject to the satisfaction of the conditions contained in the underwriting agreement, which include that:

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  the registration statement of which this prospectus is a part has been declared effective;

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  the representations and warranties made by us to the underwriters are true;

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  there is no material adverse change in our business;

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  the shares of our common stock to be sold in this offering have been approved for listing on the NYSE;

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  EXCO Holdings will merge with and into EXCO Resources and TXOK will be able to redeem all the TXOK preferred stock as described in this prospectus; and

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  we deliver customary closing documents to the underwriters.

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to 7,500,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $3.7 million.

We have directed the underwriters to reserve up to 4,500,000 shares of common stock for sale to our directors, officers, employees and other persons at the initial public offering price through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby. Shares purchased by our directors and officers in the directed share program will be subject to the lock-up agreements described below.

The offering of our shares of common stock is made for delivery when and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Other than this prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement of which the prospectus forms a part, has not been approved or endorsed by us or the underwriters in its capacity as underwriter and should not be relied upon by investors.

We and each of our directors, executive officers, and certain other holders of shares of our common stock, have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if (1) during the last 17 days of the initial 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the initial 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial 180-day lock-up period, then in each case the initial 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable. The restrictions described in this paragraph do not apply to (i) our issuance of any shares upon the exercise of options granted under existing employee stock option plans, (ii) our grants of any employee stock options or restricted stock in accordance with the terms of our 2005 Long-Term Incentive Plan, (iii) our filing of any Registration Statement on Form S-8 relating to the offering of securities pursuant to the terms of that plan, (iv) our issuance of common stock to the holder of the TXOK preferred stock in connection with the redemption of the preferred stock, and (v) our issuance of common stock (or options, warrants or convertible securities in respect thereof) in connection with a bona fide merger or acquisition transaction, provided that in the case of (ii) and (v) each transferee agrees to be subject to these restrictions. They also do not apply to bona fide gifts to charitable or nonprofit institutions, transfers by will or the laws of intestacy, transfers to family members (including to vehicles of which they are beneficial owners), transfers pursuant to domestic relations or court orders, or (in the case of corporations or other entities) transfers to their affiliates, in each case so long as the transferee agrees to be bound by these restrictions. J.P. Morgan Securities Inc. has informed us that it has no current intention to release any of these restrictions prior to their expiration.

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "XCO", subject to official notice of issuance. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders and thereby establish at least 1,100,000 shares in the public float having a minimum aggregate market value of $60 million, as well as to sell the shares in a manner so that we have a global market capitalization of at least $750 million.

Each of the underwriters has represented and agreed that:

(a)   it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

(b)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)    it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)    in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 or the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Securities and Exchange Law of Japan and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider the following factors:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our prospects and the history and prospects for the industry in which we compete;

  •
  an assessment of our management;

  •
  our prospects for future earnings;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking,

financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. JPMorgan Chase Bank, N.A., Bear Stearns Corporate Lending Inc., Goldman Sachs Credit Partners L.P., an affiliate of Credit Suisse Securities (USA) LLC (acting through its Cayman Islands Branch) and McDonald Investments Inc., affiliates of J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc., Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and KeyBanc Capital Markets, respectively, are lenders under our interim loan facility. JPMorgan Chase Bank, N.A. and KeyBank National Association, an affiliate of KeyBanc Capital Markets, are also lenders under the TXOK credit facility, and an affiliate of Credit Suisse Securities (USA) LLC (acting through its Cayman Islands Branch) is a lender under the TXOK term loan. J.P. Morgan Securities Inc. was the sole bookrunner and sole lead arranger under the interim loan facility, the TXOK credit facility, and the TXOK term loan. In addition, JPMorgan Chase Bank, N.A., an affiliate of Credit Suisse Securities (USA) LLC (acting through its Cayman Islands Branch) and KeyBank National Association are lenders, J.P. Morgan Securities Inc. and Credit Suisse Securities (USA) LLC are joint lead arrangers, and J.P. Morgan Securities Inc. is sole bookrunner under our credit agreement. JPMorgan Chase Bank, N.A. is the administrative agent for all four facilities. A portion of the proceeds from this offering, together with cash on hand and additional borrowings under our credit agreement, will be used to repay borrowings under our interim loan facility, the TXOK credit facility and the TXOK term loan. Bear Growth Capital Partners, LLC, an affiliate of Bear, Stearns & Co. Inc., and two employees of Bear, Stearns & Co. Inc. purchased in aggregate 2.0 million shares of common stock of EXCO Holdings in the Equity Buyout. We are a party to derivative financial instruments with affiliates of J.P. Morgan Securities Inc. Because more than 10% of the net proceeds of this offering will be paid to affiliates of the underwriters, this offering is being conducted pursuant to Conduct Rule 2710(h) of the National Association of Securities Dealers, Inc., or the NASD. That rule requires that the price at which shares of our common stock are to be distributed to the public can be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD. A.G. Edwards & Sons, Inc. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus is a part. We have agreed to indemnify A.G. Edwards & Sons, Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. A.G. Edwards & Sons, Inc. is also acting as a financial advisor to our board of directors with respect to some of the transactions that will occur concurrently with the closing of this offering.

Where you can find more information

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

EXCO Resources voluntarily files annual, quarterly and current reports and other information with the SEC. You can read these SEC filings, and this registration statement, over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Haynes and Boone, LLP. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP.

Experts

The (i) financial statements of EXCO Holdings Inc. (formerly EXCO Holdings II, Inc.) as of September 30, 2005 and for the period from August 12, 2005 (date of inception) to September 30, 2005, (ii) consolidated financial statements of EXCO Holdings Inc. as of December 31, 2003 and 2004 and for the period from July 28, 2003 to December 31, 2003 and for the year ended December 31, 2004, and (iii) consolidated financial statements of EXCO Resources, Inc. (Predecessor Company) for the period from January 1, 2003 to July 28, 2003, included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of EXCO Resources, Inc. for the year ended December 31, 2002, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audited consolidated financial statements of ONEOK Energy Resources Company and subsidiaries as of December 31, 2003 and 2004 and for each of the years in the three year period ended December 31, 2004 have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2004 consolidated financial statements refers to an adoption of

Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement, effective January 1, 2003.

The consolidated financial statements of North Coast Energy, Inc. and subsidiaries as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002 and the nine months ended December 31, 2001 included in the registration statement on Form S-1 have been audited by Hausser + Taylor LLC, an independent registered public accounting firm. Such financial statements have been included in reliance upon the report of such independent registered public accounting firm given on their authority as experts in accounting and auditing.

Independent petroleum engineers

Lee Keeling and Associates, Inc., independent petroleum engineers, Tulsa, Oklahoma, prepared the Proved Reserves estimates with respect to all of our properties, presented as of December 31, 2002, 2003 and 2004, which Proved Reserved estimates have been included in this prospectus in reliance upon the authority of said firm as experts in petroleum engineering. Lee Keeling and Associates, Inc. audited our pro forma Proved Reserve estimates presented as of September 30, 2005.

Ralph E. Davis Associates, Inc., independent reserve engineers, prepared the Proved Reserves estimates with respect to all of the ONEOK Energy properties, presented as of December 31, 2002, 2003 and 2004, which Proved Reserves have been included in this prospectus in reliance upon the authority of said firm as experts in reserve engineering.

The oil and natural gas reserves of North Coast included in its consolidated financial statements at December 31, 2003 are estimates by North Coast, which estimates were reviewed and agreed to by Schlumberger Data & Consulting Services, independent consulting petroleum engineers, and have been included in this prospectus upon authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

Glossary of selected oil and natural gas terms

The following are abbreviations and definitions of terms commonly used in the oil and natural gas industry and this annual report.

Bbl.    One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bcf.    One billion cubic feet of natural gas.

Bcfe.    One billion cubic feet equivalent calculated by converting one Bbl of oil or NGLs to six Mcf of natural gas.

Btu.    British thermal unit, which is the heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Completion.    The installation of permanent equipment for the production of oil or natural gas, or, in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Infill drilling.    Drilling of a well between known producing wells to better exploit the reservoir.

Mbbl.    One thousand stock tank barrels.

Mcf.    One thousand cubic feet of natural gas.

Mcfe.    One thousand cubic feet equivalent calculated by converting one Bbl of oil or NGLs to six Mcf of natural gas.

Mmbbl.    One million stock tank barrels.

Mmbtu.    One million British thermal units.

Mmcf.    One million cubic feet of natural gas.

Mmcfe.    One million cubic feet equivalent calculated by converting one Bbl of oil or NGLs to six Mcf of natural gas.

Mmcfe/d.    One million cubic feet equivalent per day calculated by converting one Bbl of oil or NGLs to six Mcf of natural gas.

Mmmbtu.    One billion British thermal units.

NGLs.    The combination of ethane, propane, butane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

NYMEX.    New York Mercantile Exchange.

Overriding royalty interest.    An interest in an oil and/or natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

Present value of estimated future net revenues or PV-10.    The present value of estimated future net revenues is an estimate of future net revenues from a property at the date indicated, without giving effect to commodity price risk management activities, after deducting production and ad valorem taxes, future capital costs, abandonment costs and operating expenses, but before deducting federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the net revenue stream and should not be construed as being the fair market value of the properties. Estimates have been made using constant oil, natural gas and NGL prices and operating costs at the date indicated, at its acquisition date, or as otherwise indicated. We believe that the present value of estimated future net revenues before income taxes, while not a financial measure in accordance with GAAP, is an important financial measure used by investors and independent oil and natural gas producers for evaluating the relative significance of oil and natural gas properties and acquisitions because the tax characteristics of comparable companies can differ materially.

Proved Developed Reserves.    Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Reserves.    The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Estimates of proved reserves do not include the following: (A) Oil that may become available from known reservoirs but is classified separately as indicated additional reserves; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Undeveloped Reserves.    Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Recompletion.    An operation within an existing well bore to make the well produce oil and/or gas from a different, separately producible zone other than the zone from which the well had been producing.

Reserve Life.    The estimated productive life, in years, of a proved reservoir based upon the economic limit of such reservoir producing hydrocarbons in paying quantities assuming certain price and cost parameters. For purposes of this prospectus, reserve life is calculated by dividing the Proved Reserves (on a Mmcfe basis) at the end of the period by the daily production volumes for the month then ended, which production volume is annualized by multiplying by 365.

Royalty interest.    An interest in an oil and/or natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

Standardized Measure of discounted future net cash flows or the Standardized Measure.    Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end Proved Reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pre-tax cash inflows. Future income taxes are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over our tax basis in the associated properties. Future net cash inflows after income taxes are discounted using a 10% annual discount rate to arrive at the Standardized Measure.

3-D seismic.    Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.

Workovers.    Operations on a producing well to restore or increase production.

Financial statements and supplementary data
Index to financial statements

Contents

EXCO Holdings Inc. (formerly EXCO Holdings II, Inc.)
Report of independent registered public accounting firm
Balance sheet at September 30, 2005
Statement of operations for the period from August 12, 2005 (date of inception) to September 30, 2005
Statement of cash flows for the period from August 12, 2005 (date of inception) to September 30, 2005
Statement of stockholders' deficit from August 12, 2005 (date of inception) through September 30, 2005
Notes to consolidated financial statements
EXCO Holdings Inc.
Report of independent registered public accounting firm
Reports of independent registered public accounting firm
Consolidated balance sheets at December 31, 2003 and 2004 and September 30, 2005 (unaudited)
Consolidated statements of operations for the year ended December 31, 2002, the 209 day period from January 1, 2003 to July 28, 2003, the 156 day period from July 29, 2003 to December 31, 2003, and the year ended December 31, 2004 and for the nine months ended September 30, 2004 and 2005 (unaudited)
Consolidated statements of cash flows for the year ended December 31, 2002, the 209 day period from January 1, 2003 to July 28, 2003, the 156 day period from July 29, 2003 to December 31, 2003, and the year ended December 31, 2004 and for the nine months ended September 30, 2004 and 2005 (unaudited)
Consolidated statements of changes in stockholders' equity for the year ended December 31, 2002, the 209 day period from January 1, 2003 to July 28, 2003, the 156 day period from July 29, 2003 to December 31, 2003, and the year ended December 31, 2004 and for the nine months ended September 30, 2004 and 2005 (unaudited)
Consolidated statements of comprehensive income (loss) for the year ended December 31, 2002, the 209 day period from January 1, 2003 to July 28, 2003, the 156 day period from July 29, 2003 to December 31, 2003, and the year ended December 31, 2004 and for the nine months ended September 30, 2004 and 2005 (unaudited)
Notes to consolidated financial statements

Financial information for the periods prior to July 29, 2003, the date of our going private transaction, represents predecessor basis financial statements. See Note 1 to the consolidated financial statements.

ONEOK Energy Resources Company
Independent auditor's report
Consolidated statements of income for the years ended December 31, 2002, 2003 and 2004, the nine months ended September 30, 2004 and for the 269 day period from January 1, 2005 to September 26, 2005 (unaudited)
Consolidated balance sheets at December 31, 2003 and 2004
Consolidated statements of cash flows for the years ended December 31, 2002, 2003 and 2004, the nine months ended September 30, 2004 and for the 269 day period from January 1, 2005 to September 26, 2005 (unaudited)
Consolidated statements of shareholders' equity and comprehensive income for the years ended December 31, 2002, 2003 and 2004 and for the 269 day period from January 1, 2005 to September 26, 2005 (unaudited)
Notes to consolidated financial statements
TXOK Acquisition, Inc.
Condensed consolidated balance sheet at September 30, 2005 (unaudited)
Condensed consolidated statement of operations for the period from September 16, 2005 (date of inception) to September 30, 2005 (unaudited)
Condensed consolidated statement of cash flows for the period from September 16, 2005 (date of inception) to September 30, 2005 (unaudited)
Condensed consolidated statement of stockholders' equity for the period from September 16, 2005 (date of inception) to September 30, 2005 (unaudited)
Notes to unaudited condensed consolidated financial statements
North Coast Energy, Inc.
Report of independent registered public accounting firm
Consolidated balance sheets at December 31, 2003 and 2002
Consolidated statements of income for the years ended December 31, 2003 and 2002 and for the nine-month period ended December 31, 2001
Consolidated statements of stockholders' equity for the years ended December 31, 2003 and 2002 and for the nine-month period ended December 31, 2001
Consolidated statements of cash flows for the years ended December 31, 2003 and 2002 and for the nine-month period ended December 31, 2001
Notes to consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EXCO Holdings Inc.:

In our opinion, the accompanying balance sheet and the related statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of EXCO Holdings Inc. (formerly EXCO Holdings II, Inc.) at September 30, 2005, and the results of its operations and its cash flows from August 12, 2005 (date of inception) through September 30, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
November 22, 2005
Dallas, Texas

EXCO Holdings Inc.
(formerly EXCO Holdings II, Inc.)
Balance sheet
As of September 30, 2005

ASSETS
Current assets:
Cash and cash equivalents	$688,442

Total current assets	688,442
Investment in TXOK Acquisition, Inc	1,000
Deferred equity buyout costs	459,727
Deferred initial public offering costs	40,000
Deferred bridge loan costs	22,000

Total assets	$1,211,169

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accrued professional fees and other	$399,293
Payable to EXCO Resources, Inc	267,507
Payable to TXOK Acquisition, Inc	650,000
Income taxes payable	1,492

Total current liabilities	1,318,292
Stockholders' deficit:
Preferred stock—10,000,000 shares of $0.001 par value authorized; none issued	—
Common stock—250,000,000 shares of $0.001 par value authorized; 3,333,330 issued	3,333
Additional paid-in-capital	24,853,415
Accumulated deficit	(24,963,871)

Total stockholders' deficit	(107,123)

Total liabilities and stockholders' deficit	$1,211,169

See accompanying notes.

EXCO Holdings Inc.
(formerly EXCO Holdings II, Inc.)
Statement of operations
August 12, 2005 (date of inception)
through September 30, 2005

Revenues:
Interest income	$6,109
Expenses:
General and administrative expenses	1,846
Share-based compensation	24,966,642

Total expenses	24,968,488

Loss before income taxes	(24,962,379)
Provision for income taxes	1,492

Net loss	$(24,963,871)

Basic and diluted loss per share	$(7.49)

See accompanying notes.

EXCO Holdings Inc.
(formerly EXCO Holdings II, Inc.)
Statement of cash flows
August 12, 2005 (date of inception)
through September 30, 2005

Operating activities:
Net loss	$(24,963,871)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock compensation expense	24,966,642
Trade accounts payable	1,846
Income taxes payable	1,492

Net cash provided by operating activities	6,109
Investing activities:
Advances from TXOK Acquisition, Inc.	650,000
Investment in TXOK Acquisition, Inc.	(1,000)

Net cash used in investing activities	649,000
Financing activities:
Proceeds from issuance of common stock	33,333

Net cash provided by financing activities	33,333

Net increase in cash	688,442
Cash at beginning of period	—

Cash at end of period	$688,442

Supplemental cash flow information:
Formation and other deferred costs incurred but unpaid	$664,954

See accompanying notes.

EXCO Holdings Inc.
(formerly EXCO Holdings II, Inc.)
Statement of stockholders' deficit
August 12, 2005 (date of inception)
through September 30, 2005

	Common Stock
					Total Stockholders' Deficit
			Additional Paid-in-Capital	Accumulated Deficit
	Shares	$

Balance as of August 11, 2005	—	$—	$—	$—	$—
Issuance of common stock	3,333,330	3,333	30,000	—	33,333
Share based compensation	—	—	24,966,642	—	24,966,642
Formation costs	—	—	(143,227)	—	(143,227)
Net loss	—	—	—	(24,963,871)	(24,963,871)

Balance as of September 30, 2005	3,333,330	$3,333	$24,853,415	$(24,963,871)	$(107,123)

See accompanying notes.

 EXCO Holdings Inc.
(formerly EXCO Holdings II, Inc.)
Notes to consolidated financial statements

1.     Basis of presentation, structure, and business strategy

EXCO Holdings II, Inc. (Holdings II) is a privately-held Delaware Corporation formed on August 12, 2005. The business plan of Holdings II is to purchase 100% of the outstanding capital stock of EXCO Holdings Inc. (Holdings), a privately held corporation that owns EXCO Resources, Inc. (EXCO). EXCO is primarily engaged in acquiring interests in producing oil and natural gas properties in North America. At its formation on August 12, 2005, a group of investors consisting of management and employees of EXCO (Founders) paid $33,333 for 3,333,330 shares of common stock in September 2005.

On October 3, 2005, Holdings II raised additional capital from the issuance of 46,666,670 shares of common stock to new equity investors and from the exchange of common stock held by the management and employees of Holdings for shares of Holdings II in connection with its purchase of Holdings for an aggregate purchase price of approximately $699.3 million. The purchase was funded by a combination of (i) $350.0 million in term loan indebtedness, including $0.7 million for working capital; (ii) approximately $183.1 million from the issuance of Holdings II common stock to new private equity investors and EXCO employees; and (iii) the exchange of approximately $166.9 million of Holdings common stock for Holdings II common stock. Upon completion of the buyout of Holdings, Holdings II was merged with and into Holdings. Holdings is now in the process of pursuing an underwritten initial public offering of the common stock of EXCO. Assuming successful completion of the initial public offering, Holdings will then merge with EXCO. Accordingly, these are the financial statements of Holdings II at September 30, 2005, but in the name of EXCO due to its subsequent mergers with and into Holdings and then with and into EXCO.

Upon completion of the purchase of Holdings, the pro forma financial information, as of September 30, 2005, of Holdings II was as follows (in thousands):

Total assets	$1,536,960
Total liabilities	$1,187,067
Stockholders' equity	$349,893

Pro forma results of operations (derived from Holdings unaudited consolidated statement of operations for the nine months ended September 30, 2005) (in thousands):

Oil and natural gas revenues	$131,469
Total revenues and other income	$(38,737)
Loss from continuing operations	$(73,979)

2.     Summary of significant accounting policies

Cash equivalents and marketable securities

Holdings II considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Holdings II does not have any investment securities other than cash equivalents as of September 30, 2005.

Management estimates

In preparing financial statements in accordance with accounting principles generally accepted in the United States, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. The most significant estimates pertain to the stock compensation expense associated with shares issued to Founders and estimated incurred but unbilled professional fees for services related to the formation costs of Holdings II and debt issuance costs. Actual costs may differ from the estimates used by management.

Share-based compensation

The Founders of Holdings II cost basis in their shares is $0.01 per share. Based on the estimated fair value of $7.50 per share for the additional common stock to be sold by Holdings II, it was determined that the Founders received compensation value for their 3,333,330 shares purchased when Holdings II was formed. For purposes of determining the fair market value, Holdings II relied on the willingness of the additional equity investors to pay a $7.50 per share price and on internal valuation estimates of EXCO. There were no valuation specialists retained to analyze or provide an opinion on the price. Pursuant to the $7.50 per share price, the accompanying Statement of Operations includes a charge of $24,966,642 for stock compensation expense, for promotional services provided to Holdings II equal to the difference in the price per share paid by the Founders and the fair market price per share of the additional common stock contemplated to be sold to new equity investors in Holdings II.

Stock options

SFAS No. 123(R), "Share-Based Payment," was issued December 16, 2004, and is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25 and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) will require all share-based payments to employees, including grants of employee stock options, to be recognized in our consolidated statements of operations based on their estimated fair values as the services are performed. The pro forma disclosure allowed by APB 25 is no longer an alternative.

Holdings II did not have any issued and outstanding stock options as of September 30, 2005. However, the 2005 Long-Term Incentive plan was adopted by the Board of Directors and approved by the stockholders in September 2005. A total of 10,000,000 shares of common stock have been authorized for issuance under this plan. Stock options granted under this plan will be accounted for under SFAS 123(R).

As of October 5, 2005, a total of 4,985,950 stock options to purchase shares of Holdings II common stock were outstanding, of which 1,246,488 are currently exercisable. The exercise price for each option is $7.50 per share. The options expire ten years from the date of grant. Pursuant to the option award, 25% are immediately vested with an additional 25% vesting occurring on each of the next three anniversaries of the date of grant.

Investments

Holdings II uses the cost method to account for its investment in TXOK Acquisition, Inc. (TXOK). See "Note 3—Investment in ONEOK Energy Acquisition, Inc."

Deferred costs

Costs incurred for the proposed equity buyout, contemplated debt financing, and the anticipated initial public offering are deferred until each of the transactions is closed or expensed in the period in which it becomes probable the transaction will not occur.

Income taxes

Income taxes are accounted for using the liability method under which deferred income taxes are recognized for the future tax effects of temporary differences between the carrying amount in the financial statements and the tax basis of existing assets and liabilities using the enacted statutory tax rates at year-end. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized. As of September 30, 2005, there were no deferred tax liabilities or assets. The $24,966,642 of non-cash stock compensation expense for promotional services is not deductible for tax purposes.

Earnings per share

SFAS No. 128, "Earnings per share," requires companies to present two calculations of earnings per share; basic and diluted. Basic loss per common share from August 12, 2005 (date of inception) through September 30, 2005 is computed by dividing the net loss of $25.0 million by the 3,333,330 weighted average common shares outstanding during the period. Holdings II does not have any securities which are convertible into common stock or any options, warrants or other instruments which could be considered a common stock equivalent. Therefore, diluted loss per share is equal to basic loss per share.

3.     Investment in TXOK Acquisition, Inc.

On September 16, 2005 Holdings II incorporated TXOK, a Delaware corporation with a $1,000 investment in TXOK common stock. TXOK was formed to acquire (i) all the issued and outstanding shares of common stock of ONEOK Energy Resources Company (ONEOK Energy) and (ii) all of the issued and outstanding membership interests of ONEOK Energy Resources Holdings, LLC (ONEOK Energy LLC). ONEOK Energy was wholly-owned by ONEOK, Inc., a Tulsa-based public utility company, and ONEOK Energy LLC was owned by ONEOK Energy.

The ONEOK Energy acquisition closed on September 27, 2005. The purchase price paid at closing, based upon adjustments as of that date, was $642.9 million. TXOK funded the ONEOK Energy acquisition with (i) $20.0 million in private debt financing from the preferred stockholder and another private investor; (ii) the issuance of $150.0 million 15% redeemable, participating, convertible preferred stock; (iii) a TXOK bank credit facility, with an initial borrowing base of $325.0 million, of which approximately $308.8 million was drawn at the closing of the ONEOK Energy acquisition; and (iv) a TXOK second lien bank term loan facility of $200.0 million. Proceeds TXOK received under these facilites in excess of the purchase price were used to fund the fees and expenses of the ONEOK Energy acquisition with the remainder being held for working capital purposes.

On October 7, 2005, EXCO advanced $4.0 million and combined with available cash at Holdings, Holdings made a $20.0 million investment in TXOK class B common stock. The TXOK preferred stock has full voting rights to vote with the TXOK common stock on all matters submitted to a vote by stockholders. Accordingly, holders of the TXOK preferred stock currently hold voting control of TXOK. Pursuant to the preferred stock purchase agreement, each of TXOK and Holdings II agreed that if the proceeds of an inital public offering of the shares of its or its subsidiary's capital stock are not sufficient to redeem all of the outstanding shares of TXOK preferred stock, then each of TXOK and Holdings II will use its reasonable best efforts to redeem all of the TXOK preferred stock with available cash and available borrowings under its credit facilities. If the TXOK preferred stock is not redeemed on or before September 27, 2006, the TXOK preferred stock and accumulated dividends will automatically convert into common stock representing 90% of the outstanding common stock of TXOK. Holdings II accounts for its investment in TXOK using the cost method of accounting.

The properties acquired in the ONEOK Energy acquisition include 1,041 gross (445.1 net) producing oil and natural gas wells in Texas and Oklahoma. Combined, the acquired companies have Proved Reserves (estimated as of July 31, 2005) of approximately 223.3 Bcfe of oil and natural gas, and 151 miles of natural gas gathering lines. The acquired properties produced an average of 905 Bbls of oil per day and 47.7 Mmcf of natural gas per day during September 2005.

In connection with the ONEOK Energy acquisition, EXCO hired 57 employees of ONEOK in October 2005 that have historically worked on these assets and will direct these operations from a new office in Tulsa, Oklahoma.

The preferred stockholder and another private investor funded a total of $20.0 million in loans to TXOK (via Holdings II) to fund the $19.4 million in deposits paid in connection with the ONEOK Energy acquisition. These loans and interest of $0.1 million was repaid by TXOK on October 7, 2005 with the proceeds from Holdings investment in TXOK class B common stock. These private investors also entered into contracts with TXOK to render financial advisory services to TXOK pursuant to which they were paid approximately $4.9 million on October 7, 2005.

4.     Concentration of credit risk and fair value of financial instruments

Financial instruments that expose Holdings II to a concentration of credit risk consist primarily of cash and trade accounts payable and estimated liabilities incurred related to the formation of Holdings II and costs incurred to execute its business plan which include, but are not limited to, legal fees for (i) the stock offering memorandum, (ii) stockholder agreements with the Founders and new equity investors, (iii) registration rights agreements, and (iv) costs associated with anticipated bank credit facilities to facilitate the purchase of 100% of the equity of Holdings. Cash is placed with high credit quality financial institutions. The carrying value of payables and accrued liabilities approximates fair value due to their short maturities.

5.     Related party transactions

Certain members of the Board of Directors and Executive Management of Holdings II hold similar capacities in Holdings, EXCO, and TXOK. In addition to the executive management, there were approximately fifty stockholders of Holdings II that are also employees of EXCO.

While Holdings II does not have voting control of TXOK, there are significant interlocks which exist, or interlocks that will be created after September 30, 2005. Such interlocks include (i) Executive management, (ii) Board of Director participation, and (iii) field operations and administrative services to be performed by EXCO for the benefit of TXOK.

Formation costs

Certain expenses incurred related to the proposed Equity Buyout were paid by EXCO. Upon completion of the Equity Buyout, these costs will be reimbursed to EXCO by Holdings II.

Report of independent registered public accounting firm

The Board of Directors
EXCO Resources, Inc.

We have audited the accompanying consolidated statements of operations, cash flows, changes in stockholders' equity, and comprehensive income (loss) of EXCO Resources, Inc. and subsidiaries for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of EXCO Resources, Inc. for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Dallas, Texas
February 28, 2003

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of EXCO Resources, Inc.:

In our opinion, the accompanying consolidated statements of operations, comprehensive income (loss), stockholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of EXCO Resources, Inc. and its subsidiaries (Predecessor Company) for the 209 day period from January 1, 2003 to July 28, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations," as of January 1, 2003 and changed the manner in which it accounts for asset retirement costs.

/s/ PricewaterhouseCoopers LLP
March 18, 2004, except as to
Note 2, for which the date is
November 22, 2005.
Dallas, Texas

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EXCO Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows present fairly, in all material respects, the financial position of EXCO Holdings Inc. and its subsidiaries (Successor Company) at December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and the 156 day period from July 29, 2003 to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Subsequent to December 31, 2004 the Company sold its Canadian operating segment, see Note 2.

/s/ PricewaterhouseCoopers LLP
November 22, 2005
Dallas, Texas

EXCO Holdings Inc.
Consolidated balance sheets

	December 31,
			September 30, 2005
(in thousands, except per share amounts)	2003	2004

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,372	$16,007	$236,371
Accounts receivable:
Oil and natural gas sales	5,408	18,130	26,883
Joint interest	1,552	2,213	1,221
Interest and other	1,122	418	15,355
Related parties	—	—	805
Deferred tax asset	—	—	39,492
Oil and natural gas derivatives	—	242	—
Marketable securities	818	69	—
Other	1,434	3,991	4,530
Current assets of discontinued operations	17,935	34,807	—

Total current assets	31,641	75,877	324,657

Oil and natural gas properties (full cost accounting method):
Unproved oil and natural gas properties	2,598	18,829	22,026
Proved developed and undeveloped oil and natural gas properties	187,371	454,328	554,568
Accumulated depreciation, depletion and amortization	(5,253)	(31,707)	(54,067)

Oil and natural gas properties, net	184,716	441,450	522,527

Gas gathering, office and field equipment, net	811	27,014	30,733
Assets of discontinued operations	259,172	346,926	—
Deferred financing costs, net	1,501	10,779	9,147
Goodwill	24,218	19,984	19,984
Deferred tax asset	—	—	3,471
Other assets	2,997	22	—

Total assets	$505,056	$922,052	$910,519

See accompanying notes.

EXCO Holdings Inc.
Consolidated balance sheets  (continued)

	December 31,
			September 30, 2005
(in thousands, except per share amounts)	2003	2004

			(unaudited)
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$11,402	$21,919	$20,809
Accrued interest payable	173	14,877	6,980
Revenues and royalties payable	1,982	7,249	8,039
Income taxes payable	15	1,460	18,993
Deferred income taxes	—	710	—
Current portion of asset retirement obligations	—	2,418	1,713
Oil and natural gas derivatives	12,074	22,458	78,769
Current liabilities of discontinued operations	19,542	34,604	—

Total current liabilities	45,188	105,695	135,303

Long-term debt	99,470	34,500	1
7 1/4% senior notes due 2011	—	452,953	452,643
Asset retirement obligations and other long-term liabilities	7,288	11,429	13,909
Deferred income taxes	12,139	15,794	—
Oil and natural gas derivatives	3,260	25,961	77,780
Liabilities of discontinued operations	153,816	71,835	—
Commitments and contingencies	—	—	—
Stockholders' equity:
Class A common stock, $.001 par value: Authorized shares—129,629,635; Issued and outstanding shares—115,946,667 at December 31, 2003 and 2004 and September 30, 2005 (unaudited)	116	116	116
Class B common stock, $.001 par value: Authorized shares—12,962,968; Issued and outstanding shares—11,925,925 at December 31, 2003 and 2004 and September 30, 2005 (unaudited)	12	12	12
Additional paid-in capital	173,804	173,804	173,804
Notes receivable—officers and employees (including interest of $7, $6, and $6, respectively)	(1,829)	(1,573)	(1,262)
Retained earnings	4,146	10,159	58,213
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	7,680	21,384	—
Unrealized loss on equity investments	(34)	(17)	—

Total stockholders' equity	183,895	203,885	230,883

Total liabilities and stockholders' equity	$505,056	$922,052	$910,519

See accompanying notes.

EXCO Holdings Inc.
Consolidated statements of operations

	Predecessor		Successor
		For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003		Nine months ended September 30,
	Year ended December 31, 2002			Year ended December 31, 2004
(in thousands, except per share amounts)
					2004	2005

					(unaudited)
Revenues and other income:
Oil and natural gas	$34,287	$22,403	$21,767	$141,993	$100,120	$131,469
Commodity price risk management activities	—	—	(10,800)	(50,343)	(69,195)	(177,253)
Other income (loss)	6,599	(1,129)	(141)	1,184	920	7,047

Total revenues and other income	40,886	21,274	10,826	92,834	31,845	(38,737)

Costs and expenses:
Oil and natural gas production	19,018	11,380	7,331	28,256	21,121	21,979
Depreciation, depletion and amortization	9,031	5,125	5,413	28,519	20,960	24,490
Accretion of discount on asset retirement obligations	—	320	205	800	607	612
General and administrative	6,777	11,347	3,874	15,466	11,447	15,669
Interest	1,191	1,058	1,921	34,570	25,487	26,502
Impairment of marketable securities	1,136	—	—	—	—	—

Total costs and expenses	37,153	29,230	18,744	107,611	79,622	89,252

Income (loss) before income taxes	3,733	(7,956)	(7,918)	(14,777)	(47,777)	(127,989)
Income tax expense (benefit)	(2,672)	(181)	(7,764)	5,126	(12,818)	(54,010)

Income (loss) before discontinued operations and cumulative effect of change in accounting principle	6,405	(7,775)	(154)	(19,903)	(34,959)	(73,979)

Discontinued operations:
Income (loss) from operations	(11,382)	13,534	6,217	36,274	24,882	(4,402)
Gain on disposition of Addison Energy Inc.	—	—	—	—	—	175,717
Income tax expense (benefit)	(4,010)	4,982	1,917	10,358	7,462	49,282
Cumulative effect of change in accounting principle for discontinued operations, net of tax	—	—	—	—	—	—

Income (loss) from discontinued operations	(7,372)	8,552	4,300	25,916	17,420	122,033

Income (loss) before cumulative effect of change in accounting principle	(967)	777	4,146	6,013	(17,539)	48,054
Cumulative effect of change in accounting principle, net of income taxes of $696	—	255	—	—	—	—

Net income (loss)	(967)	1,032	$4,146	$6,013	$(17,539)	$48,054

Dividends on preferred stock	5,256	2,620

Loss on common stock	$(6,223)	$(1,588)

Basic income (loss) per share from continuing operations	$0.16	$(1.25)	$0.00	$(0.17)	$(0.30)	$(0.64)

Diluted income (loss) per share from continuing operations	$0.16	$(1.25)	$0.00	$(0.17)	$(0.30)	$(0.64)

Weighted average number of common and common equivalent shares outstanding:
Basic	7,061	8,084	115,947	115,947	115,947	115,947

Diluted	12,533	8,084	115,947	115,947	115,947	115,947

See accompanying notes.

EXCO Holdings Inc.
Consolidated statements of cash flows

	Predecessor		Successor
		For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003		Nine months ended September 30,
	Year ended December 31, 2002			Year ended December 31, 2004
(in thousands)					2004	2005

					(unaudited)
Operating activities:
Net income (loss)	$(967)	$1,032	$4,146	$6,013	$(17,539)	$48,054
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on sale of Addison Energy Inc	—	—	—	—	—	(175,717)
Gain on sale of other assets	—	—	—	—	—	(373)
Depreciation, depletion and amortization	9,031	5,125	5,413	28,519	20,960	24,490
Stock option compensation expense	239	3,567	—	—	—	—
Accretion of discount on asset retirement obligations	—	320	205	800	607	612
Non-cash change in fair value of derivatives	—	—	5,423	24,260	51,195	114,410
Cumulative effect of change in accounting principle, net of income tax	—	(255)	—	—	—	—
Deferred income taxes	—	—	(7,764)	3,681	(12,821)	(59,467)
Amortization of deferred financing costs	703	358	100	3,859	3,396	1,311
Proceeds from sale of Enron claim	—	—	—	4,750	4,750	—
Other operating activities	—	—	—	—	(14)	3
Impairment of marketable securities	1,136	—	—	—	—	—
Income from derivative ineffectiveness and terminated hedges	(6,291)	(187)	—	—	—	—
(Gains) losses from sales of marketable securities and other property and equipment	—	(245)	30	(14)	—	—
Net cash provided by (used in) operating activities of discontinued operations	27,606	10,894	7,073	28,855	25,971	(16,087)
Other, net	205	205	(12)	—	—	—
Effect of changes in:
Accounts receivable	(3,079)	1,553	4,983	(2,487)	2,439	(23,458)
Other current assets	1,126	(1,419)	210	(1,307)	(616)	(330)
Accounts payable and other current liabilities	1,951	(530)	1,688	21,599	9,976	5,708

Net cash provided by (used in) operating activities	31,660	20,418	21,495	118,528	88,304	(80,844)

Investing activities:
Acquisition of EXCO Resources, Inc., less cash acquired	—	—	(197,146)	—	—	—
Acquisition of North Coast Energy, Inc., less cash acquired	—	—	—	(215,133)	(215,133)	—
Additions to oil and natural gas properties, gathering systems and equipment	(33,603)	(4,201)	(21,722)	(139,521)	(73,559)	(151,182)
Proceeds from disposition of property and equipment	3,523	6,020	2,303	51,865	23,418	45,383
Proceeds from sale of Addison Energy Inc., net of cash sold of $1,415	—	—	—	—	—	443,397
Proceeds from disposition of non-oil and natural gas properties	—	—	—	—	—	627
Proceeds from sales of marketable securities	—	422	1,393	1,296	1,296	59
Net cash provided (used in) investing activities of discontinued operations	(46,857)	(25,760)	(22,918)	(79,983)	(70,162)	(442)
Other investing activities	—	(1)	467	—	—	—

Net cash used in investing activities	(76,937)	(23,520)	(237,623)	(381,476)	(334,140)	337,842

	Predecessor		Successor
		For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003		Nine months ended September 30,
	Year ended December 31, 2002			Year ended December 31, 2004
(in thousands)					2004	2005

					(unaudited)
Financing activities:
Proceeds from long-term debt	41,150	20,638	112,132	546,350	494,850	41,300
Payments on long-term debt	(10,200)	(11,750)	(56,000)	(158,070)	(124,070)	(148,247)
Proceeds from the issuance of Class A and Class B common stock	—	—	147,537	—	—	—
Proceeds from exercise of stock options	1,027	12,737	—	—	—	—
Purchase of common stock from employees in connection with the merger	—	(17,874)	—	—	—	—
Purchase of director and employee stock options in connection with the merger	—	(3,567)	—	—	—	—
Payment of fees and expenses in connection with the merger	—	(563)	—	—	—	—
Notes issued by officers and employees for purchase of Class A common stock	—	—	(1,886)	—	—	—
Principal and interest on notes receivable—officers and employees	944	—	57	256	188	311
Purchases of treasury stock	(2,802)	—	—	—	—	—
Issuance of treasury stock	120	—	—	—	—	—
Preferred stock dividends	(5,256)	(2,620)	—	—	—	—
Deferred financing costs and other	(218)	(1,136)	(1,592)	(13,431)	(13,230)	—
Net cash provided by (used in) financing activities of discontinued operations, including dividends received	21,164	13,945	14,035	(91,397)	(91,285)	59,601
Other financing activities	(1)	172	1	—	—	—

Net cash provided by (used in) financing activities	45,928	9,982	214,284	283,708	266,453	(47,035)

Net increase (decrease) in cash	651	6,880	(1,844)	20,760	20,617	209,963
Effect of exchange rates on cash and cash equivalents	(565)	58	297	(1,685)	(2,246)	—
Cash at beginning of period	1,856	1,942	8,880	7,333	7,333	26,408

Cash at end of period including cash of discontinued operations	1,942	8,880	7,333	26,408	25,704	236,371
Cash of discontinued operations at end of period	75	1,697	3,961	10,401	8,323	—

Cash at end of period	$1,867	$7,183	$3,372	$16,007	$17,381	$236,371

Supplemental cash flow information:
Interest paid	$793	$618	$1,658	$17,102	$16,990	$33,099

Income taxes paid	$—	$—	$—	$—	$436	$1,253
Value of shares contributed from EXCO management and other investors to Holdings	$—	$—	$26,395	$—	$—	$—

See accompanying notes.

EXCO Holdings Inc.
Consolidated statements of changes in stockholders' equity

	Predecessor				Successor
	For the year ended December 31, 2002		For the 209 day period ended July 28, 2003		For the 156 day period ended December 31, 2003		For the year ended December 31, 2004		Nine months ended September 30, 2005
(in thousands)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

									(unaudited)
5% Preferred shares
Balance at beginning of the period	5,005	$101,175	5,005	$101,175
Conversion of 5% preferred stock	—	—	(5,005)	(101,175)

Balance at end of period	5,005	$101,175	—	$—

Common stock
Balance at beginning of the period	7,173	$143	7,263	$145
Exercise of stock options and warrants	90	2	1,133	23
Conversion of 5% preferred stock	—	—	5,005	100

Balance at end of period	7,263	$145	13,401	$268

Common stock, Class A
Balance at beginning of the period					—	$—	115,947	$116	115,947	$116
Issuance of Class A common stock					115,947	116	—	—	—	—

Balance at end of period					115,947	$116	115,947	$116	115,947	$116

Common stock, Class B
Balance at beginning of the period					—	$—	11,926	$12	11,926	$12
Issuance of Class B common stock					11,926	12	—	—	—	—

Balance at end of period					11,926	$12	11,926	$12	11,926	$12

Additional paid-in capital
Balance at beginning of the period		$51,138		$53,107		$—		$173,804		$173,804
Issuance of Class A and Class B common shares		—		—		173,804		—		—
Exercise of stock options and warrants		1,025		12,716		—		—		—
Deferred compensation		944		(594)		—		—		—
Conversion of 5% preferred stock		—		101,074		—		—		—

Balance at end of period		$53,107		$166,303		$173,804		$173,804		$173,804

Deferred compensation
Balance at beginning of the period		$—		$(705)
Stock based compensation expense		239		—
Deferred compensation		(944)		705

Balance at end of period		$(705)		$—

Notes receivable—officers and employees
Balance at beginning of the period		$(1,117)		$(173)		$—		$(1,829)		$(1,573)
Principal and interest payments		1,007		173		57		256		311
Notes issued by officers and employees		(63)		—		(1,886)		—		—

Balance at end of period		$(173)		$—		$(1,829)		$(1,573)		$(1,262)

Retained earnings (deficit)
Balance at beginning of the period		$(38,191)		$(44,399)		$—		$4,146		$10,159
Net income (loss)		(967)		1,032		4,146		6,013		48,054
Dividends on preferred shares		(5,256)		(2,620)		—		—		—
Purchase of treasury stock		15		—		—		—		—

Balance at end of period		$(44,399)		$(45,987)		$4,146		$10,159		$58,213

Treasury stock
Balance at beginning of the period		$(865)		$(3,562)
Purchase of treasury stock		(2,802)		(17,874)
Issuance of treasury stock		105		—

Balance at end of period		$(3,562)		$(21,436)

Accumulated other comprehensive income (loss)
Balance at beginning of the period		$8,096		$(5,704)		$—		$7,646		$21,367
Foreign currency translation adjustments		708		2,791		7,680		13,704		—
Equity investments		258		590		(34)		17		17
Foreign currency transaction adjustment		—		—		—		—		(21,384)
Hedging activities		(14,766)		(1,602)		—		—		—

Balance at end of period		$(5,704)		$(3,925)		$7,646		$21,367		$—

Total stockholders' equity
Balance at beginning of period		$120,379		$99,884		$—		$183,895		$203,885

Balance at end of period		$99,884		$95,223		$183,895		$203,885		$230,883

See accompanying notes.

EXCO Holdings Inc.
Consolidated statements of comprehensive income (loss)

	Predecessor		Successor
		For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003		Nine months ended September 30,
	Year ended December 31, 2002			Year ended December 31, 2004
(in thousands)					2004	2005

					(unaudited)
Net income (loss)	$(967)	$1,032	$4,146	$6,013	$(17,539)	$48,054
Other comprehensive income (loss):
Hedging activities:
Effective changes in fair value	(15,987)	14,701	—	—	—	—
Reclassification adjustments for settled contracts	8,197	(14,540)	—	—	—	—
Amortization of terminated contracts	(6,976)	(1,763)	—	—	—	—

Total hedging activities	(14,766)	(1,602)	—	—	—	—
Reclassification adjustment of foreign currency translation adjustment	708	2,791	7,680	13,704	5,467	—
Reclassification adjustment for impairment of marketable securities	1,136	—	—	—	—	—
Unrealized gain (loss) on equity investments	(878)	590	(34)	17	26	—

Total comprehensive income (loss)	$(14,767)	$2,811	$11,792	$19,734	$(12,046)	$48,054

See accompanying notes.

EXCO Holdings Inc.
Notes to consolidated financial statements

1.     The merger

EXCO Holdings Inc. a Delaware corporation, (Holdings) was formed March 4, 2003 and had no operations prior to July 29, 2003 when it acquired all of the outstanding stock and options of EXCO Resources, Inc. (EXCO). Prior to July 29, 2003, EXCO was a public company whose common stock was traded on the NASDAQ. For the period from March 4, 2003 (date of inception) and after the acquisition of EXCO on July 29, 2003, Holdings and EXCO are collectively referred to herein as the Company or Successor. On July 29, 2003, pursuant to an Agreement and Plan of Merger, ER Acquisition, Inc., a Texas corporation, and wholly-owned subsidiary of Holdings merged into Resources. Prior to July 29, 2003 the EXCO's financial statements are referred to as Predecessor and subsequent to that date they are referred to as Successor and include purchase accounting adjustments related to this change in control.

EXCO's operations consist primarily of acquiring interests in producing oil and natural gas properties located in the continental United States and until February 10, 2005, Canada. EXCO also acts as the operator of most of these properties and receives overhead reimbursement fees as a result.

Holdings was formed by our chairman and chief executive officer, Douglas H. Miller, and his buying group for the purpose of entering into the merger agreement. The holders of EXCO's common stock, other than Holdings and its subsidiaries, received cash of $18.00 per share. The buyout of EXCO was funded with borrowings from EXCO's existing credit facilities of approximately $53.6 million and approximately $172.0 million of Holdings' equity. The equity capital for Holdings was provided by:

  •
  Cerberus Capital Management, L.P., or Cerberus, an investment management firm—$106.5 million in cash;

  •
  other institutional investors—$34.3 million in cash;

  •
  certain members of EXCO's management—$10.5 million in cash and the contribution of EXCO shares; and

  •
  other institutional and other investors—$20.7 million in cash and the contribution of EXCO shares.

Upon completion of the merger transaction, EXCO's common stock was delisted from trading on the NASDAQ National Market or any other exchange and EXCO's common stock registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 was terminated.

The total purchase price for EXCO was $353.5 million representing the purchase of all outstanding common stock and stock options including the amounts contributed to Holdings by management and key employees and other investors, and liabilities assumed as detailed below and has been allocated as follows (dollars in thousands):

Purchase price calculations:
Payments for tendered shares including options	$195,327
Value of EXCO shares contributed by management	8,429
Value of EXCO shares contributed by other investors	17,966
Assumption of debt	130,003
Merger related costs	1,819

Total EXCO acquisition costs	$353,544

Allocation of purchase price:
Oil and natural gas properties—proved	$358,111
Oil and natural gas properties—unproved	9,967
Goodwill	51,120
Other property and equipment and other assets	3,678
Current assets	36,705
Deferred income taxes(1)	(50,733)
Accounts payable and accrued expenses	(37,757)
Asset retirement obligations	(15,744)
Fair value of oil and natural gas derivatives	(1,803)

Total allocation	$353,544

(1)
Represents deferred income taxes recorded at the date of the merger due to differences between the book basis and the tax basis of assets. For book purposes, we had a step-up in basis related to purchase accounting while our existing tax basis carried over.

As a result of the change in control, generally accepted accounting principles (GAAP) requires the acquisition by Holdings to be accounted for as a purchase transaction in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." Accordingly, the financial statements for periods subsequent to July 28, 2003, reflect Holdings' stepped-up basis resulting from the acquisition. The aggregate purchase price has been allocated to the underlying assets and liabilities based upon the respective estimated fair values at July 29, 2003 (date of acquisition). Carryover basis accounting applies for tax purposes. All financial information presented prior to July 29, 2003 represents predecessor basis of accounting.

The purchase price allocation resulted in $51.1 million of goodwill, $24.2 million in the EXCO operating segment and $26.9 million in the Canadian geographic operating segment (reflected on the consolidated balance sheet at December 31, 2003 and 2004 as Assets of Discontinued Operations). None of the goodwill is deductible for income tax purposes. Furthermore, in accordance with SFAS No. 142, "Goodwill and Intangible Assets", goodwill is not amortized, but is tested for impairment on an annual basis, or more frequently as impairment indicators arise. Impairment tests, which involve the use of estimates related to the fair market value of the business operations with which goodwill is associated, are performed at the end of our fourth quarter. Losses, if any, resulting from impairment tests will be reflected in operating income in the statement of operations. In a recent letter to oil and natural gas companies, the SEC has provided guidance concerning the treatment of goodwill in situations when a company sells less than 25% of its proved oil and natural gas reserves in a cost pool. The guidance indicates that such dispositions may trigger a need to evaluate goodwill for impairment under SFAS No. 142. As a result of this guidance, beginning January 1, 2005, we no longer reduce the balance of goodwill for property dispositions of less than 25% of our oil and natural gas reserves unless there is an indication that our goodwill is impaired as a result of the sale.

The following table reflects our balances for goodwill as of July 29, 2003, December 31, 2003 and December 31, 2004 (in thousands of dollars):

Balance as of July 29, 2003	$24,218
Activity during the 156 day period from July 29, 2003 to December 31, 2003	—

Balance as of December 31, 2003	24,218
Activity during the year ended December 31, 2004:
Sales of oil and natural gas properties	(2,954)
Sale of the Enron claim	(1,280)

Balance as of December 31, 2004	$19,984

Pro forma results of operations

The following table reflects the pro forma results of operations as though the merger had been consummated at the beginning of each respective period.

(in thousands, except per share data, unaudited)	Year ended December 31, 2002	Year ended December 31, 2003

Revenues and other income	$40,886	$32,100
Income (loss) before cumulative effect of change in accounting principle	(9,519)	10,138
Net income (loss)	(9,519)	10,393
Basic income (loss) per share	$(1.35)	$0.09
Diluted income (loss) per share	$(1.35)	$0.09

2.     Significant transactions since January 1, 2005

Sale of Addison Energy Inc.

On January 17, 2005, our directors approved the Share and Debt Purchase Agreement (the Addison Purchase Agreement), dated effective January 12, 2005, among 1143928 Alberta Ltd., a corporation organized under the laws of the Province of Alberta (Purchaser) and a wholly-owned subsidiary of NAL Oil & Gas Trust, an Alberta trust, EXCO and Taurus Acquisition, Inc. (Taurus), our wholly-owned subsidiary. The Addison Purchase Agreement provided that EXCO, our wholly-owned subsidiary would sell to Purchaser all of the issued and outstanding shares of common stock of Addison Energy Inc. (Addison), which was at that time our wholly-owned Canadian subsidiary. The Addison Purchase Agreement also provided that Taurus would sell to Purchaser a promissory note in the amount of U.S. $98.8 million and a promissory note in the amount of Cdn. $108.3 million (U.S. $79.3 million) (collectively, the Addison Notes), each of which were issued by Addison in favor of Taurus. This transaction closed on February 10, 2005.

The aggregate purchase price for the stock and the Addison Notes was Cdn. $551.3 million (U.S. $443.3 million). Of this amount, Cdn. $90.1 million (U.S. $72.1 million) was used to repay in full all outstanding balances under Addison's credit facility while Cdn. $56.2 million (U.S. $45.2 million) was withheld and has been remitted to the Canadian government for potential income taxes that we may owe resulting from the sale of the stock. We have recorded a receivable in the amount of Cdn. $14.6 million (U.S. $11.9 million) for our estimate of the excess of the amount withheld for Canadian income taxes from the sales proceeds over the estimated amount of Canadian income taxes that are actually owed on the gain from the sale. The purchase price was subject to further adjustment based upon, among other items, the final determination of Addison's working capital balance. In June 2005, we adjusted the liability and the gain recognized on the sale to Cdn. $1.6 million ($1.3 million). In October 2005, we paid the Purchaser the Cdn. $1.6 million (U.S. $1.1 million) in settlement of the working capital balance. The purchase price is also subject to additional adjustments based upon the outcome of Crown royalty and joint venture audits, if any, that may occur in the future that cover periods prior to February 1, 2005.

All severance payments paid or payable in respect of employees terminated up to May 31, 2005 were borne by EXCO. If Purchaser or its affiliates makes an employment offer to a terminated employee and the employee accepts the offer, Purchaser is obligated to pay EXCO an amount equal to all severance payments paid to that employee. This obligation is in effect for a period of six months for any employee terminated at closing and for an indefinite period for any employee terminated after closing but prior to May 31, 2005. At closing, Cdn. $2.1 million (U.S. $1.7 million) was deducted from the sales proceeds for severance payments made to Addison employees who were terminated at closing.

We have recognized a gain from the sale of Addison in the amount of U.S. $175.7 million before income tax expense of U.S. $50.1 million related to the gain. The cumulative adjustment resulting from the translation of Addison's financial statements has been eliminated. These amounts were considered in the determination of the gain on the sale.

The net carrying value of Addison's assets and liabilities as of December 31, 2003 and December 31, 2004 are as follows (in thousands of U.S. dollars):

	December 31,
	2003	2004

Cash	$3,961	$10,401
Other current assets	13,974	24,406
Oil and natural gas properties, net	229,227	315,144
Gas gathering, office and field equipment, net	290	267
Goodwill	29,128	31,432
Other assets	527	83

Total assets	277,107	381,733

Current liabilities	19,544	34,604
Long-term debt	108,481	12,896
Deferred income taxes	33,760	43,308
Other liabilities	11,575	15,631

Total liabilities	173,360	106,439

Net investment in Addison	$103,747	$275,294

The following table presents the summary operating results for Addison, which has been reported as a discontinued operation (dollars in thousands):

	Year ended December 31, 2002	For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003	Year ended December 31, 2004

Revenues	$32,217	$39,109	$24,426	$85,219
Costs and expenses	43,599	25,575	18,209	48,945

Income (loss) from operations	(11,382)	13,534	6,217	36,274
Income tax expense (benefit)	(4,010)	4,982	1,917	10,358

Income (loss) from discontinued operations, net of tax	$(7,372)	$8,552	$4,300	$25,916

In accordance with the terms of the indenture governing our senior notes (see "Note 6. Issuance of senior notes and the acquisition of North Coast Energy, Inc."), at the time of the closing of the Addison disposition, the security interest of the holders of our senior notes in two-thirds of the common stock of Addison was released and a second lien security interest (behind the first lien security interest under our U.S. credit agreement) was effected in U.S. $120.6 million of cash equivalents, which represents two-thirds of the net cash proceeds from the sale of the Addison stock. An additional U.S. $75.8 million of proceeds from the Addison disposition were applied to temporarily pay down borrowings under our U.S. credit agreement to a nominal amount. The remaining Addison disposition proceeds of U.S. $130.3 million have been invested in short-term investments as permitted under our U.S. credit agreement and our senior notes. The net cash proceeds from the Addison disposition as determined under the indenture governing our senior notes was U.S. $326.8 million and may be used only in accordance with the terms of the indenture. Section 4.07 of the indenture provides that the net cash proceeds from an asset disposition must be used to permanently reduce debt, reinvest in our business or make an offer to the holders to repurchase their senior notes.

Addison Energy Inc. dividend

On February 9, 2005 Addison made an earnings and profits dividend (as calculated under U.S. tax law) to EXCO in an amount of Cdn. $74.5 million (U.S. $59.6 million). This dividend was funded by Addison by an additional drawdown on its bank credit facility. The dividend was subject to Canadian tax withholding of 5% or Cdn. $3.7 million (U.S. $3.0 million), which amount has been included in the 2004 tax provision.

Equity Buyout

On August 29, 2005, EXCO announced that the Board of Directors of Holdings approved for consideration by the Holdings stockholders the proposed terms of an equity buyout (Equity Buyout) pursuant to a purchase of all of the outstanding shares of capital stock of Holdings by EXCO Holdings II, Inc. (Holdings II), a Delaware corporation controlled by a group of investors led by Douglas H. Miller, the Chairman and Chief Executive Officer of Holdings.

On October 3, 2005, Holdings II completed its purchase of all of the outstanding shares of capital stock of Holdings for an aggregate purchase price of approximately $699.3 million. The Equity Buyout was funded by a combination of (i) $350.0 million of interim loan indebtedness (Interim Bank Loan), including $0.7 million for working capital, (ii) approximately $183.1 million from the issuance of Holdings II common stock to new private equity investors and EXCO employees and (iii) the exchange of Holdings Class A and Class B common stock valued at approximately $166.9 million for Holdings II common stock. Holdings' majority stockholder sold all of its shares for cash. JPMorgan Chase Bank, N.A. was the lead lender under the Interim Bank Loan.

GAAP requires the application of "push down accounting" in situations where the ownership of an entity has changed. Holdings II is deemed to be the acquiror of Holdings. The assets and liabilities of Holdings II will be recorded at their fair value under SAB No. 54. The preliminary cost and allocation for this transaction are as follows:

(unaudited, in thousands)
Acquisition cost:
Payments for shares including options	$478,836
Exchange of Holdings II shares for EXCO Holdings shares	166,884
Assumption of senior notes ($452,643 aggregate book value plus $15,357 premium to fair value)	468,000
Assumption of long-term debt	1
Less cash assumed of $236,371, less payment of $28,637 of cash compensation related to the Equity Buyout	(207,734)

Total EXCO Holdings acquisition cost	$905,987

Allocation of acquisition cost:
Oil and natural gas properties—proved	$852,196
Oil and natural gas properties—unproved	58,573

Total oil and natural gas properties	910,769
Gas gathering assets and other equipment	33,246
Deferred tax asset ($3,471 reclassified to deferred tax liability)	—
Other assets, reflecting the reduction of deferred debt issuance costs of $8,862 to zero	285
Goodwill	230,517
Other current assets	88,286
Accounts payable and accrued expenses	(124,403)
Asset retirement obligations and other long-term liabilities	(14,929)
Oil and natural gas derivative liabilities	(77,780)
Deferred tax liability of $143,475 at an average marginal tax rate of 39.1%(1), net of $3,471 reclassification of EXCO Holdings historical deferred tax asset	(140,004)

Total allocation	$905,987

(1)
Marginal tax rate includes federal income taxes at 35.0% plus a blended state tax rate of 4.1%.

As a result of the Equity Buyout, we will be recording stock based and other compensation expense for the following items during the fourth quarter of 2005:

  •
  A non-cash charge of approximately $44.1 million as a result of the acquisition by Holdings II of all of the shares of Class B common stock of Holdings held by members of our management and other employees. The offset to this expense will be to Shareholders' Equity as additional paid-in capital. The shareholder agreements governing the Class A and Class B shares of Holdings provided that, upon the occurrence of certain specified events, including a change of control as occurred upon the Equity Buyout:

  •
  the holders of the Class A shares were to receive the first $175.0 million in proceeds, and

  •
  the remaining proceeds in excess of the $175.0 million were to be allocated on a pro-rata basis to the holders of the Class A and Class B shares.

    For financial accounting purposes, the Class B shares were considered to be a "variable" plan since a holder of the shares had to be employed at the date of a participation event, such as a change of control, to receive fair value for the Class B shares.

  •
  A charge of $17.8 million for payments made to holders of options to purchase Class A shares of Holdings less options held by the ESPP. This amount was paid to option holders at the time of the Equity Buyout by Holdings to purchase all stock options outstanding at that time. The amount represents the cumulative difference between the $5.197 per share purchase price for the Equity Buyout for the Class A shares and the exercise price of the outstanding stock options times the number of stock options outstanding.

  •
  A charge of $8.3 million for payments made to our employees who were participants in the Employee Stock Participation Plan (ESPP). This amount was paid at the time of the Equity Buyout and was based upon shares of Holdings Class A and Class B stock that were reserved, but unissued, and options granted to the ESPP under the Holdings Plan. All employees on the date of the Equity Buyout who were not direct owners of Holdings Class A or Class B stock received payments under the ESPP. For financial accounting purposes, the ESPP was considered to be a "variable" plan since, to be eligible, a recipient had to be employed at the date of the change of control to receive a payment. As a result, we did not recognize compensation expense prior to the consummation of the change of control event.

  •
  A charge of $2.6 million for accelerated payments made by EXCO Holdings to certain employees of EXCO under the EXCO Holdings Employee Bonus Retention Plan. The EXCO Holdings Bonus Retention Plan was accelerated, paid in full and terminated upon consummation of the Equity Buyout.

Holdings II adopted the 2005 Long-Term Incentive Plan (the 2005 Incentive Plan) which provides for the granting of options to purchase up to 10,000,000 shares of Holdings (formerly Holdings II) common stock. On October 5, 2005, options were granted under the 2005 Incentive Plan to our employees to purchase 4,985,950 shares of Holdings common stock at $7.50 per share. The options expire ten years from the date of grant. Pursuant to the 2005 Incentive

Plan, 25% of the options vest immediately with an additional 25% to vest on each of the next three anniversaries of the date of grant. As a result of the new basis in accounting due to the Equity Buyout, we will adopt the provisions of SFAS No. 123(R), "Share Based Payments" as of October 3, 2005 in connection with the Equity Buyout. This will result in a non-cash charge to stock option compensation expense during the fourth quarter of 2005. We have not completed our evaluation of the impact that the adoption of SFAS No. 123(R) will have on our future results of operations.

Merger of Holdings II into Holdings

Promptly following the consummation of the Equity Buyout, Holdings II merged with and into Holdings (Holdings II Merger). As a result of the Holdings II Merger, each outstanding share of Holdings II common stock was cancelled and exchanged for one share of Holdings common stock. In addition, all shares of Holdings Class A and Class B common stock held by Holdings II were cancelled in connection with the Holdings II Merger. The Equity Buyout will be accounted for as a purchase pursuant to SFAS No. 141—"Business Combinations," which will result in the assets and liabilities being recorded at their fair value. Holdings II is deemed the accounting acquiror of Holdings.

Pursuant to the Holdings II Merger, the indebtedness incurred by Holdings II to fund the Equity Buyout was assumed by Holdings.

ONEOK Energy acquisition

On September 16, 2005, Holdings II incorporated TXOK Acquisition, Inc. (TXOK), a Delaware corporation with a $1,000 investment in TXOK common stock. TXOK was formed to acquire (i) all of the issued and outstanding shares of common stock of ONEOK Energy Resources Company (ONEOK Energy) and (ii) all of the issued and outstanding membership interests of ONEOK Energy Resources Holdings, LLC (ONEOK Energy LLC) (collectively ONEOK Energy). ONEOK Energy was wholly-owned by ONEOK, Inc., a Tulsa-based public utility company.

The ONEOK Energy acquisition closed on September 27, 2005. The purchase price paid at closing, based upon adjustments as of that date, was $642.9 million. Effective upon closing, ONEOK Energy and ONEOK Energy LLC became wholly-owned subsidiaries of TXOK.

TXOK funded the ONEOK Energy acquisition with (i) $20.0 million in private debt financing, $15.0 million of which was provided by Mr. Boone Pickens, one of our directors; (ii) the issuance of $150.0 million of TXOK preferred stock to BP EXCO Holdings LP, an entity controlled by Mr. Pickens; (iii) the TXOK credit facility, with an initial borrowing base of $325.0 million, of which approximately $308.8 million was drawn at the closing of the ONEOK Energy acquisition; and (iv) the TXOK second lien term loan facility of $200.0 million. We repaid the $20.0 million in private debt financing by our equity investment in TXOK on October 7, 2005. Neither EXCO Holdings nor EXCO Resources is an obligor or guarantor with respect to these financings; however, EXCO Holdings has pledged its stock in TXOK as collateral security for payment of the TXOK credit facility and the TXOK term loan. See "Interim financing arrangements" for a description of the credit facilities and the TXOK preferred stock.

On October 7, 2005, EXCO advanced $4.0 million to Holdings (formerly Holdings II), which was used to fund an additional $20.0 million investment in TXOK class B common stock by Holdings. The TXOK preferred stock currently has full voting rights to vote with the TXOK common stock on all matters submitted to a vote by stockholders. Accordingly, holders of the

TXOK preferred stock currently hold voting control of TXOK. If the TXOK preferred stock is not redeemed on or before September 27, 2006, the TXOK preferred stock and accumulated dividends will automatically convert into common stock representing 90% of the outstanding common stock of TXOK. Holdings accounts for its investment in TXOK using the cost method of accounting.

The properties acquired in the ONEOK Energy acquisition include 1,041 gross (445.1 net) producing oil and natural gas wells in Texas and Oklahoma. ONEOK Energy has Proved Reserves (estimated as of July 31, 2005) of approximately 223.3 Bcfe of oil and natural gas and 151 miles of natural gas gathering lines. The acquired properties produced an average of 905 Bbls of oil per day and 47.7 Mmcf of natural gas per day during September 2005.

In connection with the ONEOK Energy acquisition, EXCO hired 57 employees of ONEOK in October 2005 that have historically worked on these assets.

The preferred stockholder and another private investor funded a total of $20.0 million in loans to TXOK (via Holdings II) to fund the $19.4 million in deposits paid in connection with the ONEOK Energy acquisition. These loans and interest of $0.1 million were repaid by TXOK on October 7, 2005 with the proceeds from Holdings investment in TXOK class B common stock. These private investors also entered into contracts with TXOK to render financial advisory services to TXOK pursuant to which they were paid approximately $4.9 million on October 7, 2005.

Equity transaction

Holdings plans to pursue an underwritten initial public offering (IPO) of the common stock of EXCO in order to raise funds, in addition to cash on hand and additional borrowings under EXCO's revolving credit facility, to repay the Interim bank loan, repay the TXOK credit facility, repay the TXOK second lien term loan facility, redeem the TXOK preferred stock and provide additional working capital.

Holdings would be merged with and into EXCO concurrently with the IPO. It is anticipated that the IPO would be completed in the first quarter of 2006. The plan to pursue the IPO is subject to SEC clearance, the receipt of any other necessary approvals and market conditions. There can be no assurance as to whether or when any such offering would be completed or as to the size or terms of any such offering. TXOK and its subsidiaries would become subsidiaries of EXCO after the merger.

3.     Summary of significant accounting policies

Organization

EXCO Holdings Inc., a Delaware corporation, was formed in March 2003 for the purpose of acquiring EXCO. Our operations consist primarily of acquiring interests in producing oil and natural gas properties located in the continental United States and, until February 10, 2005, Canada. We also act as the operator of some of these properties and receive overhead reimbursement fees as a result.

Principles of consolidation

The accompanying consolidated balance sheets as of December 31, 2003 and 2004 and September 30, 2005 (unaudited) and the results of operations, cash flows and comprehensive income for the 156 day period from July 29, 2003 to December 31, 2003, for the year ended December 31, 2004 and for the unaudited nine month periods ended September 30, 2004 and 2005 are for Holdings and its subsidiaries and represent the stepped up successor basis of accounting.

The accompanying consolidated statements of operations, cash flows and comprehensive income for the year ended December 31, 2002 and for the 209 day period from January 1, 2003 to July 28, 2003 are for EXCO and its subsidiaries and represent the predecessor basis of accounting. These financial statements have been restated to reflect the operations, cash flow and comprehensive income of Addison as discontinued operations.

All inter-company transactions have been eliminated.

Functional currency

The assets, liabilities and operations of Addison were measured using the Canadian dollar as the functional currency. These assets and liabilities were translated into U.S. dollars using end-of-period exchange rates. Revenue and expenses were translated into U.S. dollars at the average exchange rates in effect during the period. Translation adjustments were deferred and accumulated in other comprehensive income.

Management estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. The most significant estimates pertain to proved oil, natural gas and NGL reserve volumes, future development, dismantlement and abandonment costs, valuation of deferred tax assets, estimates relating to certain oil, natural gas and NGL revenues and expenses and the fair market value of derivatives and equity securities. Actual results may differ from management's estimates.

Cash equivalents and marketable securities

We consider all highly liquid investments with maturities of three months or less when purchased, to be cash equivalents.

We have evaluated our investment policies in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and determined that all of our investment securities, other than cash equivalents, are to be classified as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses reported in other comprehensive income. Realized gains and losses are included in other income on the consolidated statement of operations. Declines in value that are considered to be "other than temporary" on available for sale securities are shown separately on the consolidated statement of operations. Realized gains and losses are determined using the first-in, first-out method.

Concentration of credit risk and accounts receivable

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash, trade receivables and our derivative financial instruments. We place our cash with high credit quality financial institutions. We sell oil and natural gas to various customers. In addition, we participate with other parties in the drilling, completion and operation of oil and natural gas wells. The majority of our accounts receivable are due from either purchasers of oil, natural gas or NGLs or participants in oil and natural gas wells for which we serve as the operator. Generally, operators of oil and natural gas properties have the right to offset future revenues against unpaid charges related to operated wells. Oil, natural gas and NGL sales are generally unsecured. We have provided for credit losses in the financial statements and these losses have been within management's expectations. The allowance for doubtful accounts receivable aggregated $198,000, $1.5 million and $1.4 million at December 31, 2003 and 2004 and September 30, 2005 (unaudited), respectively. In 2004, an allowance for doubtful accounts receivable of $1.3 million was established in purchase accounting for North Coast. During the nine month period ended September 30, 2005, $115,000 was charged against the allowance for doubtful accounts receivable. We place our derivative financial instruments with financial institutions and other firms that we believe have high credit ratings. For a discussion of the credit risks associated with our commodity price risk management activities, please see "Note 12. Derivative financial instruments."

Derivative financial instruments

We engage in commodity price risk management activities to protect against commodity price fluctuations and in connection with the incurrence of debt related to our acquisition activities. In conjunction with the incurrence of debt related to our acquisition activities, our objective in entering into these commodity price risk management transactions is to manage price fluctuations and achieve a more predictable cash flow for our development and acquisition activities. These derivatives are not held for trading purposes.

Prior to July 28, 2003, EXCO's derivative financial instruments were designated as cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." On the date the derivative contract was entered into, it designated the derivative as a hedge. Changes in the fair value of a derivative that was highly effective as a cash flow hedge were recorded in other comprehensive income, until earnings were affected by the variability of cash flows.

EXCO formally documented all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process included linking all derivatives that were designated as cash flow hedges to forecasted transactions. EXCO also formally assessed, both at the hedge's inception and on an ongoing basis, whether the derivatives that were used in hedging transactions were highly effective in offsetting changes in cash flows of hedged items. When it was determined that a derivative was not highly effective as a hedge or that it has ceased to be a highly effective hedge, EXCO discontinued hedge accounting prospectively, as discussed below.

EXCO discontinued hedge accounting prospectively when: (1) it was determined that the derivative was no longer highly effective in offsetting changes in cash flows of a hedged item; (2) the derivative expired or was sold, terminated or exercised; (3) the derivative was not designated as a hedge instrument, because it was unlikely that a forecasted transaction would occur; or (4) management determined that designation of the derivative as a hedge instrument was no longer appropriate.

Effective as of November 30, 2001, EXCO ceased hedge accounting for its hedge transactions then in place with Enron North America Corp., the counterparty to its swap agreements, due to Enron North America's bankruptcy filing. See "Note 12. Derivative financial instruments" for a discussion of these derivative transactions.

Effective July 29, 2003, in connection with the going private transaction, we discontinued hedge accounting for all existing derivatives. Currently, we do not designate derivative transactions as hedges for accounting purposes; accordingly, all derivatives are recorded at fair value on our consolidated balance sheet and changes in the fair value of derivative financial instruments including interest rate swaps are recognized currently in our consolidated statement of operations. We continue to designate derivative financial instruments as hedges for income tax purposes.

For the year ended December 31, 2002 and for the 209 day period from January 1, 2003 to July 28, 2003, EXCO recorded as other income in the statement of operations, a loss of $886,000 and a loss of $2.5 million, respectively, from hedge ineffectiveness. For the year ended December 31, 2002 and for the 209 day period from January 1, 2003 to July 28, 2003, EXCO also recorded as other income in the statement of operations $7.0 million and $1.8 million, respectively, from derivative transactions for which hedge accounting was discontinued.

Oil and natural gas properties

We have recorded oil and natural gas properties at cost using the full cost method of accounting. Under the full cost method, all costs associated with the acquisition, exploration or development of oil and natural gas properties are capitalized as part of the full cost pool. Capitalized costs are limited to the aggregate of the after-tax present value of future net revenues plus the lower of cost or fair market value of unproved properties. The full cost pool is comprised of lease and well equipment and exploration and development costs incurred, plus intangible acquired proved leaseholds.

Unproved oil and natural gas properties are excluded from the calculation of depreciation, depletion and amortization until it is determined whether or not Proved Reserves can be assigned to such properties. At December 31, 2003 and 2004 and September 30, 2005 (unaudited), the $2.6 million, $18.8 million and $22.0 million, respectively, in unproved oil and natural gas properties resulted from the allocation of the estimated fair value of undeveloped acreage and possible and probable reserves. We assess our unproved oil and natural gas properties for impairment on a quarterly basis.

Depreciation, depletion and amortization of evaluated oil and natural gas properties is calculated for the United States full cost pools using the unit-of-production method based on total Proved Reserves, as determined by independent petroleum reservoir engineers.

Sales, dispositions and other oil and natural gas property retirements are accounted for as adjustments to the full cost pool, with no recognition of gain or loss unless the disposition would significantly alter the amortization rate.

At the end of each quarterly period, the unamortized cost of proved oil and natural gas properties, net of related deferred income taxes, is limited to the sum of the estimated future net revenues from proved properties using current period-end prices discounted at 10%, adjusted for related income tax effects (ceiling test). This ceiling test calculation is done separately for the United States and, until February 10, 2005, the Canadian full cost pools.

The calculation of the ceiling test is based upon estimates of Proved Reserves. There are numerous uncertainties inherent in estimating quantities of Proved Reserves, in projecting the future rates of production and in the timing of development activities. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

In September 2004, the SEC issued Staff Accounting Bulletin No. 106 (SAB 106), which clarifies the calculation of the full cost ceiling and depreciation, depletion, and amortization of oil and natural gas properties in conjunction with accounting for asset retirement obligations under SFAS No. 143. The guidance in SAB 106 has not had a significant impact on our Consolidated Financial Statements.

Gas gathering, office and field equipment

Gas gathering, office and field equipment are capitalized at cost and depreciated on a straight line basis over their estimated useful lives. Gathering systems are depreciated over estimated useful lives ranging from 10 to 25 years. Field and office equipment useful lives range from 3 to 15 years.

Environmental costs

Environmental costs that relate to current operations are expensed as incurred. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that those costs will be incurred and can be reasonably estimated based upon evaluations of currently available facts related to each site.

Deferred abandonment and asset retirement obligations

Prior to 2003, EXCO did not provide for site restoration costs on its United States properties as it estimated that salvage values would exceed the asset retirement costs.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. EXCO adopted the new rules on asset retirement obligations on January 1, 2003. Application of the new rules resulted in an increase in net proved developed and undeveloped oil and natural gas properties of approximately $5.6 million, recognition of an asset retirement obligation liability of approximately $6.1 million, and a cumulative effect of adoption that increased net income and stockholder's equity by approximately $255,000. The increase in net income resulting from the cumulative effect of the change in accounting principle increased basic and diluted earnings per share by $0.03 for the 209 day period from January 1 to July 28, 2003.

The following pro forma data summarizes our net income as if the provisions of SFAS 143 had been applied as of January 1, 2002. The pro forma adjustments from the adoption of SFAS 143 had no impact to the reported basic and diluted per share amounts for the year ended 2002.

Year ended December 31, 2002

Net income (loss), as reported	$(967)
Pro forma adjustments to reflect adoption of SFAS 143	21

Pro forma net income (loss)	$(946)

The following is a reconciliation of our asset retirement obligations for the periods indicated (in thousands of dollars):

	For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003	For the year ended December 31, 2004	For the nine months ended September 30, 2005

Asset retirement obligation at beginning of period	$—	$6,077	$6,687	$13,247
Activity during the period:
Cumulative effect of change in accounting principle	6,164	—	—	—
Adjustment to liability due to purchase of EXCO by Holdings, timing and other	—	444	—	—
Liabilities incurred during period	37	49	8,462	1,686
Liabilities settled during period	(444)	(88)	(2,702)	(1,275)
Accretion of discount	320	205	800	612

Asset retirement obligation at end of period	6,077	6,687	13,247	14,270
Less current portion	—	—	2,418	1,713

Long-term portion	$6,077	$6,687	$10,829	$12,557

We have no assets that are legally restricted for purposes of settling asset retirement obligations.

Revenue recognition and gas imbalances

We use the sales method of accounting for oil and natural gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers. Gas imbalances at December 31, 2003 and 2004 and September 30, 2005 (unaudited) were not significant; however, we recorded a liability of $92,000 at December 31, 2003, for those wells where there were insufficient reserves to retire the imbalance. There was no liability recorded at December 31, 2004 or September 30, 2005 (unaudited).

Capitalization of internal costs

We capitalize as part of our proved developed oil and natural gas properties a portion of salaries paid to employees who are directly involved in the acquisition and exploitation of oil and natural gas properties. During the year ended December 31, 2002, the 209 day period from January 1, 2003 to July 28, 2003, the 156 day period from July 29, 2003 to December 31, 2003, and the year ended December 31, 2004, we have capitalized $1.0 million, $518,000, $546,000, and $1.6 million, respectively. During the unaudited nine month periods ended September 30, 2004 and 2005, we have capitalized $962,000 and $1.2 million, respectively.

Overhead reimbursement fees

We have classified fees from overhead charges billed to working interest owners, including ourselves, of $2.7 million, $1.3 million, $943,000 and $2.1 million for the year ended December 31, 2002, the 209 day period from January 1, 2003 to July 28, 2003, the 156 day period from July 29, 2003 to December 31, 2003, and the year ended December 31, 2004, respectively, as a reduction of general and administrative expenses in the accompanying statements of operations. Our share of these charges was $1.8 million, $947,000, $658,000 and $1.5 million for the year ended December 31, 2002, for the 209 day period from January 1, 2003 to July 28, 2003, the 156 day period from July 29, 2003 to December 31, 2003, and the year ended December 31, 2004, respectively, and are classified as oil and natural gas production costs.

During the unaudited nine month periods ended September 30, 2004 and 2005, we have classified fees from overhead charges billed to working interest owners, including ourselves, of $1.6 million and $1.3 million, respectively, as a reduction of general and administrative expenses in the accompany unaudited statements of operations. Our share of these charges was $1.2 million and $816,000 for the unaudited nine month periods ended September 30, 2004 and 2005, respectively, and are classified as oil and gas production costs.

Income taxes

Income taxes are accounted for using the liability method under which deferred income taxes are recognized for the future tax effects of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using the enacted statutory tax rates in effect at year-end. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Earnings per share

SFAS No. 128, "Earnings per share," requires companies to present two calculations of earnings per share; basic and diluted. Basic earnings per common share for the year ended December 31, 2002 and for the 209 day period from January 1, 2003 to July 28, 2003 equals the net income less preferred stock dividends divided by the weighted average common shares outstanding during the period. Diluted earnings per common share for the year ended December 31, 2002 and for the 209 day period from January 1, 2003 to July 28, 2003 equals net income divided by the sum of weighted average common shares outstanding during the period plus any dilutive common stock equivalents assumed to be issued. Common stock equivalents for the year ended December 31, 2002 and for the 209 day period from January 1, 2003 to July 28, 2003 are shares assumed to be issued if (1) EXCO's outstanding stock options were in-the-money and exercised, and (2) the outstanding 5% convertible preferred stock was converted to common stock.

For the year ended December 31, 2002, EXCO reported income from continuing operations of $6.4 million, a loss from discontinued operations of $7.4 million, and accrued $5.2 million in preferred dividends which resulted in a net loss of $6.2 million available to common stockholders. Pursuant to SFAS No. 128, income from continuing operations (adjusted for preferred stock dividends) is used to determine whether potential common shares are dilutive or antidilutive. Specifically, the same number of potential common shares used when computing the diluted per share amount for income from continuing operation shall be used in computing all other reported diluted per share amounts, even if those amounts are antidilutive to their respective basic per share amounts. Therefore, for the year ended December 31, 2002 the outstanding director and employee stock options and the 5% convertible preferred stock of 467,000 shares and 5,004,869 shares, respectively, have been included in the diluted per share computation for continuing operations. The effect of the stock options and conversion of preferred was antidilutive to the discontinued operations. As a result, the diluted loss per share is computed using the average issued and outstanding common shares only.

For the 209 day period from January 1, 2003 through July 28, 2003, EXCO reported a loss from continuing operations of $7.8 million. As a result, the common stock equivalents of director and employee stock options and the 5% convertible preferred stock, which would have increased the weighted average number of shares outstanding by approximately 535,000 and 4,363,000 shares, respectively, are considered to be anti-dilutive and are not considered in the earnings per share calculation due to a loss from continuing operations being reported for that period. The following table presents the basic and diluted earnings (loss) per share computations for the year ended December 31, 2002 and the 209 day period from January 1, 2003 through July 28, 2003:

(in thousands, except per share amounts)	Year ended December 31, 2002	209 day period ended July 28, 2003

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$6,405	$(7,775)
Dividends of preferred stock	(5,256)	(2,620)
Cumulative effect of change in accounting principle	—	255

Earnings on common stock	$1,149	$(10,140)

Income (loss) from discontinued operations	$(7,372)	$8,552

Shares:
Weighted average number of common shares outstanding	7,061	8,084

Basic earnings (loss) per common share
Continuing operations	$0.16	$(1.25)
Discontinued operations	(1.04)	1.06

Total basic loss per common share	$(0.88)	$(0.19)

Diluted earnings (loss) per common share:
Earnings on common stock	$1,149	$(10,140)
Effect of assumed conversion of preferred stock	5,256	—

Earnings on common stock, as adjusted	$6,405	$(10,140)

Income (loss) from discontinued operations	$(7,372)	$8,552

Shares:
Weighted average number of common shares outstanding	7,061	8,084
Assumed shares issued on conversion of dilutive stock options	467	—
Assumed shares issued on conversion of preferred stock	5,005	—

Weighted average number of common shares and common stock equivalents outstanding	12,533	8,084

Diluted earnings (loss) per common share
Continuing operations	$0.16	$(1.25)
Discontinued operations (a)	(1.04)	1.06

Total diluted loss per common share	$(0.88)	$(0.19)

(a)
Basic and diluted loss per share for the December 31, 2002 period is computed using the weighted average number of common shares for basic loss as the assumed conversion of the stock options and conversion of the preferred stock is antidilutive.

Basic earnings per common share for the 156 day period from July 29, 2003 to December 31, 2003, for the year ended December 31, 2004 and for the unaudited nine month periods ended September 30, 2004 and 2005 equals the net income divided by the weighted average common shares outstanding during the period. Diluted earnings per common share for the 156 day period from July 29, 2003 to December 31, 2003, for the year ended December 31, 2004 and for the unaudited nine month periods ended September 30, 2004 and 2005 equals net income divided by the sum of weighted average common shares outstanding during the period plus any dilutive common stock equivalents assumed to be issued. Common stock equivalents for the 156 day period from July 29, 2003 to December 31, 2003, for the year ended December 31, 2004 and for the unaudited nine month periods ended September 30, 2004 and 2005 are shares assumed to be issued if the outstanding stock options were in-the-money and exercised.

Following the completion of the going private transaction, our capital structure consisted of 115,946,667 shares of Class A common stock and 11,925,925 shares of Class B common stock. There were no stock options outstanding on our Class A common stock until June 3, 2004.

The shareholder agreements governing the Class A and Class B common stock of EXCO provided that, upon the occurrence of certain specified events, such as a change in control, that

  •
  the holders of the Class A shares would receive the first $175.0 million of proceeds; and

  •
  the remaining proceeds in excess of $175.0 million would be allocated on a pro-rata basis to the holders of the Class A shares and the Class B shares.

For financial accounting purposes, the Class B shares were considered to be a "variable" plan since a holder of the shares had to be employed at the date of a change in control to receive fair value for the Class B shares. As a result, the Class B shares have been excluded from per share calculations as required under SFAS No. 128.

For the year ended December 31, 2004, we reported a loss from continuing operations of $19.9 million, income from discontinued operations of $25.9 million and net income of $6.0 million for the year. As a result of the loss from continuing operations, the potential common stock equivalents from the assumed conversion of stock options on our Class A common stock of approximately 5,097,369 have been excluded from the diluted earnings per share calculation as required under SFAS No. 128. The following table presents the computation of the basic and diluted earnings (loss) per share for the 156 day period from July 29, 2003 through December 31, 2003 and the year ended December 31, 2004:

(in thousands, except per share amounts)	156 day period ended December 31, 2003	Year ended December 31, 2004

Basic and diluted earnings (loss) per common share:
Loss from continuing operations	$(154)	$(19,903)
Income (loss) from discontinued operations	4,300	25,916

Net income	$4,146	$6,013

Shares:
Weighted average number of common shares outstanding	115,947	115,947

Basic and diluted earnings (loss) per common share:
Continuing operations	$0.00	$(0.17)
Discontinued operations	0.04	0.22

Total basic and diluted earnings loss per common share	$0.04	$0.05

For the unaudited nine month period ended September 30, 2004, we reported a loss from continuing operations of $34.9 million, income from discontinued operations of $17.4 million and a net loss of $17.5 million. For the unaudited nine month period ended September 30, 2005, we reported a loss from continuing operations of $74.0 million, income from discontinued operations of $122.0 million and net income of $48.1 million. As a result of the loss from continuing operations, the potential common stock equivalents from the assumed conversion of stock options on our Class A common stock of approximately 3,853,696 shares for the nine months ended September 30, 2004 and 8,801,351 shares for the nine months ended September 30, 2005 have been excluded from the diluted earnings per share calculation as required under SFAS No. 128. The follow table presents the computation of basic and diluted earnings (loss) per share for the unaudited nine month periods ending September 30, 2004 and September 30, 2005:

	Nine months ended September 30,
(in thousands, except for per share amounts)	2004	2005

	(Unaudited)
Basic and diluted earnings (loss) per common share:
Loss from continuing operations	$(34,959)	$(73,979)
Income from discontinued operations	17,420	122,033

Net income (loss)	$(17,539)	$48,054

Shares:
Weighted average number of common shares outstanding	115,947	115,947

Basic and diluted earnings (loss) per common share:
Continuing operations	$(0.30)	$(0.64)
Discontinued operations	0.15	1.05

Total basic and diluted earnings loss per common share	$(0.15)	$0.41

Stock options and benefit plan

SFAS No. 123, "Accounting for Stock—Based Compensation" defines a fair value based method of accounting for employee stock compensation plans, but allows for the continuation of the intrinsic value based method of accounting to measure compensation cost prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). For companies electing not to change their accounting, SFAS 123 requires pro forma disclosures of earnings and earnings per share as if the change in accounting provision of SFAS 123 has been adopted.

EXCO elected to continue to utilize the accounting method prescribed by APB 25, under which no compensation cost was recognized, and adopted the disclosure requirements of SFAS 123. As a result, SFAS 123 had no effect on EXCO's financial condition or results of operations at December 31, 2002 and the year then ended and for the 209 day period from January 1, 2003 to July 28, 2003. Stock based compensation expense reflected in the table below for the year ended December 31, 2002 and for the 209 day period from January 1, 2003 to July 28, 2003, is a result of options issued under EXCO's 1998 Stock Option Plan that were issued subject to shareholders' approval and options that were issued to the management and key employees of Addison. See "Note 8. Stock transactions" for a further description of these stock options.

Had compensation costs for these plans been determined consistent with SFAS No. 123, EXCO's net income (loss) and earnings per share (EPS) would have been adjusted to the following pro forma amounts:

(in thousands, except per share amounts)		December 31, 2002	For the 209 day period from January 1, 2003 to July 28, 2003

Stock based compensation expense (net of taxes)	As Reported	$991	$6,969
	Pro Forma	$2,487	$2,578
Net income (loss)	As Reported	$(967)	$1,032
	Pro Forma	$(2,463)	$5,423
Basic EPS	As Reported	$(0.88)	$(0.20)
	Pro Forma	$(1.09)	$0.35
Diluted EPS	As Reported	$(0.88)	$(0.20)
	Pro Forma	$(1.09)	$0.33

We sponsor a 401(k) plan for our U.S. employees and match up to 100% of employee contributions based on years of service with us. Our matching contributions of $151,000, $155,000, $59,000, and $404,000 for the year ended December 31, 2002, for the 209 day period from January 1, 2003 to July 28, 2003, for the 156 day period from July 29, 2003 to December 31, 2003, and for the year ended December 31, 2004, respectively, have been included as general and administrative expense. For the unaudited nine month periods ended September 30, 2004 and 2005, our matching contributions have been $344,000 and $421,000, respectively.

Certain employees have been granted EXCO Holdings stock options under Holdings' 2004 Long-Term Incentive Plan (the Holdings Plan). The Holdings Plan provides for grants of stock options that can be exercised for Class A common shares of EXCO Holdings. The stock options vest upon the earlier of a change in control of EXCO Holdings, the consummation of an initial public offering or three years from the date of grant, and expire ten years after the date of grant. EXCO Holdings has reserved 12,962,968 shares of its Class A common stock for issuance upon the exercise of stock options. As of December 31, 2004 and September 30, 2005 (unaudited), options for 8,801,354 and 8,671,906 shares, respectively, of common stock have been granted by EXCO Holdings. The Equity Buyout was a change of control under the Holdings Plan. All EXCO Holdings stock options outstanding on October 3, 2005 were cancelled upon the payment of an aggregate amount of $18.9 million to the holders of the stock options. This amount will be expensed in October 2005.

Effective with the grant of these options on June 3 and June 4, 2004, we have elected to continue to utilize the accounting method prescribed by APB 25 under which no compensation expense is required to be recognized upon the issuance of stock options to our employees as the exercise price of the option is equal to or higher than the fair value of the underlying common stock at the date of grant.

Under the minimum value method as prescribed under SFAS No. 123, no compensation expense was incurred during the year ended December 31, 2004 from the granting of these stock options and as such, no pro forma disclosure is required.

On December 16, 2004, FASB issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB 25 and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) will require all share-based payments to employees, including grants of employee stock options, to be recognized in our consolidated statements of operations based on their estimated fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) must be adopted by us effective January 1, 2006 and permits public companies to adopt its requirements using one of two methods:

  •
  A "modified prospective" method in which compensation cost is recognized based on the requirements of SFAS No. 123(R) for all share-based payments granted prior to the effective date of SFAS No. 123(R) that remain unvested on the adoption date.

  •
  A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate either all prior periods presented or prior interim periods of the year of adoption based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures.

As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method prescribed by APB 25 and related interpretations. As such, we generally do not recognize compensation expense associated with employee stock options. However, as a result of the Equity Buyout, all of the outstanding stock options were purchased by Holdings which will result in a charge to stock option compensation expense during the fourth quarter of 2005. See "Note 2. Significant transactions since January 1, 2005," for additional information.

Foreign currency translation

Addison, our former Canadian subsidiary, entered into a long-term note agreement with a U.S. subsidiary of EXCO in the amount of $98.8 million. Addison used the proceeds of this borrowing to repay virtually all of its outstanding indebtedness under its Canadian credit agreement in April 2004. The indebtedness was denominated in U.S. dollars and was repaid upon the sale of Addison on February 10, 2005. Under the provisions of SFAS No. 52 "Foreign Currency Translation", Addison was required to recognize any foreign transaction gains or losses in its statement of operations when translating this liability from U.S. dollars to Canadian dollars. Gain or loss recognized by Addison was not eliminated when preparing EXCO's consolidated statement of operations. As a result, we recorded a non-cash foreign currency transaction gain of $10.8 million during the year ended December 31, 2004 and a non-cash foreign currency loss of $3.5 million for the nine months ended September 30, 2005 (unaudited). These amounts are included in income (loss) from operations of discontinued operations in the accompanying consolidated statements of operations.

4.     Marketable securities

Marketable securities at December 31, 2003 and 2004, are common stock investments in public corporations, which are classified as available for sale securities. At December 31, 2003, our cost basis of marketable securities was $784,000 while the aggregate fair value was $818,000. At

December 31, 2004, our cost basis of marketable securities was $37,000 while the aggregate fair value was $69,000. We had no marketable securities at September 30, 2005 (unaudited).

In May 2004, we received common stock of a public corporation valued at approximately $500,000 as a portion of the proceeds from the sale of oil and natural gas properties. We sold all of these shares in September 2004 for approximately $515,000.

At December 31, 2004, we had gross unrealized holding gains from available for sale securities of $32,000. Investment income is presented in the following table:

(in thousands)	December 31, 2002	For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003	December 31, 2004

Gross proceeds from sales of marketable securities	$—	$442	$1,393	$1,296
Gross realized gains from sales of marketable securities	—	245	—	14
Gross realized losses from sales of marketable securities	(1)	—	(30)	—
Unrealized net gain (loss) included in other comprehensive income	(878)	590	(34)	17
Impairment of marketable securities	1,136	—	—	—

5.     Long-term debt

Long-term debt is summarized as follows:

	December 31,
			September 30, 2005
(in thousands)	2003	2004

			(unaudited)
Notes payable	$49,470	$34,500	$1
Senior term loan	50,000	—	—
7 1/4% senior notes due 2011	—	452,953	452,643
Less current maturities	—	—	—

Long-term debt	$99,470	$487,453	$452,644

Credit agreements

Credit agreement.    At December 31, 2003, our former restated U.S. credit agreement provided for borrowings of up to $124.0 million under a revolving credit facility with a borrowing base of $95.0 million. At December 31, 2003, we had approximately $49.5 million of outstanding indebtedness, letter of credit commitments of $275,000 and approximately $45.2 million available for borrowing.

On January 27, 2004, our credit agreement was amended and restated to provide for borrowings up to $250.0 million with a borrowing base of $120.0 million. The amendment also provided for an extension of the credit agreement maturity date to January 27, 2007. Upon the issuance of the $100.0 million in additional 7 1/4% senior notes on April 13, 2004, the credit agreement borrowing base was reduced to $95.0 million. (See "Note 6. Issuance of senior notes and the acquisition of North Coast Energy, Inc."). Effective June 28, 2004, the borrowing base was redetermined at $145.0 million. Effective October 8, 2004 and August 12, 2005, the borrowing base was redetermined at $145.0 million, and will be redetermined each May 1 and November 1 thereafter. Our borrowing base is determined based on a number of factors including commodity prices. We use derivative financial instruments to lessen the impact of volatility in commodity prices. At December 31, 2004, we had $34.5 million of outstanding indebtedness and letter of credit commitments of $275,000 and approximately $110.2 million available for borrowing. At September 30, 2005 (unaudited), we had $1,000 of outstanding indebtedness and, as a result of borrowings incurred under the interim bank loan in connection with the Equity Buyout on October 3, 2005, total advances under our U.S. credit agreement cannot exceed $10.0 million until the interim bank loan is repaid in full. Borrowings under our amended and restated credit agreement are secured by a first lien mortgage providing a security interest in 90% of our U.S. oil and natural gas properties including North Coast. In addition, at September 30, 2005 (unaudited), a first lien security interest was effected in $120.6 million of cash equivalents, which represents two-thirds from the net cash proceeds from the sale of Addison stock (see Note 2—"Significant transactions since January 1, 2005 (unaudited)"). At our election, interest on borrowings may be (i) the greater of the administrative agent's prime rate or the federal funds effective rate plus .50% plus an applicable margin or (ii) LIBOR (London InterBank Offered Rate) plus an applicable margin. At December 31, 2004 and September 30, 2005 (unaudited), the six month LIBOR rate was 2.78% and 4.23%, respectively, which would result in an interest rate of approximately 4.03% and 5.48%, respectively, on any new indebtedness we may incur under the U.S. credit agreement.

Canadian credit agreement.    At December 31, 2004, we had approximately $12.9 million of outstanding indebtedness under our Canadian credit agreement (which has been reclassified as Liabilities of Discontinued Operations on the Consolidated Balance Sheet at December 31, 2004). Borrowings under the credit agreement were secured by a first lien mortgage providing a security interest in 90% of our Canadian oil and natural gas properties. We repaid all outstanding indebtedness under our Canadian credit agreement in full on February 10, 2005 with a portion of the proceeds received from the sale of Addison.

Financial covenants and ratios.    Our amended and restated credit agreements contain certain financial covenants and other restrictions which require that we:

  •
  maintain a ratio of our consolidated current assets to consolidated current liabilities (as defined under our credit agreements) of at least 1.0 to 1.0 at the end of any fiscal quarter;

  •
  not permit our ratio of consolidated funded debt to consolidated EBITDA (as defined under our credit agreements) to be greater than (i) 4.35 to 1.00 at the end of each fiscal quarter ending on or before March 31, 2005 and (ii) 4.00 to 1.00 on June 30, 2005 and at the end of each fiscal quarter thereafter;

  •
  not permit our ratio of consolidated funded debt (other than the senior notes) to consolidated EBITDA (as defined under our credit agreements) to be greater than (i) 3.25 to 1.0 at the end of each fiscal quarter ending prior to June 30, 2004 and (ii) 3.00 to 1.00 on June 30, 2004 and at the end of each fiscal quarter thereafter; and

  •
  not permit our ratio of consolidated EBITDA to consolidated interest expense (as defined under our credit agreements) to be less than 2.5 to 1.0 at the end of each fiscal quarter.

Additionally, the credit agreements contain a number of other covenants regarding our liquidity and capital resources, including restrictions on our ability to incur additional indebtedness, restrictions on our ability to pledge assets, and prohibit the payment of dividends on our common stock. At December 31, 2003 and 2004, we were in compliance with the covenants contained in our U.S. and Canadian credit agreements. At September 30, 2005 (unaudited), we were in compliance with the covenants contained in our U.S. credit agreement.

U.S. senior term loan.    On October 17, 2003, we entered into a $50.0 million senior term credit agreement. We borrowed all $50.0 million under the senior term credit agreement and we used the proceeds to repay a portion of our indebtedness under our U.S. credit agreement. The U.S. senior term loan was paid in full on January 27, 2004 from the proceeds of the $350 million 7 1/4% senior notes issued on January 20, 2004. See "Note 6. Issuance of senior notes and the acquisition of North Coast Energy, Inc."

Dividend restrictions.    We have not paid any cash dividends on our common stock, and do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our credit agreements currently prohibit us from paying dividends on our common stock. Even if our credit agreements permitted us to pay cash dividends, we can make those payments only from our surplus (the excess of the fair value of our total assets over the sum of our liabilities plus our total paid-in share capital). In addition, we can pay cash dividends only if after paying those dividends we would be able to pay our liabilities as they become due.

6.     Issuance of senior notes and the acquisition of North Coast Energy, Inc.

On November 26, 2003, EXCO entered into the North Coast Acquisition Agreement, as amended and restated on December 4, 2003, to acquire all of the issued and outstanding stock of North Coast pursuant to a tender offer and merger. EXCO acquired all of the outstanding common stock, options and warrants of North Coast on January 27, 2004 for a purchase price of $168.0 million, including transaction related costs, and we assumed $57.1 million of North Coast's outstanding indebtedness. As a result, on January 27, 2004, North Coast became a wholly-owned subsidiary and established a new core operating area for us in the Appalachian Basin. We have accounted for the North Coast acquisition using the purchase method of accounting and have consolidated its operations effective January 27, 2004.

On January 20, 2004, EXCO completed the private placement of $350.0 million aggregate principal amount of 7 1/4% senior notes due 2011 pursuant to Rule 144A and Regulation S under the Securities Act at a price of 100% of the principal amount. The net proceeds of the offering were used to acquire North Coast, pay down debt under our credit facilities and North Coast's credit facility, repay our senior term loan in full and pay fees and expenses associated with those transactions.

Concurrent with the issuance of the senior notes, we wrote-off $938,000 of costs incurred in January 2004 to secure interim loan financing which was not utilized upon issuance of the senior notes and deferred financing costs of approximately $726,000 related to the senior term loan, which was retired with the proceeds of the senior notes. These amounts are reflected in the Consolidated Statement of Operations as interest expense.

On April 13, 2004, EXCO completed a private placement of an additional $100.0 million aggregate principal amount of 7 1/4% senior notes due 2011 pursuant to Rule 144A, having the same terms and governed by the same indenture as the notes issued on January 20, 2004. The notes issued on April 13, 2004 were issued at a price of 103.25% of the principal amount plus interest accrued since January 20, 2004. The net proceeds of the April 13, 2004 offering were used to repay substantially all of our outstanding indebtedness under our Canadian credit agreement and pay fees and expenses associated therewith.

On May 28, 2004, EXCO concluded an exchange offer of $450.0 million aggregate principal amount of our 7 1/4% senior notes due 2011, which were privately placed in January and April 2004, for $450.0 million aggregate principal amount of our 7 1/4% senior notes due 2011 that have been registered under the Securities Act. Holders of all but $300,000 of the senior notes elected to accept our exchange offer.

Interest is payable on the senior notes semi-annually in arrears on January 15 and July 15 of each year. EXCO made interest payments on July 15, 2004 and January 18, 2005 in the amounts of $15.9 million and $16.3 million, respectively. The senior notes mature on January 15, 2011. Prior to January 15, 2007, EXCO may redeem all, but not less than all, of the senior notes in cash at a redemption price equal to 100% of the principal amount of the notes plus a premium. We may redeem some or all of the senior notes beginning on January 15, 2007 for the redemption price set forth in the notes. Since a change of control has occurred, subject to certain conditions, EXCO must offer holders of the notes an opportunity to sell us their notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. The Equity Buyout is a change of control under the indenture. As a result of this change of control and also in connection with the sale of Addison, on November 2, 2005, we commenced an offer to the holders of senior notes to repurchase up to $120.6 million of senior notes at 100% of the principal amount plus accrued and unpaid interest of the notes pursuant to Section 4.07 of the indenture. Simultaneously therewith, we commenced an offer to repurchase all outstanding senior notes at 101% of the principal amount plus accrued and unpaid interest in connection with the change of control provision contained in the indenture as a result of the Equity Buyout. Upon completion of the offer to repurchase related to the Addison sale, the second lien security interest on

$120.6 million of the proceeds from the sale and the general restrictions under section 4.07 of the indenture on the entire proceeds shall terminate.

The indenture governing the senior notes contains covenants which limit our ability and the ability of certain of our subsidiaries to:

  •
  incur or guarantee additional debt and issue certain types of preferred stock;

  •
  pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated debt;

  •
  make investments;

  •
  create liens on our assets;

  •
  enter into sale/leaseback transactions;

  •
  create restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us;

  •
  engage in transactions with our affiliates;

  •
  transfer or issue shares of stock of subsidiaries;

  •
  transfer or sell assets; and

  •
  consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

The estimated fair value of our 7 1/4% senior notes due 2011 at December 31, 2004 and September 30, 2005 (unaudited) was $483.8 million and $468.0 million, respectively, as compared to the carrying amount of $453.0 million (including $3.0 million of unamortized premium) at December 31, 2004 and $452.6 million (including $2.6 million of unamortized premium) at September 30, 2005 (unaudited). The fair value of the senior notes is estimated based on quoted market prices for the senior notes.

If the net cash proceeds, as defined in the indenture, from the sale of Addison are not reinvested in oil and natural gas assets within 12 months from the date of sale, then we are required to offer to buy back the senior notes up to the amount of the net cash that was not reinvested. The purchase price would be equal to 101% of the principal amount of each senior note.

The total purchase price for North Coast was $225.1 million representing the purchase of all outstanding common stock and liabilities assumed as detailed below and has been allocated as follows (in thousands):

Purchase price calculations:
Payments for tendered shares including options and warrants	$167,781
Assumption of debt including interest	57,148
Merger related costs	156

Total North Coast acquisition costs (before cash acquired)	$225,085

Allocation of purchase price:
Oil and natural gas properties—proved	$192,035
Oil and natural gas properties—unproved	7,258
Gas gathering assets and other equipment	21,454
Cash	10,429
Other assets	412
Deferred income tax asset	942
Other current assets	11,080
Accounts payable and accrued expenses	(10,340)
Asset retirement obligations	(5,639)
Liabilities from commodity price risk management activities	(2,546)

Total allocation	$225,085

The following table reflects the pro forma results of operations for the years ended December 31, 2003 and 2004 and for the unaudited nine month period ended September 30, 2004. The information for the year ended December 31, 2003 has been derived from EXCO's audited consolidated statement of operations for the 209 day period ended July 28, 2003 and our audited consolidated statement of operations for the 156 day period ended December 31, 2003, and North Coast's audited financial statements for the year ended December 31, 2003. The information for the year ended December 31, 2004 has been derived from our audited consolidated statement of operations for the year ended December 31, 2004 and North Coast's unaudited consolidated financial statement of operations for the 26 day period from January 1 to January 26, 2004. The information for the nine months ended September 30, 2004 has been derived from our unaudited consolidated statement of operations for the nine months ended September 30, 2004 and North Coast's unaudited consolidated financial statement of operations for the 26 day period from January 1 to January 26, 2004. The pro forma results of operations give effect to the following events as if each occurred on January 1 of each respective year.

  •
  The going private transaction, which occurred on July 29, 2003. See "Note 1. The Merger";

  •
  Our acquisition of North Coast for a purchase price of approximately $225.1 million. The North Coast acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." Accordingly, EXCO's historical financial statements reflect the allocation of the purchase price to the underlying assets and liabilities based upon their estimated fair values. For tax purposes we also received a step up in tax basis equal to the purchase price.

  •
  Adjustments to conform North Coast's historical accounting policies related to oil and natural gas properties from successful efforts to full cost accounting.

  •
  The issuance of $350.0 million in senior notes.

  •
  The assumption of North Coast's debt and repayment of our and North Coast's credit facilities.

  •
  The payment of our related fees and expenses.

During North Coast's year ended December 31, 2003 and the 26 day period from January 1, 2004 to January 26, 2004, there were $1.5 million and $11.9 million in investment banking fees, employee bonus and severance payments and other costs incurred in connection with the merger with EXCO that have been recognized as decreases in net income in the following table.

	For the year ended December 31, 2003	For the year ended December 31, 2004	For the nine months ended September 30, 2004

Revenues and other income	$94,954	$99,544	$38,522
Net income (loss)	$(8,262)	$8,306	$(19,339)

The pro forma information presented herein does not purport to be indicative of the financial position or results of operations that would have actually occurred had the events discussed above occurred on the dates indicated or which may occur in the future.

7.     Income taxes

The income tax provision attributable to our income (loss) before income taxes consists of the following:

(in thousands)	Year ended December 31, 2002	For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003	Year ended December 31, 2004

Current:
U.S.
Federal	$(2,672)	$—	$—	$—
State	—	(181)	—	1,445

Total current income tax (benefit)	(2,672)	(181)	—	1,445

Deferred:
U.S.
Federal	—	—	(2,692)	4,681
State	—	—	(131)	(91)
Canadian	—	—	(4,941)	(909)

Total deferred income tax (benefit)	—	—	(7,764)	3,681

Total income tax (benefit)	$(2,672)	$(181)	$(7,764)	$5,126

We have net operating loss carryforwards (NOLs) for United States income tax purposes that have either been generated from our operations or were purchased in our acquisitions. Our ability to use the purchased NOLs has been restricted by Section 382 of the Internal Revenue Code due to ownership changes which occurred on December 19, 1997 and July 29, 2003, as well as the change in ownership of Rio Grande, Inc. which occurred on March 16, 1999. We estimate that approximately $7.4 million of the NOLs limited by Section 382 may expire prior to their utilization. Expiration is expected to occur from 2005 through 2019. Accordingly, a valuation allowance of $2.6 million was established to reserve the portion of NOLs in excess of the Section 382 limitation which we believe will more likely than not expire unutilized. As of September 30, 2005, this valuation allowance and its associated deferred tax asset have been written off because it was deemed worthless.

During the 209 day period from January 1, 2003 to July 28, 2003, we had a U.S. operating loss and we accordingly increased our valuation allowance to reflect that loss. Effective with the merger, we were in a deferred tax liability position in the United States at the time of the transaction due to the step up in basis for book purposes related to purchase accounting and the carryover of tax basis. Except for the valuation allowance against NOLs limited by Section 382 described above, no valuation allowance was recognized in the purchase price allocation at the acquisition date, at December 31, 2003 or December 31, 2004. As of September 30, 2005, the valuation allowance against NOLs limited by Section 382 and its associated deferred tax asset have been written off.

Prior to the fourth quarter of 2004, we had not provided for any U.S. deferred income taxes on the undistributed earnings of Addison, our former Canadian subsidiary, based upon the determination that those earnings would be indefinitely reinvested in Canada. On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. In February 2005, we repatriated Cdn. $74.5 million (U.S. $59.6 million) in an extraordinary dividend, as defined in the Act, from Addison (See "Note 2. Significant transactions since January 1, 2005 (unaudited)"). Accordingly, we have recognized a tax liability of $8.2 million as of December 31, 2004 related to the extraordinary dividend. This dividend represented all of the undistributed earnings of Addison, based upon its earnings and profits as determined under U.S. federal income tax law, as of December 31, 2004. As a result of certain technical corrections to the Act, we have recognized a benefit of $2.1 million in our current income taxes during the nine months ended September 30, 2005 related to this dividend.

For the 156 day period ended December 31, 2003 and for the year ended December 31, 2004, we recognized a deferred income tax benefit of approximately $4.9 million and $909,000, respectively, related to Canadian legislation which became effective in November 2003 and May 2004 to phase in reduced income tax rates and allow for deductibility of crown royalties. These amounts have been reflected as income tax benefits in continuing operations pursuant to SFAS No. 109 and EITF 93-13, which require that the tax effect of a change in enacted tax rates be allocated to continuing operations without regard to whether the item giving rise to the effect is a component of discontinued operations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax liabilities and assets are as follows:

	December 31,
(in thousands)	2003	2004

Deferred tax assets:
Net operating loss carryforwards—United States	$15,916	$17,807
Basis difference in fair value of derivative financial instruments	2,007	13,127
Credit carryforwards	5	5
Other	530	1,050
Valuation allowance for deferred tax assets	(2,673)	(2,673)

Total deferred tax assets	15,785	29,316

Deferred tax liabilities:
Book basis of oil and natural gas properties in excess of tax basis—United States	27,924	37,583
Taxes on undistributed earnings of foreign subsidiary—United States	—	8,237

Total deferred tax liabilities	27,924	45,820

Net deferred tax liabilities	$12,139	$16,504

A reconciliation of our income tax provision (benefit) computed by applying the statutory United States federal income tax rate to our income (loss) before income taxes for the year ended December 31, 2002, the 209 day period from January 1, 2003 to July 28, 2003, the 156 day period from July 29, 2003 to December 31, 2003, and for the year ended December 31, 2004, is presented in the following table:

(in thousands)	Year ended December 31, 2002	For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003	Year ended December 31, 2004

United States federal income taxes (benefit) at statutory rate of 34% in 2002 and 35% in 2003 and 2004	$1,268	$(2,705)	$(2,694)	$(5,172)
Increases (reductions) resulting from:
Undistributed earnings of foreign subsidiary	—	—	—	8,237
Adjustments to the valuation allowance	(4,126)	2,447	—	—
Change in Canadian tax rates	—	—	(4,941)	(909)
Non-deductible charges (non-taxable income)	—	195	—	58
State taxes net of federal benefit and other	186	(118)	(129)	2,912

Tax provision before cumulative effect of change in accounting principles	$(2,672)	$(181)	$(7,764)	$5,126

A reconciliation of our income tax benefit computed by applying the statutory United States federal income tax rate to our income (loss) from continuing operations before income taxes for the nine months ended September 30, 2004 and 2005 is presented in the following table:

	Nine months ended September 30,
(in thousands)	2004	2005

United States federal income taxes (benefit) at statutory rate of 35%	$(16,673)	$(44,769)
Increases (reductions) resulting from:
Non-deductible charges (non-taxable income)	(51)	(70)
Percentage depletion in excess of basis	—	(827)
Changes in tax legislation in the State of Ohio	—	(132)
Change in Canadian tax rates	(909)	—
Change in U.S. tax law related to dividend from Canadian subsidiary	—	(2,075)
Adjustments to the valuation allowance	4,182	—
State taxes net of federal benefit and other	633	(6,137)

Income tax benefit	$(12,818)	$(54,010)

8.     Stock transactions

Issuance of common stock

During the year ended December 31, 2002, 24 employees exercised stock options covering 90,366 shares of EXCO's common stock at strike prices ranging from $6.00 per share to $15.50 per share. EXCO received aggregate proceeds of approximately $1,026,200 for these shares, all of which was paid in cash.

In 1998 and 1999, EXCO loaned Douglas H. Miller, its Chairman and Chief Executive Officer, a total of $915,625 in order to enable him to exercise stock options granted to him under EXCO's 1998 stock option plan. Of the outstanding balance, $465,625 plus accrued interest was due and payable on November 29, 2002, and $450,000 plus accrued interest was due and payable on September 15, 2004. Mr. Miller paid all outstanding amounts owed under these loans on November 29, 2002. At December 31, 2002, EXCO had one executive officer with an outstanding loan balance of $60,000. This loan was used to exercise stock options granted under our 1998 stock option plan and was paid in full at the time of the going private transaction.

In connection with the going private transaction, we issued to certain officers and employees shares of our Class A common stock in exchange for notes receivable. The notes receivable were for a four year term and bore interest at an annual rate of 2.53%. The officers and employees pledged their shares of the Class A common stock as security for the notes receivable. The officers and employees were to make quarterly payments, first to accrued but unpaid interest and then to principal, from the quarterly payments to the officers and employees under the bonus retention program (see Note 14. "Bonus retention program"). On October 3, 2005, in conjunction with the Equity Buyout, all unpaid amounts under the notes receivables were paid in full by the officers and employees. The notes receivable have been reflected on the consolidated balance sheets as a reduction in stockholders' equity.

The following table sets forth (in thousands of dollars) activity related to the officer and employee notes receivable and the balance of these notes receivable as of December 31, 2003 and 2004 and as of September 30, 2005 (unaudited):

	For the 156 day period from July 29, 2003 to December 31, 2003	For the year ended December 31, 2004	For the nine months ended September 30, 2005

Balance as of the beginning of the period	$—	$1,822	$1,567
Notes issued to certain officers and employees	1,886	—	—
Principal payments made by officers and employees	(64)	(255)	(311)

Balance as of the end of the period	$1,822	$1,567	$1,256

The following table summarizes EXCO's stock option activity:

	Stock options	Weighted average exercise price per share

Options outstanding at December 31, 2001	2,049,780	$10.55
Granted	172,668	16.10
Expired or canceled	(82,251)	13.64
Exercised	(90,366)	11.36

Options outstanding at December 31, 2002	2,049,831	10.85
Granted	—	—
Expired or canceled	(916,446)	10.37
Exercised	(1,133,385)	11.24

Options outstanding at December 31, 2003	—	$—

The present value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the EXCO options:

Fair market value of stock at date of grant	$6.00 to $20.62
Option exercise prices	$6.00 to $20.62
Option term	10 years
Risk-free rate of return	10-year U.S. Treasury Notes
Company stock volatility	Based upon daily stock prices from January 1, 2000 through December 31, 2002
Company dividend yield	0%
Calculated Black-Scholes values	$2.60 to $8.94 per option

See "Note 3. Summary of significant accounting policies—Stock options and benefit plan" for a comparison of our net income/(loss) and net income/(loss) per share as reported and as adjusted for the pro forma effects of determining compensation expense in accordance with SFAS 123. All outstanding stock options were either exercised prior to or cashed out as a result of the going private transaction.

During the 209 day period from January 1, 2003 to July 28, 2003, EXCO recognized $3.6 million of stock-based compensation expense in general and administrative expense. This amount was paid to option holders at the time of the going private transaction to cancel all unexercised stock options outstanding at that time. The amount represented the cumulative difference between the $18.00 per share proceeds and the exercise price of the outstanding stock options times the number of stock options outstanding.

As an incentive to the management and certain key employees of Addison, the board of directors of Addison established the Addison Energy Inc. stock option plan effective June 30, 2002. Addison stock options were issued as of June 30, 2002, under the plan that, if fully exercised, would allow the participants to own in the aggregate 1,000 shares of Addison common stock, approximately 10% of the shares of common stock in Addison on a fully-diluted basis. The Addison stock options were exercisable for a term of five years from the date of the grant. The Addison stock options were subject to vesting. The vesting schedule is as follows:

Vesting date	Cumulative percent vested

Prior to April 26, 2003	None
April 26, 2003	50%
April 26, 2004	75%
April 26, 2005	100%

The exercise price under the Addison stock option plan as of June 30, 2002 was Cdn. $1,031.61 per share. The price was determined by using a formula as set forth in the Addison stock option agreement. The formula was based upon:

  •
  the value of Addison's Proved Reserves;

  •
  the amount of any working capital surplus or deficiency;

  •
  any capital contributions or distributions made after June 30, 2002;

  •
  any debt owed to us, owed under the Canadian credit agreement or owed to other third parties;

  •
  the total exercise price of all outstanding Addison stock options under the plan;

  •
  the amount of deferred income tax liability incurred after June 30, 2002;

  •
  a calculated amount to allocate certain general and administrative costs that we incur that also benefit Addison; and

  •
  the ratio of the average trading price of our common stock divided by $18.25.

This formula was to be calculated as of December 31 of each year, beginning December 31, 2002, to determine the value of each share of Addison's common stock.

If an Addison stock option were exercised, we would be obligated to purchase the shares of Addison common stock from the employee six months later at the then-current price as calculated using the above formula. Each employee receiving an Addison stock option entered into an agreement that restricts their ability to sell or transfer any Addison common stock acquired under the Addison stock option plan to any party other than to us.

The Addison stock options became fully vested and exercisable if any of the following occurs:

  •
  a person, or a group of people acting together, has the right to cast more than 50% of the votes when electing our directors;

  •
  our shareholders approve a merger or other transaction that would result in our shareholders owning less than 50% of the combined entity; or

  •
  we sell the shares of Addison or substantially all of its assets.

The Merger (See "Note 1. The Merger") was a triggering event under the Addison stock option plan. We calculated the value of each share of Addison common stock as of the date of the event to be Cdn. $10,014.50 per share. We paid approximately Cdn. $9.0 million in cash to the holders of the Addison stock options, which represented the difference between the calculated value per share and the Addison stock option exercise price times the number of shares of Addison common stock that the participant had the right to purchase under the Addison stock option plan.

The value of a share of Addison common stock was calculated to be Cdn. $7,013.94 per share as of December 31, 2002. The following table summarizes our Addison stock option activity:

	Stock options	Weighted average exercise price per share

Options outstanding at December 31, 2001	—		—
Granted	1,000	Cdn. $	1,031.61
Expired or canceled	—		—
Exercised	—		—

Options outstanding at December 31, 2002	1,000	Cdn. $	1,031.61
Granted	—		—
Expired or canceled	1,000	Cdn. $	1,031.64
Exercised	—		—

Options outstanding at December 31, 2003	—		—

During the year ended December 31, 2002 and for the 209 day period from January 1, 2003 to July 28, 2003, U.S. $1.4 million and U.S. $5.5 million of stock-based compensation expense for the Addison stock option plan has been recognized in income from discontinued operations.

As discussed in "Note 3. Summary of significant accounting policies", certain of our employees have been granted Holdings stock options under the Holdings Plan. The following table summarizes Holdings stock option activity:

	Stock options	Weighted average exercise price per share

Options outstanding at December 31, 2003	—	—
Granted	8,801,354	$3.00
Expired or canceled	—	—
Exercised	—	—

Options outstanding at December 31, 2004	8,801,354	$3.00

Options exerciseable at December 31, 2004	—	—

All of the issued and outstanding stock options as of October 3, 2005 were purchased by EXCO as a part of the Equity Buyout transaction.

Issuance of preferred stock

EXCO was authorized to issue up to 10,000,000 shares of preferred stock, $.01 par value per share. On June 29, 2001, EXCO closed its rights offering to existing shareholders that resulted in the sale of 5,004,869 shares of 5% convertible preferred stock at $21.00 per share. EXCO raised a total of approximately $105.1 million in gross proceeds (approximately $101.2 million in net proceeds after fees and commissions), through the exercise of 4,466,869 rights and the sale of 538,000 shares of 5% convertible preferred stock by dealer managers. Old EXCO applied approximately $97.6 million of the offering proceeds to pay-off its bank loans and used the remaining proceeds for general corporate purposes. Dividends on the 5% convertible preferred stock were payable quarterly in cash and the dividend payment was approximately $1.3 million per quarter beginning September 30, 2001. Preferred stock dividends of approximately $2.7 million, $5.3 million and $2.6 million were paid during the years ended December 31, 2001 and 2002 and for the 209 day period from January 1, 2003 to July 28, 2003. Each share of 5% convertible preferred stock was converted into one share of Old EXCO's common stock on or before June 30, 2003.

In July 2003, Holdings issued 115.9 million of its Class A common stock valued at $1.50 per share to institutional investors, members of EXCO's management and key employees, and other investors in exchange for cash, shares of EXCO common stock and, in the case of certain members of management and key employees, notes receivable. Also in July 2003, Holdings issued 11.9 million shares of Class B common stock valued at $0.001 per share to members of management and key employees for cash. The shareholder agreement governing the Class A and Class B common stock provided that, upon the occurrence of certain specified events, including a change in control as occurred upon the Equity Buyout, the Class A common stock was entitled to receive the first $175.0 million upon the sale or liquidation of Holdings. Thereafter, the Class A and Class B common stock shared all proceeds on a pro-rata basis. As discussed in Note 2—"Significant transactions since January 1, 2005 (unaudited)", the Class B common stock was considered to be a "variable" plan for financial accounting purposes. As a result, we will recognize a non-cash charge of approximately $47.9 million during the fourth quarter of 2005 related to the Class B common stock.

9.     Commitments and contingencies

We lease our offices and certain equipment. Our rental expenses were approximately $500,000, $325,000, $221,000 and $565,000 for 2002, for the 209 day period from January 1, 2003 to July 28, 2003, for the 156 day period from July 29, 2003 to December 31, 2003, and for the year ended December 31, 2004, respectively. Our future minimum rental payments under operating leases with remaining noncancellable lease terms at December 31, 2004, are as follows:

(in thousands)	Amount

2005	$2,007
2006	1,880
2007	938
2008	921
2009	568
Thereafter	830

$7,144

In the ordinary course of business, we are periodically a party to lawsuits. We do not believe that any resulting liability from existing legal proceedings, individually or in the aggregate, will have a materially adverse effect on our results of operations or financial condition. However, future costs associated with legal proceedings may be material to our operating results and liquidity.

10.  Environmental regulation

Various federal, state and local laws and regulations covering discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect our operations and the costs of our oil and natural gas exploitation, development and production operations. We do not anticipate that we will be required in the foreseeable future to expend amounts material in relation to the financial statements taken as a whole by reason of environmental laws and regulations. Because these laws and regulations are constantly being changed, we are unable to predict the conditions and other factors, over which we do not exercise control, that may give rise to environmental liabilities affecting us.

11.  Geographic operating segment information and oil and natural gas disclosures

We have operations in only one industry segment, that being the oil and natural gas exploration and production industry; however, we are organizationally structured along geographic operating segments. We have geographic operating segments in the United States and, until February 10, 2005, in Canada. Upon the acquisition of North Coast during 2004, our geographic operating segments in the United States were EXCO and North Coast. The following tables provide our geographic operating segment data.

The following table presents total capitalized costs of proved and unproved properties, accumulated depreciation, depletion and amortization related to oil and natural gas production, and total assets:

(in thousands)	EXCO	North Coast	Total

As of December 31, 2002:
Oil and natural gas properties, including proved and unproved leasehold	$165,058	$—	$165,058
Accumulated depreciation, depletion and amortization	(56,581)	—	(56,581)

Oil and natural gas properties, net	$108,477	$—	$108,477

Total assets	$130,829	$—	$130,829

As of December 31, 2003:
Oil and natural gas properties, including proved and unproved leasehold	$189,969	$—	$189,969
Accumulated depreciation, depletion and amortization	(5,253)	—	(5,253)

Oil and natural gas properties, net	$184,716	$—	$184,716

Total assets	$227,949	$—	$227,949

As of December 31, 2004:
Oil and natural gas properties, including proved and unproved leasehold	$206,356	$266,801	$473,157
Accumulated depreciation, depletion and amortization	(18,689)	(13,018)	(31,707)

Oil and natural gas properties, net	$187,667	$253,783	$441,450

Total assets	$241,061	$299,258	$540,319

As of September 30, 2005:
Oil and natural gas properties, including proved and unproved leasehold	$210,865	$365,729	$576,594
Accumulated depreciation, depletion and amortization	(29,314)	(24,753)	(54,067)

Oil and natural gas properties, net	$181,551	$340,976	$522,527

Total assets	$463,904	$446,615	$910,519

The results of operations from our oil and natural gas producing activities, excluding information relating to Addison, are as follows:

(in thousands)	For the year ended December 31, 2002	For the 209 day period from January 1, 2003 to July 28, 2003	For the 156 day period from July 29, 2003 to December 31, 2003

Oil and natural gas sales	$34,287	$22,403	$21,767
Commodity price risk management activities	—	—	(10,800)
Other income (loss)	6,599	(1,129)	(141)

	40,886	21,274	10,826

Production costs	19,018	11,380	7,331
Depreciation, depletion and amortization	9,031	5,125	5,413
Accretion of discount on asset retirement obligations	—	320	205
General and administrative	6,777	11,347	3,874
Interest	1,191	1,058	1,921
Impairment of marketable securities	1,136	—	—

	37,153	29,230	18,744

Income (loss) before income taxes, discontinued operations and cumulative effect of change in accounting principle	3,733	(7,956)	(7,918)
Income tax benefit(1)	(2,671)	(181)	(7,764)

Income (loss) before income taxes and cumulative effect of change in accounting principle	$6,404	$(7,775)	$(154)

(1)
Includes an income tax benefit of $4,941 related to changes in Canadian tax rates.

(in thousands)	EXCO	North Coast	Total United States

Year ended December 31, 2004:
Oil and natural gas sales	$67,003	$74,990	$141,993
Commodity price risk management activities	(18,055)	(32,288)	(50,343)
Other income	445	739	1,184

	49,393	43,441	92,834

Production costs	16,893	11,363	28,256
Depreciation, depletion and amortization	13,941	14,578	28,519
Accretion expense	425	375	800
General and administrative	11,604	3,862	15,466
Interest	30,434	4,136	34,570

	73,297	34,314	107,611

Income (loss) before income taxes and discontinued operations	(23,904)	9,127	(14,777)
Income tax expense(1)	505	4,621	5,126

Income (loss) from continuing operations	$(24,409)	$4,506	$(19,903)

Total assets at end of period	$241,061	$299,258	$540,319

Goodwill at end of period	$19,984	$—	$19,984

(1)
The income tax expense for EXCO has been reduced by an income tax benefit of $909 related to changes in Canadian tax rates.

The following tables present the results of operations for our oil and natural gas producing activities for the nine month periods ending September 30, 2004 and 2005.

(unaudited, in thousands)	EXCO	North Coast	Total United States

Nine months ended September 30, 2004:
Revenues and other income:
Oil and natural gas	$49,555	$50,565	$100,120
Commodity price risk management activities	(36,155)	(33,040)	(69,195)
Other income	463	457	920

Total revenues and other income	13,863	17,982	31,845

Costs and expenses:
Oil and natural gas production	13,002	8,119	21,121
Depreciation, depletion and amortization	10,718	10,242	20,960
Accretion of discount on asset retirement obligations	338	269	607
General and administrative	8,733	2,714	11,447
Interest	25,307	180	25,487

Total costs and expenses	58,098	21,524	79,622

Loss from continuing operations before income taxes	(44,235)	(3,542)	(47,777)
Income tax benefit(1)	(10,368)	(2,450)	(12,818)

Loss from continuing operations	$(33,867)	$(1,092)	$(34,959)

Total assets at end of period	$253,596	$250,942	$504,538

Goodwill at end of period	$19,984	$—	$19,984

(1)
The income tax benefit for EXCO has been increased by an income tax benefit of $909 related to changes in Canadian tax rates.

(unaudited, in thousands)	EXCO	North Coast	Total United States

Nine months ended September 30, 2005:
Revenues and other income:
Oil and natural gas	$54,642	$76,827	$131,469
Commodity price risk management activities	(56,704)	(120,549)	(177,253)
Interest and other income	5,784	1,263	7,047

Total revenues and other income	3,722	(42,459)	(38,737)

Costs and expenses:
Oil and natural gas production	11,329	10,650	21,979
Depreciation, depletion and amortization	11,277	13,213	24,490
Accretion of discount on asset retirement obligations	275	337	612
General and administrative	11,820	3,849	15,669
Interest	26,502	—	26,502

Total costs and expenses	61,203	28,049	89,252

Loss from continuing operations before income taxes	(57,481)	(70,508)	(127,989)
Income tax benefit	(14,249)	(39,761)	(54,010)

Loss from continuing operations	$(43,232)	$(30,747)	$(73,979)

Total assets at end of period	$463,904	$446,615	$910,519

Goodwill at end of period	$19,984	$—	$19,984

12.  Derivative financial instruments

In connection with the incurrence of debt related to our acquisition activities, our management has adopted a policy of entering into oil and natural gas derivative financial instruments to protect against commodity price fluctuations and to achieve a more predictable cash flow. SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activity," requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results from the hedged item on the income statement. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. For derivatives classified as cash flow hedges, changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of any change in the fair value of a derivative designated as a hedge is immediately recognized in earnings in our predecessor basis financial statements. Prior to July 29, 2003, all of EXCO's derivative financial instruments were designated as cash flow hedges. Beginning July 29, 2003, the date of the merger, we have not designated our derivative financial instruments as hedging instruments and, as a result, we recognize the change in the derivative's fair value currently in earnings (See "Note 3. Summary of significant accounting policies").

EXCO entered into several swap transactions during 2000 and 2001 with Enron North America Corp., an affiliate of Enron Corp. (the Enron Hedges). On December 2, 2001, Enron Corp. and other Enron related entities, including Enron North America, filed for bankruptcy under Chapter 11 of the United States Code in the United States Bankruptcy Court in the Southern District of New York. We terminated all of our hedging contracts with Enron North America, effective as of December 5, 2001. We believe that we were owed approximately $15.3 million, including settlements already due but not paid, but the exact amount of the claim was determined pursuant to the terms of the ISDA Master Agreement. We valued the Enron derivative asset at $2.8 million, which represented our estimate of the fair market value of our bankruptcy claim against Enron North America, which is shown in the accompanying consolidated balance sheet at December 31, 2003 in other assets. Our estimate of the value of our bankruptcy claim was based upon informal offers that we received from third parties attempting to purchase those claims as well as management's best estimate of the financial condition of Enron's bankruptcy estate as determined from published reports and court filings related to the bankruptcy. Our claim was sold to a third party in April 2004 for approximately $4.7 million. The difference between the $4.7 million received for the claim and the $2.8 million derivative asset was treated as a purchase price adjustment for the going private transaction. As a result, we reduced goodwill by $1.2 million and increased deferred income taxes payable by $715,000.

The following table sets forth our oil and natural gas derivatives as of December 31, 2004. The fair values at December 31, 2004 are estimated from quotes from the counterparties and represent the amount that we would expect to receive or pay to terminate the contracts at December 31, 2004. We have the right to offset amounts we expect to receive or pay among our individual counterparties. As a result, we have offset amounts for financial statement presentation purposes.

(in thousands, except prices and differentials)	Volume Mmbtus/Bbls	Weighted average strike price per Mmbtu/Bbl	Weighted average differential to NYMEX	Fair value at December 31, 2004

Natural gas:
Swaps:
2005	15,148	$5.13		$(17,011)
2006	10,403	4.82		(14,011)
2007	6,387	4.60		(7,310)
2008	2,745	4.55		(2,371)
2009	1,825	4.51		(1,110)
2010	1,825	4.51		(782)
2011	1,825	4.51		(397)
2012	1,830	4.51		(105)
2013	1,825	4.51		124

	43,813			(42,973)

Basis Protection Swaps:
2005	31		$(0.83)	3

	31			3

Floor Prices:
2005	511	4.25		30

	511			30

Total Natural Gas				(42,940)

Oil:
Swaps:
2005	328	25.65		(5,479)

	328

Total Oil				(5,479)

Total Oil and Natural Gas				$(48,419)

At December 31, 2004, the average forward NYMEX oil prices per Bbl for calendar 2005 and 2006 were $42.60 and $40.42, respectively, and the average forward NYMEX natural gas prices per Mmbtu for calendar 2005 and 2006 were $6.27 and $6.23, respectively.

Since December 31, 2004, we have closed several of our commodity price risk management contracts upon the payment of $67.6 million to our counterparties, of which $15.0 million was related to the sale of Addison. We also entered into new commodity price risk management contracts at higher prices.

The following unaudited table sets forth our oil and natural gas derivatives as of September 30, 2005. The fair values at September 30, 2005 are estimated from quotes from the counterparties and represent the amount that we would expect to receive or pay to terminate the contracts at September 30, 2005. We have the right to offset amounts we expect to receive or pay among our individual counterparties. As a result, we have offset amounts for financial statement presentation purposes.

(unaudited, in thousands, except prices and differentials)	Volume Mmbtus/Bbls	Weighted average strike price per Mmbtu/Bbl	Weighted average differential to NYMEX	Fair value at September 30, 2005

Natural gas:
Swaps:
Remainder of 2005	3,818	$7.08		$(26,187)
2006	14,418	6.93		(66,769)
2007	12,410	6.58		(37,195)
2008	9,150	7.52		(9,016)
2009	1,825	4.51		(4,973)
2010	1,825	4.51		(3,801)
2011	1,825	4.51		(3,201)
2012	1,830	4.51		(2,820)
2013	1,825	4.51		(2,508)

	48,926			(156,470)

Basis Protection Swaps:
Remainder of 2005	226		$(0.57)	547

	226			547

Floor Prices:
Remainder of 2005	267	4.25		—

	267			—

Total Natural Gas				(155,923)

Oil:
Swaps:
Remainder of 2005	55	52.84		(743)
2006	237	67.04		72
2007	201	64.99		36
2008	183	63.00		9

Total Oil	676			(626)

Total Oil and Natural Gas				$(156,549)

At September 30, 2005, the average forward NYMEX oil price per Bbl for the remainder of calendar 2005 and for 2006 was $66.62 and $66.72, respectively, and the average forward NYMEX natural gas prices per Mmbtu for the remainder of calendar 2005 and for 2006 were $14.07 and $11.46, respectively.

Oil and natural gas revenues for the year ended December 31, 2002 include a net loss of $7.7 million from the settlement of cash flow hedges. For the year ended December 31, 2002, other income included a loss of $886,000, from hedge ineffectiveness.

13.  Acquisitions and dispositions

We have accounted for acquisitions in accordance with APB No. 16, "Business Combinations" and SFAS No. 141 "Business Combinations" where applicable.

The following significant transaction closed during 2002:

DJ Basin properties acquisition

On November 1, 2002, we acquired oil and natural gas properties located in the DJ Basin in Colorado. As of October 1, 2002, estimated total Proved Reserves net to our interest included approximately 2.1 Mmbbls of oil and NGLs, and 13.5 Bcf of natural gas from 111 gross (103 net) wells. Net daily production in September 2002, was approximately 630 Bbls of oil and NGLs, and 3.7 Mmcf of natural gas. The purchase price was approximately $22.0 million cash ($21.1 million after contractual adjustments), funded with $19.7 million of bank debt from our U.S. credit agreement and $1.4 million from surplus cash.

Significant transactions that occurred during 2003

During the 209 day period from January 1, 2003 to July 28, 2003, we completed several oil and natural gas property acquisitions in the United States. The total purchase price for the acquisitions was approximately $1.8 million funded from surplus cash. During this period, we sold our interest in several oil and natural gas properties in the United States for total sales proceeds of approximately $6.1 million.

During the 156 day period from July 29, 2003 to December 31, 2003, we completed several oil and natural gas property acquisitions in the United States. The total purchase price for the acquisitions was approximately $14.4 million funded with borrowings under our Canadian credit agreement and from surplus cash. The most significant purchase during this period was the acquisition of additional interests in certain natural gas properties that we operate in the United States that we closed in October 2003. As of October 1, 2003, estimated total Proved Reserves net to our interest from these properties included approximately 19.8 Bcf of natural gas. The total purchase price for the properties was approximately $13.9 million (after contractual adjustments).

Transactions, other than the acquisition of North Coast, that occurred during 2004

During the year ended December 31, 2004, we completed six oil and natural gas property acquisitions in the United States. Estimated total Proved Reserves net to our interest from these acquisitions included approximately 0.3 Mmbbls of oil and NGLs and 52.1 Bcf of natural gas. The total purchase price for the acquisitions was approximately $88.4 million funded with borrowings under our U.S. credit agreement and from surplus cash. During 2004, since the date of the respective acquisitions, we recorded revenue of approximately $3.7 million and oil and natural gas production costs of $619,000 on these properties.

During the year ended December 31, 2004, we completed 21 sales of oil and natural gas properties in the United States. As of January 1, 2004, estimated total Proved Reserves, net to our interest from these properties included approximately 5.2 Mmbbls of oil and NGLs and 27.9 Bcf of natural gas. The total sales proceeds we received were approximately $51.9 million. During 2003, we recorded revenue of approximately $16.3 million and oil and natural gas production costs of $6.9 million on these properties. During 2004, we recorded revenue of approximately $12.1 million and oil and natural gas production costs of $4.6 million on these properties through the date of their respective disposition.

Transactions, other than the sale of Addison, that occurred during the nine months ended September 30, 2005 (unaudited)

During the nine months ended September 30, 2005, we completed seven oil and natural gas property acquisitions. Estimated total Proved Reserves net to our interest from the acquisitions included approximately 0.1 Mmbbls of oil and 59.8 Bcf of natural gas. The total purchase price for the acquisitions was approximately $102.3 million, funded with borrowings under our U.S. credit agreement and from surplus cash. In addition, we acquired a small natural gas gathering system for $700,000 as part of one of the acquisitions.

During the nine months ended September 30, 2005, we completed seven sales of oil and natural gas properties. As of January 1, 2005, estimated total Proved Reserves net to our interest from these properties included approximately 0.3 Mmbbls of oil and NGLs and 18.4 Bcf of natural gas. The total sales proceeds we received were approximately $45.4 million. During the nine months ended September 30, 2004, we recorded revenue of approximately $5.0 million and oil and natural gas production costs of approximately $913,000 on these properties. During the nine months ended September 30, 2005, we recorded revenues of approximately $3.7 million and oil and natural gas production costs of approximately $1.2 million on these properties through the date of their respective dispositions.

Pro forma financial information has not been provided because management believes the acquisitions, other than North Coast, and dispositions were not material.

14.  Bonus retention program

In connection with the Merger, Holdings established a bonus retention program to provide an incentive for the employee stockholders of Holdings to remain employed with the company and its subsidiaries. The program provided for equal quarterly payments to the employee stockholders totaling $1.8 million on an annual basis. The first payments under the program were made on October 29, 2003. During the 156 day period from July 29, 2003 to December 31, 2003, and for the year ended December 31, 2004, we have included approximately $600,000 and $1.4 million, respectively, in general and administrative expense and $167,000 and $400,000, respectively, in income from operations of discontinued operations related to this program. For the unaudited nine month periods ended September 30, 2004 and 2005, we have included approximately $1.0 million and $1.0 million, respectively, in general and administrative expense and $300,000 and $1.0 million, respectively, in income from operations of discontinued operations related to this program.

The payments to employee stockholders was to continue for four years unless the employee stockholder voluntarily terminated employment or was dismissed for cause, at which time the payments would cease. On February 10, 2005, in conjunction with the sale of Addison, the Addison employee bonus retention plan was terminated and all bonus retention amounts payable thereunder, aggregating approximately $1.0 million, were accelerated and paid in full pursuant to the terms of the plan and has been reflected in loss from operations of discontinued operations in the unaudited consolidated statement of operations for the nine month period ended September 30, 2005.

The Equity Buyout on October 3, 2005 constituted a change of control as defined in the agreement. As a result, the employee bonus retention plan was terminated and all bonus retention amounts payable thereunder, aggregating approximately $2.8 million, were accelerated and paid in full pursuant to the terms of the plan. Of this amount, approximately $240,000 will be reflected in our consolidated statement of operations during the three month period ended September 30, 2005 with the remaining $2.6 million to be reflected in our consolidated statement of operations during October 2005.

15.  Concentration of credit risk

During 2004, sales of natural gas to an industrial customer accounted for 10.6% of our total oil and natural gas revenues. If we were to lose any one of our oil and natural gas purchasers, the loss could temporarily cease or delay production and sale of our oil and natural gas in that particular purchaser's service area. If we were to lose a purchaser, we believe we could identify a substitute purchaser.

During 2003, sales of oil to Plains All American, Inc. and affiliates and sales of natural gas to Western Gas Resources, Inc., Duke Energy Field Services, Inc., and Oneok Gas Marketing, Inc. accounted for 18.5%, 14.4%, 12.2% and 11.5%, respectively, of our total oil and natural gas revenues.

During 2002, sales of oil to Plains All American, Inc. and affiliates and to EOTT Energy accounted for 19.1% and 11.8%, respectively, of our total oil and natural gas revenues.

16.  Related party transactions

We have chartered for company business a jet aircraft from a company owned by Douglas H. Miller, our chairman and chief executive officer. During the year ended December 31, 2002 and for the 209 day period from January 1, 2003 to July 28, 2003, we did not charter any aircraft services from Mr. Miller's company. During the 156 day period from July 29, 2003 to December 31, 2003, and for the year ended December 31, 2004, we paid Mr. Miller's company approximately $100,000 and $484,000, respectively, for the use of the jet aircraft. During the year ended December 31, 2004, we were reimbursed a total of $93,000 of the charter fees by the underwriters of our senior notes offering.

17.  Supplemental information relating to oil and natural gas producing activities—continuing operations (unaudited)

Presented below are costs incurred in oil and natural gas property acquisition, exploration and development activities (excluding all amounts related to Addison, our former Canadian subsidiary):

(in thousands, except per unit amounts)

2002:
Proved property acquisition costs	$23,049
Development costs	10,554
Depreciation, depletion and amortization per Boe	$4.32
Depreciation, depletion and amortization per Mcfe	$0.72
For the 209 day period from January 1, 2003 to July 29, 2003:
Proved property acquisition costs	$1,474
Development costs	2,622
Capitalized asset retirement costs	36
Depreciation, depletion and amortization per Boe	$4.16
Depreciation, depletion and amortization per Mcfe	$0.69
For the 156 day period from July 29, 2003 to December 31, 2003:
Proved property acquisition costs	$14,183
Development costs	6,326
Capitalized asset retirement costs	48
Depreciation, depletion and amortization per Boe	$6.45
Depreciation, depletion and amortization per Mcfe	$1.07
2004:
Proved property acquisition costs	$285,811
Unproved property acquisition costs	17,669

Total property acquisition costs(1)	303,480
Development and exploration costs	36,742
Capitalized asset retirement costs	8,463
Depreciation, depletion and amortization per Boe	$7.42
Depreciation, depletion and amortization per Mcfe	$1.24

(1)
Includes $192,035 that was allocated to proved oil and natural gas properties and $7,258 to unproved properties in the North Coast purchase price allocation.

We retain independent engineering firms to provide annual year-end estimates of our future net recoverable oil, natural gas and NGL reserves. The estimated proved net recoverable reserves we show below include only those quantities that we expect to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved Developed Reserves represent only those reserves that we may recover through existing wells. Proved Undeveloped Reserves include those reserves that we may recover from new wells on undrilled acreage or from existing wells on which we must make a relatively major expenditure for recompletion or secondary recovery operations.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of our oil and natural gas properties. Estimates of fair value should also consider probable reserves, anticipated future oil and natural gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is subjective and imprecise. All amounts related to Addison, our former Canadian subsidiary, have been excluded from the information contained in this note.

Estimated quantities of proved reserves

(in thousands)	Oil (Bbls)	Natural gas (Mcf)	NGLs (Bbls)	Mcfe(1)

December 31, 2001	11,053	110,256	787	181,296
Purchase of reserves in place	1,781	18,844	—	29,530
New discoveries and extensions	339	7,774	105	10,438
Revisions of previous estimates	502	12,777	299	17,583
Production	(869)	(6,878)	(74)	(12,536)
Sales of reserves in place	(525)	(1,175)	(20)	(4,445)

December 31, 2002	12,281	141,598	1,097	221,866
Purchase of reserves in place	153	22,133	45	23,321
New discoveries and extensions	528	5,810	—	8,978
Revisions of previous estimates	(93)	(2,164)	(205)	(3,952)
Production	(755)	(7,551)	(59)	(12,435)
Sales of reserves in place	(1,624)	(3,764)	(51)	(13,814)

December 31, 2003	10,490	156,062	827	223,964
Purchase of reserves in place	1,651	229,837	—	239,743
New discoveries and extensions	537	21,109	18	24,439
Revisions of previous estimates	(381)	432	39	(1,620)
Production	(638)	(18,860)	(60)	(23,048)
Sales of reserves in place	(4,426)	(27,469)	(613)	(57,703)

December 31, 2004	7,233	361,111	211	405,775

Estimated quantities of proved developed reserves

(in thousands)	Oil (Bbls)	Natural gas (Mcf)	NGLs (Bbls)	Mcfe(1)

December 31, 2002	9,067	115,222	985	175,534
December 31, 2003	7,750	123,897	724	174,741
December 31, 2004	6,022	318,044	211	355,442

(1)
Mcfe-One thousand cubic feet equivalent calculated by converting one Bbl of oil or NGLs to six Mcf of natural gas.

Standardized measure of discounted future net cash flows

We have summarized the Standardized Measure related to our proved oil, natural gas, and NGL reserves. We have based the following summary on a valuation of Proved Reserves using discounted cash flows based on year-end prices, costs and economic conditions and a 10% discount rate. The additions to Proved Reserves from the purchase of reserves in place, and new discoveries and extensions could vary significantly from year to year; additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant. Accordingly, you should not view the information presented below as an estimate of the fair value of our oil and natural gas properties, nor should you consider the information indicative of any trends.

(in thousands)

Year ended December 31, 2002:
Future cash inflows	$997,524
Future production and development costs	375,879
Future income taxes	294,387

Future net cash flows	327,258
Discount of future net cash flows at 10% per annum	174,335

Standardized measure of discounted future net cash flows	$152,923

Year ended December 31, 2003:
Future cash inflows	$1,214,803
Future production, development and abandonment costs	413,968
Future income taxes	254,719

Future net cash flows	546,116
Discount of future net cash flows at 10% per annum	312,031

Standardized measure of discounted future net cash flows	$234,085

Year ended December 31, 2004:
Future cash inflows	$2,573,281
Future production, development and abandonment costs	792,906
Future income taxes	582,480

Future net cash flows	1,197,895
Discount of future net cash flows at 10% per annum	724,505

Standardized measure of discounted future net cash flows	$473,390

During recent years, prices paid for oil and natural gas have fluctuated significantly. The NYMEX spot prices at December 31, 2002, 2003 and 2004 used in the above table, were $31.20, $32.52 and $43.45 per Bbl of oil, respectively, and $4.79, $6.19 and $6.15 per Mmbtu of natural gas, respectively, in each case adjusted for historical differentials between NYMEX and local prices.

Changes in standardized measure

The following are the principal sources of change in the Standardized Measure:

(in thousands)

Year ended December 31, 2002:
Sales and transfers of oil and natural gas produced, net of production costs	$(22,971)
Net changes in prices and production costs	90,164
Extensions and discoveries, net of future development and production costs	23,415
Development costs during the period	7,063
Changes in estimated future development costs	2,979
Revisions of previous quantity estimates	25,806
Sales of reserves in place	(1,705)
Purchase of reserves in place	29,228
Accretion of discount before income taxes	28,384
Net change in income taxes	(112,525)

Net change	$69,838

Year ended December 31, 2003:
Sales and transfers of oil and natural gas produced, net of production costs	$(39,032)
Net changes in prices and production costs	77,635
Extensions and discoveries, net of future development and production costs	11,126
Development costs during the period	8,669
Changes in estimated future development costs	(6,025)
Revisions of previous quantity estimates	(8,673)
Sales of reserves in place	(19,806)
Purchase of reserves in place	25,619
Accretion of discount before income taxes	28,384
Changes in timing, foreign currency translation and other	(16,982)
Net change in income taxes	20,247

Net change	$81,162

Year ended December 31, 2004:
Sales and transfers of oil and natural gas produced, net of production costs	$(114,116)
Net changes in prices and production costs	68,474
Extensions and discoveries, net of future development and production costs	34,433
Development costs during the period	36,793
Changes in estimated future development costs	17,798
Revisions of previous quantity estimates	(23,751)
Sales of reserves in place	(81,485)
Purchase of reserves in place	320,788
Accretion of discount before income taxes	56,033
Changes in timing, foreign currency translation and other	(42,019)
Net change in income taxes	(33,643)

Net change	$239,305

18.  Supplemental information relating to oil and natural gas producing activities—discontinued operations (unaudited)

Presented below are costs incurred in oil and natural gas property acquisition, exploration and development activities of our discontinued operations, which relate to Addison, our former Canadian subsidiary:

(in thousands, except per unit amounts)

2002:
Property acquisition costs	$32,783
Development costs	15,468
Depreciation, depletion and amortization per Boe	$5.09
Depreciation, depletion and amortization per Mcfe	$0.85
For the 209 day period from January 1, 2003 to July 29, 2003:
Property acquisition costs	$10,837
Development costs	14,705
Capitalized asset retirement costs	203
Depreciation, depletion and amortization per Boe	$5.10
Depreciation, depletion and amortization per Mcfe	$0.85
For the 156 day period from July 29, 2003 to December 31, 2003:
Property acquisition costs	$4,954
Development costs	17,486
Capitalized asset retirement costs	980
Depreciation, depletion and amortization per Boe	$6.99
Depreciation, depletion and amortization per Mcfe	$1.17
2004:
Property acquisition costs	$43,178
Development and exploration costs	33,258
Capitalized asset retirement costs	2,388
Depreciation, depletion and amortization per Boe	$6.86
Depreciation, depletion and amortization per Mcfe	$1.14

We retained independent engineering firms for 2002 and 2003 and used our internal engineers for 2004 to provide annual year-end estimates of our future net recoverable oil, natural gas and NGL reserves. The estimated proved net recoverable reserves we show below include only those quantities that we expect to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Proved Developed Reserves represent only those reserves that we may recover through existing wells. Proved Undeveloped Reserves include those reserves that we may recover from new wells on undrilled acreage or from existing wells on which we must make a relatively major expenditure for recompletion or secondary recovery operations.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of our oil and natural gas properties. Estimates of fair value should also consider probable reserves, anticipated future oil and natural gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is subjective and imprecise.

Estimated quantities of proved reserves—discontinued operations

(in thousands)	Oil (Bbls)	Natural gas (Mcf)	NGLs (Bbls)	Mcfe(1)

December 31, 2001	3,800	73,404	2,829	113,178
Purchase of reserves in place	1,201	25,839	1,002	39,057
New discoveries and extensions	323	17,867	643	23,663
Revisions of previous estimates	829	(2,850)	(238)	696
Production	(399)	(6,565)	(242)	(10,411)
Sales of reserves in place	—	—	—	—

December 31, 2002	5,754	107,695	3,994	166,183
Purchase of reserves in place	115	9,563	354	12,377
New discoveries and extensions	724	21,459	973	31,641
Revisions of previous estimates	641	(3,965)	1,985	11,791
Production	(448)	(8,360)	(332)	(13,040)
Sales of reserves in place	—	—	—	—

December 31, 2003	6,786	126,392	6,974	208,952
Purchase of reserves in place	1,378	17,105	455	28,103
New discoveries and extensions	656	19,570	1,130	30,286
Revisions of previous estimates	1,068	14,450	1,586	30,374
Production	(549)	(10,345)	(643)	(17,497)
Sales of reserves in place	—	—	—	—

December 31, 2004	9,339	167,172	9,502	280,218

Estimated quantities of proved developed reserves—discontinued operations

(in thousands)	Oil (Bbls)	Natural gas (Mcf)	NGLs (Bbls)	Mcfe(1)

December 31, 2002	5,425	92,512	3,432	145,654
December 31, 2003	6,529	117,030	6,377	194,466
December 31, 2004	8,825	155,012	9,250	263,462

(1)
Mcfe-One thousand cubic feet equivalent calculated by converting one Bbl of oil or NGLs to six Mcf of natural gas.

Standardized measure of discounted future net cash flows—discontinued operations

We have summarized the Standardized Measure related to Addison's proved oil, natural gas, and NGL reserves. We have based the following summary on a valuation of Proved Reserves using discounted cash flows based on year-end prices, costs and economic conditions and a 10% discount rate. The additions to Proved Reserves from the purchase of reserves in place, and new discoveries and extensions could vary significantly from year to year; additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant. Accordingly, you should not view the information presented below as an estimate of the fair value of our oil and natural gas properties, nor should you consider the information indicative of any trends.

(in thousands)

Year ended December 31, 2002:
Future cash inflows	$683,969
Future production and development costs	223,372
Future income taxes	175,700

Future net cash flows	284,897
Discount of future net cash flows at 10% per annum	127,480

Standardized measure of discounted future net cash flows	$157,417

Year ended December 31, 2003:
Future cash inflows	$953,165
Future production, development and abandonment costs	364,305
Future income taxes	165,069

Future net cash flows	423,791
Discount of future net cash flows at 10% per annum	204,772

Standardized measure of discounted future net cash flows	$219,019

Year ended December 31, 2004:
Future cash inflows	$1,525,346
Future production, development and abandonment costs	502,980
Future income taxes	295,697

Future net cash flows	726,669
Discount of future net cash flows at 10% per annum	366,833

Standardized measure of discounted future net cash flows	$359,836

During recent years, prices paid for oil and natural gas have fluctuated significantly. The NYMEX spot prices at December 31, 2002, 2003 and 2004 used in the above table, were $31.20, $32.52 and $43.45 per Bbl of oil, respectively, and $4.79, $6.19 and $6.15 per Mmbtu of natural gas, respectively, in each case adjusted for historical differentials between NYMEX and local prices.

Changes in standardized measure—discontinued operations

The following are the principal sources of change in the Standardized Measure:

(in thousands)

Year ended December 31, 2002:
Sales and transfers of oil and natural gas produced, net of production costs	$(21,954)
Net changes in prices and production costs	31,336
Extensions and discoveries, net of future development and production costs	35,888
Development costs during the period	16,121
Changes in estimated future development costs	24,281
Revisions of previous quantity estimates	981
Sales of reserves in place	—
Purchase of reserves in place	50,908
Accretion of discount before income taxes	24,595
Net change in income taxes	(65,183)

Net change	$96,973

Year ended December 31, 2003:
Sales and transfers of oil and natural gas produced, net of production costs	$(47,773)
Net changes in prices and production costs	(7,053)
Extensions and discoveries, net of future development and production costs	47,518
Development costs during the period	25,478
Changes in estimated future development costs	(16,614)
Revisions of previous quantity estimates	18,054
Sales of reserves in place	—
Purchase of reserves in place	21,509
Accretion of discount before income taxes	24,595
Changes in timing, foreign currency translation and other	(28,329)
Net change in income taxes	24,217

Net change	$61,602

Year ended December 31, 2004:
Sales and transfers of oil and natural gas produced, net of production costs	$(74,160)
Net changes in prices and production costs	79,167
Extensions and discoveries, net of future development and production costs	55,950
Development costs during the period	33,258
Changes in estimated future development costs	(20,516)
Revisions of previous quantity estimates	56,311
Sales of reserves in place	—
Purchase of reserves in place	61,904
Accretion of discount before income taxes	30,119
Changes in timing, foreign currency translation and other	(31,253)
Net change in income taxes	(49,963)

Net change	$140,817

19.  Parent company stand alone financials

The following balance sheets and statements of operations and cash flow are presented on a parent company stand alone basis.

EXCO Holdings Inc.

Balance sheets-parent company only

(in thousands, except per share amounts)	December 31, 2003	December 31, 2004	September 30, 2005

			(unaudited)
Assets:
Current assets-prepaid expenses	$72	$29	$55
Investment in EXCO Resources, Inc	176,223	182,384	230,515
Receivable from EXCO Resources, Inc	—	105	313

Total assets	$176,295	$182,518	$230,883

Liabilities and shareholders' equity:
Current liabilities	$—	$—	$—
Payable to EXCO Resources, Inc	46	—	—
Commitments and contingencies	—	—	—
Stockholders' equity:
Class A common stock, $.001 par value: Authorized shares-129,962,986 Issued and outstanding shares-115,946,667 at December 31, 2003 and 2004 and at September 30, 2005	116	116	116
Additional paid-in capital	173,804	173,804	173,804
Class B common stock, $.001 par value: Authorized shares-12,962,968 Issued and outstanding shares-11,925,925 at December 31, 2003 and 2004 and at September 30, 2005	12	12	12
Notes receivable from stockholders	(1,829)	(1,573)	(1,262)
Retained earnings	4,146	10,159	58,213

Total stockholders' equity	176,249	182,518	230,883

Total liabilities and stockholders' equity	$176,295	$182,518	$230,883

EXCO Holdings Inc.

Statements of operations-parent company only

	For the 156 day period from July 29, 2003 to December 31, 2003		Nine months ended September 30,
		Year ended December 31, 2004
(unaudited, in thousands)			2004	2005

Income:
Equity in earnings (loss) of subsidiary	$4,177	$6,161	$(17,400)	$48,131
Interest income	20	43	33	22

Total income	4,197	6,204	(17,367)	48,153

Expenses:
General and administrative	51	191	172	99

Total expenses	51	191	172	99

Income (loss) before income taxes	4,146	6,013	(17,539)	48,054
Income tax expense	—	—	—	—

Net income (loss)	$4,146	$6,013	$(17,539)	$48,054

EXCO Holdings Inc.

Statements of cash flows-parent company only

	For the 156 day period from July 29, 2003 to December 31, 2003		Nine months ended September 30,
		Year ended December 31, 2004
(unaudited, in thousands)			2004	2005

Operating activities:
Net income (loss)	$4,146	$6,013	$(17,539)	$48,054
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in earnings (loss) of subsidiary	(4,177)	(6,161)	17,400	(48,131)
Effect of changes in prepaid insurance	(194)	43	31	(26)

Net cash provided by operating activities	(225)	(105)	(108)	(103)

Investing activities:
Acquisition of EXCO Resources, Inc., less cash acquired	(197,146)	—	—	—
Advances/investments with affiliates	(1,949)	(151)	(80)	(209)

Net cash used in investing activities	(199,095)	(151)	(80)	(209)

Financing activities:
Proceeds from long-term debt	53,612	—	—	—
Proceeds from issuance of Class A and Class B common shares	147,537	—	—	—
Advances to employees for purchase of Class A common shares	(1,886)	—	—	—
Payments of principal and interest on employee notes	57	256	188	312

Net cash provided by financing activities	199,320	256	188	312

Net increase (decrease) in cash	—	—	—	—
Cash at beginning of period	—	—	—	—

Cash at end of period	$—	$—	$—	$—

Independent auditor's report

To the Board of Directors and Shareholders
TXOK Acquisition, Inc.:

We have audited the accompanying consolidated balance sheets of ONEOK Energy Resources Company and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, shareholder's equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ONEOK Energy Resources Company and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes A and G to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003.

/s/ KPMG LLP

Tulsa, Oklahoma
October 30, 2005

ONEOK Energy Resources Company and Subsidiaries
Consolidated statements of income

	Years Ended December 31,
				Nine Months Ended Sept. 30, 2004	269 Days Ended Sept. 26, 2005
(in thousands)	2002	2003	2004

				(Unaudited)	(Unaudited)
Revenues and other income:

Natural gas and oil	$33,268	$42,401	$97,833	$71,612	$89,587
Gathering and other revenue	107	949	4,845	3,495	3,313
Other income	51	36	131	220	623

Total revenues and other income	33,426	43,386	102,809	75,327	93,523

Costs and expenses:
Oil and natural gas production	5,734	8,215	19,079	14,215	17,068
Depreciation, depletion, and amortization	13,662	11,450	25,719	18,588	21,591
Accretion of discount on asset retirement obligation	—	220	364	267	310
General and administrative	2,779	7,997	10,043	7,460	7,051
Other expense	229	26	71	—	—
Interest expense	9,518	5,838	9,163	6,637	8,730

Total costs and expenses	31,922	33,746	64,439	47,167	54,750

Income before Income Taxes	1,504	9,640	38,370	28,160	38,773
Income taxes	582	3,965	14,727	10,712	14,734

Income before cumulative effect of changes in accounting principles, net of tax	922	5,675	23,643	17,448	24,039
Cumulative effect of changes in accounting principles, net of tax	—	117	—	—	—

Net income	$922	$5,792	$23,643	$17,448	$24,039

See accompanying Notes to Consolidated Financial Statements.

ONEOK Energy Resources Company and Subsidiaries
Consolidated balance sheets

(in thousands)	December 31, 2003	December 31, 2004

Assets
Current assets
Trade accounts and notes receivable, net	$7,028	$19,564
Materials and supplies	595	877
Deferred income taxes	211	1,592
Oil and natural gas derivatives	5,874	1,891
Other current assets	364	323

Total current assets	14,072	24,247

Property, plant and equipment
Oil and gas properties, successful efforts method of accounting:
Producing properties	387,801	434,707
Nonproducing properties	461	618
Gathering properties	15,250	17,218
Furniture and fixtures	2,977	3,071
Land and buildings	—	350

Total property, plant and equipment	406,489	455,964
Accumulated depreciation, depletion and amortization	63,853	87,935

Net property, plant and equipment	342,636	368,029
Deferred charges and other assets
Other	1,166	1,885

Total deferred charges and other assets	1,166	1,885

Total assets	$357,874	$394,161

Liabilities and shareholders' equity
current liabilities
Accounts payable	$631	$18,914
Accounts payable to related parties	1,689	4,212
Oil and natural gas derivatives	6,414	6,007
Accrued liabilities	1,097	3,495

Total current liabilities	9,831	32,628

Due to parent	261,648	234,935
Deferred credits and other liabilities
Deferred income taxes	26,567	42,839
Other deferred credits	7,124	9,546

Total deferred credits and other liabilities	33,691	52,385

Total liabilities	305,170	319,948

Commitments and contingencies
shareholder's equity
Common stock, $0.01 par value:
authorized, issued and outstanding 1,000 shares at December 31, 2003 and 2004 and June 30, 2005	1	1
Paid in capital	46,379	46,379
Accumulated other comprehensive loss	(390)	(2,524)
Retained earnings	6,714	30,357

Total shareholder's equity	52,704	74,213

Total liabilities and shareholder's equity	$357,874	$394,161

See accompanying Notes to Consolidated Financial Statements.

ONEOK Energy Resources Company and Subsidiaries
Consolidated statements of cash flows

	Year Ended December 31,
				Nine Months Ended Sept. 30, 2004	269 Days Ended Sept. 26, 2005
(in thousands)	2002	2003	2004

				(Unaudited)	(Unaudited)
Operating activities
Net income	$922	$5,792	$23,643	$17,448	$24,039
Depreciation, depletion, and amortization	13,841	11,848	26,051	18,819	21,813
Gain on sale of assets	138	—	349	(253)	—
Deferred income taxes	356	6,912	16,234	11,818	19,426
Changes in assets and liabilities (net of acquisition effects):
Accounts and notes receivable	(9,477)	12,586	(14,226)	(12,177)	(1,860)
Inventories	(193)	45	(282)	(377)	210
Accounts payable	(2,891)	(2,981)	22,632	23,285	38
Oil and natural gas derivatives	2,619	824	—	6,973	—
Other assets and liabilities	(426)	(200)	3,376	(594)	(5,125)

Cash provided by operating activities	4,889	34,826	77,777	64,942	58,541

Investing activities
Acquisitions	(2,899)	(238,646)	—	—	—
Capital expenditures	(17,810)	(19,028)	(51,064)	(37,608)	(44,433)

Cash used in investing activities	(20,709)	(257,674)	(51,064)	(37,608)	(44,433)

Financing activities
Increase (decrease) in due from parent	15,820	222,848	(26,713)	(27,334)	(14,108)

Cash provided by (used in) financing activities	15,820	222,848	(26,713)	(27,334)	(14,108)

Change in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents at beginning of period	—	—	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—	$—	$—

See accompanying Notes to Consolidated Financial Statements.

ONEOK Energy Resources Company and Subsidiaries
Consolidated statements of shareholder's equity and comprehensive income

(in thousands)	Common Stock Issued	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total

	(Shares)
January 1, 2002 (see Note A—basis of presentation)	1,000	$1	$46,379	$—	$—	$46,380
Net income	—	—	—	—	922	922
Other comprehensive loss	—	—	—	—	—	—

Total comprehensive income	—	—	—	—	—	922

December 31, 2002	1,000	1	46,379	—	922	47,302
Net income	—	—	—	—	5,792	5,792
Other comprehensive loss	—	—	—	(390)	—	(390)

Total comprehensive income	—	—	—	—	—	5,402

December 31, 2003	1,000	1	46,379	(390)	6,714	52,704
Net income	—	—	—	—	23,643	23,643
Other comprehensive loss	—	—	—	(2,134)	—	(2,134)

Total comprehensive income	—	—	—	—	—	21,509

December 31, 2004	1,000	1	46,379	(2,524)	30,357	74,213
Net income	—	—	—	—	24,039	24,039
Other comprehensive loss	—	—	—	(12,373)	—	(12,373)

Total comprehensive income	—	—	—	—	—	11,666

Recapitalization by Parent	—	—	87,723	—	—	87,723

September 26, 2005 (unaudited)	1,000	$1	$134,102	$(14,897)	$54,396	$173,602

See accompanying Notes to Consolidated Financial Statements.

Notes to consolidated financial statements

(A)  Summary of accounting policies

Basis of Presentation—ONEOK Energy Resources Company (the "Company") is a wholly-owned subsidiary of ONEOK, Inc. (ONEOK or the "Parent"), and is engaged in the ownership, control and production of natural gas and oil and related assets located in Oklahoma and Texas. We were formed in January 2003 in connection with the sale of approximately 70% of the natural gas and oil reserves of the Production segment of ONEOK. In connection with that transaction, ONEOK transferred its remaining natural gas and oil reserves located in Oklahoma (the ONEOK legacy reserves) to us. This transaction was a common control transaction and, accordingly, was accounted for in a manner similar to a pooling of interests.

In December 2003, we acquired certain natural gas and oil properties and related flow lines located in Texas from a partnership owned by Wagner and Brown Ltd. (the Texas properties) as more fully described in Note B. Our consolidated statements prior to the acquisition of the Texas properties include solely the results of operations for the ONEOK legacy properties as if our formation occurred on January 1, 2002.

Our accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments that, in our opinion, are necessary for a fair presentation of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

On September 16, 2005, TXOK Acquisition, Inc. (TXOK), a Delaware corporation, agreed to acquire all of our issued and outstanding shares of common stock. The acquisition closed on September 27, 2005. The purchase price paid at closing, based upon adjustments as of that date, was $642.9 million. Effective upon the closing, we became a wholly-owned subsidiary of TXOK. Our unaudited results of operations from January 1, 2005 through September 26, 2005 (the 269 day period) are included herein.

Critical accounting policies

The following is a summary of our most critical accounting policies, which are defined as those policies most important to the portrayal of our financial condition and results of operations and requiring management's most difficult, subjective, or complex judgment, particularly because of the need to make estimates concerning the impact of inherently uncertain matters.

Oil and gas derivatives—We engage in wholesale risk management activities. We account for derivative instruments utilized in connection with these activities under the fair value basis of accounting in accordance with the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133), as amended.

Under Statement 133, entities are required to record derivative instruments at fair value. The fair value of derivative instruments is determined by commodity exchange prices and over-the-counter quotes. Market value changes result in a change in the fair value of our derivative instruments. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. If the derivative instrument does not qualify or is not designated as part of a hedging relationship, we account for changes in fair value of the derivative in earnings as they occur. Commodity price volatility may have a significant impact on the gain or loss in any given period.

To minimize the risk of fluctuations in natural gas and crude oil prices, we periodically enter into futures transactions and swaps in order to hedge anticipated sales of natural gas and crude oil production. Under certain conditions, we designate these derivative instruments as a hedge of exposure to changes in cash flows. For hedges of exposure to changes in cash flow, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and is subsequently reclassified into earnings when the forecasted transaction affects earnings. Any ineffectiveness of designated hedges is reported in earnings.

See Note C for more discussion of derivatives and risk management activities.

Impairment of long-lived assets—We assess our long-lived assets for impairment based on Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement 144). A long-lived asset is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may exceed its fair value. Fair values are based on the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the assets.

We assess developed properties on an individual field basis for impairment on at least an annual basis. For developed properties, the review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. As a result of such assessment, we recorded no impairment provision attributable to producing properties for the years ended December 30, 2002, 2003, and 2004.

For undeveloped properties, the need for an impairment reserve is based on our plans for future development and other activities impacting the life of the property and our ability to recover our investment. When we believe the costs of the undeveloped property are no longer recoverable, an impairment charge is recorded based on the estimated fair value of the property. As a result of such assessment, we recorded no impairment provision attributable to undeveloped properties for the years ended December 30 2002, 2003 and 2004.

Estimate of proved reserves—Proved reserves are estimated annually, both internally and by an independent reserve engineer, Ralph E. Davis Associates. This estimate was prepared in accordance with SEC guidelines and is a function of:

  •
  The quality and quantity of available data,

  •
  The interpretation of that data,

  •
  The accuracy of various mandated economic assumptions and

  •
  The judgment of the persons preparing the estimate.

Because these estimates depend on many assumptions, all of which may substantially differ from actual results, reserve estimates may be different from the quantities of oil and natural gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify material revisions to the estimate.

Proved reserves materially impact depletion expense. If the proved reserves decline, then the rate at which we record depletion expense increases, reducing net income. A decline in the estimate of proved reserves may result from lower market prices, and a decline may make it uneconomical to drill or produce from higher cost fields. In addition, a decline in proved reserves may impact the outcome of our assessment of our oil and natural gas properties for impairment.

Significant accounting policies

Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including ONEOK Energy Resources Holdings, L.L.C. All significant intercompany accounts and transactions have been eliminated in consolidation.

Production property—We use the successful-efforts method to account for costs incurred in the acquisition and development of natural gas and oil reserves. Costs to acquire mineral interests in proved reserves and to drill and equip development wells are capitalized. Geological and geophysical costs and costs to drill exploratory wells which do not find proved reserves are expensed. Unproved oil and gas properties, which are individually significant, are periodically assessed for impairment. The remaining unproved oil and gas properties are aggregated and amortized based upon remaining lease terms and exploratory and developmental drilling experience. Depreciation and depletion are calculated using the unit-of-production method based upon periodic estimates of proved gas and oil reserves.

Other property—Gathering and all other properties are stated at cost and are depreciated using the straight-line method over the estimated useful life.

Revenue recognition and gas imbalances—We use the sales method of accounting for natural gas and oil revenues. Under the sales method, revenues are recognized based on actual volumes of natural gas and oil sold to purchasers, regardless of whether the sales are proportionate to our ownership in the property. A liability is recorded when our excess takes of natural gas volumes exceed our estimated remaining recoverable reserves. At December 31, 2003 and 2004 and September 30, 2005, we have recorded liabilities of $211 thousand, $429 thousand and $393 thousand, respectively, for those wells for which there were insufficient reserves to retire the imbalance.

Overhead reimbursement—We classify fees from overhead charges billed to working interest owners, including ourselves, as a reduction of general and administrative expenses.

Income taxes—Income taxes are accounted for using the liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. We are included in the consolidated state and federal income tax returns of ONEOK and, accordingly, current taxes payable are allocated based on ONEOK's effective rate. Our income tax liabilities and provisions have been calculated on a stand-alone basis. All taxes payable or receivable are due to or from ONEOK and have been included in Due to Parent in the accompanying consolidated balance sheets.

Asset retirement obligations—On January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (Statement 143). Statement 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset.

Statement 143 requires that we recognize the fair value of a liability for an asset retirement obligation in the period when it is incurred if a reasonable estimate of the fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for an amount other than the carrying amount of the liability, we will recognize a gain or loss on settlement.

(B)   Acquisitions

In December 2003, we acquired approximately $240 million of natural gas and oil properties and related flow lines located in Texas from a partnership owned by Wagner & Brown, Ltd. of Midland, Texas. The purchase price was allocated approximately $224.7 million to oil and natural gas properties and $15.3 million to gathering properties. The results of operations for these assets have been included in our consolidated financial statements since that date. The acquisition included approximately 318 wells, 271 of which we operate, and 177.2 Bcfe (unaudited) of estimated proved natural gas and oil reserves as of the September 1, 2003 effective date, with additional unproved natural gas reserve potential. Net production from these properties was approximately 26,000 Mcfe per day as of the date of the acquisition.

(C)   Oil and natural gas derivatives and fair value of financial instruments

Risk policy and oversight—Market risks are monitored by ONEOK's risk control group that operates independently from the operating segments that create or actively manage our commodity risk exposures. The risk control group ensures compliance with ONEOK's risk management policies. We enter into derivative contracts with a ONEOK affiliate; the affiliate in turn enters into an opposing position with a third party. The terms and conditions of the derivative held with the affiliate match that of the derivative held with the third party.

ONEOK controls the scope of risk management operations through a comprehensive set of policies and procedures involving senior levels of ONEOK's management. The audit committee of ONEOK's Board of Directors has oversight responsibilities for risk management limits and policies. ONEOK's risk oversight committee, comprised of corporate and business segment officers, oversees all activities related to risk management activities. Key risk control activities include credit review and approval, credit and performance risk measurement and monitoring, validation of transactions, portfolio valuation, VAR and other risk metrics.

To the extent open commodity positions exist, fluctuating commodity prices can impact our financial results and financial position, either favorably or unfavorably. As a result, we cannot predict with precision the impact risk management decisions may have on our business, operating results or financial position.

Accounting treatment—We account for derivative instruments and hedging activities in accordance with Statement 133. Under Statement 133, we are required to record all derivative instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. For hedges of exposure to changes in cash flow, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and is subsequently reclassified into earnings when the forecasted transaction affects earnings.

As required by Statement 133, we formally document all relationships between hedging instruments and hedged items, as well as risk management objectives, strategies for undertaking various hedge transactions and methods for assessing and testing correlation and hedge ineffectiveness. We specifically identify the forecasted transaction that has been designated as the hedged item. We assess the effectiveness of hedging relationships, both at the inception of the hedge and on an ongoing basis. Gains and losses on derivatives are included in natural gas and oil revenues in the accompanying consolidated statements of income.

Ineffectiveness related to cash flow hedges was approximately $184 thousand and $497 thousand in 2003 and 2004, respectively. There was no ineffectiveness for the year ended December 31, 2002, the nine months ended September 30, 2004 or the 269 days ended September 26, 2005.

Fair value of financial instruments—The fair value of our oil and natural gas derivatives is summarized in the table below:

(in thousands)	December 31, 2003	December 31, 2004	September 26, 2005

			(unaudited)
Oil and natural gas derivatives assets	$5,874	$1,891	$6,428
Oil and natural gas derivatives liabilities	(6,414)	(6,007)	(30,846)

Fair value of financial instruments	$(540)	$(4,116)	$(24,418)

Fair value estimates consider the market in which the transactions are executed. We utilize third party references for pricing points from NYMEX and third party over-the-counter brokers to establish commodity pricing and volatility curves. We believe the reported transactions from these sources are the most reflective of current market prices. Fair values are subject to change based on valuation factors. The fair value estimate also considers the risk of nonperformance based on credit considerations of the counterparty.

The fair value of accounts receivable and accounts payable approximate the book value due to the short-term nature of these instruments.

(D)  Comprehensive income

The table below gives an overview of comprehensive income for the periods indicated.

	Year ended December 31,
			Nine Months Ended September 30, 2004	269 Days Ended September 26, 2005
(in thousands)	2003	2004

			(Unaudited)	(Unaudited)
Net income	$5,792	$23,643	$17,448	$24,039
Unrealized losses on derivative income	(4,582)	(16,497)	(24,867)	(30,511)
Realized losses in net income	3,945	13,019	6,985	10,210

Other comprehensive income (loss) before taxes	(637)	(3,478)	(17,882)	(20,301)
Income tax (expense) benefit on other comprehensive income (loss)	247	1,344	6,983	7,928

Other comprehensive income (loss)	(390)	(2,134)	(10,899)	(12,373)

Comprehensive income	$5,402	$21,509	$6,549	$11,666

Accumulated other comprehensive loss at December 31, 2003 and 2004 and June 30, 2005, includes unrealized gains and losses on derivative instruments.

(E)   Commitments and contingencies

From time to time, we may be a party to other litigation matters and claims, which are normal in the course of our operations. While the results of litigation and claims cannot be predicted with certainty, we believe the final outcome of such matters will not have a material adverse effect on our consolidated results of operations, financial position, or liquidity.

(F)   Income taxes

The following table sets forth our provisions for income taxes for the periods indicated.

	Year ended December 31,
(in thousands)	2002	2003	2004

Current income taxes
Federal	$226	$(2,873)	$(1,507)
Deferred income taxes
Federal	304	5,924	$14,175
State	52	914	2,059

Total deferred income taxes	356	6,838	16,234

Total provision for income taxes before cumulative effect	582	3,965	14,727

Total provision for income taxes for the cumulative effect of a change in accounting principle		74	—

Total provision for income taxes	$582	$4,039	$14,727

The following table is a reconciliation of our provision for income taxes for the periods indicated.

	Year ended December 31,
(in thousands)	2002	2003	2004

Pretax income from continuing operations	$1,504	$9,640	$38,370
Federal statutory income tax rate	35%	35%	35%

Provision for federal income taxes	526	3,374	13,430
State income taxes, net of federal tax benefit	56	594	1,339
Other, net	—	(3)	(42)

Income tax expense	$582	$3,965	$14,727

The following table sets forth the tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities for the periods indicated.

	Year ended December 31,
(in thousands)	2003	2004

Deferred tax assets
Employee benefits & other accrued liabilities	$270	$266
Oil and natural gas derivatives	211	1,592
Other	4	14

Total deferred tax assets	485	1,872
Deferred tax liabilities
Excess of tax over book depreciation and depletion	26,710	43,066
Other	131	53

Total deferred tax liabilities	26,841	43,119

Net deferred tax liabilities	$26,356	$41,247

(G)  Asset retirement obligations

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. We adopted SFAS 143 on January 1, 2003, and accordingly, recorded an increase in production plant in service of $4.3 million, net of a reduction in accumulated depreciation, depletion and amortization of $1 million including an adjustment to salvage values, a liability for asset retirement obligations of $4.2 million and a cumulative effect of change in accounting principle of $117 thousand, net of taxes.

The following table sets forth the changes in the liability for asset retirement obligations for the periods presented.

	Year ended December 31,
			269 Days ended September 26, 2005
(in thousands)	2003	2004

			(Unaudited)
Beginning balance	$—	$6,416	$7,470
Accrual of initial obligation	4,190	—	—
Liabilities incurred during period	2,049	774	859
Accretion	220	364	310
Settlement of obligations	(43)	(84)	(50)

Ending balance	$6,416	$7,470	$8,589

If the Company had adopted SFAS 143 on January 1, 2002, the accrual of initial obligation would have been $3.8 million on that date. Net income before the cumulative effect of the change in accounting principle would have been $896 thousand for the year ended December 31, 2002.

(H)  Supplemental cash flow

The following table sets forth supplemental information relative to our cash flow for the periods indicated.

	Year ended December 31,
				269 Days ended September 26, 2005
(in thousands)	2002	2003	2004

				(Unaudited)
Cash paid during the year
Interest (including amounts capitalized)	$9,518	$5,838	$9,163	$8,730
Noncash transactions
Cumulative effect of change in accounting principle—Adoption of Statement 143	$—	$117	$—	$—
Recapitalization by parent	$—	$—	$—	$87,723

(I)    Related party transactions

ONEOK and its subsidiaries ("affiliates") provide a variety of services to the Company, including cash management and financing services, employee benefits provided through ONEOK's benefit plans, administrative services provided by ONEOK employees and management, insurance and office space leased in ONEOK's headquarters building and other field locations. Where costs are specifically incurred on behalf of an affiliate, the costs are billed directly to the affiliate by ONEOK. In other situations, the costs are allocated to the affiliates through a variety of methods, depending upon the nature of the expense and the activities of the affiliates. For example, a benefit which applies equally to all employees is allocated based upon the number of employees in each affiliate. On the other hand, an expense benefiting the consolidated company but having no direct basis for allocation is allocated by the Distrigas method, a method using a combination of gross plant and investment, operating income and labor expense. All costs directly charged or allocated to the Company by affiliates are included in the consolidated statements of income and all such operating costs have been allocated by ONEOK to its affiliates.

Our cash management function, including cash receipts and disbursements, is performed by ONEOK. These cash receipts and disbursements are included in long-term debt due to parent reflected in our consolidated balance sheets. The net amount payable to ONEOK was approximately $269.2 million and $241.5 million at December 31, 2003 and 2004, respectively, and $185.0 million at September 26, 2005, as reflected in our consolidated balance sheets. Amounts payable to ONEOK have no stated maturity date or interest rate. As of December 31, 2003 and 2004, ONEOK represented that the balance due to parent would not be called within a twelve month period. As a result, the amount classified as due to parent has been classified as a non- current liability in the accompanying consolidated balance sheets. The interest rate is calculated periodically based upon ONEOK's cost of capital. Interest charges from ONEOK were $9.5 million, $5.6 million and $8.8 million for 2002, 2003 and 2004, respectively, and $6.6 million and $8.7 million for the nine months ended September 30, 2004 and for the

269 days ended September 26, 2005, respectively, as reflected in our consolidated statements of income.

Effective January 1, 2005, Parent recapitalized our debt and equity structure to more closely reflect the current ONEOK structure. As a result, approximately $87 million of our Due to Parent was transferred to our equity. All of our price risk management contracts are with a ONEOK affiliate (see Note C).

ONEOK has a defined benefit pension plan covering most employees and all such pension costs have been allocated by ONEOK to its affiliates. The assets and liabilities related to this plan are not being transferred to TXOK Acquisition, Inc. and, accordingly, are not reflected in the accompanying consolidated balance sheets. The amount of net periodic benefit income under the ONEOK plan allocated to us was $244 thousand, $318 thousand, and $148 thousand for 2002, 2003 and 2004, respectively. For the nine months ended September 30, 2004, net periodic benefit income was $100 thousand and for the 269 days ended September 26, 2005, net periodic benefit cost was $72 thousand. These amounts are included in employee benefits in the table below.

We also sell natural gas to ONEOK affiliates. Natural gas sales to affiliates are on the same basis as sales to unaffiliated parties. The following table sets forth the transactions with related parties for the periods shown.

	Year ended December 31,
				Nine Months Ended September 30, 2004	269 Days Ended September 26, 2005
(in thousands)	2002	2003	2004

				(unaudited)
Revenue
Sales of natural gas	$2,456	$3,130	$4,243	$3,178	$3,037
Expense
Employee benefits	110	658	1,040	790	889
Administrative and general expenses	2,255	2,223	5,357	3,984	3,753
Interest expense	9,518	5,838	9,163	6,637	8,730

Total expense	$11,883	$8,719	$15,560	$11,411	$13,372

The increased expenses charged by ONEOK in 2004 reflect a full year of operating the Texas properties acquired in December 2003.

(J)    Oil and gas producing activities

The following table sets forth our historical cost information relating to our production operations for the periods indicated.

	Year ended December 31,
(in thousands)	2002	2003	2004

Capitalized costs at end of year
Unproved properties	$409	$461	$618
Gathering system	—	15,250	17,569
Proved properties(1)	140,829	387,801	434,706
Other	2,936	2,977	3,071

Total capitalized costs	144,174	406,489	455,964
Accumulated depreciation, depletion and amortization	58,383	63,853	87,935

Net capitalized costs	$85,791	$342,636	$368,029

Costs incurred during the year
Property acquisition costs (unproved)	$326	$212	$236
Development costs	$15,336	$18,472	$52,666
Purchase of minerals in place	$2,899	$240,512	$—

(1)
Proved properties includes $5.8 million and $5.1 million for asset retirement obligations capitalized as additional costs per Statement 143 at December 31, 2004 and 2003, respectively.

The following table sets forth the results of our oil and gas producing operations, including gathering revenues, for the periods indicated. The results exclude general office overhead and interest expense attributable to oil and gas production.

	Year ended December 31,
(in thousands)	2002	2003	2004

Net revenues
Sales to unaffiliated customers	$30,919	$40,490	$98,435
Gas sold to affiliates	2,456	2,860	4,243

Net revenues from production	33,375	43,350	102,678

Production costs	5,734	8,215	19,079
Depreciation, depletion and amortization	13,349	11,078	25,385
Income taxes	5,664	8,660	21,963

Total expenses	24,747	27,953	66,427

Results of operations from producing activities	$8,628	$15,397	$36,251

(K)   Supplemental oil and gas reserve information (unaudited)

The volumes of reserves shown are estimates, which, by their nature, are subject to later revision. We estimate the reserves utilizing all available geological and reservoir data as well as production performance data. These estimates are reviewed annually both internally and by an independent reserve engineer, Ralph E. Davis Associates, and revised, either upward or downward, as warranted by additional performance data. See the discussion of estimate of proved reserves in Note A.

The following table sets forth estimates of our proved oil and gas reserves, net of royalty interests and changes herein, for the periods indicated.

	Oil (MBbls)	Gas (MMcf)

December 31, 2001	2,394	67,582
Revisions in prior estimates	(399)	(9,242)
Extensions, discoveries and other additions	690	9,910
Purchases of minerals in place	49	869
Sales of minerals in place	—	(1)
Production	(273)	(7,370)

December 31, 2002	2,461	61,748
Revisions in prior estimates	(720)	(3,832)
Extensions, discoveries and other additions	337	12,926
Purchases of minerals in place	2,314	157,763
Sales of minerals in place	—	—
Production	(265)	(7,486)

December 31, 2003	4,127	221,119
Revisions in prior estimates	(289)	(21,633)
Extensions, discoveries and other additions	573	20,440
Sales of minerals in place	—	(2)
Production	(344)	(16,647)

December 31, 2004	4,067	203,277

Proved developed reserves
December 31, 2002	1,521	40,230
December 31, 2003	2,070	132,451
December 31, 2004	2,457	130,250

(L)   Standardized measure of future net cash flows (unaudited)

The following table sets forth estimates of the standard measure of discounted future cash flows from proved reserves of oil and natural gas for the periods indicated.

	Year ended December 31,
(in thousands)	2002	2003	2004

Future cash inflows	$365,637	$1,453,999	$1,348,023
Future production costs	70,574	269,779	273,329
Future development costs	20,934	94,579	81,939
Future income taxes	93,415	298,229	243,138

Future net cash flows	180,714	791,412	749,617
10 percent annual discount for estimated timing of cash flows	77,736	400,407	389,751

Standardized measure of discounted future net cash flows relating to oil and gas reserves	$102,978	$391,005	$359,866

Future cash inflows are computed by applying year-end prices (averaging $42.63 per barrel of oil, adjusted for transportation and other charges, and $5.75 per Mcf of gas at December 31, 2004) to the year-end quantities of proved reserves. As of December 31, 2004, a portion of 2005 proved developed gas production has been hedged. The effects of these hedges are not reflected in the computation of future cash flows above. If the effects of the hedges had been included, the future cash inflows would have decreased by approximately $4.1 million for 2004.

These estimated future cash flows are reduced by estimated future development and production costs based on year-end cost levels, assuming continuation of existing economic conditions, and by estimated future income tax expense. The tax expense is calculated by applying the current year-end statutory tax rates to pretax net cash flows (net of tax depreciation, depletion and lease amortization allowances) applicable to oil and gas production.

The following table sets forth the changes in standardized measure of discounted future net cash flow relating to proved oil and gas reserves for the periods indicated.

	Year ended December 31,
(in thousands)	2002	2003	2004

Beginning of period	$55,853	$102,978	$391,005
Changes resulting from:
Sales of gas and oil produced, net of production costs	(26,199)	(34,631)	(81,537)
Net changes in price, development, and production costs	62,196	7,086	(36,566)
Development costs incurred	15,336	18,472	52,666
Extensions, discoveries, additions, and improved recovery, less related costs	31,759	61,718	27,869
Purchases of minerals in place	2,899	363,367	—
Sales of minerals in place	(1)	—	—
Revisions of previous quantity estimates	(23,291)	(14,796)	(65,644)
Accretion of discount	7,749	19,512	41,609
Net change in income taxes	(31,583)	(94,646)	26,299
Other, net	8,260	(38,055)	4,165

End of period	$102,978	$391,005	$359,866

TXOK Acquisition, Inc.
Condensed consolidated balance sheet

(In thousands, except share data)	September 30, 2005

(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$18,698
Accounts receivable	33,391
Accounts receivable—EXCO Holdings II, Inc.	650
Income tax receivable	770
Deferred income taxes	9,080
Materials and supplies	667
Other	150

Total current assets	63,406

Oil and natural gas properties (full cost accounting method):
Unproved oil and natural gas properties	59,053
Proved developed and undeveloped oil and natural gas properties	550,205
Accumulated depreciation, depletion and amortization	(623)

Oil and natural gas properties, net	608,635

Gas gathering, office and field equipment, net	19,468
Deferred income taxes	5,104
Goodwill	18,865
Deferred financing costs, net	16,648

Total assets	$732,126

Liabilities and stockholder's equity
Current liabilities:
Accounts payable and accrued liabilities	$7,113
Accrued interest payable	497
Revenues and royalties payable	18,332
Notes payable—related parties	20,000
Embedded derivative	14,400
Oil and natural gas derivatives	24,754

Total current liabilities	85,096

Long-term debt	508,750
Asset retirement obligations and other long-term liabilities	5,912
Oil and natural gas derivatives	619
Commitments and contingencies	—

Total liabilities	600,377

Preferred stock, $.001 par value: Authorized shares—200,000;
Issued and outstanding shares—150,000 at September 30, 2005	150,247
Stockholder's equity:
Class A common stock, $.001 par value: Authorized shares—350,000;
Issued and outstanding shares—none at September 30, 2005	—
Class B common stock, $.001 par value: Authorized shares—50,000;
Issued and outstanding shares—1 at September 30, 2005	—
Additional paid-in capital	1
Accumulated deficit	(18,499)

Total stockholder's equity	(18,498)

Total liabilities and stockholder's equity	$732,126

See accompanying notes.

TXOK Acquisition, Inc.
Condensed consolidated statement of operations

(Unaudited, in thousands)	For the Period from September 16, 2005 (date of inception) to September 30, 2005

Revenues and other income:
Oil and natural gas	$2,146
Commodity price risk management activities	(361)
Interest and other income	85

Total revenues and other income	1,870

Costs and expenses:
Oil and natural gas production	293
Depreciation, depletion and amortization	644
Accretion of discount on asset retirement obligations	5
Investment advisory fees	4,870
General and administrative	96
Interest	542

Total costs and expenses	6,450

Loss before income taxes	(4,580)
Income tax benefit	(728)

Net loss	(3,852)
Preferred stock dividends and accretion	(14,647)

Loss on common stock	$(18,499)

See accompanying notes.

TXOK Acquisition, Inc.
Condensed consolidated statement of cash flows

(Unaudited, in thousands)	For the Period from September 16, 2005 (date of inception) to September 30, 2005

Operating activities:
Net income (loss)	$(3,852)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	644
Accretion of discount on asset retirement obligations	5
Non-cash change in fair value of derivatives	(131)
Deferred income taxes	42
Amortization of deferred financing costs	45
Effect of changes in:
Accounts receivable	(2,749)
Other current assets	—
Accounts payable and other current liabilities	5,566

Net cash provided by (used in) operating activities	(430)

Investing activities:
Acquisition of ONEOK Energy Resources Company	(643,085)

Net cash provided by (used in) investing activities	(643,085)

Financing activities:
Proceeds from long-term debt	508,750
Proceeds from note payable	20,000
Proceeds from issuance of preferred stock	135,600
Proceeds from embedded derivative	14,400
Proceeds from issuance of common stock	1
Deferred financing costs	(16,538)

Net cash provided by (used in) financing activities	662,213

Net increase in cash	18,698
Cash at beginning of period	—

Cash at end of period	$18,698

Supplemental cash flow information:
Interest paid	$—
Income taxes paid	$—
Accretion of preferred stock	$14,400

See accompanying notes.

TXOK Acquisition, Inc.

Condensed consolidated statement of stockholders' equity

	Class A Common Stock		Class B Common Stock
(Unaudited, in thousands, except share amounts)					Additional paid-in capital
						Accumulated Deficit	Total Stockholders' Equity
	Shares	$	Shares	$

Balance as of September 16, 2005	—	$—	—	$—	$—	$—	$—
Issuance of common stock	—	—	1	—	1	—	1
Accretion of preferred stock redemption value	—	—	—	—	—	(14,400)	(14,400)
Preferred stock dividends	—	—	—	—	—	(247)	(247)
Net loss	—	—	—	—	—	(3,852)	(3,852)

Balance as of September 30, 2005	—	$—	1	$—	$1	$(18,499)	$(18,498)

See accompanying notes.

TXOK Acquisition, Inc.
Notes to condensed consolidated financial statements

1.     Formation of TXOK Acquisition, Inc. and the ONEOK Energy acquisition

On September 16, 2005, TXOK Acquisition, Inc., a Delaware corporation (TXOK), was formed through a $1,000 cash contribution from EXCO Holdings II, Inc. (Holdings II) to acquire one share of our Class B common stock. TXOK was formed to acquire (i) all of the issued and outstanding common stock of ONEOK Energy Resources Company and (ii) all of the outstanding membership interests in ONEOK Energy Resources Holdings, L.L.C. (collectively, ONEOK Energy). TXOK had no significant operations prior to its acquisition of ONEOK Energy. ONEOK Energy was wholly-owned by ONEOK, Inc. (ONEOK), a Tulsa-based public utility company. Following the ONEOK Energy acquisition, our operations consist primarily of the acquisition and development of interests in producing oil and natural gas properties located in the continental United States. We also act as the operator of some of these properties and receive overhead reimbursement fees as a result.

The ONEOK Energy acquisition closed on September 27, 2005. The purchase price paid at closing, based upon adjustments as of that date, was $642.9 million. We have recorded $8.1 million as an account receivable at September 30, 2005 for additional contractual adjustments to be received from ONEOK. TXOK funded the ONEOK Energy acquisition with (1) $20 million in private debt financing, $15 million of which was provided by Mr. Boone Pickens, one of Holdings II directors; (ii) the issuance of $150.0 million of preferred stock to BP EXCO Holdings, LP, an entity controlled by Mr. Pickens; (iii) a credit facility, with an initial borrowing base of $325.0 million, of which approximately $308.8 million was drawn at the closing of the ONEOK Energy acquisition; and (iv) a second lien term loan of $200.0 million. (See Note 4, "Long-term debt" for additional information concerning the credit facility and the second lien term loan and Note 5, "Preferred stock and embedded derivative" for additional information concerning the preferred stock.) On October 7, 2005, we repaid the $20.0 million in private debt financing from the proceeds of an additional $20.0 million equity investment in shares of Class B common stock by Holdings II.

The total purchase price for the ONEOK Energy acquisition was $642.9 million ($634.8 million after certain contractual adjustments) representing the purchase of all outstanding equity interest and liabilities assumed. The ONEOK Energy acquisition was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." Accordingly, TXOK's historical financial statements reflect the allocation of the purchase price to the underlying assets and liabilities based upon their estimated fair values. For tax purposes we received a step up in the tax basis to

$648.4 million for the oil and natural gas properties acquired. This purchase price has been allocated as follows (in thousands):

Purchase price calculations:
Payments for outstanding equity interests	$634,626
Transaction related costs	199

Total acquisition costs	$634,825

Allocation of purchase price:
Proved developed and undeveloped oil and natural gas properties	$550,205
Unproved oil and natural gas properties	59,053
Gas gathering assets, office and field equipment, net	19,489
Goodwill	18,865
Deferred income taxes	14,226
Other current assets	24,621
Accounts payable and accrued expenses	(20,222)
Asset retirement obligations	(5,907)
Oil and natural gas derivatives	(25,505)

Total allocation	$634,825

The following table reflecting the pro forma results of operations for the nine months ended September 30, 2005 has been derived from our unaudited consolidated statement of operations for the period from September 16, 2005 (date of inception) to September 30, 2005 and ONEOK Energy's unaudited consolidated financial statement of operations for the period from January 1 to September 26, 2005. The pro forma results of operations give effect to the following events as if each occurred on January 1, 2005.

  •
  Our acquisition of ONEOK Energy for a purchase price of approximately $634.8 million. The ONEOK Energy acquisition was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." Accordingly, TXOK's historical financial statements reflect the allocation of the purchase price to the underlying assets and liabilities based upon their estimated fair values. For tax purposes we received a step up in the tax basis to $648.4 million for the oil and natural gas properties acquired.

  •
  The issuance of $150.0 million in preferred stock.

  •
  The proceeds of $308.8 million in borrowings under the credit facility.

  •
  The proceeds of $200.0 million in borrowings under the second lien term loan.

  •
  The proceeds of $20.0 million in private debt financing.

  •
  The payment of $16.7 million in fees and expenses associated with the credit facility and the term loan.

  •
  The payment of our related fees and expenses.

Nine months ended September 30, 2005
(Unaudited, in thousands)
Revenues and other income	$95,393
Net loss	$(7,802)

The pro forma information presented herein does not purport to be indicative of the financial position or results of operations that would have actually occurred had the events discussed above occurred on the dates indicated or which may occur in the future.

2.     Summary of significant accounting policies

Principles of consolidation

The accompanying consolidated balance sheet as of September 30, 2005 and the results of operations and cash flows for the period from September 16, 2005 (date of inception) to September 30, 2005 are for TXOK and its wholly-owned subsidiaries.

All inter-company transactions have been eliminated. The results of operations for the interim period are not necessarily indicative of the results we expect for the full year.

Management estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses during the reporting period. The most significant estimates pertain to proved oil and natural gas reserve volumes, the fair value of assets and liabilities used in purchase accounting, future development, dismantlement and abandonment costs, valuation of deferred tax assets, estimates relating to certain oil and natural gas revenues and expenses and the fair market value of derivatives and equity securities. Actual results may differ from management's estimates.

Cash equivalents

We consider all highly liquid investments with maturities of three months or less when purchased, to be cash equivalents.

Concentration of credit risk and accounts receivable

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash, trade receivables and our derivative financial instruments. We place our cash with high credit quality financial institutions. We sell oil and natural gas to various customers. In addition, we participate with other parties in the drilling, completion and operation of oil and natural gas wells. The majority of our accounts receivable are due from either purchasers of oil or natural gas or participants in oil and natural gas wells for which we serve as the operator. Generally, operators of oil and natural gas properties have the right to offset future revenues against unpaid charges related to operated wells. Oil and natural gas sales are generally unsecured. We place our derivative financial instruments with financial institutions and other firms that we believe have high credit ratings. For a discussion of the credit risks associated with our commodity price risk management activities, please see "Note 7. Oil and natural gas derivatives."

Derivative financial instruments

We engage in commodity price risk management activities to protect against commodity price fluctuations and in connection with the incurrence of debt. Our objective in entering into these commodity price risk management transactions is to manage price fluctuations and achieve a more predictable cash flow for our development and acquisition activities. These derivatives are not held for trading purposes.

Currently, we do not designate derivative transactions as hedges for accounting purposes; accordingly, all derivatives are recorded at fair value in our consolidated balance sheet and changes in the fair value of derivative financial instruments are recognized currently in our consolidated statement of operations. We do designate derivative financial instruments as hedges for income tax purposes.

Oil and natural gas properties

The oil and natural gas properties acquired in the ONEOK Energy acquisition have been recorded at estimated fair value. Subsequently, all oil and natural gas properties will be recorded at cost using the full cost method of accounting. Under the full cost method, all costs associated with the acquisition, exploration or development of oil and natural gas properties are capitalized as part of the full cost pool. Capitalized costs are limited to the aggregate of the after-tax present value of future net revenues plus the lower of cost or fair market value of unproved properties. The full cost pool is comprised of lease and well equipment and exploration and development costs incurred, plus intangible acquired proved leaseholds.

Unproved oil and natural gas properties are excluded from the calculation of depreciation, depletion and amortization until it is determined whether or not Proved Reserves can be assigned to such properties. At September 30, 2005, the $59.1 million in unproved oil and natural gas properties resulted from the allocation of the estimated fair value of undeveloped acreage and possible and probable reserves. We assess our unproved oil and natural gas properties for impairment on a quarterly basis.

Depreciation, depletion and amortization of evaluated oil and natural gas properties is calculated using the unit-of-production method based on total proved reserves, as determined by us and as audited by an independent petroleum engineering firm.

Sales, dispositions and other oil and natural gas property retirements are accounted for as adjustments to the full cost pool, with no recognition of gain or loss unless the disposition would significantly alter the amortization rate.

At the end of each quarterly period, the unamortized cost of proved oil and natural gas properties, net of related deferred income taxes, is limited to the sum of the estimated future net revenues from proved properties using current period-end prices discounted at 10%, adjusted for related income tax effects (ceiling test).

The calculation of the ceiling test is based upon estimates of Proved Reserves. There are numerous uncertainties inherent in estimating quantities of Proved Reserves, in projecting the future rates of production and in the timing of development activities. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered.

Gas gathering, office and field equipment

Gas gathering, office and field equipment are capitalized at cost and depreciated on a straight line basis over their estimated useful lives. These useful lives range from 20 years for gas gathering systems and from 3 to 10 years for office and field equipment.

Goodwill

The ONEOK Energy acquisition purchase price allocation resulted in $18.9 million of goodwill (see "Note 1. Formation of TXOK Acquisition, Inc. and the ONEOK Energy Acquisition"). None of the goodwill is deductible for income tax purposes. Furthermore, in accordance with SFAS No. 142, "Goodwill and Intangible Assets", goodwill is not amortized, but is tested for impairment on an annual basis, or more frequently as impairment indicators arise. Impairment tests, which involve the use of estimates related to the fair market value of the business operations with which goodwill is associated, will be performed at the end of our fourth quarter. Losses, if any, resulting from impairment tests will be reflected in operating income in the statement of operations.

Environmental costs

Environmental costs that relate to current operations are expensed as incurred. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that those costs will be incurred and can be reasonably estimated based upon evaluations of currently available facts related to each site.

Asset retirement obligations

The following is a reconciliation of our asset retirement obligations as of September 30, 2005 (in thousands of dollars):

For the period from September 16, 2005 (date of inception) to September 30, 2005
Asset retirement obligation at beginning of period	$—
Activity from September 16 to September 30:
ONEOK Energy acquisition	5,907
Accretion of discount	5

Asset retirement obligation as of September 30	$5,912

We have no assets that are legally restricted for purposes of settling asset retirement obligations.

Revenue recognition and gas imbalances

We use the sales method of accounting for oil and natural gas revenues. Under the sales method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers. Gas imbalances at September 30, 2005 were not significant. There was no liability recorded at September 30, 2005.

Capitalization of internal costs

We capitalize as part of our proved developed oil and natural gas properties a portion of salaries paid to employees who are directly involved in the acquisition and exploitation of oil and natural gas properties. During the period from September 16, 2005 (date of inception) to September 30, 2005, there were no internal costs capitalized.

Overhead reimbursement fees

We have classified fees from overhead charges billed to working interest owners, including ourselves, as a reduction of general and administrative expenses in the accompanying statements of operations. Our share of these charges, which are classified as oil and natural gas production costs, were not significant during the period from September 16, 2005 (date of inception) to September 30, 2005.

Income taxes

Income taxes are accounted for using the liability method under which deferred income taxes are recognized for the future tax effects of temporary differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using the enacted statutory tax rates in effect at year-end. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

Stock options

Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment," was issued December 16, 2004 and is a revision of SFAS No. 123. SFAS No. 123(R) supersedes Accounting Principles Board (APB) 25 and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) will require all share-based payments to employees, including grants of employee stock options, to be recognized in our consolidated statements of operations based on their estimated values as the services are performed. The pro forma disclosure allowed by APB 25 is no longer an alternative.

On October 5, 2005, a total of 411,650 stock options to purchase shares of Holdings II common stock were granted to EXCO Resources, Inc. (Resources) employees who have been assigned to TXOK, of which 102,913 are currently exercisable. The exercise price for each option is $7.50 per share. The options expire on October 5, 2015. Pursuant to the option award, 25% are immediately vested with an additional 25% vesting occurring on each of the next three anniversaries of the date of the grant. We will adopt the provisions of SFAS No. 123(R) upon the granting of these stock options. We have not yet completed our evaluation of the impact that the adoption of SFAS No. 123(R) will have on our results of operations for the fourth quarter of 2005 or on subsequent periods.

3.     Basis of presentation

We have prepared the accompanying unaudited interim financial statements pursuant to the rules and regulations of the Securities and Exchange Commission.

4.     Long-term debt

  Credit facility

The credit facility is a $500.9 million revolving credit facility, subject to a semi-annually determined borrowing base. The initial borrowing base is $325.0 million, of which approximately $308.8 million has been drawn in connection with the closing of the ONEOK Energy acquisition. The credit facility matures on September 27, 2009 and is secured by a first priority lien and security interest in our oil and natural gas properties as well as the capital stock of our subsidiaries. The credit facility is guaranteed by all of our existing and future direct or indirect material domestic subsidiaries. At our election, the credit facility bears interest at a fluctuating rate of interest which is a variable margin in excess of reference rates based on either the prime rate or the London InterBank Offered Rate (LIBOR). The margin increases with the borrowing base usage under the TXOK credit facility. At September 30, 2005, the interest rate on our borrowings under the credit facility was 6.625%, which was based upon a one-month LIBOR rate of 3.875% and an applicable margin of 2.750%.

The credit facility financial covenants include, among other covenants, the following:

  •
  maintain a ratio of our consolidated current assets to consolidated current liabilities (as defined in the credit agreement) of at least 1.0 to 1.0 at the end of any fiscal quarter.

  •
  not permit our consolidated funded debt to consolidated earnings before interest, taxes, depreciation, depletion, amortization and exploration expense (EBITDAX) (as defined in the credit agreement) to be greater than (i) 3.75 to 1.00 at December 31, 2005 and (ii) 3.50 to 1.00 at the end of each fiscal quarter thereafter.

  •
  not permit our ratio of consolidated EBITDAX to consolidated interest expense (as defined in the credit agreement) to be less than 2.5 to 1.0 at the end of any fiscal quarter.

  Term loan

The term loan is a $200.0 million second lien term loan and the initial proceeds of $200.0 million were used to help fund the ONEOK Energy acquisition. The term loan matures on September 27, 2010 and is secured by a perfected second lien on all assets securing the credit facility. The term loan is guaranteed by all of our existing and future direct or indirect material domestic subsidiaries and is callable at 101% of the principal amount until September 27, 2006 and at par thereafter. The term loan bears interest at a rate of interest which is either 3.5% in excess of a fluctuating reference rate of interest based on the prime rate or 4.5% in excess of a fluctuating reference rate of interest based on LIBOR. At September 30, 2005, the interest rate on our borrowings under the term loan was 8.375%, which was based upon a one-month LIBOR rate of 3.875% and an applicable margin of 4.500%.

The term loan financial covenants include, among other covenants, the following:

  •
  not permit our consolidated funded debt to consolidated EBITDAX (as defined in the credit agreement) to be greater than (i) 4.25 to 1.00 at December 31, 2005 and (ii) 4.00 to 1.00 at the end of each fiscal quarter thereafter.

  •
  not permit our ratio of consolidated EBITDAX to consolidated interest expense (as defined in the credit agreement) to be less than 2.5 to 1.0 at the end of any fiscal quarter.

  •
  maintain a ratio of the PV10 of our Proved Reserves to consolidated funded debt of at least (i) 1.25 to 1.00 beginning March 1, 2006 and (ii) 1.50 to 1.00 beginning March 1, 2007. For these purposes, PV10 of Proved Reserves shall be calculated using NYMEX prices as quoted on the calculation date with adjustments for commodity price risk management contracts.

At September 30, 2005, the estimated fair value of our long-term debt under the credit facility and the estimated fair value of the long-term debt under the term loan was equal to the carrying values of $308.8 million and $200.0 million, respectively.

Dividend restrictions.    We have not paid any cash dividends on our common or preferred stock. In addition, the provisions of our credit facility and term loan currently prohibit us from paying cash dividends on our common or preferred stock. Even if the provisions of our credit facility and term loan permitted us to pay cash dividends, we can make those payments only from our surplus (the excess of the fair value of our total assets over the sum of our liabilities plus our total paid-in share capital). In addition, we can pay cash dividends only if after paying those dividends we would be able to pay our liabilities as they become due. The provisions of our credit facility and term loan do allow for the declaration and payment of dividends on our common and preferred stock solely in additional shares of such stock. Further, the credit facility and term loan does provide for the redemption of the preferred stock on or within five days of the initial public offering discussed in "Note 5. Preferred stock and embedded derivative."

5.     Preferred stock and embedded derivative

  General

We issued 150,000 shares of our preferred stock to BP EXCO Holdings LP, an entity controlled by Mr. Boone Pickens, a director of Holdings II. The preferred stock has an initial issue price of $1,000 per share and a 15% annual cumulative dividend. The preferred stock currently has full voting rights to vote on an as converted basis with our common stock on all matters submitted to a vote of our stockholders. Accordingly, the holder the preferred stock currently holds a 90% voting control of us.

  Redemption provision and embedded derivative

The preferred stock is to be redeemed upon the consummation of an initial public offering of the common stock of Resources, a wholly-owned subsidiary of Holdings II. The redemption price for the preferred stock will be (a) cash in the amount of $150.0 million plus accrued and unpaid dividends at a rate of 15% and (b) that number of common stock of Resources, cash or any combination thereof, at the election of the majority of our preferred stock holder or holders, necessary to produce an overall 23% annualized rate of return on the stated value of our preferred stock as of the date of redemption. For purposes of calculating the rate of return, the common stock of Resources will be valued at the lesser of $12.00 or the offering price to the public at the time of the initial public offering. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", the redemption provision of the preferred stock is considered to be an embedded derivative. As the redemption provision and preferred stock economic characteristics are not clearly and closely related, the fair value of the embedded derivative must be separated from the value of the preferred stock and recorded as an embedded derivative liability. The fair value of the derivative was remeasured using weighted probability of future cash flows of the redemption feature. The redemption feature is to be valued at each reporting period with changes in the fair value being marked to market through the income statement. We recognize the change in the redemption value of the preferred stock as they occur and adjust the carrying value of the preferred stock to equal the redemption value at the end of each reporting period. For the period from September 16, 2005 (date of inception) to September 30, 2005, we increased the redemption value of the preferred stock to its stated value of $150.0 million plus $247,000 for accrued but unpaid dividends on the preferred stock.

  Conversion

If, within one year after the closing of the issuance of the preferred stock (by September 26, 2006), Resources has been unable to consummate an initial public offering with aggregate proceeds sufficient to redeem our preferred stock, the outstanding shares of our preferred stock shall automatically convert into 90% of our common stock on a fully diluted basis in the form of our Class A common stock.

  Right of first refusal and co-sale agreement

Holdings II and the holder of our preferred stock entered into a Right of First Refusal and Co-Sale Agreement pursuant to which Holdings II gave the holder a right of first refusal, a co-sale right and, if the preferred stock is converted into Class A common stock, a drag along right on our Class B common stock held by Holdings II.

  Preferred stock purchase agreement

In connection with the purchase of our preferred stock, we entered into a preferred stock purchase agreement with the purchaser of our preferred stock. This agreement contains standard representations and warranties and indemnification by us. We, along with Holdings II, agreed that if the proceeds of the proposed initial public offering of Resources are not sufficient to redeem all of our outstanding shares of preferred stock, then we and Holdings II will each use its best efforts to redeem all of our preferred stock with available cash and available borrowings under our credit facilities or under Holdings II's credit facilities.

6.     Income taxes

The income tax provision attributable to our loss before income taxes consists of the following:

(In thousands)	For the period from September 16 (date of inception) to September 30, 2005

Current:
Federal	$(790)
State	20

Total current income tax benefit	(770)

Deferred:
Federal	39
State	3

Total deferred income tax expense	42

Total income tax benefit	$(728)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows:

(In thousands)	September 30, 2005

Deferred tax assets:
Tax basis of oil and natural gas properties in excess of book basis	$5,104
Book basis of oil and natural gas derivatives in excess of tax basis	9,080

Net deferred tax assets	$14,184

A reconciliation of our income tax benefit computed by applying the statutory federal income tax rate to our loss before income taxes for the period from September 16, 2005 (date of inception) to September 30, 2005 is presented in the following table:

(In thousands)	For the period from September 16 (date of inception) to September 30, 2005

United States federal income benefit at statutory rate of 35%	$(1,603)
Reduction resulting from the non-deductibility of a portion of the investment advisory fees for income tax purposes	852
Reduction resulting from state taxes net of federal benefit	23

Tax provision	$(728)

7.     Oil and natural gas derivatives

In connection with the incurrence of debt related to our acquisition activities, our management has adopted a policy of entering into oil and natural gas derivative financial instruments to protect against commodity price fluctuations and to achieve a more predictable cash flow. SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results from the hedged item on the income statement. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. For derivatives classified as cash flow hedges, changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings.

We do not designate our derivative financial instruments as hedging instruments for financial accounting purposes and, as a result, we recognize the change in the derivative's fair value currently in earnings.

The following table sets forth our oil and natural gas derivatives as of September 30, 2005. The fair values at September 30, 2005 are estimated from quotes from the counterparties and represent the amount that we would expect to receive or pay to terminate the contracts at September 30, 2005. We have the right to offset amounts we expect to receive or pay among our individual counterparties. As a result, we have offset amounts for financial statement presentation purposes.

(In thousands, except prices and differentials)	Volume Mmbtus/Bbls	Weighted average strike price per Mmbtu/Bbl	Weighted average differential to NYMEX	Fair value at September 30, 2005

Natural gas:
NYMEX swaps:
Remainder of 2005	180	$13.29		$(143)
2006	4,695	11.54		(1,827)
2007	8,160	9.75		(500)
2008	6,840	8.77		883
2009	5,880	7.95		1,002
2010	5,160	7.38		1,141

	30,915			556

HSC swaps:
Remainder of 2005	1,220	5.41		(8,336)

	1,220			(8,336)

PEPL swaps:
Remainder of 2005	610	6.10		(3,811)

	610			(3,811)

Basis protection swaps:
2006	5,475		(0.32)	2,342

	5,475			2,342

Collars:
2006	5,475	6.15 - 10.00		(13,482)

	5,475			(13,482)

Total natural gas				(22,731)

Oil:
Swaps:
Remainder of 2005	55	$44.47		(1,198)
2006	97	66.02		(70)
2007	168	64.20		(95)
2008	144	62.25		(88)
2009	120	60.80		(97)
2010	108	59.85		(97)

	692			(1,645)

Collars:
2006	108	50.35 - 60.00		(997)

Total oil	108			(2,642)

Total oil and natural gas				$(25,373)

At September 30, 2005, the average forward NYMEX oil price per Bbl for the remainder of calendar 2005 and for calendar 2006 was $66.62 and $66.72, respectively and the average forward NYMEX natural gas prices per Mmbtu for the remainder of calendar 2005 and for 2006 were $14.07 and $11.46, respectively.

8.     Related party transactions

Resources hired approximately 57 people who were formerly employed by ONEOK, Inc. and historically worked on these assets. In accordance with the terms of a services agreement between Resources and TXOK, TXOK will reimburse Resources for all compensation expense of these employees. In addition, pursuant to terms of the service agreement, Resources will provide us with general management, treasury, finance, legal, audit, tax, information technology, and payroll and benefit administration services. We have agreed to reimburse Resources for all costs incurred on our behalf and to pay Resources $25,000 per month for these additional services. Our operations are currently being directed from ONEOK Energy's former office in Tulsa.

Pursuant to a transition services agreement that we entered into with ONEOK, we are to receive certain services and office space from ONEOK for a period of 180 days from September 27, 2005 unless sooner terminated. These services generally consist of information technology, telecommunications, general office support, and transition services from former ONEOK Energy employees who did not accept employment with TXOK. Charges for these services are specified in the agreement. We are also to reimburse ONEOK for any costs it incurs on our behalf.

The private investors who funded a total of $20.0 million in loans to TXOK to fund the $19.4 million in deposits paid in connection with the ONEOK Energy acquisition also entered into contracts with us to render financial advisory services pursuant to which we paid them approximately $4.9 million on October 7, 2005. TXOK borrowed the $20.0 million under the terms of two promissory notes entered into in September 2005. Interest on the promissory notes was a fixed amount of $130,000. The maturity date of the promissory notes was the later of the fifth business day following the completion of the acquisition of EXCO Holdings Inc. by Holdings II or the ONEOK Energy acquisition. The principal and interest of the promissory notes were paid in full on October 7, 2005.

At September 30, 2005, we have a receivable from Holdings II in the amount of $650,000. This represents funds received by Holdings II on our behalf. These funds are to be paid to us by Holdings II during the fourth quarter of 2005.

9.     Commitments and contingencies

Pursuant to the transition services agreement discussed in "Note 8. Related party transactions", we are obligated to pay monthly rent for office space to ONEOK of approximately $48,700 for a period of six months.

In the ordinary course of business, we are periodically a party to lawsuits. We do not believe that any resulting liability from existing legal proceedings, individually or in the aggregate, will have a materially adverse effect on our results of operations or financial condition. However, costs associated with future legal proceedings may be material to our operating results and liquidity.

10.  Environmental regulation

Various federal, state and local laws and regulations covering discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect our operations and the costs of our oil and natural gas exploitation, development and production operations. We do not anticipate that we will be required in the foreseeable future to expend amounts material in relation to the financial statements taken as a whole by reason of environmental laws and regulations. Because these laws and regulations are constantly being changed, we are unable to predict the conditions and other factors, over which we do not exercise control, that may give rise to environmental liabilities affecting us.

11.  Supplemental information relating to oil and natural gas producing activities

The estimated proved net recoverable reserves we show below have been prepared by our petroleum engineers and have been audited by an independent petroleum engineering firm. These reserves include only those quantities that we expect to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods. Estimated proved developed reserves represent only those reserves that we may recover through existing wells. Estimated proved undeveloped reserves include those reserves that we may recover from new wells on undrilled acreage or from existing wells on which we must make a relatively major expenditure for recompletion or secondary recovery operations.

Estimated quantities of proved reserves

	Natural gas (Bcf)	Oil (Mmbls)	Bcfe(1)

September 16, 2005	—	—	—
Purchase of reserves in place(1)	201.1	4.2	226.3
New discoveries and extensions	—	—	—
Revisions of previous estimates	—	—	—
Production—4 days	(0.2)	—	(0.2)
Sales of reserves in place	—	—	—

September 30, 2005	200.9	4.2	226.1

(1)
Represents the reserves acquired in the acquisition of ONEOK Energy on September 27, 2005.

Estimated quantities of proved developed reserves

	Natural gas (Bcf)	Oil (Mmbls)	Bcfe (1)

September 30, 2005	165.4	3.2	184.6

(1)
Bcfe-One billion cubic feet equivalent calculated by converting one Bbl of oil to six Mcf of natural gas.

Standardized measure of discounted future net cash flows

We have summarized the Standardized Measure related to our proved oil and natural gas reserves. We have based the following summary on a valuation of Proved Reserves using discounted cash flows based on period-end prices, costs and economic conditions and a 10% discount rate. You should not view the information presented below as an estimate of the fair value of our oil and natural gas properties, nor should you consider the information indicative of any trends.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of our oil and natural gas properties. Estimates of fair value should also consider probable reserves, anticipated future oil and natural gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any estimate of fair value is subjective and imprecise.

As of September 30, 2005 (in millions):
Future cash inflows	$2,949
Future production and development costs	593
Future abandonment costs	16
Future income taxes	677

Future net cash flows	1,663
Discount of future net cash flows at 10% per annum	839

Standardized measure of discounted future net cash flows	$824

The reserves and cash flows in the above tables are based on September 30, 2005 NYMEX spot prices of $13.92 per Mmbtu for natural gas and $66.24 per Bbl for oil, in each case adjusted for historical differentials between NYMEX and local prices.

For the four day period from September 27, 2005 (date of the ONEOK Energy acquisition) to September 30, 2005, changes in standardized measure of discounted future net cash flows is due to oil and natural gas revenues of $2.1 million and our oil and natural gas production costs were $293,000. There were no oil and natural gas development costs incurred during that period.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders
North Coast Energy, Inc.
Cleveland, Ohio

We have audited the accompanying consolidated balance sheets of North Coast Energy, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2003 and 2002 and the nine month period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Coast Energy, Inc. and subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for the years ended December 31, 2003 and 2002 and the nine month period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                      HAUSSER + TAYLOR LLC

Cleveland, Ohio
January 30, 2004

North Coast Energy, Inc. and Subsidiaries

Consolidated balance sheets

	December 31, 2003	December 31, 2002

Assets
Current assets
Cash and equivalents	$20,247,671	$14,711,205
Notes and accounts receivable—trade	10,441,719	5,796,537
Inventories	209,858	353,722
Prepaid expenses	493,688	404,726

Total current assets	31,392,936	21,266,190
Property and equipment, at cost
Land	222,822	222,822
Oil and gas properties (successful efforts)	163,201,304	143,952,276
Gathering systems	18,012,014	17,137,184
Vehicles	3,022,546	2,288,388
Furniture and fixtures	1,129,232	991,438
Buildings and improvements	2,164,649	1,877,667

	187,752,567	166,469,775
Less accumulated depreciation, depletion and amortization	46,098,399	37,213,430

	141,654,168	129,256,345
Other assets, net	414,569	1,328,595

Total assets	$173,461,673	$151,851,130

The accompanying notes are an integral part of these financial statements.

North Coast Energy, Inc. and Subsidiaries

Consolidated balance sheets

	December 31, 2003	December 31, 2002

Liabilities and stockholders' equity
Current liabilities
Accounts payable	$3,570,927	$3,369,632
Accrued expenses	12,892,941	7,077,717

Total current liabilities	16,463,868	10,447,349
Long-term debt
Affiliates	—	10,000,000
Non-affiliates	57,000,000	57,000,000

	57,000,000	67,000,000
Asset retirement and other liabilities	963,246	208,456
Deferred income taxes	17,240,612	9,458,421
Commitments and contingencies
Stockholders' equity
Series A, 6% Noncumulative Convertible Preferred stock, par value $.01 per share; 563,270 shares authorized; 0 and 72,336 shares issued and outstanding (aggregate liquidation value of $0 and $723,360)	—	723
Series B, Cumulative Convertible Preferred stock, par value $.01 per share; 625,000 shares authorized; none issued and outstanding.	—	—
Undesignated Serial Preferred stock, par value $.01 per share; 811,730 shares authorized; none issued and outstanding	—	—
Common stock, par value $.01 per share; 60,000,000 shares authorized; 15,392,101 and 15,208,634 shares issued and outstanding	153,921	152,086
Additional paid-in capital	47,913,456	47,889,111
Retained earnings	36,132,166	18,125,209
Accumulated other comprehensive loss	(2,405,596)	(1,430,225)

Total stockholders' equity	81,793,947	64,736,904

Total liabilities & stockholders' equity	$173,461,673	$151,851,130

The accompanying notes are an integral part of these financial statements.

North Coast Energy, Inc. and Subsidiaries

Consolidated statements of income

	Year ended December 31, 2003	Year ended December 31, 2002	Nine-month period ended December 31, 2001

Revenue
Oil and gas production	$58,415,289	$37,414,188	$22,851,489
Drilling revenues	—	2,082,351	1,795,047
Well operating, gathering and other	6,880,974	6,766,608	7,474,679

	65,296,263	46,263,147	32,121,215
Costs and expenses
Oil and gas production expenses	10,219,886	8,583,185	6,399,658
Drilling costs	—	1,752,456	1,990,415
Well operating, gathering and other	5,210,591	3,488,709	3,213,867
Exploration expense	3,270,867	1,572,638	847,303
General and administrative expenses	7,301,940	4,168,323	2,725,611
Depreciation, depletion and amortization	9,215,534	9,022,370	6,330,099

	35,218,818	28,587,681	21,506,953

Income from operations	30,077,445	17,675,466	10,614,262
Interest expense, net
Interest income	477,637	371,807	420,226
Interest expense	2,756,865	3,146,609	3,190,118

	2,279,228	2,774,802	2,769,892

Income before provision for income taxes	27,798,217	14,900,664	7,844,370
Provision for income taxes	9,791,260	5,148,332	2,496,376

Net income	$18,006,957	$9,752,332	$5,347,994

Net income applicable to common stock (after dividends on cumulative Preferred Stock of $0, $58,165 and $174,647, respectively)	$18,006,957	$9,694,167	$5,173,347

Net income per share (basic and diluted)
Basic	$1.18	$0.64	$0.34

Diluted	$1.16	$0.64	$0.34

The accompanying notes are an integral part of these financial statements.

North Coast Energy, Inc. and Subsidiaries
Consolidated statements of stockholders' equity

	Series A Preferred stock		Series B Preferred stock		Common stock
							Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total stockholders' equity
	Shares	Amount	Shares	Amount	Shares	Amount

Balance, March 31, 2001	73,096	$731	232,864	$2,329	15,208,031	$152,080	$50,213,422	$3,583,705	$—	$53,952,267
Net income	—	—	—	—	—	—	—	5,347,994	—	5,347,994
Derivative mark-to-market, net of taxes	—	—	—	—	—	—	—	—	579,630	579,630

Comprehensive income										5,927,624
Dividends on Series B Preferred stock ($.75 per share plus dividends in arrears of $1.40 per share)	—	—	—	—	—	—	—	(500,657)	—	(500,657)

Balance, December 31, 2001	73,096	731	232,864	2,329	15,208,031	152,080	50,213,422	8,431,042	579,630	59,379,234
Net income	—	—	—	—	—	—	—	9,752,332	—	9,752,332
Derivative mark-to-market, net of taxes	—	—	—	—	—	—	—	—	(2,009,855)	(2,009,855)

Comprehensive income										7,742,477
Shares converted and other transactions	(760)	(8)	(200)	(2)	603	6	4	—	—	—
Dividends on Series B Preferred stock ($.25 per share)	—	—	—	—	—	—	—	(58,165)	—	(58,165)
Redemption of Series B Preferred stock	—	—	(232,664)	(2,327)	—	—	(2,324,315)	—	—	(2,326,642)

Balance, December 31, 2002	72,336	723	—	—	15,208,634	152,086	47,889,111	18,125,209	(1,430,225)	64,736,904
Net income	—	—	—	—	—	—	—	18,006,957	—	18,006,957
Derivative mark-to-market, net of taxes	—	—	—	—	—	—	—	—	(975,371)	(975,371)

Comprehensive income										17,031,586
Shares converted and other transactions	(275)	(3)	—	—	127	1	2	—	—	—
Exercise of stock options and warrants	—	—	—	—	183,340	1,834	478,338	—	—	480,172
Tax benefit from exercise of stock options	—	—	—	—	—	—	265,895	—	—	265,895
Redemption of Series A Preferred stock	(72,061)	(720)	—	—	—	—	(719,890)	—	—	(720,610)

Balance, December 31, 2003	—	$—	—	$—	15,392,101	$153,921	$47,913,456	$36,132,166	$(2,405,596)	$81,793,947

The accompanying notes are an integral part of these financial statements.

North Coast Energy, Inc. and Subsidiaries

Consolidated statements of cash flows

	Year ended December 31, 2003	Year ended December 31, 2002	Nine-month period ended December 31, 2001

Cash flows from operating activities
Net income	$18,006,957	$9,752,332	$5,347,994
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	9,215,534	9,022,370	6,330,099
Gain on sale of property and equipment	(4,297)	(398)	(28,541)
Deferred income taxes	8,561,260	5,090,000	2,496,376
Change in:
Notes and accounts receivable—trade	(4,645,182)	(597,365)	2,647,297
Inventories and other current assets	54,902	6,444	(158,034)
Other assets, net	725,874	292,575	16,138
Accounts payable and accrued expenses	4,527,972	(2,414,741)	712,644
Other liabilities	(85,285)	—	—
Billings in excess of costs on uncompleted contracts	—	(2,062,094)	1,184,813

Total adjustments	18,350,778	9,336,791	13,200,792

Net cash provided by operating activities	36,357,735	19,089,123	18,548,786
Cash flows from investing activities
Purchases of property and equipment	(20,968,525)	(24,083,729)	(13,801,713)
Proceeds on sale of property and equipment	387,694	54,694	224,720

Net cash used by investing activities	(20,580,831)	(24,029,035)	(13,576,993)
Cash flows from financing activities
Exercise of stock options and warrants	480,172	—	—
Repayment of long-term debt	(10,000,000)	—	(724,026)
Redemption of Preferred A shares	(720,610)
Redemption of Preferred B shares	—	(2,326,642)	—
Dividends	—	(58,165)	(500,657)

Net cash used by financing activities	(10,240,438)	(2,384,807)	(1,224,683)

Increase (decrease) in cash and equivalents	5,536,466	(7,324,719)	3,747,110
Cash and equivalents at beginning of period	14,711,205	22,035,924	18,288,814

Cash and equivalents at end of period	$20,247,671	$14,711,205	$22,035,924

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$2,871,131	$3,218,081	$3,556,283
Income taxes	—	—	222,969

The accompanying notes are an integral part of these financial statements.

North Coast Energy, Inc. and Subsidiaries
Notes to consolidated financial statements

Note 1.    Organization and summary of significant accounting policies

A.
Organization—North Coast Energy, Inc. ("NCE"), a Delaware corporation, was formed in August 1988 to engage in the exploration, development and production of oil and gas and the acquisition of producing oil and gas properties.

B.
Change in year-end—The Company changed its year-end from March 31 to December 31 effective December 31, 2001. The nine-month period ended December 31, 2001 is not indicative of a full year of operations (See Note 13).

C.
Principles of consolidation—The consolidated financial statements include the accounts of North Coast Energy, Inc. and its wholly owned subsidiaries (collectively, "the Company"), North Coast Energy Eastern, Inc. ("NCEE," formerly Peake Energy, Inc.), North Coast Operating Company ("NCOC") and NCE Securities, Inc. ("NCE Securities"). In 2003, both NCOC and NCE Securities were dissolved. In addition, the Company's investments in oil and gas drilling partnerships, which are accounted for under the proportional consolidation method, are reflected in the accompanying financial statements. All significant inter-company accounts and transactions have been eliminated.

D.
Inventories—Inventories consist of material, pipe and supplies and are valued at the lower of cost or market.

E.
Cash equivalents—Investments having an original maturity of 90 days or less that are readily convertible into cash have been included in the cash and equivalents balances. Included in cash and cash equivalents are $12,483,343 and $9,224,145 of investments in a short-term bond fund for the years ended December 31, 2003 and 2002, respectively.

F.
Property and equipment—Property and equipment are stated at cost and are depreciated or depleted principally on methods and at rates designed to amortize their costs over their estimated useful lives (proved oil and gas properties using the unit-of-production method based upon estimated proved developed oil and gas reserves, gathering systems using the straight-line method over 10 to 25 years, vehicles, furniture and fixtures using various methods over 3 to 15 years and building and improvements using various methods over 14 to 30 years).

G.
Oil and gas investments and properties—The Company uses the successful efforts method of accounting for its oil and gas producing activities. Under successful efforts, costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip developmental wells are capitalized.

Costs to drill exploratory wells that do not find proved reserves, costs of developmental wells on properties the Company has no further interest in, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

Unproved oil and gas properties that are significant are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Historically, impairment losses on unproved properties have not been material. Other unproved properties are expensed when surrendered or expired.

When a property is determined to contain proved reserves, the capitalized costs of such properties are transferred from unproved properties to proved properties and are amortized on a group (pool) basis by the unit-of-production method based upon estimated proved developed reserves having similar characteristics. To the extent that capitalized costs of each pool of proved properties exceed the estimated future net cash flow from such pool, the excess capitalized costs are written down to the present value of such amount. Estimated future net cash flows are determined based primarily upon the estimated future proved developed reserves related to the Company's current proved properties.

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 143. It requires that the fair value of the liability for asset retirement obligations be recognized in the period in which it is incurred and capitalized as part of the properties. For the Company, these obligations include plugging and abandonment of oil and gas wells and associated pipelines and equipment (See Note 14).

The Company follows SFAS 144 which requires a review for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recorded as impaired properties are identified.

On sale or abandonment of an entire interest in an unproved property, gain or loss is recognized, taking into consideration the amount of any recorded impairment. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained. The net carrying cost of unproved properties is approximately $3,473,000 and $3,310,000 at December 31, 2003 and 2002, respectively.

H.
Revenue recognition—The Company recognizes revenue on drilling contracts using the completed contract method of accounting for both financial reporting purposes and income tax purposes. This method is used because the typical contract is completed in three months or less. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Billings in excess of costs on uncompleted contracts are classified as current liabilities.

Oil and gas production revenue is recognized as income as it is extracted from the properties and sold. Well operating, gathering and other revenues include operating fees charged to outside working interest owners in NCE operated wells, gathering fees (including transportation allowances and compression fees), third party gas sales associated with purchased natural gas and other miscellaneous revenues. Such revenue is recognized at the time it is earned and the Company has a contractual right to receive payment. Administrative fees received from NCE organized and managed oil and gas partnerships are treated as a reduction of the Company's general and administrative expenses.

I.
Per share amounts—The average number of outstanding shares used in computing basic and diluted net income per share was 15,286,874 and 15,495,530, 15,208,216 and 15,241,948 and 15,208,031 and 15,245,360 for the years ended December 31, 2003 and 2002 and the nine-month period ended December 31, 2001, respectively.

For diluted income per share, the assumed conversion of Series A preferred stock had the effect of increasing average outstanding shares by 8,293, 33,251 and 33,624 shares, for the years ended December 31, 2003 and 2002 and the nine month period ended December 31, 2001, respectively. Assumed exercise of dilutive stock options had the effect of adding 149,881,

108 and 3,705 shares to the average outstanding shares for the years ended December 31, 2003 and 2002 and the nine months ended December 31, 2001, respectively. The assumed exercise of dilutive warrants had the effect of adding 50,486 shares to the average outstanding shares for the year ended December 31, 2003. The effect of warrants were anti-dilutive for the year ended December 31, 2002 and the nine-month period ended December 31, 2001.

J.
Risk factors—The Company operates in an environment with many financial risks including, but not limited to, the ability to acquire additional economically recoverable oil and gas reserves, the inherent risks of the search for, development of and production of oil and gas, the ability to sell oil and gas at prices which will provide attractive rates of return, the volatility and seasonality of oil and gas production and prices and the highly competitive nature of the industry as well as worldwide economic conditions.

K.
Accounting estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in calculating the Company's depletion, depreciation and amortization which could be subject to significant near term revision include estimated oil and gas reserves. The Company's reserve estimates could vary significantly depending on various factors, including Company and industry volatility of oil and natural gas prices.

L.
Financial instruments—The Company's financial instruments include cash and equivalents, notes and accounts receivable, accounts payable, debt obligations and derivatives. The book value of cash and equivalents, notes and accounts receivable and accounts payable are considered to be representative of fair value because of the short maturity of these instruments. The Company believes that the carrying value of its borrowings under its bank credit facility and other debt obligations approximates their fair value as they bear interest at adjustable interest rates which change periodically to reflect market conditions. The Company's accounts receivable are concentrated in the oil and gas industry. The Company does not view such a concentration as an unusual credit risk and credit losses have historically been within management's estimate. Derivatives are used as cash flow hedges and are marked to market through other comprehensive income.

M.
Stock based compensation—At the Annual Meeting of Stockholders' held June 12, 2003, the security holders adopted a proposal to amend the Company's 1999 Employee Stock Option Plan to add 400,000 shares of common stock for issuance under such plan.

The Company accounts for stock based compensation issued to its employees and directors in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for the stock option plans, as all options granted under the plans have an exercise price equal to the average of the closing price for each of the twenty trading days prior to the date of the grant. The fair value of options granted during 2003 and 2002 was approximately $810,800 and $205,900, respectively. Options granted prior to 2002 were not material enough to significantly impact the Company's previous years' income per share. The fair value of options granted was determined using the Black-Scholes option pricing model, assuming no dividend yield, and weighted average risk-free interest rates of 2.5% and 4.6% for 2003 and 2002, respectively; volatility of 67% and 52% for 2003 and 2002, respectively; and expected life of 5 years.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

	Years ended December 31,
	2003	2002

Net Income as reported	$18,006,957	$9,694,167
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(504,200)	(103,300)

Pro forma net income	$17,502,757	$9,590,867

Earnings per share:
Basic—as reported	$1.18	$0.64

Diluted—as reported	$1.16	$0.64

Basic—pro forma	$1.14	$0.63

Diluted—pro forma	$1.13	$0.63

Note 2.    Acquisitions

During 2003 and 2002 the Company acquired interests in proved oil and gas properties and related equipment for approximately $1,330,000 and $3,710,000, respectively. These acquisitions related to the purchase of interests in existing oil and gas properties. The pro forma effect of the acquisitions is not material and therefore has not been presented.

Note 3.    Details of current liabilities

Accrued expenses consist of the following:

	December 31, 2003	December 31, 2002

Production taxes	$2,039,671	$1,689,351
Drilling costs	2,380,922	826,185
Compensation	1,851,066	1,268,716
Other expenses	1,632,539	1,023,267
Federal income tax	1,230,000	—
Mark-to-market	3,758,743	2,270,198

	$12,892,941	$7,077,717

Note 4.    Long-term debt

Long-term debt consists of the following:

	December 31, 2003	December 31, 2002

NUON Non-Negotiable Subordinated Promissory Note due February 28, 2015	$0	$10,000,000
Notes payable—bank	57,000,000	57,000,000

	$57,000,000	$67,000,000

The Non-Negotiable Subordinated Promissory Note was repaid in August 2003. This note bore interest at the six-month LIBOR plus 2.3%. The weighted average interest rate was 3.8%, 4.5% and 4.9% for the years ended December 31, 2003 and 2002 and the nine-month period ended December 31, 2001, respectively.

The Company has a five-year, $125,000,000 credit agreement with a group of four banks with Union Bank of California acting as agent bank. The credit agreement provides for a borrowing base (presently $80,000,000 of which $57,000,000 is drawn upon) that is determined semiannually by the lenders based on the Company's financial position, oil and gas reserves and certain other factors. The credit agreement expires on September 26, 2005. The agreement provides for a 3/8% commitment fee on amounts not borrowed up to the borrowing base and allows for a sub-limit of $15,000,000 for the issuance of letters of credit. At December 31, 2003 and 2002, amounts outstanding under bank credit agreements bear interest at LIBOR plus 1.625% and 1.875%, respectively, or approximately 2.8% and 3.3%, respectively. The weighted average interest rate on bank borrowings was 4.4%, 4.7% and 4.7% for the years ended December 31, 2003 and 2002 and the nine-month period ended December 31, 2001, respectively. Amounts borrowed are secured by the Company's receivables, inventory, equipment and a first mortgage on certain of the Company's interests in oil and gas wells and reserves. The Company's credit agreement restricts the Company from incurring additional debt or liens, prohibits certain dividends and distributions, and requires the Company to maintain positive working capital and minimum interest and fixed charge coverage. The Company was in compliance with all covenants and restrictions at December 31, 2003.

Note 5.    Stockholders' equity

A.
Preferred stock

The Board of Directors of NCE has designated 563,270 shares of the 2,000,000 shares of preferred stock authorized as Series A, 6% Noncumulative Convertible Preferred stock (Series A Preferred stock) and 625,000 shares of Preferred stock as Series B, Cumulative Convertible Preferred stock (Series B Preferred stock).

Stockholders of Series A Preferred stock were entitled to vote such shares on any and all matters submitted to a vote of the stockholders of the Company based upon the number of votes such stockholders would have if the Series A Preferred stock had been converted into shares of common stock of the Company. Holders of shares of Series A Preferred stock were entitled to receive, when and if declared by the Board of Directors, noncumulative cash dividends at an annual rate of $.60 per share. Shares of Series A Preferred stock were senior to shares of common stock with respect to such cash dividends. The Series A Preferred stock was redeemable at the option of NCE at a price of $10 per share. In June 2003, the Company redeemed all of its outstanding Series A Preferred stock for $720,610.

Holders of shares of Series B Preferred stock were entitled to receive, when and if declared by the Board of Directors, cash dividends at an annual rate of $1.00 per share, payable quarterly. The holders of Series B Preferred stock had the right, exercisable at their option, to convert any and all of such shares into 1.15 shares of common stock. The Series B Preferred stock was redeemable at the option of the Company, at $10 per share plus any accrued and unpaid dividends, as defined. In March 2002, the Series B Preferred stock was redeemed at $10 per share plus the accrued and unpaid dividends of $0.25 per share, as defined.

B.
Common stock warrants

In each fiscal year 2000, 1999 and 1998, the Company issued warrants to purchase 26,800 shares of common stock for $4.375 per share. These warrants (half of which were issued to a former director and officer) expire between September 2002 and September 2004.

Effective April 1999, in connection with the signing of a separation agreement, the Company's then Chief Executive Officer received a ten-year warrant to purchase 60,000 shares of the Company's common stock at $5.00 per share. In December 2003, the warrants were exercised in a cashless transaction and 35,353 shares of common stock were issued.

C.
Stock options and stock appreciation rights

On December 13, 1999, the stockholders of the Company approved the adoption of the North Coast Energy, Inc. 1999 Employee Stock Option Plan ("the Option Plan"). The Option Plan, as amended in 2003, provides 800,000 shares of common stock reserved for the exercise of options granted under the plan. The Option Plan provides for the granting of stock options to purchase common stock at an option price determined by North Coast's Stock Option and Compensation Committee ("the Committee"). Options granted under the plan have been at or above the fair market value of the stock at the date of grant. The Committee determines the expiration date but no option shall be exercisable for a period of more than 10 years. The aggregate fair market value of the common stock exercisable for the first time during any calendar year cannot exceed $100,000. Options granted under the Option Plan terminate upon, or within 90 days of the employee leaving the Company. The Company, from time to time, may issue additional options outside the plan.

Stock option transactions during for the years ended December 31, 2003 and 2002 and the nine-month period ending December 31, 2001 are summarized as follows:

	Options outstanding	Price range

March 31, 2001	122,135	$3.47-$6.88
Options granted	60,000	$3.70-$4.38
Options cancelled	23,384	$3.90-$6.88

December 31, 2001	158,751	$3.47-$6.88
Options granted	117,650	$3.36-$3.51
Options cancelled	—

December 31, 2002	276,401	$3.36-$6.88
Options granted	249,380	$5.71
Options cancelled	50,058	$3.99-$6.88
Options exercised	178,626	$3.47-$5.71

December 31, 2003	297,097	$3.36-$5.71

In the year ended December 31, 2003, the Company granted options for 27,600 shares to a Director of the Company at $5.71 per share, which vest one-third on each March 21, 2003, 2004 and 2005, granted options for 109,510 shares at $5.71 per share to two officers which vested upon grant, and granted options for 112,270 shares to key employees at $5.71 per share, which vested upon grant. During the year ended December 31, 2003, 97,548 of these options were exercised.

In January 2002, the Company granted 30,000 options to an independent Director at $3.36 per share. Those options vested 10,000 upon grant and 10,000 each on January 31, 2003 and 2004. In March 2002, the Company granted 34,050 options to an officer at $3.51 per share. All 34,050 options were vested upon grant. During the year ended December 31, 2003, 8,045 of these options were exercised. In addition, the Company granted 53,600 options to two officers and two key employees at $3.51 per share. One-third of those shares were vested upon grant and one-third will vest on each of March 28, 2003 and 2004. During the year ended December 31, 2003, 13,033 of these options were exercised.

In the nine months ended December 31, 2001, the Company granted options for 35,000 shares to an officer of the Company at $3.70 per share, all of which vested upon grant. During the year ended December 31, 2003, 20,000 of these options were exercised. In the nine months ended December 31, 2001, the Company granted 25,000 options to a key employee at $4.38, which vested one-half on each of May 7, 2001 and 2002. During the year ended December 31, 2003, all of these options were exercised.

In the year ended March 31, 2001, the Company granted 30,000 options to a Director of the Company at $3.99 per share with one-third of those options vesting on April 1, 2001 and one-third vesting each year thereafter. During the year ended December 31, 2003, 15,000 options were exercised. The Company also granted 30,000 options to an executive officer at

$3.47 per option all of which vested upon grant. During the year ended December 31, 2003, the Company repurchased the options at an agreed upon value of $58,300.

Exercisable at December 31, 2003 through	Options outstanding	Option price

April 1, 2005	6,667	$4.38
April 1, 2006	6,666	$4.38
September 4, 2006	360	$3.91
January 31, 2007	10,000	$3.36
March 28, 2007	11,350	$3.51
January 31, 2008	10,000	$3.36
March 21, 2008	36,040	$5.71
March 28, 2008	11,350	$3.51
June 12, 2008	63,202	$5.71
October 1, 2009	5,000	$4.38
October 5, 2010	15,000	$3.47
October 5, 2011	15,000	$3.69
March 28, 2012	26,005	$3.51
March 21, 2013	34,190	$5.71

	250,830	$3.36-5.71
Non-vested options	46,267	$3.36-5.71

Total options	297,097	$3.36-5.71

Stock appreciation rights may be awarded by the Committee at the time, or subsequent to the time, of the granting of options. Stock appreciation rights awarded shall provide that the option holder shall have the right to receive an amount equal to 100% of the excess, if any, of the fair market value of the shares of common stock covered by the option over the option price payable, as defined. No stock appreciation rights have been awarded under the plan.

D.
Stock bonus plan

The Company has a Key Employees Stock Bonus Plan (the "Bonus Plan") to provide key employees, as defined, with greater incentive to serve and promote the interests of the Company and its stockholders. The aggregate number of shares of common stock, which may be issued as bonuses, shall be 400,000. The expenses of administering the Bonus Plan are borne by the Company. The Bonus Plan, as amended, terminates on February 1, 2011. The Company has issued 25,120 shares of common stock under the Bonus Plan since inception.

Note 6.    Income taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The provision for income taxes consisted of the following:

	Year ended December 31, 2003	Year ended December 31, 2002	Nine-months ended December 31, 2001

Current provision	$1,230,000	$58,332	$96,376
Deferred provision	8,561,260	5,090,000	2,400,000

Total	$9,791,260	$5,148,332	$2,496,376

Income taxes differed from the amount computed by applying the federal statutory rates to pretax book income as follows:

	Year ended December 31, 2003		Year ended December 31, 2002		Nine-months ended December 31, 2001
	Amount	%	Amount	%	Amount	%

Provision based on the statutory rate	$9,729,000	35.0	$5,066,000	34.0	$2,667,000	34.0
Tax effect of:
Statutory
Depletion	(90,000)	(0.3)	(210,000)	(1.4)	(335,000)	(4.2)
State income tax and other	152,260	0.5	292,332	2.0	164,376	2.0

Total	$9,791,260	35.2	$5,148,332	34.6	$2,496,376	31.8

The components of the net deferred tax liability as of December 31, 2003 and 2002 were as follows:

	December 31, 2003	December 31, 2002

Deferred tax liabilities
Property and equipment	$(24,360,212)	$(17,478,000)

Total deferred tax liabilities	(24,360,212)	(17,478,000)
Deferred tax asset
Alternative minimum tax credit carryforward	1,599,000	399,000
Net operating loss carryforward	1,300,000	5,200,000
Statutory depletion carryforward	1,200,000	1,200,000
Mark-to-market liability	1,353,000	820,000
Other temporary differences	1,667,600	400,579

Total deferred tax asset	7,119,600	8,019,579

Net deferred tax liability	$(17,240,612)	$(9,458,421)

As of December 31, 2003, the Company had operating loss, statutory depletion and alternative minimum tax credit carryforwards of approximately $3,600,000, $3,400,000 and $1,599,000, respectively. The operating loss carryforwards expire in 2022. The percentage depletion and alternative minimum tax carryforwards can be carried forward indefinitely. Realization of these items is subject to certain limitations and is contingent upon future earnings. Additionally, a portion of the carryforwards may be subject to limitations imposed by Internal Revenue Code Section 382, which could further restrict the Company's utilization and realization of such carryforwards.

Note 7.    Retirement savings trust and plan

The Company has a Retirement Savings Trust and Plan ("the Plan") that covers all employees that meet the eligibility requirements of the Plan. During 2002, the Plan provided that the Company could make (i) profit sharing contributions and (ii) contributions to match fifty percent (50%) of employee pre-tax contributions with matching contributions on the first five percent (5%) of an employee's compensation contributed to the plan. The Plan was restated as of April 1, 2002 to comply with certain changes in law and to adopt a plan year ending December 31 of each year. The Plan was also restated as of January 1, 2003 to make certain changes in the Plan and to comply with certain changes in law. The Plan now provides for immediate vesting of all profit sharing contributions and all matching contributions. Also, effective January 1, 2003, the Plan provides that instead of making profit sharing contributions, the Company may make a non-elective contribution equal to three percent (3%) of each eligible employee's compensation. The Company must determine annually whether or not to make this contribution, which is designated under the Plan as an "ADP Test Safe Harbor Contribution," which satisfies the requirements of Internal Revenue Code Section 401(k)(12) and regulations issued thereunder. During 2003, the Company made $183,670 in non-elective contributions which represented three percent (3%) of each eligible employee's compensation.

For the plan year ended March 31, 2002, the profit sharing contribution was $75,000. Effective April 1, 2002, the Plan was amended to adopt a plan year ending December 31 of each year. Matching contributions were $109,594 and $90,906 for the twelve months ended December 31, 2003 and 2002, respectively.

Note 8.    Commitments and contingencies

The Company has unlimited liability to third parties with respect to the operations of the remaining partnerships and may be liable to limited partners for losses attributable to breach of fiduciary obligations. In certain partnerships, certain investors have participated as co-general partners in such partnerships. To make such investments more acceptable to potential investors (from the standpoint of risks to such investors), NCE has agreed to indemnify these investor-general partners from any partnership liability, which they may incur in excess of their contributions.

Note 9.    Industry segments and major customers

NCE and its subsidiaries operate in a single industry segment, the acquisition, exploration and development of oil and gas properties primarily in the Appalachian Basin. NCE and its subsidiaries both originate and acquire prospects and drill, or cause to be drilled, such prospects through joint drilling arrangements with other independent oil and gas companies.

The Company's revenue is derived from oil and gas related activities in the Appalachian Basin. Gas production revenues represented 95%, 94% and 93% of total oil and gas production revenues for the years ended December 31, 2003 and 2002 and the nine-month period ended December 31, 2001, respectively. During the year ended December 31, 2003, two customers purchased 18% and 11% of the gas produced by the Company. During the year ended December 31, 2002, one customer purchased 20% of the gas produced. During the nine-month period ended December 31, 2001, two customers purchased 21% and 13% of the gas produced by the Company. A significant portion of trade accounts receivable are attributable to these purchasers.

Note 10.    Financial instruments

Derivative financial instruments: The Company only uses derivatives for hedging purposes. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

Cash flow hedging strategy: The Company is exposed to commodity price risks related to natural gas and oil. As a result, the Company's financial results can be significantly impacted by changes in commodity prices. "Costless collars" are financial derivatives that consist of a sold call option and a purchased put option such that the combined revenue and cost of these individual transactions is equal to or near zero. Gains or losses on the hedges relative to the market are recognized monthly as additions to or subtractions from oil and gas sales. To lessen its exposure to commodity price risk, NCE expects to continue to sell natural gas under fixed price contracts, on the spot market and to use financial hedging instruments to realize a fixed- price on a portion of its production. As a result of the costless collars, oil and gas sales were decreased by approximately $5,632,000 for the year ended December 31, 2003 and increased by approximately $539,000 and $840,000 for the year ended December 31, 2002 and the nine months ended December 31, 2001, respectively. The following table reflects the natural gas volumes and the weighted average prices under costless collars and fixed-price contracts at December 31, 2003:

	Financial hedges (collars) estimated realizable price			Fixed price contracts
						NYMEX at 12/31/2003 per MMBtu
Quarter ending	MMBtu	Floor	Cap	MMBtu	Est. price

March 31, 2004	1,815,000	3.84	6.01	1,221,830	$5.42	$6.11
June 30, 2004	1,820,000	3.84	6.01	718,500	5.32	5.17
September 30, 2004	1,840,000	3.84	6.01	508,728	5.41	5.14
December 31, 2004	1,840,000	3.84	6.01	379,317	5.35	5.32
March 31, 2005				121,120	5.35	5.50
June 30, 2005				78,251	5.18	4.69
September 30, 2005				62,002	5.07	4.68
December 31, 2005				47,816	5.02	4.90

Interest rate swap: During 2001, the Company entered into interest rate swap agreements that effectively convert a portion of its variable-rate-long-term-debt to fixed rate debt, thus reducing the impact of interest rate changes on future income. As a result of the swap agreements interest expense was increased by approximately $830,000 and $500,000 in 2003 and 2002, respectively. The amount was immaterial in 2001. At December 31, 2003, the following contracts were outstanding:

	Term	Notional amount	LIBOR rate fixed	NCE effective fixed rate

1.	January 1, 2003 to December 31, 2004	$20,000,000	3.2%	4.9%
2.	January 1, 2001 to December 31, 2004	$20,000,000	3.0%	5.1%

The pre-tax mark-to-market liability and related deferred tax asset associated with the two interest rate swap contracts as calculated by counter parties was $704,253 and $974,318 and $253,531 and $360,498 at December 31, 2003 and 2002, respectively.

The Company qualifies for special hedge accounting treatment under SFAS 133, whereby the fair value of the hedge is recorded in the balance sheet as either an asset or liability and changes in fair value are recognized in other comprehensive income until settled, when the resulting gains and losses are recorded in earnings. Hedge ineffectiveness is charged to earnings. To date, ineffectiveness in the Company's hedges is not material. The effect on earnings and other comprehensive income as a result of SFAS 133 will vary from period to period and will be dependent upon prevailing oil and gas prices, the volatility of forward prices for such commodities, the volumes of production the Company hedges and the time periods covered by such hedges.

As a result of the adoption of SFAS 133, the Company recorded a liability associated with its natural gas hedges based on gas prices in effect at April 1, 2001 of $3,200,000, with offsetting charges to deferred taxes of $1,100,000 and other comprehensive income of $2,100,000. The change was accounted for as a cumulative effect of a change in accounting principle. During the nine months ended December 31, 2001, natural gas prices decreased and one hedge instrument expired. Consequently, the liability at December 31, 2001 was eliminated along with the related deferred tax asset and a mark-to-market asset of $920,050 and a deferred tax liability of $340,420 were recorded. Accumulated other comprehensive income at December 31, 2001 was $579,630 and total comprehensive income for the nine months ended December 31, 2001 was $5,927,624. During 2002 natural gas prices increased resulting in a mark-to-market liability and a deferred tax asset of $1,295,880 and $479,476 respectively, at December 31, 2002. As a result, accumulated other comprehensive loss was $1,430,225 (interest rate swap $613,821 and costless collar $816,404) and total comprehensive income was $7,742,477 for the year ended December 31, 2002. During 2003, the changes in natural gas prices resulted in a mark-to-market liability and a deferred tax asset of $3,054,490 and $1,099,616, respectively, at December 31, 2003. As a result, accumulated other comprehensive loss was $2,405,596 ($1,954,874 costless collars and $450,722 interest rate swap) and total comprehensive income was $17,031,586 for the year ended December 31, 2003.

Concentrations of credit risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable, and derivatives.

The Company maintains cash and cash equivalents with a large financial institution, which has an investment grade rating on its debt. This financial institution operates throughout the country and the Company's policy is to review the institution's credit worthiness periodically.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of diverse entities comprising the Company's customer base. The Company does not require collateral for trade accounts receivable, and, therefore, the Company could record losses if these customers fail to pay. The Company believes that established reserves, for nonpayment of $1,000,000 and $620,000 at December 31, 2003 and 2002, respectively, based on a review of delinquent receivables and assessment of historical collections, are adequate.

The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments. The Company limits this exposure by using counterparties with high credit ratings and monitors those ratings periodically.

The carrying amounts and fair values of the Company's financial instruments are as follows:

	December 31, 2003		December 31, 2002
	Carrying amount	Fair value	Carrying amount	Fair value

Cash and cash equivalents	$20,247,671	$20,247,671	$14,711,205	$14,711,205
Accounts receivable	10,441,719	10,441,719	5,796,537	5,796,537
Accounts payable	3,570,927	3,570,927	3,369,632	3,369,632
Long-term debt	57,000,000	57,000,000	67,000,000	67,000,000
Natural gas collars liability	3,054,490	3,054,490	1,295,880	1,295,880
Interest rate swap liability	704,253	704,253	974,318	974,318

Note 11.    Related party transactions

Accounts receivable from affiliates amounted to $120,727 and $72,385 at December 31, 2003 and 2002, respectively, consist primarily of receivables from the partnerships managed by the Company and are for administrative fees charged to the partnerships and to reimburse the Company for amounts paid on behalf of the partnerships. In the years ended December 31, 2003 and 2002 and the nine months ended December 31, 2001, the Company acquired limited partnership interests in oil and gas drilling programs that it had sponsored at a cost of approximately $34,800, $1,517,000 and $1,250,000, respectively.

Note 12.    Accounting standards

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which was effective the first quarter of fiscal year 2003. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement cost. The adoption of this standard has not had a material effect on the Company's financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 is effective for the Company for disposal activities initiated after December 31, 2002. The adoption of this standard has not had a material effect on the Company's financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" that amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to Statement 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Statement does not amend SFAS 123 to require companies to account for employee stock options using the fair value method. The Statement is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS 148 has not had a material effect on the Company's results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 has not had a material effect on the Company's results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The effective date for certain portions of SFAS 150 has been deferred indefinitely. The Company does not expect the application of the provisions of SFAS 150 to have a material impact on its financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51. FIN 46 requires certain variable interest entities, or VIEs, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company currently has no contractual relationship or other business relationship with a variable interest entity and therefore the adoption of FIN 46 had no effect on our consolidated financial position, results of operations or cash flows.

Note 13.    Transition reporting

In August 2001, the Company elected to change its year end from March 31 to December 31. As a result, the Company's transition period was the nine months ended December 31, 2001.

The following table of consolidated financial data provides a year-to-year comparison of the results of operations for the years ended December 31, 2002 and 2001. The 2001 amounts are unaudited and reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the period. All adjustments made were of a normal recurring nature.

	Year ended December 31,
	2002	2001

		(unaudited)
Revenue
Oil and gas production	$37,414,188	$30,919,439
Drilling revenues	2,082,351	6,833,847
Well operating, gathering, and other	6,766,608	11,419,760

	46,263,147	49,173,046
Costs and expenses
Oil and gas production expenses	8,583,185	9,108,606
Drilling costs	1,752,456	5,434,471
Well operating, gathering, and other	3,488,709	4,818,960
Exploration expense	1,572,638	1,156,126
General and administrative expenses	4,168,323	3,870,021
Depreciation, depletion and amortization	9,022,370	7,743,227

	28,587,681	32,131,411

Income from operations	17,675,466	17,041,635
Interest expense, net
Interest income	371,807	739,609
Interest expense	3,146,609	4,755,612

	2,774,802	4,016,003

Income before provision for income taxes	14,900,664	13,025,632
Provision for income taxes	5,148,332	4,246,376

Net income	$9,752,332	$8,779,256

Net income applicable to common stock (after dividends on cumulative Preferred Stock of $58,165, and $232,861, respectively)	$9,694,167	$8,546,395

Net income per share (basic and diluted)	$0.64	$0.56

Note 14.    Asset retirement obligation

In 2003, the Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. For the Company, these obligations include plugging and abandonment of oil and gas wells and associated pipelines and equipment. Consistent with industry practice, historically the Company has determined the cost of plugging and abandonment on its oil and gas properties would be offset by salvage values received. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company recorded a non-current liability and an increase to oil and gas properties of approximately $763,000 in connection with the adoption of this statement.

The estimated liability is based on historical experience in plugging and abandoning wells, estimated remaining lives of those wells based on reserves estimates, external estimates as to the cost to plug and abandon the wells in the future, and federal and state regulatory requirements. The liability is discounted using an assumed credit-adjusted risk-free interest rate. Revisions to the liability could occur due to changes in estimates of plugging and abandonment costs or remaining lives of the wells, or if federal or state regulators enact new plugging and abandonment requirements.

The Company has no significant assets legally restricted for purposes of settling asset retirement obligations. Except for the item previously referenced, the Company has determined that there are no other material retirement obligations associated with tangible long-lived assets.

The schedule below is a reconciliation of the Company's liability for the year ended December 31, 2003:

Asset retirement obligation

Beginning balance	$208,000
Upon adoption	763,000
Liabilities incurred	8,000
Liabilities settled	(185,000)
Accretion	69,000
Other	25,000

$888,000

The above accretion expense is included in depreciation, depletion and amortization in the Company's consolidated statements of operations and the asset retirement obligation is included in asset retirement and other liabilities in the Company's consolidated balance sheets.

Note 15.     Supplemental information relating to oil and gas producing activities (unaudited)

Capitalized costs relating to oil and gas producing activities

	December 31, 2003	December 31, 2002	December 31, 2001

Proved oil and gas properties	$159,393,488	$140,098,372	$121,195,745
Accumulated depreciation, depletion and amortization	(38,013,039)	(30,626,693)	(24,069,473)

Net capitalized costs	$121,380,449	$109,471,679	$97,126,272

Costs incurred in oil and gas producing activities

	Year ended December 31, 2003	Year ended December 31, 2002	Nine-months ended December 31, 2001

Property acquisition costs	$2,700,000	$3,454,000	$1,259,000
Exploration costs	3,998,000	2,725,000	1,351,000
Development costs	17,377,000	20,696,000	7,800,000

Property acquisition costs include purchases of proved and unproved oil and gas properties acquired in business acquisitions. Additions to asset retirement costs are not material.

Results of operations for oil and gas producing activities

	Year ended December 31, 2003	Year ended December 31, 2002	Nine-months ended December 31, 2001

Oil and gas production	$58,415,289	$37,414,188	$22,851,489
Production costs	(10,219,886)	(8,583,185)	(6,399,658)
Exploration expenses	(3,270,867)	(1,572,638)	(847,303)
Depreciation, depletion and amortization	(7,355,055)	(6,486,110)	(4,387,845)

	37,569,481	20,772,255	11,216,683
Provision for income taxes	13,381,016	7,154,012	3,508,000

Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	$24,188,465	$13,618,243	$7,708,683

Provision for income taxes was computed using the statutory tax rates and reflects permanent differences, including statutory depletion and the Partnership's results of operations for oil and gas producing activities that are reflected in the Company's consolidated income tax provision for the periods.

The tables on the following pages set forth pertinent data with respect to the Company's oil and gas properties, all of which are located within the continental United States.

Estimated quantities of proved oil and gas reserves

	Oil (BBLS)	Gas (MCF)

Balance, March 31, 2001	1,206,600	143,396,000
Extensions and discoveries	100,900	12,730,000
Purchase of reserves in place	8,800	1,857,000
Production	(82,000)	(6,404,000)
Revisions of previous estimates	8,000	(4,801,000)
Sales of reserves in place	(300)	(18,000)

Balance, December 31, 2001	1,242,000	146,760,000
Extensions and discoveries	88,000	18,709,000
Purchase of reserves in place	30,000	7,561,000
Production	(104,000)	(9,629,000)
Revisions of previous estimates	65,000	10,395,000
Sales of reserves in place	(2,000)	(124,000)

Balance, December 31, 2002	1,319,000	173,672,000
Extensions and discoveries	91,000	18,773,000
Purchase of reserves in place	2,000	4,893,000
Production	(114,000)	(10,867,000)
Revisions of previous estimates	280,000	13,045,000
Sale of reserves in place	(22,000)	(982,000)

Balance, December 31, 2003	1,556,000	198,534,000

Proved developed reserves
March 31, 2001	1,119,000	124,444,000
December 31, 2001	1,132,000	126,385,000
December 31, 2002	1,204,000	150,979,000
December 31, 2003	1,426,000	169,732,000

Standardized measure of discounted future net cash flows

	December 31, 2003	December 31, 2002	December 31, 2001

Future cash inflows from sales of oil and gas (including transportation allowances)	$1,321,530,000	$907,537,000	$481,414,000
Future production costs	(273,281,000)	(220,342,000)	(159,398,000)
Future development costs	(27,831,000)	(23,389,000)	(19,755,000)
Future retirement costs	(15,833,000)	—	—
Future income tax expense	(306,125,000)	(199,142,000)	(90,319,000)

Future net cash flows	698,460,000	464,664,000	211,942,000
Effect of discounting future net cash flows at 10% per annum	(428,634,000)	(294,738,000)	(133,520,000)

Standardized measure of discounted future net cash flows	$269,826,000	$169,926,000	$78,422,000

Changes in the standardized measure of discounted future net cash flows

	Year ended December 31, 2003	Year ended December 31, 2002	Nine-months ended December 31, 2001

Balance, beginning of period	$169,926,000	$78,422,000	$128,331,000
Extensions and discoveries	52,750,000	43,911,000	6,207,000
Purchase of reserves in place	2,286,000	8,033,000	1,145,000
Sales of oil and gas, net of production costs	(48,195,000)	(28,831,000)	(16,452,000)
Net changes in prices and production costs	78,315,000	80,239,000	(77,911,000)
Net changes in development costs	(4,441,000)	(3,635,000)	(263,000)
Revisions of previous quantity estimates	25,836,000	13,977,000	(3,876,000)
Sales of reserves in place	(1,568,000)	(75,000)	(16,000)
Net change in income taxes	(43,175,000)	(39,711,000)	21,400,000
Accretion of discount	24,275,000	11,154,000	18,284,000
Other	13,817,000	6,442,000	1,573,000

Balance, end of period	$269,826,000	$169,926,000	$78,422,000

Under the guidelines of SFAS 69, estimated future cash flows are determined based on period-end prices for crude oil, current allowable prices applicable to expected natural gas production (including transportation allowances), estimated production of proved crude oil and natural gas reserves, estimated future production and development costs of reserves based on current economic conditions, future plugging costs and the estimated future income tax expenses, based on year-end statutory tax rates (with consideration of true tax rates already legislated) to be incurred on pretax net cash flows less the tax basis of the properties involved. At December 31, 2003, such cash flows were discounted to present value using a 10% monthly discount rate and in 2002, they were discounted using a 10% year-end discount rate. The change in discount rates added approximately $9 million of discounted future net cash flow and is included in the "Other" category of changes in the standardized measure of discounted future net cash flows for the year ended December 31, 2003.

The estimated quantities of proved oil and gas reserves and standardized measure of discounted future net cash flows include reserves from proved undeveloped acreage. The proved undeveloped acreage includes only the acreage directly offsetting locations to wells that have indicated commercial production in the objective formation and which NCE expects to drill in the near future using prices, operating costs and development costs expected in the area of interest. The reserve quantities were reviewed by an independent petroleum engineering firm.

The methodology and assumptions used in calculating the standardized measure are those required by SFAS 69. It is not intended to be representative of the fair market value of the Company's proved reserves. The valuation of revenues and costs does not necessarily reflect the amounts to be received or expended by the Company. In addition to the valuations used, numerous other factors are considered in evaluating known and prospective oil and gas reserves.

Note 16.    Subsequent event

In April 2003, the Company announced that it had retained an investment banking firm to assist it in examining and evaluating its strategic alternatives. Subsequently, in connection with its evaluation, the Company received several third party proposals for the acquisition of the Company.

On November 26, 2003, North Coast Energy, Inc., NUON Energy & Water Investments, Inc., NCE Acquisition, Inc. and EXCO Resources, Inc. signed an agreement and plan of merger, which was amended and restated as of December 4, 2003, whereby EXCO Resources, Inc. agreed to commence a tender offer for all outstanding shares of common stock of North Coast Energy, Inc. On December 10, 2003, the Company announced that NUON Energy and Water Investments, which held approximately 86% of the outstanding common stock of the Company, entered into a Stock Tender Agreement with NCE Acquisition, Inc. a wholly owned subsidiary of EXCO Resources, Inc, under the terms of which it would tender all of its shares of North Coast Energy common stock to NCE Acquisition, Inc. for $10.75 per common share. The tender offer expired on January 23, 2004, and all tendered shares (96.8%) were accepted by EXCO Resources, Inc. All tendered and untendered shares will be redeemed for $10.75. Subsequently on January 27, 2004, EXCO Resources, Inc. caused the merger of NCE Acquisition, Inc. into North Coast Energy, Inc. and thereby became the sole stockholder of North Coast Energy, Inc.

50,000,000 shares

EXCO Resources, Inc.

Common stock

Prospectus

JPMorgan

Bear, Stearns & Co. Inc.

Goldman, Sachs & Co.

A.G. Edwards

Credit Suisse

KeyBanc Capital Markets

                           , 2006

Until                           , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, expected to be incurred in connection with the offering described in the Registration Statement. All amounts are estimates except the registration and filing fees.

Expenses	Amount

Securities and Exchange Commission registration fee	$96,300
NASD filing fee	75,500
NYSE listing fee	250,000
Blue Sky fees and expenses	5,000	*
Printing and engraving expenses	1,000,000	*
Legal fees and expenses	650,000	*
Accounting fees and expenses	1,600,000	*
Engineering fees and expenses	10,000	*
Transfer agent and registrar fees	5,000	*
Miscellaneous	8,200	*

Total	$3,700,000	*

*
Estimate.

Item 14. Indemnification of directors and officers

Article Fourteen of our Third Amended and Restated Articles of Incorporation provides that to the fullest extent permitted by the TBCA and the Texas Miscellaneous Corporation Laws Act, our directors will have no personal liability to us or our shareholders for any acts or omissions in the director's performance of his or her duties as a director. Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act permits us to limit the personal liability of directors to us or our shareholders for monetary damages for any act or omission in a director's capacity as director, except for liability for any of the following:

(1)   A breach of the director's duty of loyalty to the us or our shareholders;

(2)   An act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or knowing violation of the law;

(3)   A transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director's office;

(4)   An act or omission for which the liability of a director is expressly provided by an applicable statute.

Article Fourteen further provides that if the TBCA or Texas Miscellaneous Corporation Laws Act is amended to authorize further elimination of the personal liability of directors, then the liability of a director shall be eliminated to the fullest extent permitted by the TBCA and the Texas Miscellaneous Corporation Laws Act, as so amended.

Any repeal or modification of Article Fourteen by our shareholders will not adversely affect any right or protection of a director existing at the time of such repeal or modification, nor will any repeal or modification of those provisions of the TBCA or Texas Miscellaneous Corporation Laws Act that concerns the limitations of director liability be construed to adversely affect any right or protection of a director existing at the time of such repeal or modification unless such adverse construction is required by law.

Article Thirteen of our Third Amended Restated Articles of Incorporation and Article Sixth of our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by the TBCA and the Texas Miscellaneous Corporation Laws Act, except as described below with respect to securities law violations. Our bylaws further provide that we must pay or reimburse reasonable expenses incurred by one of our directors or officers who was, is or is threatened to be made a named defendant or respondent in a proceeding to the maximum extent permitted under the TBCA. We believe that these provisions are necessary.

In the event that a claim for indemnification is made for liabilities arising under the Securities Act, the indemnification shall not be made or allowed unless:

(1)   the claim for indemnification under the circumstances is predicated upon the prior successful defense by the applicant of any action, suit or proceeding;

(2)   our Board of Directors receives an opinion of our counsel to the effect that it has been settled by controlling precedent that indemnification under the circumstances is not against public policy as expressed in the Securities Act; or

(3)   a court of appropriate jurisdiction finally adjudicates in an action, suit or proceeding in which we submit the issue to the court prior to allowance of the claim that indemnification under the circumstances is not contrary to the public policy expressed in the Securities Act.

Under Article 2.02-1 of the TBCA, subject to the procedures and limitations stated therein, we may indemnify any person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director, officer, employee or agent of ours against judgment, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses (including court costs and attorneys' fees) actually incurred by the person in connection with the proceeding if it is determined that the person seeking indemnification:

  •
  acted in good faith;

  •
  reasonably believed that his or her conduct was in or at least not opposed to our best interests; and

  •
  in the case of a criminal proceeding, has no reasonable cause to believe his or her conduct was unlawful.

We are required by Article 2.02-1 of the TBCA to indemnify a director or officer against reasonable expenses (including court costs and attorneys' fees) incurred by the director or officer in connection with a proceeding in which the director or officer is a named defendant or respondent because the director or officer is or was in that position if the director or officer has been wholly successful, on the merits or otherwise, in the defense of the proceeding. The TBCA prohibits us from indemnifying a director or officer in respect of a proceeding in which the person is found liable to us or on the basis that a personal benefit was improperly received by him or her, other than for reasonable expenses (including court costs and attorneys' fees) actually incurred by him or her in connection with the proceeding; provided, that the TBCA further prohibits us from indemnifying a director or officer in respect of any such proceeding in which the person is found liable for willful or intentional misconduct in the performance of his or her duties.

Under Article 2.02-1(J) of the TBCA, a court of competent jurisdiction may order us to indemnify a director or officer if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances; however, if the director or officer is found liable to us or is found liable on the basis that a personal benefit was improperly received by him or her, the indemnification will be limited to reasonable expenses (including court costs and attorneys' fees) actually incurred by him or her in connection with the proceeding.

Pursuant to the merger agreement dated March 11, 2003 between ER Acquisition, Inc., EXCO Holdings and us in connection with the going private transaction, EXCO Holdings and we indemnified each person who served as an officer or director of ours prior to the effective time of the merger until the later of six years after the effective time of the merger or the expiration of any statute of limitations applicable to the claim under which indemnification is sought, against liabilities for their actions or omissions as directors or officers before the effective time of the merger. The merger agreement further provided that for a period of six years after the effective time of the merger, we must maintain directors' and officers' liability insurance protection with the same coverage and in the same amount as and on terms no less favorable to the covered officers and directors than that provided by our pre-merger insurance policies. The persons benefiting from the insurance provisions of the merger agreement include all persons who served as our directors and executive officers during the period from August 1, 2002 until the effective time of the merger.

We maintain insurance for its officers and directors against certain liabilities, including liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, under insurance policies, the premiums of which we pay. The effect of these policies is to indemnify any of our officers and directors against expenses, judgments, attorney's fees and other amounts paid in settlements incurred by an officer or director upon a determination that such person acted in good faith.

Item 15. Recent sales of unregistered securities

On June 30, 2003, all then-outstanding shares of our 5% convertible preferred stock were converted into shares of our common stock pursuant to the terms of the certificate of designation governing the preferred stock. The conversion was affected pursuant to an exemption claimed under Section 3(a)(9) of the Securities Act of 1933.

On July 29, 2003 we completed a "going private" merger transaction with EXCO Holdings whereby all of our then-outstanding shares of common stock were cancelled in exchange for the cash merger consideration. Pursuant to the merger, we issued one share of our common stock to EXCO Holdings pursuant to an exemption claimed under Section 4(2) of the Securities Act of 1933.

On January 20, 2004, we issued $350.0 million aggregate principal amount of our 7 1/4% senior notes due 2011 to Credit Suisse Securities (USA) LLC, Banc One Capital Markets, Inc., BNP

Paribas Securities Corp., Comerica Securities, Inc., Scotia Capital (USA) Inc. and TD Securities (USA) Inc. who were the initial purchasers of the senior notes. On April 13, 2004, we issued an additional $100.0 million of our 7 1/4% senior notes due 2011 to the same initial purchasers. We issued the senior notes to the initial purchasers in reliance on Section 4(2) of the Securities Act on the basis that each initial purchaser represented and warranted to us that it was (i) a qualified institutional buyer as defined in Rule 144A under the Securities Act and (ii) an "accredited investor" within the meaning of Rule 501(a) under the Securities Act. The initial purchasers then offered and resold the notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933 and to non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act of 1933. We exchanged all but $300,000 of the senior notes for new registered senior notes with substantially identical terms in June 2004.

Item 16. Exhibits

A list of exhibits filed herewith is contained in the Exhibit Index that immediately precedes such exhibits and is incorporated by reference herein.

Item 17. Undertakings

(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 27th day of January, 2006.

EXCO Resources, Inc.
By:	/s/ DOUGLAS H. MILLER Douglas H. Miller Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement on Form S-1 has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated:

Signature	Title	Date

JEFFREY D. BENJAMIN* Jeffrey D. Benjamin	Director	January 27, 2006
EARL E. ELLIS* Earl E. Ellis	Director	January 27, 2006
DOUGLAS H. MILLER Douglas H. Miller	Chairman and Chief Executive Officer	January 27, 2006
ROBERT H. NIEHAUS* Robert H. Niehaus	Director	January 27, 2006
BOONE PICKENS* Boone Pickens	Director	January 27, 2006

J. DOUGLAS RAMSEY* J. Douglas Ramsey	Vice President, Chief Financial Officer, Chief Accounting Officer and Treasurer (Principal Financial and Accounting Officer)	January 27, 2006
STEPHEN F. SMITH* Stephen F. Smith	Vice Chairman, President and Secretary	January 27, 2006
ROBERT L. STILLWELL* Robert L. Stillwell	Director	January 27, 2006

Douglas H. Miller, by signing his name hereto, does sign and execute this Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 of EXCO Resources, Inc. on behalf of each of the above-named officers and directors of the Registrant on this 27th day of January 2006, pursuant to the powers of attorney executed on behalf of such officer and director, previously filed with the Securities and Exchange Commission.

*By:	/s/ DOUGLAS H. MILLER Douglas H. Miller Attorney-in-Fact

Exhibit index

Exhibit number	Description of exhibit

1.1	Form of Underwriting Agreement, filed as an Exhibit to EXCO's Amendment No. 1 to the Form S-1 (File No. 333-129935) filed on January 6, 2006 and incorporated by reference herein.
3.1	Form of Third Amended and Restated Articles of Incorporation of EXCO Resources, Inc., filed herewith.
3.2	Form of Bylaws of EXCO Resources, Inc., filed as an Exhibit to EXCO's Amendment No. 1 to the Form S-1 (File No. 333-129935) filed on January 6, 2006 and incorporated by reference herein.
4.1
Indenture among EXCO Resources, Inc., the Subsidiary Guarantors and Wilmington Trust Company, as Trustee, dated as of January 20, 2004, filed as exhibit (b)(2) to Amendment No. 4 to the Schedule TO filed by NCE Acquisition, Inc. and EXCO Resources, Inc. on January 21, 2004 and incorporated by reference herein.
4.2	First Supplemental Indenture by and among EXCO Resources, Inc., North Coast Energy, Inc., North Coast Energy Eastern, Inc. and Wilmington Trust Company, as Trustee, dated as of January 27, 2004.*
4.3
Second Supplemental Indenture by and among EXCO Resources, Inc., Pinestone Resources, LLC and Wilmington Trust Company, as Trustee, dated as of December 21, 2004, filed as an Exhibit to EXCO's Annual Report on Form 10-K for 2004 filed March 31, 2005 and incorporated by reference herein.
4.4	Form of 7 1/4% Global Note Due 2011.**
4.5
Registration Rights Agreement by and among EXCO Resources, Inc., Credit Suisse Securities (USA) LLC, Banc One Capital Markets, Inc., Banc of America Securities LLC, BNP Paribas Securities Corp., Comerica Securities, Inc., Fleet Securities, Inc., Scotia Capital (USA) Inc. and TD Securities (USA) Inc., dated January 20, 2004.*
4.6
Registration Rights Agreement by and among EXCO Resources, Inc., certain domestic subsidiaries of EXCO Resources, Inc., as guarantors, and Credit Suisse Securities (USA) LLC, Banc One Capital Markets, Inc., BNP Paribas Securities Corp., Comerica Securities, Inc., Scotia Capital (USA) Inc. and TD Securities (USA) Inc, dated April 1, 2004.**
4.7	Pledge Agreement by and between EXCO Resources, Inc. and Wilmington Trust Company, as trustee, dated January 20, 2004.*
4.8
Securities Account Control Agreement, dated as of February 10, 2005, among EXCO Resources, Inc., JPMorgan Chase Bank, N.A., Wilmington Trust Company and JPMorgan Securities Inc., filed as an Exhibit to EXCO's Form 8-K/A Amendment No. 1 dated February 10, 2005 and filed February 16, 2005 and incorporated by reference herein.
4.9
Securities Account Control Agreement, dated as of February 10, 2005, among EXCO Resources, Inc., Wilmington Trust Company and J.P. Morgan Securities Inc., filed as an Exhibit to EXCO's Form 8-K/A Amendment No. 1 dated February 10, 2005 and filed February 16, 2005 and incorporated by reference herein.

4.10	Specimen stock certificate for common stock offered hereby, filed herewith.
5.1	Legal opinion of Haynes and Boone, LLP, filed herewith.
10.1
Agreement and Plan of Merger among EXCO Resources, Inc., EXCO Holdings Inc. and ER Acquisition, Inc., dated March 11, 2003, filed as an Exhibit to EXCO's Form 8-K filed March 12, 2003 and incorporated by reference herein.
10.2
Third Amended and Restated Credit Agreement among EXCO Resources, Inc., EXCO Operating, LP, North Coast Energy, Inc. and North Coast Energy Eastern, Inc., as Borrowers, and Bank One, NA, as Administrative Agent for itself and the Lenders defined therein.*
10.3
First Amendment to the Third Amended and Restated Credit Agreement among EXCO Resources, Inc., EXCO Operating, LP, North Coast Energy, Inc. and North Coast Energy Eastern, Inc., as Borrowers, and Bank One, NA, as Administrative Agent for itself and the Lenders defined therein, dated March 31, 2004.**
10.4
Second Amendment to the Third Amended and Restated Credit Agreement among EXCO Resources, Inc., EXCO Operating, LP, North Coast Energy, Inc. and North Coast Energy Eastern, Inc., as Borrowers, and Bank One, NA, as Administrative Agent for itself and the Lenders defined therein, dated March 31, 2004.**
10.5	Third Amended and Restated Credit Agreement between Addison Energy Inc. and Bank One, NA, Canada Branch, as Administrative Agent for itself and the lenders named therein.*
10.6
First Amendment to the Third Amended and Restated Credit Agreement between Addison Energy Inc. and Bank One, NA, Canada Branch, as Administrative Agent for itself and the lenders named therein, dated March 31, 2004.**
10.7
Second Amendment to the Third Amended and Restated Credit Agreement between Addison Energy Inc. and Bank One, NA, Canada Branch, as Administrative Agent for itself and the lenders named therein, dated March 31, 2004.**
10.8
Amended and Restated Agreement and Plan of Merger among NCE Acquisition, Inc., EXCO Resources, Inc., North Coast Energy, Inc. and Nuon Energy & Water Investments, Inc., dated as of December 4, 2003, filed as exhibit (d)(1) to the Schedule TO filed by NCE Acquisition, Inc. and EXCO Resources, Inc. on December 5, 2003 and incorporated by reference herein.
10.9	Escrow Agreement among Nuon Energy & Water Investments, Inc., EXCO Resources, Inc. and Citibank, N.A., dated as of December 9, 2003.*
10.10	Unconditional Guaranty Agreement by and between EXCO Resources, Inc. and n.v. NUON, dated as of December 9, 2003.*
10.11
Commitment Letter among Credit Suisse Securities (USA), Bank One, NA, Banc One Capital Markets, Inc. and EXCO Resources, Inc., dated November 25, 2003, filed as exhibit (b)(1) to the Schedule TO filed by NCE Acquisition, Inc. and EXCO Resources, Inc. on December 5, 2003 and incorporated by reference herein.
10.12	Pledge Agreement for Stock dated as of January 27, 2004, by North Coast Energy, Inc. in favor of Bank One, NA, Canada Branch, as Agent.*

10.13	Pledge Agreement for Partnership Interests dated as of January 27, 2004, by EXCO Investment I, LLC and EXCO Investment II, LLC, Inc. in favor of Bank One, NA, Canada Branch, as Agent.*
10.14	Pledge Agreement for Stock dated as of January 27, 2004, by EXCO Resources, Inc. in favor of Bank One, NA, Canada Branch, as agent.*
10.15
Second Restated Unlimited Guaranty dated as of January 27, 2004, by EXCO Resources, Inc., EXCO Operating, LP, North Coast Energy, Inc., North Coast Energy Eastern, Inc., EXCO Investment I, LLC, EXCO Investment II, LLC and Taurus Acquisition, Inc. in favor of Bank One, NA, Canada Branch, as Agent.*
10.16	Amended and Restated Pledge Agreement for Partnership Interests dated as of January 27, 2004, by EXCO Investment I, LLC and EXCO Investment II, LLC in favor of Bank One, NA, as Agent.*
10.17	Pledge Agreement for Stock dated as of January 27, 2004, by North Coast Energy, Inc. in favor of Bank One, NA, as Agent.*
10.18	Amended and Restated Pledge Agreement for Stock dated as of January 27, 2004, by EXCO Resources, Inc. in favor of Bank One, NA, as Agent.*
10.19	Amended and Restated Pledge Agreement for Stock dated as of January 27, 2004, by EXCO Holdings Inc. in favor of Bank One, NA, as Agent.*
10.20	Amended and Restated Subsidiary Guaranty dated as of January 27, 2004, by Taurus Acquisition, Inc., EXCO Investment I, LLC and EXCO Investment II, LLC in favor of Bank One, NA, as Agent.*
10.21
Third Amendment to the Third Amended and Restated Credit Agreement among EXCO Resources, Inc., EXCO Operating, LP, North Coast Energy, Inc. and North Coast Energy Eastern, Inc., as Borrowers, and Bank One, NA, as Administrative Agent for itself and the Lenders defined therein, dated June 28, 2004 filed as an Exhibit to EXCO's Form 10-Q for the Quarter ended June 30, 2004 filed August 13, 2004 and incorporated by reference herein.
10.22
Third Amendment to the Third Amended and Restated Credit Agreement between Addison Energy Inc. and Bank One, NA, Canada Branch, as Administrative Agent for itself and the lenders named therein, dated June 28, 2004 filed as an Exhibit to EXCO's Form 10-Q for the Quarter ended June 30, 2004 filed August 13, 2004 and incorporated by reference herein.
10.23
EXCO Holdings Inc. 2004 Long-term Incentive Plan, dated June 3, 2004 filed as an Exhibit to EXCO's Form 10-Q for the Quarter ended June 30, 2004 filed August 13, 2004 and incorporated by reference herein. ***
10.24
First Amendment to the EXCO Holdings Inc. 2004 Long-term Incentive Plan, filed as an Exhibit to EXCO's Form 8-K dated November 18, 2004 and filed November 24, 2004 and incorporated by reference herein.***
10.25
Form of Nonqualified Stock Option Agreement of the EXCO Holdings Inc. 2004 Long-term Incentive Plan, dated June 3, 2004 filed as an Exhibit to EXCO's Form 10-Q for the Quarter ended June 30, 2004 filed August 13, 2004 and incorporated by reference herein.***

10.26
Form of Incentive Stock Option Agreement of the EXCO Holdings Inc. 2004 Long-term Incentive Plan, dated June 3, 2004 filed as an Exhibit to EXCO's Form 10-Q for the Quarter ended June 30, 2004 filed August 13, 2004 and incorporated by reference herein.***
10.27
EXCO Resources, Inc. Amended and Restated Severance Plan effective as of August 17, 2004 filed as an Exhibit to EXCO's Form 8-K dated November 18, 2004 and filed November 24, 2004 and incorporated by reference herein.***
10.28
EXCO Holdings Inc. Employee Bonus Retention Plan, dated July 29, 2003 filed as an Exhibit to EXCO's Form 10-Q for the Quarter ended June 30, 2004 filed August 13, 2004 and incorporated by reference herein.***
10.29
Addison Energy Inc. Employee Bonus Retention Plan, dated July 29, 2003 filed as an Exhibit to EXCO's Form 10-Q for the Quarter ended June 30, 2004 filed August 13, 2004 and incorporated by reference herein.***
10.30
Unlimited Guaranty dated as of December 21, 2004 made by Pinestone Resources, LLC in favor of Bank One, NA, Canada Branch, as Agent, filed as an Exhibit to EXCO's Annual Report on Form 10-K for 2004 filed March 31, 2005 and incorporated by reference herein.
10.31
Subsidiary Guaranty dated as of December 21, 2004 made by Pinestone Resources, LLC in favor of Bank One, NA, as Agent, filed as an Exhibit to EXCO's Annual Report on Form 10-K for 2004 filed March 31, 2005 and incorporated by reference herein.
10.32
Share and Debt Purchase Agreement, dated effective January 12, 2005, among 1143928 Alberta Ltd., EXCO Resources, Inc. and Taurus Acquisition, Inc. filed as an Exhibit to EXCO's Form 8-K dated January 17, 2005 and filed January 21, 2005 and incorporated by reference herein.
10.33
First Amending Agreement to the Share and Debt Purchase Agreement, dated effective February 8, 2005, among 1143928 Alberta Ltd., EXCO Resources, Inc. and Taurus Acquisition, Inc., filed as an Exhibit to EXCO's Form 8-K/A Amendment No. 1 dated January 17, 2005 and filed February 16, 2005 and incorporated by reference herein.
10.34
Securities Account Control Agreement, dated as of February 10, 2005, among EXCO Resources, Inc., JPMorgan Chase Bank, N.A., Wilmington Trust Company and JPMorgan Securities Inc., filed as an Exhibit to EXCO's Form 8-K/A Amendment No. 1 dated January 17, 2005 and filed February 16, 2005 and incorporated by reference herein.
10.35
Securities Account Control Agreement, dated as of February 10, 2005, among EXCO Resources, Inc., Wilmington Trust Company and J.P. Morgan Securities Inc., filed as an Exhibit to EXCO's Form 8-K/A Amendment No. 1 dated January 17, 2005 and filed February 16, 2005 and incorporated by reference herein.
10.36
Indenture among EXCO Resources, Inc., the Subsidiary Guarantors and Wilmington Trust Company, as Trustee, dated as of January 20, 2004, filed as exhibit (b)(2) to Amendment No. 4 to the Schedule TO filed by NCE Acquisition, Inc. and EXCO Resources, Inc. on January 21, 2004 and incorporated by reference herein.

10.37	First Supplemental Indenture by and among EXCO Resources, Inc., North Coast Energy, Inc., North Coast Energy Eastern, Inc. and Wilmington Trust Company, as Trustee, dated as of January 27, 2004.*
10.38
Second Supplemental Indenture by and among EXCO Resources, Inc., Pinestone Resources, LLC and Wilmington Trust Company, as Trustee, filed as an Exhibit to EXCO's Annual Report on Form 10-K for 2004 filed March 31, 2005 and incorporated by reference herein.
10.39	Form of 7 1/4% Global Note Due 2011.**
10.40
Registration Rights Agreement by and among EXCO Resources, Inc., Credit Suisse Securities (USA) LLC, Banc One Capital Markets, Inc., Banc of America Securities LLC, BNP Paribas Securities Corp., Comerica Securities, Inc., Fleet Securities, Inc., Scotia Capital (USA) Inc. and TD Securities (USA) Inc., dated January 20, 2004.*
10.41	EXCO Holdings Inc. 2005 Long-term Incentive Plan, dated October 5, 2005 filed as an Exhibit to EXCO's Form 8-K dated October 7, 2005 and incorporated by reference herein.***
10.42	Form of Incentive Stock Option Agreement of the EXCO Holdings Inc. 2005 Long-term Incentive Plan filed as an Exhibit to EXCO's Form 8-K dated October 7, 2005 and incorporated by reference herein.***
10.42
Form of Nonqualified Stock Option Agreement of the EXCO Holdings Inc. 2005 Long-term Incentive Plan filed as an Exhibit to EXCO's Form 8-K dated October 7, 2005 and incorporated by reference herein.***
10.43	Form of Restricted Stock Award Agreement of the EXCO Holdings Inc. 2005 Long-term Incentive Plan filed as an Exhibit to EXCO's Form 8-K dated October 7, 2005 and incorporated by reference herein.***
10.44
Fourth Amendment to the Third Amended and Restated Credit Agreement among EXCO Resources, Inc., EXCO Operating, LP, North Coast Energy, Inc. and North Coast Energy Eastern, Inc., as Borrowers, and Bank One, NA, as Administrative Agent for itself and the Lenders defined therein, dated September 30, 2005, as filed as an Exhibit to EXCO's Form 8-K dated September 30, 2005 and incorporated by reference herein.
10.45
Letter Agreement, dated October 3, 2005, between EXCO Resources, Inc. and JPMorgan Chase Bank, N.A., as agent for certain lenders under the Credit Agreement by and among EXCO Holdings II, Inc. (EXCO Holdings Inc. as successor by merger) as Borrower and JPMorgan Chase Bank, N.A. as Administrative Agent for itself and the Lenders defined therein, dated October 3, 2005, as filed as an Exhibit to EXCO's Form 10-Q for the Quarter ended September 30, 2005 filed November 14, 2005 and incorporated by reference herein.
10.46
Promissory Note in the maximum amount of $10,000,000, dated October 7, 2005, made by EXCO Holdings Inc., payable to EXCO Resources, Inc., as filed as an Exhibit to EXCO's Form 10-Q for the Quarter ended September 30, 2005 filed November 14, 2005 and incorporated by reference herein.

10.47
First Amended and Restated Registration Rights Agreement, by and among EXCO Holdings Inc. and the Initial Holders (as defined therein), effective January 5, 2006, filed as an Exhibit to EXCO's Amendment No. 1 to the Form S-1 (File No. 333-129935) filed on January 6, 2006 and incorporated by reference herein.
10.48
Fifth Amendment to the Third Amended and Restated Credit Agreement among EXCO Resources, Inc., EXCO Operating, LP, North Coast Energy, Inc., North Coast Energy Eastern, Inc., as Borrowers, and JPMorgan Chase Bank, NA (successor by merger to Bank One, N.A. (Illinois), as Administrative Agent for itself and the Lenders defined therein, dated December 15, 2005, filed herewith.
14.1
Code of Ethics for the Chief Executive Officer and Senior Financial Officers, filed as an Exhibit to EXCO's Amendment No. 1 to the Form S-1 (File No. 333-129935) filed on January 6, 2006 and incorporated by reference herein.
14.2
Code of Business Conduct and Ethics for Directors, Officers and Employees, filed as an Exhibit to EXCO's Amendment No. 1 to the Form S-1 (File No. 333-129935) filed on January 6, 2006 and incorporated by reference herein.
21.1	Subsidiaries of the registrant, filed as an Exhibit to EXCO's Form S-1 (File No. 333-129935) filed on November 23, 2005 and incorporated by reference herein.
23.1	Consent of PricewaterhouseCoopers LLP, filed herewith.
23.2	Consent of Ernst & Young LLP, filed herewith.
23.3	Consent of KPMG LLP, filed herewith.
23.4	Consent of Hausser + Taylor LLC, filed herewith.
23.5	Consent of Haynes and Boone, LLP (included in its opinion filed as Exhibit 5.1).
23.6	Consent of Lee Keeling and Associates, Inc., filed as an Exhibit to EXCO's Amendment No. 1 to the Form S-1 (File No. 333-129935) filed on January 6, 2006 and incorporated by reference herein.
23.7	Consent of Ralph E. Davis Associates, Inc., filed as an Exhibit to EXCO's Form S-1 (File No. 333-129935) filed on November 23, 2005 and incorporated by reference herein.
23.8	Consent of Schlumberger Data and Consulting Services, filed as an Exhibit to EXCO's Form S-1 (File No. 333-129935) filed on November 23, 2005 and incorporated by reference herein.
24.1	Power of Attorney (included in the signature page of the Registration Statement filed on November 23, 2005).
99.1	Audit Committee Charter, filed as an Exhibit to EXCO's Form 8-K dated November 18, 2004 and filed November 24, 2004 and incorporated by reference herein.

*
Filed as an Exhibit to EXCO's Form S-4 filed March 25, 2004 and incorporated by reference herein.

**
Filed as an Exhibit to EXCO's Pre-effective Amendment No. 1 to the Form S-4 filed April 20, 2004 and incorporated by reference herein.

***
These exhibits are management contracts.